Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As confidentially submitted to the Securities and Exchange Commission on September 29, 2022. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIDELIS INSURANCE HOLDINGS LIMITED

(Exact Name of Registrant as Specified in its Charter)

Bermuda	6331	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Fidelis Insurance Holdings Limited

Waterloo House

100 Pitts Bay Road

Pembroke

Bermuda HM08

+1 441 279 2500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Attention: Mr. Donald J. Puglisi

(Address, Including Zip Code, of Registrant’s agent for service)

Copies to:

Joseph D. Ferraro Jennifer Tait Willkie Farr & Gallagher (UK) LLP Citypoint, 1 Ropemaker Street London EC2Y 9AW United Kingdom	Gary D. Boss Benjamin J. Cohen Kirsten Gaeta Latham & Watkins LLP 1271 6th Avenue New York, New York 10020 Telephone: (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☒
Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of such securities is not permitted.

SUBJECT TO COMPLETION, DATED            , 2022

Common Shares

FIDELIS INSURANCE HOLDINGS LIMITED

Common Shares

This is the initial public offering of the common shares, par value $0.01 per share, of Fidelis Insurance Holdings Limited (the “Common Shares”). The selling shareholders named under the caption “Principal and Selling Shareholders” below (the “Selling Shareholders”) are offering Common Shares. We are not selling any Common Shares under this prospectus and will not receive any of the proceeds from the sale of the Common Shares being sold by the Selling Shareholders in this offering.

Currently, no public market exists for our Common Shares. We intend to apply to list our Common Shares on the                 under the symbol “                .” We intend to list our Common Shares on the                 on or about                , 2022.

We anticipate that the initial public offering price for our Common Shares will be between $             and $            per Common Share.

Investing in our Common Shares involves risks. See “Risk Factors” beginning on page 31.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to the Selling Shareholders	$	$

(1)	Please see “Underwriting” for a description of compensation payable to the underwriters.

The underwriters also may purchase up to                 additional Common Shares from the Selling Shareholders at the initial public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

The underwriters expect to deliver the Common Shares to purchasers on or about                , 2022.

J.P. Morgan                    Barclays

Prospectus dated                , 2022

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

ABOUT THIS PROSPECTUS

We and the Selling Shareholders have not authorized anyone to provide any information different from that contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred prospective investors. We and the Selling Shareholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give prospective investors. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Common Shares.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement, and should not be deemed to be a representation, warranty or covenant made to prospective investors or for the benefit of prospective investors. Moreover, such representations, warranties or covenants were accurate only as of the date they were made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Except as otherwise indicated, the information in this prospectus assumes the effectiveness of our Amended and Restated Bye-Laws (as defined herein) immediately prior to the consummation of the Separation Transactions (as defined herein) and this offering.

Certain Defined Terms

Certain abbreviations and definitions of certain insurance, reinsurance, financial and other terms used in this prospectus are defined in the “Glossary of Selected Terms” section of this prospectus.

Exchange Control

We intend to apply for and expect to receive consent under the Exchange Control Act 1972 (and its related regulations) from the Bermuda Monetary Authority (the “BMA”) for the issue and transfer of the Common Shares to and between non-residents of Bermuda for exchange control purposes provided the Common Shares remain listed on an appointed stock exchange, which includes                . In granting such consent, neither the BMA nor any other relevant Bermuda authority or government body accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

Service of Process and Enforcement of Civil Liabilities

We are a Bermuda exempted company. As a result, the rights of holders of our Common Shares will be governed by Bermuda law and our memorandum of association and the Amended and Restated Bye-Laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of our directors and officers are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Investors Outside the United States

Neither we nor any of the Selling Shareholders have done anything that would permit the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Common Shares and the distribution of this prospectus outside of the United States.

REGISTERED TRADEMARKS AND TRADEMARK APPLICATIONS

We own or have rights to use trademarks, service marks or trade names that we use in connection with the operation of our business. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, trade names and copyrights.

MARKET AND INDUSTRY DATA AND FORECASTS

Certain market and industry data and forecasts included in this prospectus were obtained from independent market research, industry publications and surveys, governmental agencies and publicly available information. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein. Similarly, independent market research and industry forecasts, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. While we are not aware of any material misstatements regarding the market or industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

BASIS OF PRESENTATION

Presentation of Financial Information

References to “Current Fidelis” refer to Fidelis Insurance Holdings Limited (“FIHL”) and its consolidated subsidiaries prior to the consummation of the Separation Transactions and this offering. References to the “Listed Group” refer to FIHL and its consolidated subsidiaries following the consummation of the Separation Transactions and this offering. Unless otherwise indicated, or the context otherwise requires, references herein to “Fidelis,” “Group,” “we,” “our,” “us,” and other similar references refer (i) prior to the consummation of the Separation Transactions and this offering, to Current Fidelis and (ii) following the consummation of the Separation Transactions and this offering, to the Listed Group. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the Separation Transactions and the completion of this offering. References to “segment(s)” and “pillar(s)” shall have the same meaning as used herein and shall be used interchangeably to refer to each of the three pillars or segments of our business, Bespoke, Specialty and Reinsurance.

See “Summary—The Separation Transactions,” “Summary—Our Corporate Structure” and “The Separation Transactions” for a more particularized description of the Separation Transactions.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The financial information included herein has been derived from the financial statements and accounting records of Fidelis and has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Following this offering, FIHL will operate and control all of the business and affairs and consolidate the financial results of FIHL and its consolidated subsidiaries. Amounts in this prospectus and the financial statements included in this prospectus are presented in U.S. dollars rounded to the nearest million, unless otherwise noted. Certain amounts presented in tables are subject to rounding adjustments and, as a result, the totals in such tables may not sum.

Non-U.S. GAAP Financial Measures

Our financial statements included in this prospectus have been prepared in accordance with U.S. GAAP. We have included certain non-U.S. GAAP financial measures in this prospectus, as further described below, that may not be directly comparable to other similarly titled measures used by other companies and therefore may not be comparable among companies. For purposes of Regulation G and Section 10(e) of Regulation S-K, a non-U.S. GAAP financial measure is a numerical measure of a company’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in the statements of operations, balance sheets, or statement of cash flows of the company; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G and Section 10(e) of Regulation S-K, we have provided reconciliations of non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures. These non-U.S. GAAP measures are provided because our management uses these financial measures in monitoring and evaluating our ongoing results and trends.

This prospectus contains “non-U.S. GAAP financial measures,” including accident year loss ratio excluding catastrophes and prior year reserve movements, net investment return, total investment return, total investment return percentage, operating net income, RoE, Operating RoE and Steady State RoE, which are financial measures that are not required by, or presented in accordance with U.S. GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Performance Measures and Non-U.S. GAAP Financial Measures.”

We believe that, in addition to our results determined in accordance with U.S. GAAP (that include performance measures such as loss ratio, underwriting ratio, expense ratio and combined ratio), accident year loss ratio excluding catastrophes and prior year reserve movements, net investment return, total investment return, total investment return percentage, operating net income, RoE, Operating RoE and Steady State RoE are useful in evaluating our business and the underlying trends that are affecting our performance. The non-U.S. GAAP measures noted above are primary indicators that our management uses internally to conduct and measure its business and evaluate the performance of its consolidated operations. Our management believes these non-U.S. GAAP financial measures are useful as they provide meaningful analysis of the performance of the business. These non-U.S. GAAP financial measures are used in addition to and in conjunction with results presented in accordance with U.S. GAAP. These non-U.S. GAAP financial measures reflect an additional way of viewing aspects of our operations that, when viewed with our U.S. GAAP results and, where applicable, the accompanying reconciliations to corresponding U.S. GAAP financial measures, provide a more complete understanding of factors and trends affecting our business. A material limitation associated with these non-U.S. GAAP measures as compared to the U.S. GAAP measures is that they may not be comparable to other companies with similarly titled items that present related measures differently. The non-U.S. GAAP measures should be considered as a supplement to, and not as a substitute for or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of these non-U.S. GAAP financial measures to the most directly comparable financial measures stated in accordance with U.S. GAAP.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before investing in Common Shares and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and our financial statements and the related notes included elsewhere in this prospectus, before deciding to purchase Common Shares. Unless otherwise indicated, or the context otherwise requires, references herein to “Fidelis,” “Group,” “we,” “our,” “us,” and other similar references refer (i) prior to the consummation of the Separation Transactions and this offering to Current Fidelis and (ii) following the consummation of the Separation Transactions and this offering to the Listed Group.

Our History; Then to Now

Fidelis is a global (re)insurance company, with operations in Bermuda, Ireland and the United Kingdom. FIHL was formed in Bermuda in 2014 by Richard Brindle, under the principles of focused, process-driven and disciplined underwriting and risk selection, strong client and broker relationships and nimble capital deployment. Fidelis completed its initial funding and began underwriting business in June 2015 under the direction of an experienced management team led by Richard Brindle. Since then, Fidelis has assembled a diversified book of (re)insurance business and achieved scale as a specialty (re)insurer with GPW of $2.8 billion for the year ended December 31, 2021.

Subject to regulatory approvals, Fidelis will complete a number of separation and reorganization transactions, collectively referred to as the “Separation Transactions,” in order to create two distinct holding companies: FIHL and Shelf Holdco II Limited (“MGU HoldCo”). FIHL will be the parent holding company for the Listed Group, is the issuer of the Common Shares sold by the Selling Shareholders in this offering and will continue to own all of the insurance operating subsidiaries of Current Fidelis, comprised of Fidelis Underwriting Limited (“FUL”), Fidelis Insurance Bermuda Limited (“FIBL”) and Fidelis Insurance Ireland DAC (“FIID”). FIID will convert from an Irish designated activity company to an Irish public limited company as part of the Separation Transactions and in due course may also merge with its wholly owned subsidiary, Fidelis Insurance Europe S.A. (“FIESA”). The Listed Group will also have its own service company, FIHL (UK) Services Limited, which will have a branch in Ireland (“FIHL (UK) Services”).

MGU HoldCo will be the parent holding company for the managing general underwriting platform (the “Fidelis MGU”) that will carry on the origination and underwriting activities of Current Fidelis and which will be led by Mr. Brindle. MGU HoldCo’s principal operating subsidiaries will be Pine Walk Capital Limited (“Pine Walk Capital”), Pine Walk Europe SRL (“Pine Walk Europe”) and Shelf Opco Bermuda Limited, a newly incorporated MGU in Bermuda (“Bermuda MGU”).

Subject to regulatory approvals, FIHL and MGU HoldCo will enter into a rolling 10-year framework agreement (the “Framework Agreement”) that will govern the ongoing relationship between the two groups of companies (see “—Our Corporate Structure” for additional details). As part of the Separation Transactions, Mr. Brindle’s employment agreement and the employment agreements of certain other senior management and other employees of Current Fidelis will remain with Fidelis Marketing Limited (“FML”) (the service company presently forming part of Current Fidelis, and which will transfer to and become part of the Fidelis MGU as part of the Separation Transactions), and Mr. Brindle will become the Chairman and Chief Executive Officer of the Fidelis MGU. See “Separation Transactions.”

The Separation Transactions will allow FIHL to access the underwriting expertise of the Fidelis MGU while allowing the Fidelis MGU to attract and retain highly sophisticated underwriting talent, including Mr. Brindle

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

and senior underwriters. We believe that the Separation Transactions will have structural benefits for both groups of companies, including increased flexibility to quickly respond to evolving insurance and reinsurance market conditions and helping sustain our strong underwriting results through access to top talent. Our objective following the Separation Transactions is to further solidify Fidelis’ position as a leading property, bespoke and specialty underwriter.

Our Company

Fidelis is a leading global provider of property, bespoke and specialty insurance and reinsurance products. We believe our differentiated underwriting positions us well to generate strong returns across (re)insurance cycles. FIHL will be led by Mr. Daniel Burrows who has more than 35 years of experience in the insurance industry and will be supported by a highly experienced management team that will continue to manage the operations of Fidelis based on our founding principles.

Following the Separation Transactions, the Listed Group will be positioned as a scaled, specialty insurance provider with exclusive right of first access to the Fidelis MGU’s underwriting business during the term of the Framework Agreement. Based on Fidelis’ historical experience, we expect this long-term partnership to deliver strong returns to our shareholders, primarily driven by our underwriting results. We aim to be good stewards of capital by effectively balancing capital deployment across market opportunities with capital distributions to our shareholders.

We will continue to benefit from decades of thought and process leadership and innovation through our strategic relationship with the Fidelis MGU. The management team of the Fidelis MGU, led by Mr. Brindle, has a robust track record built across multiple platforms. Mr. Brindle has more than 38 years of underwriting leadership, including founding Lancashire Holdings Limited (“Lancashire”) and holding leading roles at Syndicates 488 and 2488 at Lloyd’s of London (“Lloyd’s”). Teams led by Mr. Brindle oversaw Lancashire stock price appreciation of 412.0% from December 16, 2005 (the date of Lancashire’s initial public offering) to December 31, 2013 (immediately prior to his retirement from Lancashire), significantly exceeding the 71.0% price appreciation from a group of Lancashire’s publicly traded insurance company peers for the period (including Ace, XL, Arch, Everest, PartnerRe, Axis, Allied World, Renaissance Re, Validus, Montpelier, Greenlight Re, Third Point Re, Hiscox, Amlin, Catlin, Beazley and Novae). Mr. Brindle and his team also outperformed at Lloyd’s by delivering a 17.5% return on a straight average for Syndicates 488 and 2488 during his time there from 1986 to 1998, compared to Lloyd’s average return of 0.9% over the same period. Further, while at Fidelis, between 2018 and 2020 Mr. Brindle and his management team achieved strong underwriting performance with an average loss ratio of 39.0% and an average combined ratio of 81.0%. Fidelis has continued to significantly outperform peers across key growth and profitability metrics from 2017 to 2021. Fidelis’ combined ratio was 86.2%, 76.3%, 86.5%, 80.6% and 92.9% in 2017, 2018, 2019, 2020 and 2021, respectively, compared to a peer average combined ratio of 109.4%, 96.9%, 96.7%, 103.7% and 96.6% in 2017, 2018, 2019, 2020 and 2021, respectively. Fidelis’ peer group includes Arch, Argo, Aspen, Markel, W. R. Berkley, Hiscox, Beazley, Lancashire, Everest Re, Axis Capital and Renaissance Re. The Fidelis combined ratio is calculated as net loss, acquisition and administration expenses as a percentage of net premium earned (“NPE”). Peer combined ratios were calculated as the average of the reported combined ratios of each company.

We will continue to focus on nimble underwriting designed to capitalize on current market trends and dislocations as well as emerging risk solutions. We expect to maintain at a minimum the existing underwriting standards and where appropriate will look for enhancements. The team of underwriters at the Fidelis MGU intends to maintain the robust processes and use of technology that have been key to Fidelis’ historical success at ensuring its underwriting efforts capture recent market developments. We believe this close coordination reduces the likelihood of siloed underwriting and gives us a competitive advantage in our underwriting, risk assessment and ability to offer as many products as possible to clients. A crucial and distinguishing part of those robust

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

processes is daily Underwriting and Marketing Conference Calls (the “UMCC”) with practice leads and key members of senior management (including risk modeling, actuarial, legal, compliance, contract wordings and claims representatives) to provide live market insights and multiple perspectives to allow underwriters to quickly assess emerging opportunities, achieve strong underwriting and cross-sell across our product range. See “—Our Competitive Strengths—Performance Measures and Non-U.S. GAAP Financial Measures” below for further detail.

Since we began underwriting business in 2015, Fidelis has reached an attractive scale in property, bespoke and specialty insurance and reinsurance markets while delivering robust results. Our GPW grew from $0.7 billion for the year ended December 31, 2018 to $2.8 billion for the year ended December 31, 2021, a compound annual growth rate of 59.0%, while delivering an average loss ratio of 48.4% and a combined ratio of 87.9% over the same period. In addition to earnings growth from the origination of new business, we believe that there is significant embedded earnings potential in previously written business due to the requirements of applicable accounting rules that revenue from written premiums must be recognized when earned over the life of a policy. This is reflected in our gross unearned premium reserve balance of $2.1 billion at December 31, 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for reconciliations of non-U.S. GAAP measures.

Our scale and access to the highly selective underwriting capabilities of the Fidelis MGU via our strategic relationship will allow us to capitalize on current insurance market trends and continue focusing on delivering growth coupled with strong underwriting results.

Our Commitment to Environmental, Social and Governance Matters

Fidelis is committed to being a leader in the industry with respect to standards for environmental, social and governance (“ESG”) matters. We are developing tools to measure impacts on the carbon intensity of our insurance portfolios, and we have been at the forefront of the market in seeking to use policy language to eliminate exposure to forced labor and modern slavery in the marine cargo line of business. Furthermore, FIHL’s investment portfolio is managed in a manner that is consistent with Fidelis’ sustainability principles and ESG objectives, including a target allocation to green, social and sustainable (“GSS”) investments, limitations on issuers with poor ESG ratings and limitations on select industries.

Additionally, we have taken action in each year since 2018 to more than offset our carbon emissions and are committed to becoming carbon neutral. In 2018, 2019, 2020 and 2021, we offset our carbon emissions at 125%, 150%, 200% and 150%, respectively, on a tons-of-carbon-equivalent basis through the use of carbon credits. We partnered with industry experts such as ClimatePartner in 2018 and 2019 and C-Level in 2020, to calculate our carbon emissions. We were awarded carbon credits through investments in Earth’s forests, including forest protection in investments in the April Salumei area of Papua New Guinea in 2018 and 2019 and reforestation projects in Nicaragua and Tanzania in conjunction with CommuniTree and Hazda Hunter Gatherers in 2020 and 2021, respectively.

In addition, Fidelis established its charitable body, The Fidelis Foundation (the “Foundation”), in December 2020. The Foundation contributes, among other things, towards the promotion of initiatives relating to anti-fascism, anti-racism, anti-discrimination, female education and empowerment, green education, helping to end poverty, prevention of cruelty against animals, and helping to end prejudice. Fidelis contributes up to 1.0% of its profits (capped at $2.0 million) on an annual basis to the Foundation, including $1.8 million funded in 2021.

Diversity and inclusion are integral to Fidelis and we aim to continue to pursue a strategy that increasingly reflects the markets in which we do business. We pursue a diversity and inclusion strategy that includes accountability, representation, advancement, culture, outreach and fostering a sense of belonging for all our

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

employees. We employ targeted recruiting to identify diverse candidates and hire external agencies to advertise vacancies to increase hiring of women and ethnically diverse employees. We actively monitor outreach and interview stage progression to identify and remove any unconscious biases where they may exist in our processes or decision making. In addition, we seek to promote our diverse talent from within, identifying those that have potential to take on more senior roles and fast-tracking them through exposure to a wide range of business opportunities as well as structured training and development.

Strategic Relationship with the Fidelis MGU

We believe the insurance industry is evolving rapidly and is primed for further value chain disaggregation which will allow specialist underwriters to benefit from access to clients and risks and to provide access to alternate forms of capital.

As part of the Separation Transactions, MGU HoldCo will become a minority investor in FIHL (holding approximately 9.9% of the Common Shares) and will enter into the Framework Agreement with FIHL to build a long-term agency relationship that provides strong economic and strategic alignment between the two groups of companies. The Framework Agreement, under which Fidelis will secure business from the Fidelis MGU, will have a rolling initial term of 10 years. Years one to three will roll automatically (each year resetting the term of the Framework Agreement to a new 10-year period) and the notice to roll will be deemed given at the end of years one, two and three (i.e., the years roll automatically and will not be subject to any underwriting target or preconditions to rolling). From year four onwards, the Framework Agreement will roll at the written election of FIHL, with such election to be delivered at least 90 days prior to the commencement of the subsequent contract year. Any decision by FIHL to elect not to roll the Framework Agreement on or after year four will mean that the remainder of the 10-year term then in effect will continue in place (i.e., the Framework Agreement will have a further nine years to run in the first year following the election by FIHL not to roll the Framework Agreement). See “Material Contracts and Related Party Transactions—Framework Agreement.”

The Fidelis MGU will manage underwriting, origination, outwards reinsurance, actuarial and claims services with close review and oversight from the Listed Group to ensure adherence with the agreed upon group-level annual plan (the “Group Annual Plan”), which sets out our underwriting parameters and risk tolerances in respect of our three-pillar underwriting strategy on a gross / net basis for each annual period. While the Framework Agreement will establish the overarching parameters of the outsourced underwriting relationship between the Listed Group and the Fidelis MGU, the relationship will be more specifically governed on a jurisdictional basis by a series of Delegated Underwriting Authority Agreements (as defined herein). The parties to each Delegated Underwriting Authority Agreement will prepare their own subsidiary-level annual plans (each, a “Subsidiary Annual Plan”). See “Material Contracts and Related Party Transactions—Framework Agreement—Subsidiary Annual Plans.” We also anticipate that the Fidelis MGU will provide us with a number of enterprise and support services on a cost plus basis, such as accounting, other finance and reporting services, IT infrastructure, maintenance and system development services and facilities management services pursuant to the Inter-Group Services Agreement to be entered into between FIHL and MGU HoldCo. See “Material Contracts and Related Party Transactions—Inter-Group Services Agreement.” It is also anticipated that separate and distinct from the Inter-Group Services Agreement, certain human resources services will be provided by the Fidelis MGU to the Listed Group pursuant to a separate agreement.

Following the consummation of the Separation Transactions, we will continue to leverage the Fidelis MGU’s sophisticated underwriting technology and talent and will benefit from our shared history in underwriting principles, strategic visions, and managerial approaches. Our arrangement will be governed by arm’s-length terms for origination and management consistent with industry commission levels, including market overrider commissions, and with a focus on aligning incentives for strong underwriting performance. Ceding commissions payable to the Fidelis MGU will be charged for underwriting, claims and actuarial pricing services and will be

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

calculated based on NPW to ensure alignment on reinsurance purchasing. To avoid fee duplication, ceding commissions payable for open market business sourced by the Fidelis MGU will be set at 11.5% and ceding commissions payable for business sourced by the Fidelis MGU via third-party managing general underwriters to whom underwriting authority has been sub-delegated by the Fidelis MGU will be set at 3.0%. Any existing business that will continue to be sourced by subsidiary cells of Pine Walk Capital (as part of Current Fidelis presently and which will transfer to the Fidelis MGU upon the completion of the Separation Transactions) will continue to follow the fees and commissions set under those agreements. For the year ended December 31, 2021, the fees and commissions attributable to subsidiary cells of Pine Walk Capital was approximately 11.0% on average of the total Pine Walk Capital GPW. Long-term objectives will be further aligned by FIHL paying an ongoing portfolio management fee of 3.0% (“Portfolio Management Fee”) to the Fidelis MGU and a 20.0% profit commission on Operating RoE (“Binder Operating RoE”) above a hurdle rate of 5.0% calculated on a Listed Group basis. Binder Operating RoE will be defined in the Framework Agreement as FIHL’s consolidated net underwriting margin (disregarding any business not underwritten by the Fidelis MGU following the date of the Framework Agreement and the effect of any FIHL Procured Outwards Reinsurance, as defined in the Framework Agreement) plus all overriders retained by the Listed Group (disregarding the effect of any FIHL Procured Outwards Reinsurance), minus an Administrative Expenses Allowance (defined in the Framework Agreement as a sum equating to 2.3% of net written premium), minus the proportion of FIHL’s costs of financing its debt and preferred securities included in FIHL’s total capital that is deemed to be allocated to the Fidelis MGU, minus the total accumulated ceding commission that is payable by the Listed Group to the Fidelis MGU, minus the Portfolio Management Fee relating to business underwritten by the Fidelis MGU, divided by the proportion of FIHL’s opening Common Shareholders Equity adjusted for dividend and equity raises (as set out in year-end consolidated audited accounts) that is deemed to be allocated to the Fidelis MGU. The calculation of such profit commission will include a deficit carry-forward mechanism for a maximum of two years in which the Binder Operating RoE is below zero. For a more detailed discussion of all the fees and commissions payable by the Listed Group in connection with its outsourced relationship with the Fidelis MGU, see “Material Contracts and Related Party Transactions—Framework Agreement—Fees and Commissions.”

We believe the Separation Transactions will give us a scaled property, bespoke and specialty (re)insurer, long-term access to a sophisticated underwriting team focused distinctively on capital optimization and insurance portfolio management. Under this structure, we believe we will be well positioned to generate attractive returns, deploy capital toward profitable underwriting opportunities sourced through our strategic arrangement with the Fidelis MGU, and grow our business. The strategic arrangement adheres to our long-standing philosophy of writing insurance and reinsurance in areas where deep expertise is required to deliver an attractive risk / reward profile through (re)insurance cycles.

Our Business; Overview

We focus our business on three pillars: Bespoke, Specialty and Reinsurance (“Bespoke,” “Specialty” and “Reinsurance,” respectively). We believe our three-pillar strategy and capabilities allow us to take advantage of the opportunities presented by evolving (re)insurance markets and proactively shift our business mix across market cycles.

Bespoke

For the year ended December 31, 2021, the Bespoke pillar accounted for 21.1% of our GPW and 27.1% of our NPW with an underwriting ratio of 61.9% and a loss ratio of 28.3%. GPW in the Bespoke pillar grew from $209.9 million for the year ended December 31, 2017 to $588.0 million for the year ended December 31, 2021, a compound annual growth rate of 29.4%, despite our decision to maintain our GPW in 2020 at the same level as in 2019 in light of political and economic uncertainties arising from the COVID-19 pandemic. During the same period, our average underwriting ratio was 55.5%. In 2021, the Bespoke pillar generated $96.0 million in underwriting income.

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The Bespoke pillar focuses primarily on highly tailored and specialized products, including policies covering credit and political risk, political violence and terrorism, limited cyber reinsurance, tax liabilities, title, transactional liabilities and other bespoke products that fit our criteria. The relationships we have formed with clients and brokers, the underwriting expertise required, and nature of the underlying risks create a higher barrier to entry and help us maintain our position as a leader in the industry. Typically, these lines do not follow the established (re)insurance cycle and are largely influenced by prevailing economic conditions at a given time. As such, these products require highly specialized pricing and other models tailored to the risk profile. For example, for certain significant risk transfer transactions, pricing is largely driven by counterparty credit quality which has low correlation with current (re)insurance cycle and high correlation with the overall economy and macro events. As a result, Bespoke policies follow a different and diversified loss pattern relative to our Specialty and Reinsurance pillars.

The Bespoke portfolio has several economic features that we believe are financially attractive. The contracts often have multi-year tenors, and the products generally have expected low and stable attritional loss ratios over the exposure period. The combination of longer tenor and lower expected loss experience creates the potential to capture additional embedded value as premiums are earned over the exposure period under U.S. GAAP accounting. Additionally, the contracts are highly capital-efficient as these risks tend to have little or no correlation to peak natural catastrophe perils driving a higher RoE than other lines. Furthermore, the contracts typically have customized provisions rather than standard market contractual provisions, creating opportunities to optimize pricing and establish proprietary, recurring relationships with clients.

The Bespoke pillar benefits from quota share, aggregate and stop loss and excess of loss retrocessional cover, which helps to minimize the potential net losses in the business written.

Our Bespoke pillar is central to our business, and we believe it is one of the key differentiators of our business from that of other specialty insurers. The specialist nature of this business combined with lower levels of market competition result in a less commoditized, more tailor-made product that delivers better and lower volatility underwriting performance with less exposure to the typical (re)insurance cycle. The capital-efficient nature of these products and potential for high RoE allow us to retain sufficient capital to withstand deterioration through (re)insurance cycles while avoiding accumulation of excess capital like many of our competitors focused primarily on high-volatility property reinsurance.

Specialty

For the year ended December 31, 2021, the Specialty pillar accounted for 40.0% of our GPW and 47.4% of our NPW with an underwriting ratio of 62.3% and a loss ratio of 38.5%. GPW in the Specialty pillar grew from $70.8 million for the year ended December 31, 2017 to $1,115.2 million for the year ended December 31, 2021, a compound annual growth rate of 99.2%. During the same period, our average underwriting ratio was 61.4%. In 2021, the Specialty pillar generated $201.8 million in underwriting income.

The Specialty pillar classes include aviation, energy, space, marine, contingency and property direct and facultative (“D&F”). Given the current position of the reinsurance market in the insurance cycle, we have used our Specialty pillar increasingly to deploy capital targeted to natural catastrophe exposure through property D&F lines of business rather than through our Reinsurance pillar. We further capitalized on market dislocations and associated rate increases in key classes such as marine and aviation to increase the amount of business written. The Specialty pillar benefits from quota share, aggregate, stop loss and excess of loss retrocessional cover and industry loss warranties, which helps to minimize the potential net losses in the business written.

Our Specialty pillar provides us with access to capital-efficient business and facilitates diversification of our exposures. Due to the soft rate environment in years prior to 2020, this pillar has historically been the smallest

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contributor to our GPW. However, following the significant dislocation in the market beginning in late 2019, GPW attributable to our Specialty pillar significantly increased in 2020 and continued to do so in 2021.

In the Specialty pillar, we plan to leverage the Fidelis MGU’s ability to adapt to constantly evolving market dynamics and develop specialized and tailored pricing and aggregation models while maintaining a disciplined underwriting approach. Our underwriters work to form, and via the sophisticated underwriting expertise at the Fidelis MGU we plan to continue to develop, collaborative relationships with brokers and clients, offering them the full suite of our existing products as well as working with them to innovate new product ideas. This relationship-driven approach allows our underwriters, and will allow underwriters at the Fidelis MGU on our behalf, to identify from existing clients additional underwriting opportunities for providing cover on other related lines of business. We typically seek out capacity-driven layers with attractive pricing, often focusing on dislocated markets, and look to ensure successful and sustainable growth in this pillar through developing and maintaining an excellent broker network.

Reinsurance

For the year ended December 31, 2021, the Reinsurance pillar accounted for 38.9% of our GPW and 25.5% of our NPW with an underwriting ratio of 138.2% and a loss ratio of 114.2%. GPW in the Reinsurance pillar grew from $265.2 million for the year ended December 31, 2017 to $1,084.4 million for the year ended December 31, 2021, a compound annual growth rate of 42.2%. During the same period, our average underwriting ratio was 87.0%.

Our Reinsurance pillar consists of an actively managed, primarily residential property catastrophe reinsurance book, with closely controlled aggregates using our proprietary FireAnt aggregation and analytics system to monitor exposures in real time. The Reinsurance pillar also includes property retrocession and a limited amount of composite and multi-class asset reinsurance. In the context of excess of loss reinsurance products, we focus on underwriting attachment points largely exposed only to true catastrophe events. The portfolio is global in nature with a strong North American concentration and smaller exposures in Japan, Europe, Australasia and elsewhere throughout the world. The Reinsurance pillar benefits from quota share, aggregate, stop loss and excess of loss retrocessional cover, catastrophe bond cover and industry loss warranties, which helps to minimize the potential net losses in the business written. We believe our strategy of pursuing closely controlled aggregates and focusing on residential portfolios in the Reinsurance pillar helps keep volatility lower than a typical catastrophe book.

We intend to benefit from the Fidelis MGU’s sophisticated analytics capabilities and live aggregation tools, excellent relationships with a blend of regional and nationwide carriers (both in the United States and internationally), and strong retail and wholesale broker relations in the distribution of our products. Since 2021, we have developed a view of risk informed by thorough analysis and discussions with weather and forecasting experts. We have concluded that the effects of climate change on perils such as convective storm, flood and wildfire are not currently represented adequately in current vendor models. As such, we have superimposed our own expectations of frequency and severity on third-party vendor models, which are well in excess of average Bermuda (re)insurers’ loads, to form a base for exposure and aggregation tracking.

For the year ended December 31, 2021, the Reinsurance pillar had a $140.2 million net underwriting loss, primarily driven by the severity and frequency of catastrophes, in particular from Winter Storm Uri and Hurricane Ida in the United States and from Storm Bernd in Europe. We have taken proactive steps to reduce volatility and reshape our Reinsurance portfolio to focus only on clients with stronger financial and loss adjustment capabilities and the resources to adjust and manage high volumes of claims in-house. As a consequence, the property reinsurance portfolio is expected to be reduced for 2022, reducing natural catastrophe volatility across the portfolio. We are increasingly deploying reinsurance capital across large-scale,

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well-resourced national accounts away from smaller regional underwriters, who we believe are less able to adjust and manage large catastrophe events. We have reduced our exposure to the middle layers of treaty accounts which are more exposed to increased frequency and severity of losses as a result of climate change and secondary perils associated with floods and wildfires without commensurate increases in rates. Over time, we expect the impact of these changes to improve the quality of our natural catastrophe-exposed portfolios and reduce volatility. As ever, we will continue to leverage our nimble underwriting abilities and ability to adapt to constantly evolving market dynamics to source business when favorable market conditions are present. If there is an increase in property catastrophe rates, as well as favorable terms and conditions, we would intend to capitalize on those trends and dislocations.

Insurance Market Conditions

We believe we have significant market opportunities given our ability to innovate and adapt to evolving market conditions. The current insurance and reinsurance market environment has experienced a prolonged period of rate increases, structural enhancements and continued improvement of terms and conditions. However, we believe that the higher loss ratios experienced by many of our competitors in recent years due to the frequency and severity of catastrophes has caused some of them to reevaluate and reduce their catastrophe reinsurance business. As companies exit certain (re)insurance markets and/or reduce the scope of their underwriting activities, capacity has been reducing in certain classes, leading to significant year-on-year rate increases in the (re)insurance market since the end of 2019. Some classes of business that have experienced larger rate increases include property catastrophe, property D&F, specialty markets such as aviation, marine, energy and contingency and casualty markets such as medical malpractice and healthcare (with medical malpractice and healthcare being lines of business which Current Fidelis does not write) which is reflective of the hardening cycle being driven by a lack of underwriting profits rather than capital. Global commercial insurance prices rose 9.0% from the first quarter of 2022, the sixth consecutive quarter of price increase since global pricing increases peaked at 22.0% in the fourth quarter of 20201. In particular, we see the emergence of six themes supporting continued rate hardening:

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Climate Change. The frequency and severity of catastrophes is rising as seen by the increases in catastrophes globally in more recent years, requiring rate increases to keep pace. We believe that the impact of a warming climate and increased atmospheric moisture and changing weather patterns will result in increased frequency and severity of elemental catastrophe losses (elemental risks related to the elements i.e., weather related hail and storms etc.). The frequent incidence of annual industry-wide natural catastrophe losses in excess of $100 billion in the aggregate during the period from 2018 to 2021 has led us to reshape our portfolio and reduce our exposure to certain perils, thereby reducing the volatility traditionally associated with the property reinsurance classes. Many of our competitors have experienced higher loss ratios in the same period than in prior cycles and combined ratios in excess of 100%, causing them to reevaluate their levels of premium written against catastrophe reinsurance (see “Business—Competition”). Decreased participation has created a lack of supply of reinsurance capacity causing upward pressure on price. We expect this trend to continue, which would allow Fidelis MGU to underwrite select attractive policies on our behalf and position us to deliver strong risk-adjusted returns.

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Casualty. Reserves across the industry remain deficient for accident years from 2013 to 2019 based on prior year adverse developments for several casualty underwriters. Further adverse developments and actual loss payouts may deplete competitors’ capital and impair their ability to underwrite additional casualty risks. Given Fidelis has made the strategic decision not to write the traditional casualty classes such as general liability, financial lines, directors and officers, and errors and omissions, it is not affected by these potential capital constraining issues, which we believe provides us with a competitive advantage due to our continued position of strength.

[1]	Marsh Global Insurance Market Index Q2 2022.

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COVID-19. Despite improving case and severity data, we believe losses since the beginning of the COVID-19 pandemic have not yet been fully captured. A significant number of outstanding claims and litigation beyond traditional mortality policies persists which may lead to changes in future policies and the risk-appetite of current underwriters. Recent judicial decisions in local markets have made adverse rulings relating to business interruption and treating each case as a separate claim with single claim limits. These rulings could affect the general interpretation of business interruption policies and may increase the level of insurers’ liability in the relevant markets by reducing their ability to aggregate policyholders’ losses when applying single claims limits. Fidelis has limited or no exposure to highly impacted businesses (such as U.K. commercial insurance, contingency (which Current Fidelis began to write after the COVID-19 pandemic began in March 2020) and trade credit), and we continue to believe the effects of the COVID-19 pandemic will impact loss estimates for our competitors, future policies and competitor behavior.

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Cost Inflation. Numerous countries including the United States are experiencing inflation in wages, materials and parts. Real inflation for expert loss adjusters and building materials, exacerbated following a catastrophe, is causing an increase in loss ratios above modeled results for many insurers and complicating future estimates. This effect is increasing losses for multiple areas of the Excess & Surplus, Property & Casualty and reinsurance markets leading to rate increases and decreased appetite. Fidelis incorporates a specific cost inflation factor in its risk modeling to mitigate the effects of inflation. In addition, social inflation driven by changes in societal views on litigation aimed at insurers is a recent and developing risk highlighted by industry leaders and leading to larger claims. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Current Outlook, Market Conditions and Rate Trends.”

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Cyber. Ransomware attacks and other cyber intrusions have risen materially in recent years. The industry broadly has taken differing views on the degree of tail risk and ultimate exposure from such breaches. We believe the frequency of ransomware, hacktivist attacks, and cyber intrusions will likely continue as cryptocurrencies and intermediaries facilitate ransom payments in a manner increasingly difficult for law enforcement agencies to track. The new and evolving nature of the product means that there are few precedents in litigation and claims. Fidelis exited its only direct cyber insurance contract of note under which we retained exposure in 2021. Therefore, our cyber exposures are limited and concentrated in excess of loss reinsurance written in one of the subsidiary cells of Pine Walk Capital—Radius MGU. Given Fidelis’ limited exposure to cyber risk, it is not materially affected by these emerging and uncertain risks which may result in losses for our competitors and a competitive advantage for Fidelis.

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Conflict. The Ukraine Conflict has created uncertainty and potential losses for both global direct insurers and reinsurers. Some lines of business are subject to asymmetrical loss profiles exacerbated by war and armed conflict, which are likely to reduce supply and/or accelerate rate changes. Additionally, aviation, marine, political risk and political violence lines are likely to be particularly impacted as insurers calibrate their losses, reserve, and court proceedings begin on potential claims. Fidelis continues to monitor the Ukraine Conflict to determine the ultimate impact from lines of business which may be exposed to the Ukraine Conflict, including aviation, marine, political risk and political violence contracts.

These market conditions have led to a compelling dislocated underwriting opportunity in numerous specialty areas in which we underwrite.

Our Competitive Strengths

We believe that our competitive advantages are based on the following key strengths:

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“First choice” access to one of the best underwriting teams in the industry. The performance of our business portfolio will be a direct result of the capabilities of the Fidelis MGU management team, led by Richard Brindle, who, upon consummation of the Separation Transactions and concurrently with or prior to the closing of this offering, will become the Chairman and CEO of the Fidelis MGU. Mr. Brindle brings

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more than 38 years of experience in the insurance industry and is known for his track record of outperformance across Lloyd’s syndicates and Lancashire under his leadership. Mr. Brindle was acknowledged by A.M. Best Company, Inc. (“A.M. Best”) in August 2018 to be one of the most successful underwriters in the worldwide insurance market and has a track record of outperformance over the past 30 years. From 2017 to 2021, the Fidelis MGU management team has outperformed peers across key profitability and growth metrics. Between 2018 and 2020, Fidelis achieved strong underwriting performance with an average loss ratio of 39.0% and an average combined ratio of 83.8%. The Fidelis MGU management team brings many years of cumulative experience in broking, underwriting, corporate and actuarial roles as well as long-term client and broker relationships. Mr. Brindle previously founded Lancashire with over $1 billion of start-up capital in December 2005 and grew it into a key player in the (re)insurance market listed on the London Stock Exchange. Under the Framework Agreement, we will secure business for a rolling term of 10 years, providing long-term certainty that we will leverage the Fidelis MGU’s well-established and sophisticated underwriting capabilities. See “Material Contracts and Related Party Transactions” and “The Separation Transactions.”

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Significant scale achieved since establishment and clean platform for growth. We believe our scale achieved since inception and our access to the Fidelis MGU’s sophisticated underwriting analytics and technology platform will give us a competitive advantage. Since we started underwriting in 2015, we have grown our insurance book significantly through organic business expansion including through increased client penetration, new product development, long-term relationships and new reinsurance partnerships. Between 2018 and 2021, we had extremely strong growth with an average year-over-year GPW growth rate of 51.0% compared to 17.3% from other specialty insurers during the same period (including Arch, W. R. Berkley, American Financial Group, RLI, Kinsale, Palomar, Everest Re, RenaissanceRe, Axis, Beazley, Hiscox, and Lancashire), while delivering top quartile underwriting profitability. As our long-tenor business lines (such as Bespoke products) continue to scale, we believe there will be higher convergence of NPE and NPW as prior period unearned premium (“UPR”) continues to earn and have a favorable impact on NPE increasing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Measures and Non-U.S. GAAP Financial Measures.” We have limited exposures to legacy issues that predate our incorporation and impact many of our competitors. Such limited exposure allows Fidelis to focus on future underwriting with the Fidelis MGU’s strong underwriting team and analytics capabilities.

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Strong capital position. We have a strong balance sheet and are committed to preserving our financial strength. As of December 31, 2021, our total assets were $7.0 billion and our total cash and investments (including restricted cash) totaled $3,258.6 million, primarily highly rated, liquid fixed maturity assets. Our $2.5 billion total capitalization (which includes our preferred securities and issued debt) provides us with the flexibility to engage in attractive underwriting opportunities and scale quickly when market conditions warrant increased business.

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Nimble approach and focus on bottom line. We take pride in making reasoned decisions to actively enter and grow or reduce and exit specific lines of business as opportunity arises or diminishes. We believe our nimble approach and firm focus on bottom-line profitability (i.e., net income, as opposed to top-line growth) of each line of business is key to our strategy and success. We will establish our underwriting parameters and risk tolerances in respect of the three-pillar underwriting strategy in the Group Annual Plan, which will be prepared by the Fidelis MGU in consultation with the Listed Group and presented to the Listed Group for formal approval on a gross/net basis.

Our strategy is to increase line sizes where appropriate, take the lead in requiring rate changes and establish ourselves as the “go to” market for solutions through our in-force portfolio and new classes of specialty and bespoke products. Depending on market conditions, the Fidelis MGU, with our consent, may exercise its discretion in coordination with us to increase retention by reducing outwards quota shares to take further advantage of the continued hardening of rates. Similarly, we may also coordinate with the Fidelis MGU to

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increase line sizes as conditions warrant. We intend to grow specialty classes by writing large line sizes to further push rate increases and access new classes where there is significant market dislocation. We expect to grow our bespoke and specialty products through a combination of organic growth of our already well-established footprint, systematic cross-selling to clients and innovative new products while maintaining quality underwriting information, high-quality risk selection and multi-line aggregation tools and technology.

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Access to well-diversified, multi-line (re)insurance risk. We prioritize pursuing a targeted diversification strategy focused on three pillars – Bespoke, Specialty and Reinsurance. We have built a portfolio leveraging our ability to remain agile across market cycles with 64 lines of business across our three pillars. Our products serve numerous industries, types of exposure, and geographies. We believe that the Fidelis MGU’s ability to price and aggregate bespoke risks, adapt to evolving market dynamics in the specialty market, and continually optimize in reinsurance markets uniquely positions us to continue to grow a profitable portfolio. The breadth of our portfolio offering in conjunction with our partnership with the Fidelis MGU also allows us to adjust line sizes and retention rates based on prevailing market conditions and achieve optimal economics for the overall portfolio. The three-pillar strategy is central to our growth as it allows us to deliver attractive risk-adjusted returns to shareholders in the long term by managing through (re)insurance cycles and deploying to the most favorable market conditions across the three pillars.

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Innovative product offering positioned for continued growth. We focus on building first mover advantages across our markets. Our product portfolio evolves in response to client demand for bespoke, tailored products and our market-driven, real-time assessment of risk. Over the past four years, we have grown our book of newly created solutions across a wide range of sectors including airline, intellectual property, marine, and residential mortgage, expanding our business lines to 64 lines as of December 31, 2021 from 43 as of December 31, 2017. Through this innovation, we have further strengthened our three-pillar strategy and our position as a skilled specialty insurer.

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Proprietary technology integration with full control of data. We will continue to leverage the Fidelis MGU’s proprietary and sophisticated technology platform. As a business that was established in 2014, Fidelis had the benefit of building a proprietary underwriting platform free from constrained legacy systems. We believe that the technology platform, which will transfer to the Fidelis MGU in connection with the Separation Transactions, has significant advantages over our competitors. It is our understanding, that many peers use hybrid platforms built more than a decade ago, that spread between various fragmented modules which reduce their agility and make it difficult to effectively analyze real-time data. Fidelis has a single holistic pricing, aggregation and analytics platform (i.e., FireAnt), which helps us avoid key pitfalls of other systems including: time wasted in duplicating data entry across multiple systems, inconsistency of modeling and pricing approach, inability to raise queries across multiple lines simultaneously, no direct link offered to outwards reinsurance and capital structures, and lag time for those other systems to respond to emerging risks. The technology platform will enable the Fidelis MGU to take full control of data with no “black box” third-party assumptions. We believe that the platform leverages high-quality outside software with custom tools developed purposefully and in-house with the ability to aggregate and analyze data on a real-time basis. This includes third-party risk models and software, Jarvis (a custom integrated group data warehouse), Tyche (third-party capital modeling application), Prequel (a custom policy administration system) and FireAnt (a custom pricing, simulation, exposure aggregation, and portfolio optimization tool). FireAnt allows for optimization of returns and management of volatility and capacity based on real time data. The highly specialized data capabilities developed and presently in use by Fidelis have driven enhancement in underwriting across Bespoke and Specialty lines including marine, aviation and terror where live data is actively analyzed to unlock new opportunities.

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Embedded ESG initiatives that are core to our business. ESG is in the DNA of our company. Our commitment to ESG and following the initiatives set out below is core to our success as a business. We believe that the insurance industry has significant soft power to effect change because of its crucial role in

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the financing chain. In order to have a practical approach to implementation of ESG considerations, we have adopted the following as key areas of focus: animal welfare, armaments, capital punishment, coal and arctic drilling, anti-slavery/human trafficking and diversity and inclusion. The Fidelis MGU will continue to incorporate an ESG assessment into its underwriting on our behalf and is building out a system for underwriters to use as a reference tool when reviewing individual insurance risks. Fidelis has been at the forefront of the U.K. market in promoting the use of a forced labor clause in marine cargo business and is cooperating with the U.K. Independent Anti-Slavery commissioner and Anti-Slavery International, a non-profit organization to develop a commitment to which insurers and brokers can sign up. In 2021, we implemented forced labor clauses in 87.4% of our marine cargo accounts.

Fidelis is the first U.K. market insurer to sign up to The Poseidon Principles on Marine Insurance which pledges a net zero marine hull insurance portfolio. We are using our positions as industry thought leaders to shape future business by joining the UN convened Net Zero Insurance Alliance which commits to transition our insurance and reinsurance portfolios to net zero greenhouse gas emissions. We actively support the transition to a net zero global economy by making renewable energy one of our classes of underwriting, including the construction of offshore wind turbine farms. Fidelis became a member of ClimateWise in August 2022. The ClimateWise Principles require members to disclose their responses to the risks and opportunities of climate change and are aligned with the Task Force on Climate-related Financial Disclosure requirements and report annually on actions taken in support of those principles.

We drive employee engagement through opportunities for employees to live out their values at work. The employee-led Fidelis Insurance Green Team, which has representatives from each office, suggests ways to reduce our carbon impact and improve recycling rates, such as our 200% carbon usage offset in 2020 and 150% in 2021. We contribute up to 1.0% of our profits (up to $2 million annually) to fund The Foundation, including $1.8 million in 2021, which directs our charitable giving through a network of charities advocated for by our staff and allows staff volunteer opportunities. We support social mobility and diversity in our communities through our support for The Brokerage, a social mobility charity (a number of whose interns have become our full-time employees) and the Afro-Caribbean Insurance Network.

We maintain underwriting and investment restrictions that align with our ESG principles, such as excluding a number of sectors that we believe pose risks of harm to people, animals and the environment. Furthermore, FIHL’s investment portfolio is managed in a manner that is consistent with Fidelis’ sustainability principles and its ESG objectives. The core fixed maturity portfolio has target GSS investment thresholds, prohibits issuers with poor ESG ratings, and restricts certain industries and behaviors.

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Highly experienced, well regarded management team. Our management team consists of industry veterans with many years of relevant experience in insurance, providing FIHL with the necessary functional support supplemented by the services stipulated under the Framework Agreement and Inter-Group Services Agreement. We will be led by Mr. Daniel Burrows, who, prior to joining Fidelis in 2015, was the co-CEO of AonBenfield’s Global ReSpecialty (“GRS”) division. Prior to assuming the CEO role at FIHL, Mr. Burrows had been leading Fidelis’ Bermuda operations and was most recently the Executive Chairman of FIBL and Group Managing Director. The other members of the management team are a mix of experienced individuals who have had held key roles at Fidelis and have long histories of working with the Fidelis MGU, along with other experienced professionals from other industry peers.

Our Strategy

We are set up to be nimble, thoughtful, and efficient decision makers and we believe that we are able to respond quickly to an ever-changing world and a constantly evolving marketplace. We believe these attributes allow us, together with the Fidelis MGU, to target opportunities that we expect to offer a compelling balance of risk and reward for our shareholders. We intend to continue to scale our business when favorable market

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conditions are present, pursue prudent capital management and profitable underwriting on a loss ratio and combined ratio basis, and target an Operating RoE of approximately 12.0%. Our strategy involves the following:

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Expand our presence in Bespoke and Specialty. We believe our access to the Fidelis MGU’s long and trusted relationships coupled with its extensive expertise will provide significant opportunity to quote, underwrite and bind attractive niche specialty insurance policies in an efficient manner. By focusing on markets in which the Fidelis MGU has particular expertise and in which we can provide new, innovative products, we believe we have a strong ability to capture profitable business. The Bespoke and Specialty pillars have benefited from a hardening pricing environment over recent years which has enhanced our recent profitability ratios.

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Generate underwriting profits. We will continue to focus on underwriting profitably through (re)insurance cycles in partnership with the Fidelis MGU. As our insurance portfolio matures and scales, we believe we will also have an opportunity to increase our underwriting leverage. We seek to direct capital to opportunities based on market conditions to address client needs at better pricing opportunities. We will leverage our relationship with the Fidelis MGU to continue disciplined underwriting via the use of the Fidelis MGU’s integrated technology solutions, including monitoring real-time market conditions to best capture unique opportunities.

The Fidelis MGU’s robust daily processes will enable it, on our behalf, to maintain a live, dynamic picture of the current underwriting environment that drives daily underwriting decisions, including our daily UMCCs. We believe that our risk selection as a result of these robust processes should allow us to deploy significant line sizes that in turn allow us to be a “rate maker” rather than a “rate taker.”

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Maintain diversification and low volatility. We seek to maintain significant diversification in our business lines which limits the correlations to single events. Our strategy has frequently generated better risk-adjusted returns than many of our competitors who focus on specific niches exclusively or have large exposure to natural catastrophe reinsurance. We have taken measures with the Fidelis MGU to actively manage and in many cases reshape our natural catastrophe exposure in light of greater severity and frequency of catastrophe events and concerns around global climate change.

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Uphold a strong balance sheet. We believe as interest rates rise, we will have opportunities to earn a higher yield while maintaining an appropriately conservative investment portfolio to support our business. We maintain robust procedures for setting our reserves and actively managing risk in our portfolio. During the last five years, we have been able to release $131.1 million from our reserves. We believe a robust balance sheet best positions us to be a provider of choice for policyholders and take advantage of large or sudden market pricing dislocations.

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Manage capital prudently. We invest and manage our capital with a goal of generating strong RoE for investors. We believe market conditions will continue to warrant expansion of our premium volume and capital base to take advantage of attractive opportunities. We will seek to release excess capital as appropriate while balancing any return of capital with the need to take a prudent and efficient approach to capital sufficiency. We believe successful underwriting will allow us to grow our equity and support continued premium growth with an increased ability to fund growth from our own resources and return excess capital to shareholders over time, which may take the form of ordinary dividends, special dividends or share buybacks. Over the full market cycle, we expect to have additional opportunities to manage our capital in order to maintain an appropriate RoE for our shareholders which may include returning excess capital when market opportunities are limited in soft insurance markets.

Summary Risk Factors

Investing in the Common Shares involves risks. Prospective investors should carefully consider the risks described in “Risk Factors,” below, as well as other information contained in this prospectus before making an

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

investment decision. Any of the factors set forth under “Risk Factors” could materially adversely affect our business, financial condition, results of operations or cash flows and could impact any forward-looking statements. Prospective investors should note that such risks are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us in the future. Among these important risks are the following:

•	the impact of any deterioration or termination of our relationship with the Fidelis MGU;

•	the inherent uncertainties of modeling and reserving processes on which we rely and failure of any risk management and loss limitation methods we employ;

•	the impact of the current global geo-political environment, including the ongoing COVID-19 pandemic and the Ukraine Conflict, and changing climate conditions;

•	the level of success of our acquisition and investment strategies;

•	the high level of competition and consolidation in our industry;

•	a downgrade or withdrawal of, or other negative action relating to, the financial strength rating(s) by insurance rating agencies;

•	loss of business reputation or negative publicity, including as a result of litigation or coverage disputes;

•	our ability to retain and recruit key personnel;

•	industry and market conditions, volatility and developments, which could impact our investment portfolio;

•	our ability to adjust to developments in the legal, economic, tax or regulatory environment;

•	the volatile, unpredictable and highly cyclical nature of the industry in which we operate;

•	our exposure to low frequency, high severity events;

•	our reliance on third parties for certain critical business operations; and

•	the other factors identified under the heading “Risk Factors” beginning on page of this prospectus.

The Separation Transactions

On July 25, 2022, we announced that, subject to regulatory approvals, the Separation Transactions will be completed in order to create two distinct holding companies: FIHL and MGU HoldCo. On July 23, 2022, FIHL and MGU HoldCo, among others, entered into a Cooperation Agreement agreeing to cooperate regarding certain matters related to this offering and the furtherance of the Separation Transactions. See “Material Contracts and Related Party Transactions—Cooperation Agreement.” The consummation of this offering is not a condition to complete the Separation Transactions. It is currently anticipated that the Separation Transactions will close simultaneously with or prior to this offering.

FIHL will be the parent holding company for the Listed Group. It is the issuer of the Common Shares sold by the Selling Shareholders in this offering and it will own all of the operating insurance carrier subsidiaries of Current Fidelis, comprising FUL, FIBL and FIID. FIID will become an Irish public limited company as part of the Separation Transactions and in due course may also merge with its wholly-owned subsidiary, FIESA, a recently incorporated Belgian public limited company, to form an Irish-domiciled societas Europaea.

MGU HoldCo will be the parent holding company for the Fidelis MGU that will carry on the origination and underwriting activities of Current Fidelis. MGU HoldCo’s principal operating subsidiaries will be Pine Walk Capital, Pine Walk Europe and Bermuda MGU.

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The Listed Group will have a U.K. service company, FIHL (UK) Services, which will have a branch in Ireland. Following the consummation of the Separation Transactions, MGU HoldCo will own 100% of the outstanding shares of FML, a U.K. service company (which also has a branch in Ireland) that is presently part of Current Fidelis.

Our Corporate Structure

The following chart presents a simplified summary overview of our corporate structure for the current Group and for us following the consummation of this offering and the Separation Transactions. For a more detailed description of our organizational structure and an overview of the Separation Transactions see “The Separation Transactions.”

Current Group Structure

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Proposed Final Listed Group Structure

Recent Developments

The Ukraine Conflict began on February 24, 2022 and subsequently the E.U. and a number of other countries, including the U.S. and the U.K., placed significant sanctions on Russian institutions and persons that resulted in a devaluation of the ruble and a fall in the value of Russian fixed maturity and equity assets, as well as the prompt withdrawal of certain companies from Russia without securing their assets. Fidelis has minimal direct exposure to Russian equities and minimal exposure to fixed maturity assets impacted by sanctions. Fidelis has potential exposure to losses associated with the Ukraine Conflict through certain lines in its Bespoke and Specialty segments. In light of the fluid nature of the Ukraine Conflict, there are a number of complexities and implications that will need to be evaluated and determined on an ongoing basis before Fidelis can reasonably estimate potential losses, which may be material. However, we do not believe the impact of the Ukraine Conflict will adversely affect our ability to operate as a going concern. See “Risk Factors—Risks Related to Recent Events.”

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Offering

Issuer:	Fidelis Insurance Holdings Limited

Common Shares offered by the Selling Shareholders	Common Shares.

Common Shares outstanding after this offering	Common Shares.

Underwriters’ option to purchase additional Common Shares from the Selling Shareholders	The Selling Shareholders have granted the underwriters an option to purchase up to an additional Common Shares at the public offering price less underwriting discounts and commissions, for 30 days after the date of this prospectus.

Use of proceeds	We will not receive any proceeds from the sale of our Common Shares by the Selling Shareholders.

Dividend Policy	Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board and will depend on various factors. See “Dividend Policy.”

Exchange Symbol	FIHL.

Risk Factors	See “Risk Factors” beginning on page 48 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Common Shares.

Listing	We intend to apply to list our Common Shares on the under the symbol “ .”

Except as otherwise indicated, the number of Common Shares outstanding after this offering:

•

includes                                          Common Shares issuable immediately prior to the completion of the Separation Transactions upon the exercise of vested restricted stock units (“RSUs”) outstanding as of                  under our 2015 Non-Qualified Share Option Plan, to be exercised on a cashless basis at a nil cost exercise price;

•

includes                                          Common Shares issuable immediately prior to the completion of the Separation Transactions upon the vesting acceleration and exercise of vested RSUs outstanding as of                  under our 2018 Non-Qualified Share Option Plan, to be exercised on a cashless basis at a nil cost exercise price;

•

includes                                      Common Shares issuable immediately prior to the completion of the Separation Transactions upon the exercise of our “in the money” warrants, to be exercised on a cashless basis at their respective exercise price (see “—Principal and Selling Shareholders” for details on the calculation of the exercise price of the “in the money” warrants);

•	excludes Common Shares reserved for issuance under our “out of the money” warrants, which will be forfeited as part of the completion of the Separation Transactions;

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•	excludes Common Shares reserved for issuance under our Long-Term Incentive Plan;

•	assumes an initial public offering price of $ per Common Share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	assumes the underwriters’ option to purchase additional Common Shares will not be exercised; and

•	assumes the Separation Transactions have been consummated on or prior to the closing of this offering.

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SUMMARY FINANCIAL AND OPERATING DATA

The tables below present summary financial and operating data as of, and for, the periods indicated. The following information is only a summary and should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The summary balance sheet data as of December 31, 2021 and 2020 and the summary statement of operations data for the years ended December 31, 2021, 2020 and 2019 have been derived from our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 included elsewhere in this prospectus. We have included, in our opinion, all adjustments necessary to state fairly our results of operations for those periods.

These historical results are not necessarily indicative of the results that may be expected for any future period.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY STATEMENT OF OPERATIONS DATA

	Year Ended December 31,
	2021	2020	2019
	($ in millions)
Revenues
Gross premium written	$2,787.7	$1,576.5	$811.3
Reinsurance premiums ceded	(1,186.6)	(670.9)	(316.6)

Net premium written	1,601.1	905.6	494.7
Change in net unearned premiums	(446.9)	(177.0)	(170.7)

Net premium earned	1,154.2	728.6	324.0
Net investment income	20.6	26.2	31.5
Net investment gains	13.5	17.9	13.7
Net foreign exchange gains	—	1.2	—
Other income	1.0	8.7	2.4

Total revenues	$1,189.3	$782.6	$371.6

Expenses
Losses and loss adjustment expenses	$696.8	$324.5	$130.1
Policy acquisition expenses	299.9	179.2	85.5
General and administrative expenses	75.4	83.5	64.8
Corporate and other expenses	2.7	18.7	3.9
Net foreign exchange losses	0.4	—	2.4
Financing costs	35.4	27.9	24.7
Loss on extinguishment of preferred securities	—	25.3	—
Total expenses	$1,110.6	$659.1	$311.4

Net income before income tax	$78.7	$123.5	$60.2

Income tax (expense)/benefit	(0.4)	3.1	(0.6)
Net income	78.3	126.6	59.6

Net income attributable to non-controlling interest	(10.0)	(0.1)	(1.4)
Net income attributable to Common Shareholders	$68.3	$126.5	$58.2

Other Comprehensive income
Unrealized (loss)/gains on AFS financial assets	$(36.1)	$12.1	$11.3
Income tax (expense)/benefit	2.4	(0.7)	(0.7)
Currency translation adjustments	(0.2)	—	0.1
Total other comprehensive income/(loss)	(33.9)	11.4	10.7

Total comprehensive income attributable to Common Shareholders	$34.4	$137.9	$68.9

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY BALANCE SHEET DATA

	Year Ended December 31,
	2021	2020	2019
	($ in millions)
Total investments	$2,782.6	$1,752.6	$1,209.0

Cash and cash equivalents and restricted cash and cash equivalents	476.0	1,238.5	450.9

Reinsurance balances
Reinsurance balance recoverable on paid losses	256.6	105.4	129.3
Reinsurance balance recoverable on reserves for losses and loss expenses	795.2	382.2	442.7
Deferred reinsurance premium	676.7	415.4	141.5
Other assets	510.7	331.0	276.8
Premiums and other receivables	1,555.2	1095.6	669.2

Total assets	$7,053.0	$5,320.7	$3,319.4

Liabilities, and shareholders’ equity

Liabilities
Reserves for losses and loss adjustment expenses	$1,386.5	$818.0	$730.7
Unearned premiums	2,113.7	1,405.5	954.6
Reinsurance balances payable	947.8	507.9	212.4
Long term debt	446.9	446.0	—
Preferred securities	58.4	58.4	242.2
Other Liabilities	80.6	108.7	60.9

Commitments and contingencies	—	—	—

Total liabilities	$5,033.9	$3,344.5	$2,200.8

Shareholders’ equity
Total shareholders’ equity including non-controlling interests	2,019.1	1976.2	1,118.6

Total liabilities and shareholders’ equity	$7,053.0	$5,320.7	$3,319.4

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OTHER DATA

	Year Ended December 31,
	2021	2020	2019
	($ in millions unless stated in percentages)
Loss ratio(1)	60.4%	44.5%	40.2%
Net acquisition expense ratio(2)	26.0%	24.6%	26.4%

Underwriting ratio	86.4%	69.1%	66.6%
General and administrative expense ratio(3)	6.5%	11.5%	20.0%
Combined ratio(4)	92.9%	80.6%	86.6%
Net investment income	20.6	26.2	31.5

Net investment return(5)(11)	34.1	44.1	45.2
Leverage ratio(6)	25.0%	25.5%	21.7%

Fully diluted book value per share(7)	9.2	10.7	9.0
RoE(8)(11)	3.5%	11.3%	6.0%

Operating RoE(9)(11)	3.6%	14.8%	6.8%
Steady State RoE(10)(11)	9.1%	22.3%	12.0%

(1)	Ratio, in percent, of net insurance losses to NPE.
(2)	Ratio, in percent, of net insurance acquisition expenses to NPE.
(3)	Ratio, in percent, of general and administrative expenses, to NPE.
(4)	Ratio, in percent, of the sum of net losses, net acquisition costs and general and administrative expenses to NPE.
(5)	Net investment return is a non-U.S. GAAP measure that reflects net investment income plus unrealized and realized gains and losses on those investments and cash classified as trading.
(6)	Ratio, in percent, of total long-term debt and preferred securities to total shareholders’ equity including non-controlling interests.
(7)	Represents the equity attributable to Fidelis Common Shareholders divided by the sum of the Common Shares outstanding and the dilutive impact of “in the money” outstanding warrants and RSUs.
(8)	Ratio, in percent, of net income to opening equity of the Common Shares (the “Common Shareholders Equity”).
(9)	Ratio, in percent, of operating net income to opening Common Shareholders Equity.
(10)

Steady State RoE is a non-U.S. GAAP measure that reflects the value of the business embedded within the UPR which is not reflected in the book value. Steady state assumes NPE at 90% of NPW for each of the Bespoke and Specialty pillars and applies the sum of the net loss ratio and the net acquisition cost ratio for each of the Bespoke and Specialty Pillars to calculate steady state net income divided by opening Common Shareholders Equity.

(11)

RoE, Operating RoE, Steady State RoE and net investment return are non-U.S. GAAP measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Measures and Non-U.S. GAAP Measures—Operating Net Income, RoE, Operating RoE and Steady State RoE” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Measures and Non-U.S. GAAP Measures—Net Investment Return, Total Investment Return and Total Investment Return Percentage” for a reconciliation to the most directly comparable financial measure stated in accordance with U.S. GAAP.

Summary Unaudited Pro Forma Condensed Consolidated Financial Information

The summary unaudited pro forma condensed consolidated financial information presented below consists of the summary unaudited pro forma condensed consolidated balance sheet as of December 31, 2021, the summary unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2021 and the notes thereto. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the information included under “The Separation Transactions,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Concurrently with or prior to the consummation of this offering, Fidelis will complete the Separation Transactions and this offering. The summary unaudited pro forma condensed consolidated financial information presented below is useful to investors because it provides a view of our results of operations for the periods presented giving effect to the Separation Transactions and this offering

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

as if the Separation Transactions and this offering had occurred at the beginning of such period. The pro forma adjustments that were made represent only those transactions that are directly attributable to the Separation Transactions and this offering, factually supportable and expected to have a continuing impact on our results of operations.

The summary unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2021 has been prepared to give effect to the Separation Transactions and this offering as if these transactions had occurred on January 1, 2021.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and does not purport to represent our financial condition or our results of operations had these transactions occurred on or as of the dates noted above or to project the results for any future date or period. The unaudited pro forma condensed consolidated financial information has been prepared in accordance with Regulation S-X. Actual results may differ from the pro forma adjustments.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

SELECTED STATEMENT OF OPERATIONS DATA

Pro Forma
Year Ended December 31, 2021
($ in millions)
Revenues
Gross premium written	$
Reinsurance premiums ceded
Net premium written
Change in net unearned premiums
Net premium earned
Net investment gains /(losses)
Net investment income
Net foreign exchange gains
Other income

Total revenues	$

Expenses
Losses and loss adjustment expenses	$
Policy acquisition expenses
General and administrative expenses
Corporate and other expenses
Net foreign exchange losses
Financing costs
Loss on extinguishment of preferred securities

Total expenses	$

Net income before income tax

Income tax (expense)/benefit
Net income	$

Net income attributable to non-controlling interests
Net income attributable to Common Shareholders	$

Other comprehensive income
Unrealized (losses)/gains on available for sale financial instruments
Tax expense on unrealized (loss)/gains on available for sale financial assets
Currency translation adjustments
Total other comprehensive income/(loss)

Comprehensive income attributable to Common Shareholders	$

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SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of December 31, 2021
($ in millions)
Assets
Fixed maturity securities, available-for-sale at fair value (amortized cost: $2,505.5, 2020: $1,514.8) (net of allowances for credit losses of $2.2, 2020 $0.4)	$
Fixed maturity securities, trading at fair value (amortized cost: $26.7, 2020 $82.6) Short-term investments, available-for-sale at fair value (amortized cost: $11.5, 2020: $15.3)
Other investments, at fair value (amortized cost: $226.5, 2020: $103.6)
Total investments

Cash and cash equivalents
Restricted cash and cash equivalents
Derivative assets, at fair value
Accrued investment income
Investments pending settlement
Premiums and other receivables (net of allowances for credit losses of $4.8, 2020: $1.5)
Deferred reinsurance premiums
Reinsurance balances recoverable on paid losses (net of allowances for credit losses of $nil, 2020: $0.3)
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowances for credit losses of $0.5, 2020: $0.4)
Deferred policy acquisition costs
Deferred tax asset
Operating right of use assets
Other assets

Total assets	$

Liabilities, and shareholders’ equity
Liabilities
Reserves for losses and loss adjustment expenses
Unearned premiums
Reinsurance balances payable
Long term debt
Preferred securities
Other liabilities
Operating lease liabilities
Derivative liabilities, at fair value
Investments pending settlement
Commitments and contingencies

Total liabilities	$

Shareholders’ equity
Common Shares
Common Share par value
Additional paid-in capital
Accumulated other comprehensive income
Accumulated deficit
Total shareholders’ equity attributable to Common Shareholders
Non-controlling interests

Total shareholders’ equity including non-controlling interests	$

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As of December 31, 2021
($ in millions)
Total liabilities and shareholders’ equity
Common shares
Additional paid-in capital
Accumulated other comprehensive (loss)/income
Accumulated deficit
Total shareholders’ equity attributable to Common Shareholders
Non- controlling interests
Total shareholders’ equity including non-controlling interests

Total liabilities and shareholders’ equity	$

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RISK FACTORS

Investing in the Common Shares involves risks. Prospective investors should carefully consider the risks described below, as well as other information contained in this prospectus before making an investment decision. The risks described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us in the future. Any of the following risks could materially adversely affect our business, financial condition, results of operations or cash flows and could impact any forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” In such case, the trading price of the Common Shares may decline and investors may lose all or part of their original investments.

For the purposes of this section, references to the “Group” shall refer to (i) prior to the consummation of the Separation Transactions and this offering to Current Fidelis and (ii) following the consummation of the Separation Transactions and this offering to the Listed Group, as the context requires.

Risks Relating to the Group’s Business and Industry

Underwriting of insurance can be volatile and unpredictable. This dynamic, combined with the Group’s exposure to low-frequency, high-severity events, may result in substantial losses and insurance underwriting results can vary across the industry and across different years.

The underwriting of insurance risks is, by its nature, a high-risk business. Earnings can be volatile and losses may be incurred that have the effect of significantly reducing the net profit or capital position of the Group. Although the Group’s underwriting is generally focused on low-frequency, high-severity losses worldwide, the frequency and unpredictability of such losses has significantly increased in the last couple of years due to, among other things, changing climate conditions. The result of this underwriting strategy is that the Group’s results may be subject to unpredictable losses or the potential of more than one loss occurring at the same time.

It is inherent in the nature of the insurance business that it is difficult to forecast short-term trends or returns, including for the Group. The results of companies in the insurance industry worldwide vary widely as do the results of insurers operating within the Bermuda, London and European insurance markets. Even if the Bermuda, London and European insurance markets make an overall profit, some individual insurers or lines of business may incur losses. The past results of the markets and the Group’s historical results, as well as the results of the Group’s peers, are a historical record only and may not necessarily be a reliable guide to future prospects.

Underwriting risks and reserving for losses are based on probabilities, assumptions and related modeling, which are subject to inherent judgment and uncertainties and may materially impact the Group’s business, prospects, financial condition or results of operations.

Underwriting is a matter of judgment, involving important assumptions about matters that by their nature are unpredictable and beyond the control of the Group and for which historical experience and probability analysis may not provide sufficient guidance. One or more catastrophic or other events could result in claims that substantially exceed the Group’s expectations, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. A single event could result in significant losses across multiple classes of the Group’s business. Certain risks are harder to model, and the Group manages these through aggregate exposure and non-probabilistic modeling. The inherent uncertainties underlying, or incorrect usage or misunderstanding of, both aggregate exposure and probabilistic modeling may leave the Group exposed to unanticipated risks relating to certain perils or geographic regions, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

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In the event of a catastrophic event, actual losses of the Group could be substantially different from the losses estimated by the Group using catastrophe models.

The Group underwrites a broadly diversified insurance and reinsurance portfolio across a wide range of risk classes that members of the Fidelis MGU’s management have successfully underwritten in the past, including property, energy, marine, aviation, political risk, credit and surety and various others, as well as whole account quota shares. There can be no assurance that the Group will not suffer losses from one or more catastrophic events in any one given geographic zone due to several factors, including the inherent uncertainties in estimating the frequency and severity of such events, potential inaccuracies and inadequacies in the data provided by clients and brokers, the limitations and inaccuracies of modeling techniques, the limitations of historical data used to estimate future losses or as a result of a decision to change the percentage of the shareholders’ equity exposed to a single modeled catastrophic event. The Group’s estimated probable maximum loss is determined through the use of modeling techniques, but such estimate does not represent the Group’s total potential loss for such exposures.

Catastrophe modeling is a relatively new discipline that utilizes a mix of historical data, scientific theory and mathematical methods. There is considerable uncertainty in the data and parameter inputs for (re)insurance industry catastrophe models. In that regard, there is no universal standard in the preparation of insured data for use in the models and the running of modeling software. The accuracy of the models depends heavily on the availability of detailed insured loss data from actual large catastrophes. Due to the limited number of events and the fact that no two events are precisely the same, there is significant potential for substantial differences between the modeled loss estimate and actual Group experience for a single large catastrophic event.

This potential difference could be even greater for perils without recent loss experience, including natural catastrophe risks such as U.S. earthquakes, or less developed modeled annual severity, such as European windstorms, as well as man-made risks, such as cyber-attacks. Cyber is an example of a peril in respect of which modeling is not yet very developed. In addition, even though wildfires in California and along the western coast of the United States have increased in frequency over recent years, the wildfire models are not as developed as those for peak insured risks.

The Group relies upon the Fidelis MGU’s catastrophe modeling, which in turn relies upon third-party estimates of industry insured exposures. There could be significant variation between the Group’s actual losses and those of the industry following a catastrophic event. In addition, actual losses may increase if the Group has reinsured some or all of its exposures and its reinsurers fail to meet their obligations or the reinsurance protections purchased are exhausted or are otherwise unavailable.

The Group has direct and indirect exposure to substantial insured losses resulting from catastrophic events. The Group is exposed to natural catastrophes such as hurricanes, earthquakes, typhoons, floods, sea surges, fire and severe weather patterns occurring in one or more of the countries in which the Group operates or globally, as well as to human-instigated catastrophic events of terrorism, cyber-attack, war or nuclear-related events and to systemic events such as a global economic crisis. The Group is also exposed to perils that are highly influenced by a combination of natural processes and man-made factors, such as epidemics and pandemics. The predictability, severity, frequency and post-event estimation of such varied events are extremely difficult to assess, under existing models or otherwise. In addition, the Fidelis MGU only utilizes industry catastrophe modeling in relation to natural catastrophes and, therefore, the Group’s exposure to human-instigated catastrophic events is less well modeled and may be subject to greater uncertainty. Any failures or limitations of models or incorrect estimations by the Fidelis MGU could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The Group’s losses may exceed its loss reserves or available liquidity at any time, which could significantly and negatively affect the Group’s business.

The Group’s results of operations and financial condition depend upon its ability to assess accurately the potential losses associated with the risks that it insures and reinsures and the availability of reserves. Reserves are

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estimates at a given time of what an insurer or reinsurer ultimately expects to pay on claims, based on facts and circumstances then known, predictions of future events, estimates of future trends in claim frequency and severity and other variable factors such as inflation.

The inherent uncertainties of estimating loss reserves generally are greater for reinsurance business as compared to insurance business, primarily due to:

•	the significant lapse of time from the occurrence of the event to the reporting and ultimate resolution or settlement of the claim for certain lines of business;

•	the diversity of development patterns among different types of reinsurance treaties or facultative contracts; and

•	the necessary reliance on the ceding insurer for information regarding claims.

The Group’s estimations of reserves (including those based on input from the Fidelis MGU) may be unreliable. Actual losses and loss adjustment expenses paid may deviate, perhaps substantially, from the estimated loss reserves and loss expense reserves contained in its financial statements. Going forward, if the Group’s loss reserves are determined to be inadequate, the Group will be required to increase its claim reserves with a corresponding reduction in net income in the period in which the Group identifies the deficiency. There can be no assurance that the Group’s claims will not exceed its loss reserves or loss expense reserves which may significantly and negatively affect the Group’s business for such period and beyond.

The Group’s operating results may be adversely affected by an unexpected accumulation of attritional losses.

In addition to the Group’s exposures to catastrophes and other large losses as discussed above, the Group’s operating results may be adversely affected by unexpectedly large accumulations of attritional losses (i.e., relatively smaller losses arising frequently in the ordinary course of (re)insurance business operations, excluding major losses). The Group seeks to manage this risk by setting out appropriate underwriting parameters and risk tolerances in the Group Annual Plan and in each Subsidiary Annual Plan (each, as defined below; see “Material Contracts and Related Party Transactions—Framework Agreement—Subsidiary Annual Plans”) to guide the pricing, terms and acceptance of risks by the Fidelis MGU on behalf of the Listed Group. These parameters, which may include pricing models, are intended to ensure that premiums received are sufficient to cover the expected levels of attritional losses and a contribution to the cost of catastrophes and large losses where necessary. However, it is possible that the Group’s underwriting approaches or the pricing models on which the Group relies may not work as intended or may not capture all sources of potential loss and that actual losses from a class of risks may be greater than expected. These pricing models are also subject to the same limitations as the models used to assess the Group’s exposure to catastrophe losses discussed above. Accordingly, these factors could adversely impact the Group’s business, prospects, financial condition or results of operations.

The failure of any risk management and loss limitation methods the Group employs could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The Group employs various risk management and loss limitation methods, including purchasing reinsurance and sponsoring catastrophe bond transactions. The Group seeks to mitigate its loss exposure by writing a number of insurance and reinsurance contracts on an excess of loss basis, such that the Group only pays losses that exceed a specified retention. The Group also seeks to limit certain risks, such as catastrophes and political risks, by geographic diversification. Geographic zone limitations involve significant underwriting judgments, including the determination of zone boundaries and the allocation of policy limits to zones. In the case of proportional (also known as pro rata) property reinsurance treaties, the Group may seek per occurrence limitations to limit the impact of losses from any one event, although the Group may not be able to obtain such limits in certain markets, in which case such treaties may not include any such caps. Various provisions in the Group’s policies intended to limit its risks, such as limitations or exclusions from certain coverage and choice of forum, may not always be

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

enforceable. The various loss limitation methods that the Group employs may not respond in the way intended due to the nature of the loss events arising in any given period, as well as disputes relating to coverage terms, exclusions, counterparty credit risk or risks relating to the use of differing basis for loss estimations. For additional information regarding reinsurance and catastrophe bonds, see “Business—Outwards Reinsurance or Retrocessional Coverage.” The Group cannot guarantee that any of these loss limitation methods will be effective or that disputes relating to coverage will be resolved in the Group’s favor. The failure of any risk management and loss limitation methods the Group employs could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The Group’s retrocessional coverage may be exhausted if a large number of claims occur.

The Group has in place various retrocessional reinsurance contracts protecting the Group’s different business segments. See “Business—Outwards Reinsurance or Retrocessional Coverage.” In many cases these contracts provide, following a first loss, for one or more reinstatements of the limit recoverable under the contract with such reinstatements sometimes dependent on payment of additional premiums. The Group purchases aggregate coverage contracts, which provide the Group with retrocessional coverage if losses on the relevant business exceed a given attachment point. The Group also seeks outwards retrocessional protection by accessing the capital markets directly through catastrophe bond sponsorship such as the three Herbie Re Ltd. (“Herbie Re”) catastrophe bonds sponsored by the Group and discussed elsewhere in this prospectus, which provide for multi-year coverage.

However, if several large losses occur or large losses develop adversely, the Group may exhaust portions or the entirety of its outwards retrocession program. Furthermore, the Group cannot be sure that additional retrocessional coverage will continue to be available to it on acceptable terms, or at all. The Group’s risk exposure will be materially greater due to higher loss limits and less risk diversity, and the Group’s underwriting capacity will therefore be restricted, if it cannot purchase adequate retrocessional coverage.

If actual renewals of the Group’s existing policies and contracts do not meet expectations, the Group’s GPW in future fiscal periods and its business, prospects, financial condition or results of operations could be materially adversely affected.

Many of the Group’s insurance policies and reinsurance contracts are for a one-year term (in particular, across its property reinsurance lines and Specialty segment). The Group makes assumptions about the renewal rate and pricing of its prior year’s policies and contracts in its financial forecasting process. If actual renewals do not meet commercial expectations or the Fidelis MGU does not renew contracts, the Group’s GPW in future fiscal periods and its future operating results and financial condition could be materially adversely affected.

In addition, irrespective of the renewal terms, the Group may fail to renew or obtain new insurance or reinsurance business at the desired or profitable rates or at all. There can be no assurance that business will be available to the Fidelis MGU for the benefit of the Group on terms or at prices that it considers to be attractive and there cannot be any assurance that if such terms or prices exist at present, they will continue as policies renew. Any failure to renew insurance or reinsurance contracts that are material and profitable to the Group could adversely impact the Group’s business, prospects, financial condition or results of operations.

The Group’s business, prospects, financial condition or results of operations will fluctuate in line with the (re)insurance industry cycle, and the Group expects to experience periods with excess underwriting capacity and unfavorable premium rates and policy terms and conditions, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The Group’s financial performance may be expected to fluctuate in line with the (re)insurance industry’s cyclical patterns characterized by periods of significant competition in pricing and underwriting terms and conditions, which is known as a “soft” insurance market, followed by periods of lessened competition and increasing premium rates, which is known as a “hard” insurance market.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The insurance and reinsurance pricing cycle has historically been a market phenomenon, driven by supply and demand rather than by the actual cost of coverage. The supply of insurance and reinsurance is determined by prevailing prices, the level of insured losses and the level of industry capital surplus which, in turn, may fluctuate, including in response to changes in rates of return on investments being earned in the (re)insurance industry, which are outside of the control of the Group. The upward phase of a cycle was often triggered when a major event or series of events forced insurers and reinsurers to make large claim payments, thereby drawing down capital. This, combined with increased demand for insurance against the risk associated with the event, pushed prices upwards. In the period prior to 2018, the industry had seen a market characterized by increasing surplus capital and relatively lower premium rates, which, in turn, had led to depressed pricing across certain of the Group’s lines of business for a sustained period since its inception. Hurricanes Florence and Michael, Typhoons Jebi, Mangkhut and Trami and the California wildfires in 2017 and 2018 led to a modest upward trend in pricing for January 2019 renewals across certain lines of business. In line with expectations, the Group experienced a further hardening of markets at subsequent renewal dates across certain lines of business as a result of increased frequency of catastrophe events, including Hurricanes Dorian, Laura, Sally and Ida, Typhoons Faxai and Hagibis, the 2020 California wildfires, Winter Storm Uri, Storm Bernd which caused widespread European floods, and industry losses from the COVID-19 pandemic, as well as other factors affecting capacity availability such as the Lloyd’s Decile-10 review.

Although an individual (re)insurance company’s financial performance is dependent upon its own specific business characteristics, the profitability of most (re)insurance companies tends to follow this cyclical market pattern, with profitability generally increasing in hard markets and decreasing in soft markets.

Insurers and reinsurers, such as the Group, have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of underwriting capacity, underwriting results of primary insurers, general economic conditions and other factors. Although the Group does not compete entirely on price or targeted market share, negative market conditions may impair the Group’s ability to write insurance at rates that it considers appropriate relative to the risk assumed. If the Group cannot write insurance at appropriate rates, this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

At present, the Group believes that the market remains “hard” and expects such “hard” market to continue for the subsequent 2022 renewals. As a result, rates in particular lines of business will continue to present opportunities for the Group, particularly in the Specialty segment and across a number of property lines of business. This belief as to anticipated industry rates is based on the Group’s own expertise and opinions of the (re)insurance industry commentators and constitutes a forward-looking statement. All forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the control of the Group and other parties and which could cause actual results to differ materially from such forward-looking statements. In addition, there can be no certainty as to how long these market conditions will last and the cycle may fluctuate as a result of changes in economic, legal, political and social factors, including the ongoing Ukraine Conflict and the impact of sanctions imposed on Russia. See “—Risks Relating to Recent Events—The full extent of the impacts of the ongoing Ukraine Conflict on the (re)insurance industry and on the Group’s business, financial condition and results of operations, including in relation to claims under the Group’s (re)insurance policies, are uncertain and remain unknown.” Since cyclicality is due in large part to the collective actions of insurers and reinsurers, general economic conditions and the occurrence of unpredictable events, the Group cannot predict or control the timing or duration of changes in the market cycle, including how long any favorable market conditions will persist. If the Group fails to manage its business appropriately through the cyclical nature of the (re)insurance industry, its business prospects, operating results or financial condition could be materially adversely affected.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The business written by the Group, particularly in its Bespoke and Specialty segments, is vulnerable to global economic and geopolitical uncertainty.

A portion of the Group’s business focuses on bespoke (re)insurance underwriting for tailored coverage, which we refer to as the Bespoke pillar. Business in the Group’s Bespoke pillar includes policies covering credit and political risk, political violence and terrorism, cyber, title, transactional liabilities, mortgage and other bespoke products that fit our criteria. These and other lines of business composed of the Bespoke pillar are particularly susceptible to severe economic downturns or seismic shocks, which could trigger significant losses for this particular area of business as compared to business composed of the Group’s other (re)insurance business which typically responds to the insurance cycle described above rather than the economic cycle.

The Group saw a general drop in bespoke (re)insurance underwriting deal flow throughout 2020 due to the COVID-19 pandemic. As the economies around the world began to recover, in 2021 the Group saw a higher market appetite for the underlying transactions that these products cover and is cautiously anticipating a continued level of appetite through 2022, subject to economic uncertainty, inflation pressures and monetary actions, the ongoing Ukraine Conflict and the impact of sanctions imposed on Russia. However, to the extent there is further disruption from such public health, economic and geopolitical factors, there may be further delays and uncertainties in relation to those underlying transactions, which could lead to further reductions to deal flow within the Bespoke pillar. Despite the Group’s current focus on the Specialty segment discussed below, given the historic size of the Bespoke pillar relative to the Group’s wider business, prolonged periods of global economic uncertainty, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Another portion of the Group’s business, which we refer to as the Specialty pillar, focuses on traditional specialty business lines such as aviation, energy, space, marine, contingency and property D&F. As a result of the global economic uncertainty associated with the COVID-19 pandemic, the underlying industries to which the Group’s Specialty segment business lines relate, such as marine, energy and in particular aviation, have faced unprecedented challenges resulting in loss of profits, government-imposed restrictions, and a general downturn in business. Despite the Specialty segment historically being our smallest segment due to the historic rating environment, the rates available in certain Specialty classes increased throughout 2020 and 2021, and continue to do so in 2022, resulting in a significant increase in GPW attributable to our Specialty segment.

However, given the recent market volatility and ongoing uncertainty resulting from the COVID-19 pandemic, the Group might be unable to continue its strong growth in Specialty. Additionally, since the onset of the ongoing Ukraine Conflict, the aviation line of business has come under particular strain arising from the indirect impact of sanctions imposed on Russia leaving a number of leased aircraft stranded in Russia. Given the novelty of the situation, it is impossible to determine whether and how potential losses may crystallize, which will ultimately depend on multiple interlocking dependencies, including the future behavior of the Russian government and airlines, the interpretation of the coverages in place and the way in which sanctions are interpreted. The spread of possible ultimate outcomes is huge, with scope for scenarios where Russian behavior and/or sanctions mean that no claims emerge, and others in which the (re)insurance market would face its largest ever non-natural catastrophe. As both segments are potentially susceptible to changes in economic activity, any significant and continued economic downturn may impact the Group’s Bespoke and Specialty segments and the Group’s GPW, as well as have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Any future acquisitions, strategic investments or new platforms could expose the Group to further risks or turn out to be unsuccessful.

From time to time, and subject to the Framework Agreement (as defined below, see “Material Contracts and Related Party Transactions—Framework Agreement”) and each respective Delegated Underwriting Authority Agreement, the Group may pursue growth through acquisitions and strategic investments in businesses

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

or new underwriting, insurance-linked securities (“ILS”) or marketing platforms. The negotiation of potential acquisitions or strategic investments as well as the integration of an acquired business, personnel or underwriting or marketing platforms (including raising alternative capital from reinsurance sidecar finance structures (“sidecars”)) could result in a substantial diversion of management resources and the emergence of other risks, such as potential losses from unanticipated litigation, a higher level of claims than is reflected in reserves, loss of key personnel in acquired businesses or an inability to generate sufficient revenue to offset acquisition costs.

The Group’s ability to manage its growth through acquisitions, strategic investments or new or alternative platforms (including sidecars) will depend, in part, on its success in addressing such risks. Any failure by the Group to implement its acquisitions, new platforms or strategic investment strategies effectively could have a material adverse effect on its business, prospects, financial condition or results of operations.

Competition within the industry may make profitable pricing difficult and the Group may fail to be able to access profitable insurance or reinsurance business.

The insurance industry is highly competitive. In its underwriting activities, the Group may find itself in competition with other insurers and reinsurers that may have an established position in the market or greater financial, marketing and management resources available to them. Competition in the types of business that the Group may underwrite is based on many factors, including premiums charged and other terms and conditions agreed, services provided, financial strength ratings assigned by third-party credit rating agencies and perceived financial strength, speed of claims payment, reputation and experience in the line of business to be written, and continuity, strength of relationship and reputation with clients and brokers. Competition can adversely affect premium levels, including on business written by the Group, by increasing insurance industry capacity, reducing prices in response to favorable loss experience, affecting the pricing of underlying direct coverage and other factors, any of which can develop in a relatively short period of time. In addition, the Group cannot predict the extent to which competition from new competitors (including managing general agents, hedge funds, capital markets products such as catastrophe bonds and new underwriting companies that provide similar products) or existing competitors raising equity, debt or ILS capital could increase (re)insurance capacity and depress premium rates. There may be a divergence of views among market participants on the likely duration and extent of rate improvements, if and when anticipated. Increased competition could result in fewer submissions, lower premium rates or less favorable policy terms and conditions with respect to the Group’s products, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Consolidation in the (re)insurance industry could adversely impact the Group’s business and results of operations.

Recent years have seen increased consolidation and convergence among companies in the (re)insurance industry resulting in increasingly larger and more diversified competitors with greater capitalization than the Group. As evidenced by merger and acquisition transactions in recent years, the consolidation trend may continue and even accelerate in the near future, which may lead to increased competitive pressure in the Group’s business lines from such competitors. In addition, as companies consolidate, the resulting change in the competitive landscape may impact the Group’s ability to attract the most talented insurance professionals and to retain and incentivize its existing employees. Any of these risks relating to consolidation within the industry could adversely affect the Group’s insurance and reinsurance businesses, prospects, financial condition or results of operations.

As the (re)insurance industry consolidates, the cost, capital and (re)insurance synergies and combined underwriting leverage resulting from consolidation may mean a larger global (re)insurer is able to compete more effectively and also may be more attractive to brokers and agents looking to place business than the Group. These consolidated competitors may try to use their enhanced market power to obtain a larger market share through increased line sizes. Larger (re)insurers also may have lower operating costs and an ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

competitively without impacting rating. If competitive pressures reduce rates or negatively affect terms and conditions considerably, the Group may reduce its future underwriting activities in those lines thus resulting in reduced premiums and a potential reduction in expected earnings.

As the (re)insurance industry consolidates, competition for customers may also become more intense and the importance of properly servicing each customer will increase. Several of the mergers of (re)insurers that compete with the Group were partially driven by strategic plans to write more (re)insurance business. The Group could therefore incur greater expenses relating to customer acquisition and retention, reducing the Group’s operating margins. In addition, (re)insurance companies that merge may be able to spread their risks across a consolidated, larger capital base so that they require less outwards reinsurance than the Group. Furthermore, such (re)insurance companies may, as a result of consolidation, purchase less reinsurance and retrocession cover from the Group than they currently do.

There has been a similar trend of increased consolidation of agents and brokers in the (re)insurance industry. As most of the Group’s products are distributed by the Fidelis MGU through agents and brokers, consolidation could impact relationships with, and fees paid to, some agents and brokers. Consolidation of distributors may also increase the likelihood that distributors will try to renegotiate the terms of existing selling agreements to terms less favorable to the Group. As brokers merge with or acquire each other, any resulting failure or inability of brokers to market the Group’s products successfully, or the loss of a substantial portion of the business sourced by one or more of the Group’s key brokers, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The Group may not be able to write as much premium as expected in the Group Annual Plan with the desired level of projected profitability.

The Group may not write as much premium as expected with the desired level of profitability. Factors which may inhibit or preclude the Group from obtaining the participations on desirable business sufficient to meet the projected premium or profitability levels include, among others:

•	the ability of the Fidelis MGU to successfully launch and the time it may take other market participants to onboard it before entering into business relationships;

•	the ability of the Fidelis MGU to establish successful relationships with clients, brokers and other intermediaries to distribute the Group’s products;

•	insurance and reinsurance pricing not responding positively as has happened in the past to a significant loss event;

•

continued willingness by other market participants to underwrite insurance and reinsurance business at rates, terms or conditions that are at best marginally profitable and are more attractive to customers than the Group is prepared to price at;

•

difficulty penetrating existing program structures due to established relationships between such cedants (or their intermediaries) and reinsurers, or clients (or their intermediaries) and their insurers on programs desired by the Group;

•	intermediaries entering into bilateral or facility arrangements with single carriers or markets, where previously the business was more widely available; and

•

possible unwillingness of prospective cedants (or their intermediaries) or clients (or their intermediaries) to accept the Group’s participations based on competitors’ higher ratings or concerns regarding the Group’s investors’ time horizons and possible exit strategies or ability to maintain its financial strength ratings.

If the Group is not able to write as much increased business as expected, or at the projected levels of profitability, it may write a lesser volume of business and/or write business at lower projected levels of profitability. This could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Industry-wide developments could adversely affect the Group’s business.

The availability and price of insurance and reinsurance coverage has been affected by factors such as the global economic recession, stock market performance, interest rates and the occurrence of global catastrophic events. Recent examples of the latter are Hurricanes Florence, Dorian, Michael, Laura, Sally and Ida, Typhoons Faxai, Hagibis, Jebi, Mangkhut and Trami, the U.S. Midwest derecho, Winter Storm Uri, the California wildfires in recent years and Storm Bernd which caused widespread European floods, and the COVID-19 pandemic, as well as the ongoing Ukraine Conflict. Volatility in regional and global economic growth has the potential to reduce the number and the amount of GPW in the Group’s business lines such as marine, where such volatility may result in a decline in shipbuilding projects, and aviation lines in the event of a significant reduction in passenger volumes and departures.

Within energy lines, the recent rally in oil prices, brought around by fears of supply issues in light of the ongoing Ukraine Conflict, affects asset prices and may impact on existing and future exploration and extraction projects, also producing broader financial distress within the energy industry. Although Russian energy exports are continuing, the Western nations are exploring their options and seeking alternative energy sources. The OECD nations responded to the crisis by releasing more barrels from their strategic reserves, which was aimed at stabilizing the prices. Although this move has generally been welcomed, there is no guarantee that it will impact oil prices in any meaningful way as this unprecedented economic and political situation has not been fully modeled yet and the prices are expected to remain extremely volatile. This dynamic in the energy sector may result in increased demand for insurance but limits (particularly in respect of business interruption) may be higher.

Fluctuations in demand for insurance and reinsurance products or over-or under-supply of capacity can result in governmental intervention in the insurance and reinsurance markets, which may affect the risks which may be available for the Group to consider underwriting, or render terms and pricing unattractive. At the same time, threats of further terrorist attacks and political unrest in Europe, the Middle East, North Africa, the U.S., Australasia and Asia, and continued uncertainty arising directly and indirectly from the recent turbulence in the global financial markets, have adversely affected general economic, market and political conditions, increasing many of the risks associated with the Group’s business worldwide. See “—Risks Relating to Recent Events.”

A downgrade or withdrawal of, or other negative action relating to, the Group’s financial strength rating(s) by insurance rating agencies could adversely affect the volume and quality of business presented to the Group.

Third-party credit rating agencies assess and rate the financial strength of insurers and reinsurers based upon criteria established by those rating agencies. The claims-paying ability ratings assigned by rating agencies to insurance and reinsurance companies represent independent opinions of financial strength and the ability to meet policyholder or other obligations. Ratings reflect the rating agencies’ respective opinions on the ability of the Group to pay claims and are not evaluations directed to investors in, and are not recommendations to buy, sell or hold, the Group’s securities. Insureds, cedants and intermediaries use these ratings as one measure by which to assess the financial strength and quality of insurers and reinsurers. These ratings are often a key factor in the decision by an insured, cedant or an intermediary on whether and in what quantum to place business with a particular insurance or reinsurance provider. Many insureds, cedants and intermediaries maintain a listing of acceptable insurers or reinsurers, generally based upon credit ratings.

The Group is currently assigned A.M. Best “A” financial strength rating. The Group is also currently assigned an “A-” financial strength rating by S&P Global Ratings (“S&P”), which indicates strong capacity to meet financial commitments but somewhat more susceptibility to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. In connection with the Separation Transactions, the Group has completed a Rating Evaluation Service with each of A.M. Best and S&P.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Both A.M. Best and S&P will periodically review the Group’s rating and may revise it downward or revoke it at their sole discretion, based primarily on their analysis of the Group’s balance sheet strength, operating performance and business profile. Factors that may affect such an analysis include:

•	if the Group changes its business practice from the Group Annual Plan in a manner that no longer supports its rating;

•	if unfavorable financial or market trends impact the Group;

•	if the Group’s actual losses significantly exceed its loss reserves;

•	if the Group is unable to obtain and retain key personnel;

•	if the Group’s investments incur significant losses; and

•	if either A.M. Best or S&P alters its capital adequacy assessment methodology in a manner that would adversely affect the Group’s rating.

An actual or anticipated downgrade or revocation of the Group’s financial strength rating, or an announcement that the Group’s financial strength rating is under review or other negative action by a rating agency, could provide certain customers with a right to terminate their (re)insurance contracts with the Group and would adversely affect the volume and quality of business presented to the Group and could potentially have a negative effect on the Group’s financial condition and results of operations. A downgrade could also potentially impact the Group’s existing letter of credit facilities by triggering a covenant breach, which would have a negative effect on the Group’s business.

Additionally, third-party credit rating agencies may increase the levels of capital they require an insurer or reinsurer to hold in order to maintain a certain credit rating. Such changes could result in the Group having to raise additional capital or purchase reinsurance in order to maintain its credit rating. The availability and cost of additional financing or capital depends on a variety of factors, including our credit ratings and credit capacity. If the Group does not raise such additional capital or purchase suitable reinsurance, that could result in a downgrade of its credit rating, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Changing climate conditions and under-developed catastrophe modeling tools could lead to worse than expected losses and may adversely affect the Group’s operating results, financial condition, profitability or cash flows.

Multiple years of above-average temperatures and drought, poor forest management, and widespread development in the zone between wild land and human development have proved a dangerous combination. The catastrophe modeling tools that insurers and reinsurers use to help manage catastrophe exposures are based on assumptions and judgments that rely on historical trends, are subject to error and may produce estimates that are materially different from actual results. Changing climate conditions could cause catastrophe models to be even less accurate, which could limit the Group’s ability to effectively manage its exposures, in particular to perils for which modeling is under-developed, such as wildfires and flooding. Failures or inadequacies in modeling relating to climate change could result in the Group’s results of operations or financial condition differing materially from the Group’s expectations or any related projections.

The failure to appreciate and respond effectively to the trends and risks associated with ESG initiatives and factors could adversely affect the Group’s relationship with stakeholders and its achievement of the Group Annual Plan.

The purpose of a business and the way in which it operates in achieving its objectives, including in relation to ESG matters, are an increasingly material consideration for the Group’s key stakeholders in achieving their own ESG objectives and aims. The Group has seen increased focus and scrutiny on ESG-related matters from its

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

key stakeholders, such as its institutional investors, policyholders, employees and suppliers, as well as policymakers, regulators, rating agencies, industry organizations and local communities, which could lead to a change in approach to ESG for the Group and in the general (re)insurance industry as a whole. ESG-related initiatives, trends and risks may directly or indirectly impact the Group’s business and the achievement of the Group Annual Plan and consequently those of its key stakeholders. A failure to transparently and consistently implement an ESG strategy, in its key markets and across operational, underwriting and investment activities, may adversely impact the Group Annual Plan, financial results and reputation of the Group and may negatively impact relationships with the Group’s stakeholders, all of whom have expectations, concerns and aims related to ESG matters which may differ from the Group’s. See “Business—Our Commitment to Environmental, Social and Governance Matters.”

Changes in law relating to certain perils could adversely affect the Group’s business.

A change in law relating to certain perils for which the Group writes insurance or reinsurance may have a significant impact on the Group’s ability to respond to certain events, including the manner and time frame for processing claims, the development of claim severity or the interpretation of the underlying policies. For example, in response to several wildfire events affecting California homeowners, the state has enacted new insurance consumer protection laws for California policyholders that took effect on January 1, 2019 and require insurers to afford certain policy protections to California insureds for future wildfire events. Such changes in law and practice in response to the recent wildfire events, as well as other changes in law and practice relating to other perils for which the Group writes insurance or reinsurance, may have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Outwards reinsurance is a key part of the Group’s strategy, subjecting the Group to the credit risk of its reinsurers and may not be available, affordable or adequate to protect against losses.

A key part of the Group’s strategy is to follow the practice of reinsuring and retroceding with other insurance and reinsurance companies and ILS vehicles a portion of the risks under the insurance and reinsurance contracts that it writes in order to protect the Group against the severity of losses on individual claims and unusually serious occurrences in which a number of claims produce a large aggregated loss. Authority to design and place such outwards reinsurance has been delegated to the Fidelis MGU. In addition to traditional outwards reinsurance, the Group participates in the catastrophe bond market and has sponsored three series of catastrophe bonds issued by Herbie Re, pursuant to which the Group obtains collateralized retrocessional coverage from capital markets participants. The amount of coverage purchased, either in the traditional or alternative markets, is determined by the Group’s risk strategy together with the price, quality and availability of such coverage. Coverage purchased for one year will not necessarily conform to purchases for another year.

There can be no assurance that the Group will be able to obtain reinsurance or to enter into retrocession arrangements (including by renewing its catastrophe bond transactions) at a price, quality or in the amounts which the Group requires. There can be no assurance that the Group’s outwards reinsurance or retrocession protection will be sufficient for all eventualities, which could expose the Group to greater risk and greater potential loss, which could in turn have a material adverse effect on its business, prospects, financial condition or results of operations. In particular, if a number of large losses occur in any one year, there is a chance that the Group could exhaust its outwards reinsurance and retrocession program. In this event, it is not certain that further reinsurance and/or retrocessional coverage would be available on acceptable terms, or at all, for the remainder of that year or for future years which could materially increase the risks and losses retained within the Group.

In addition, in the event the Fidelis MGU cannot arrange to obtain the amount of reinsurance or retrocessional protection for the Group within the parameters set forth in each of the Subsidiary Annual Plans, then the Group may need to reduce the amount of business it writes accordingly in order to remain within its risk tolerances. Such reduction in the availability of reinsurance or retrocessional protection could also have a significant impact on the Group’s capital reserves, by potentially requiring the Group to hold more capital. In

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particular, under Directive 2009/138/EC (“Solvency II”), which is also transposed into the U.K.’s domestic prudential regime, the relevant operating subsidiaries of the Group are required to have a reasonable expectation that outwards reinsurance will be placeable to future periods.

Collectability of traditional reinsurance and retrocession is dependent upon the solvency of reinsurers or retrocessionaires and their willingness to make payments under the terms of reinsurance or retrocession agreements. In particular, the Group can be exposed to non-coterminous wording risk under such agreements, including interpretations by our reinsurers or retrocessionaires that they may withhold payment for losses. As such, the terms and conditions of the reinsurance purchased by the Group may not provide precise cover for the losses the Group incurs on the underlying insurance or reinsurance which it has sold. A reinsurer’s insolvency or inability or unwillingness to make payments under the terms of a reinsurance or retrocession arrangement could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

In the case of the Group’s catastrophe bond and industry loss warranty transactions, collectability is dependent on whether the relevant coverage is triggered. Each of the Group’s catastrophe bond transactions and industry loss warranty transactions to date has utilized an industry loss index trigger, which means that the amount of recoveries paid to the Group is determined by the levels of catastrophe losses to the wider (re)insurance industry rather than by the amount of losses that the Group actually suffers. There can be no guarantee, therefore, that these catastrophe bonds and industry loss warranties will provide adequate protection if the Group’s loss experience does not correlate with losses on an industry-wide basis triggering a payment under the relevant contracts.

The Group is exposed to credit loss in the event of nonperformance by its counterparties on derivative agreements. The Group seeks to further reduce the risk associated with such agreements by entering into such agreements with large, well-established financial institutions. In addition, the U.S. Commodity Futures Trading Commission and other regulators require the Group and its swap dealer counterparties to collect and post initial and variation margin with respect to non-cleared swaps. Any initial margin required to be posted to the Group’s swap dealer counterparties under these rules is segregated with a third-party custodian. However, there can be no assurance that the Group will not suffer losses in the event a counterparty or custodian fails to perform or is subject to a bankruptcy or similar proceeding.

Cyber threats are an evolving risk area affecting not only the specific cyber insurance market but also the liability coverage the Group provides which may adversely affect the Group.

The Group has introduced processes to manage its potential liabilities as a result of specific cyber coverage and other coverage the Group provides to its (re)insurance policyholders, including for the business sourced by the Fidelis MGU. However, given that this is an area where the threat landscape is uncertain and continuing to evolve, there is a risk that increases in the frequency and effectiveness of cyber-attacks on the Group’s policyholders could adversely affect (possibly to a material extent) the Group’s business, prospects, financial condition or results of operations. This risk is also dependent on the measures the individual policyholders use to protect themselves to keep pace with the emerging threat, as well as the development and issuance of policy terms and conditions which are reactive to the evolving threat landscape.

The Group may write selected quota share reinsurance policies and assume a share of the liabilities of its underlying reinsureds, which may expose it to certain losses.

The Group may write selected quota share reinsurance policies and also insure a share of the liabilities of its underlying reinsureds. The Group may suffer losses arising from the underlying judgment of the staff of reinsureds, underlying pricing, terms and conditions of the business in which it shares risk, sub-optimal claims management and other business administration shortcomings, poor but not contractually actionable information disclosure, failure to observe underwriting guidelines but not to a contractually actionable extent and unexpected catastrophic exposures in the reinsureds’ own account. These risks are equally applicable to many other types of reinsurance that the Group may write (in addition to quota share reinsurance).

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Loss of business reputation or negative publicity could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The Group is vulnerable to adverse market perception since it operates in an industry where integrity, customer trust and confidence are paramount. In addition, any negative publicity (whether well founded or not) associated with the business or operations of the Group could result in a loss of clients and business. Accordingly, any mismanagement, fraud or failure by its employees or employees of the Fidelis MGU to satisfy fiduciary responsibilities, or the negative publicity resulting from such activities or any allegation of such activities and consequential loss of reputation, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. These issues also relate to regulatory conduct risk, for which see “—Risks Relating to Regulation of the Group.”

The Group is exposed to the risk of litigation which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The extent and complexity of the legal and regulatory environment in which the Group operates and the products and services the Group offers mean that many aspects of the business involve substantial risks of liability. Any litigation brought against the Group in the future could have a material adverse effect on the Group. The Group’s insurance may not necessarily cover all or any of the claims that clients or others may bring against the Group or may not be adequate to protect it against all the liability that may be imposed.

The Group also may be involved in litigation against third parties in the normal course of business and the probable outcome of all such litigation may be taken into account in the assessment of the Group’s liabilities. If the outcome of such litigation is incorrectly estimated, this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Coverage disputes can increase expenses and incurred losses, which could have a material adverse effect on the Group’s business.

There can be no assurance that various provisions of the Group’s insurance policies and reinsurance contracts, such as limitations on, or exclusions from, coverage, will be enforceable in the manner intended. Since the onset of the COVID-19 pandemic in early 2020, this risk of coverage disputes has increased materially, particularly in relation to actions of regulators, such as in the Financial Conduct Authority (the “FCA”) test case discussed in more detail below, and the U.S. state legislatures seeking to enact legislation that would nullify virus and pandemic exclusions from insurance policies, expand coverage beyond policy language to deem a pandemic physical damage and apply retroactively to include such coverage. Similarly, the ongoing Ukraine Conflict may lead to coverage disputes in relation to, among others, policy language, the impact of sanctions or cancellation notices. Such actions have led to an increase in the risk of uncertainty surrounding emerging claims. See “—Risks Relating to Recent Events.”

This increased risk adds further pressure to an already uncertain area surrounding emerging claims, which has been particularly prominent in the Florida insurance market, which has seen an increase in losses and loss adjustment expenses due to the prevalence of assignment of benefits (“AOB”) claims. Through AOB, homeowners are increasingly assigning the benefit of their insurance recovery to third parties (including the right to claim back legal fees if they are successful in arguing for a larger than initially offered pay-out). AOB practice in Florida has been characterized by an inflated size and number of claims, increased litigation, interference in the adjustment of claims and the assertion of bad faith actions and one-way attorney fees. There were a large number of AOB claims following Hurricane Irma in 2017, a trend which continued in the wake of Hurricane Michael in 2018. In an effort to stem rising premiums caused by unnecessary litigation and AOB abuse and to curtail any further exponential growth in AOB litigation, Florida’s state legislature has signed into law an AOB reform measure, which will, among other provisions, restrict attorney fees on AOB litigation and allow providers to sell AOB exempt policies. However, until the effects of the new legislation become clear, ongoing AOB activity and related potentially fraudulent claims activity may have a material effect by inflating the size of the Group’s losses and loss adjustment expenses.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Furthermore, as the Group writes a substantial amount of D&F across the United States, it is exposed to the risk of emerging “bad faith” claims, which have recently been successfully brought in several U.S. states. Such claims are not insurer friendly and especially so when the insurer is a non-U.S. insurer. Additionally, due to potential unfamiliarity with the local rules and regulations, a non-U.S. insurer, such as the Group, runs an increased risk of clerical and logistical errors in getting claims and litigation filings in the United States done on time to allow it to respond in a timely manner before a summary judgment is held against it.

Although disputes relating to coverage and choice of legal forum can be expected to arise in the ordinary course of the Group’s business, particularly if loss claims are material, the rise in the number of AOB and “bad faith” claims or other coverage disputes could lead to the Group facing a higher volume of claims or quantum of losses than it faced historically. As a result, the Group may incur losses beyond those that it considered might be incurred at the time of underwriting the insurance policy or reinsurance contract, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, we identified a material weakness in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness that was identified was related to the design of internal controls in regard to the classification, in prior years, of our Series A Preferred Securities within shareholders’ equity. Given that the Series A Preferred Securities can be mandatorily redeemed, the Series A Preferred Securities should, more accurately, have been recorded within liabilities. The accounting correction also involved the reclassification of related amounts within the income statement. This deficiency constitutes a material weakness in the design of our internal controls over financial reporting.

To remedy our identified material weakness, we are in the process of adopting several measures intended to improve our internal control over financial reporting. We have corrected the classification of our Series A Preferred Securities as liabilities, including the reclassification of related amounts within our income statement, and introduced new control procedures. We are committed to maintaining a strong internal control environment, and we expect to continue our efforts to ensure the material weakness described above is remediated. However, this material weakness cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing that these controls are operating effectively.

We can give no assurance that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Failure to achieve and maintain an effective internal control environment could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Generally, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our Common Shares, may be materially and adversely affected. We may also be required to restate our financial statements from prior periods.

We will incur increased costs as a result of operating as a U.S. public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would harm our business.

As a public company that qualifies as a foreign private issuer, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, including costs resulting from public company reporting obligations under the Securities Act, the Exchange Act, and regulations regarding corporate governance practices. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules of the SEC, the listing requirements of the            , and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our becoming listed on the            and our efforts to comply with the requirements of being a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our Board or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all.

Pursuant to Sarbanes-Oxley Act Section 404, we will be required to furnish a report by our management on, among other things, our internal control over financial reporting beginning with our second filing of an Annual Report on Form 20-F with the SEC after we become a public company. In order to maintain effective internal controls, we will need additional financial personnel, systems and resources. To achieve compliance with Sarbanes-Oxley Act Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Sarbanes-Oxley Act Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Furthermore, if we identity material weakness in our internal control over financial reporting in the future, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our shares to fall. In addition, as a public company we will be required to file accurate and timely reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from the                 or other adverse consequences that would materially harm our business and reputation.

The preparation of the Group’s financial statements requires it to make many estimates and judgments that are more difficult than equivalent estimates and judgments made by companies operating outside the (re)insurance sector.

The preparation of the Group’s audited consolidated financial statements and unaudited interim consolidated financial statements requires the Group to make many estimates and judgments that affect the reported amounts of assets, liabilities (including reserves), revenues and expenses and related disclosures of contingent liabilities. The Group evaluates its estimates on an ongoing basis, including those related to premium recognition, insurance and other reserves, reinsurance recoverables, investment valuations, intangible assets, bad debts, impairments, income taxes, contingencies, derivatives and litigation. The Group bases its estimates on market prices, where possible, and on various other assumptions it believes to be reasonable under the circumstances, which form the basis for the Group’s judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

In particular, estimates and judgments for new (re)insurance lines of business are more difficult to make than those made for more mature lines of business because the Group has more limited historical information on which to base such estimates and judgments. A significant part of the Group’s current loss reserves is in respect of incurred but not reported (“IBNR”) reserves. This IBNR reserve is based almost entirely on estimates involving actuarial and statistical projections of the Group’s expectations of the ultimate settlement and administration costs. Accordingly, actual claims and claim expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in the Group’s audited consolidated financial statements and unaudited interim consolidated financial statements, which could materially adversely affect the Group’s financial results.

Risks Relating to Recent Events

The full extent of the impacts of the ongoing Ukraine Conflict on the (re)insurance industry and on the Group’s business, financial condition and results of operations, including in relation to claims under the Group’s (re)insurance policies, are uncertain and remain unknown.

The U.S. and global markets are currently experiencing volatility and disruption following the ongoing Ukraine Conflict. In response to such invasion, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe. The United States, the United Kingdom, the European Union and other countries have announced various economic and trade sanctions, export controls and other restrictive actions against Russia, Belarus and related individuals and entities. These include, among other measures, the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system, the imposition of comprehensive sanctions on certain persons and entities (including financial institutions) in Russia and Belarus and new export control restrictions targeting Russia and Belarus (including measures that restrict the movement of U.S.-regulated aircraft into or within Russia). The Ukraine Conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the severity and duration of the ongoing Ukraine Conflict is impossible to predict, the active conflict could lead to market disruptions, including

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

significant and prolonged volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Additionally, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Due to the widespread impact of the ongoing Ukraine Conflict, which extends economically, geographically and financially, it is likely to directly or indirectly impact the markets in which the Group operates and some of the lines of business we write. It is possible that the war will create a domino effect, affecting the entirety of the Group’s business, including the ultimate premiums and costs of policies, through cost of materials and labor. The impact of some of or all these factors could cause significant disruption to the Group’s operations and materially impact its financial performance. The Group has already identified business lines which could suffer losses resulting from the ongoing sanctions. As aviation is a large component of the Group’s Specialty segment, any large losses in the aviation line of business could have a material and adverse impact on the performance of the Specialty segment generally. In light of the evolving nature of the Ukraine Conflict, there are a number of complexities and implications that will need to be evaluated and determined on an ongoing basis before the Group can reasonably estimate any potential losses. See “—Risks Relating to the Group’s Business and Industry—Industry-wide developments could adversely affect the Group’s business.”

Any of the abovementioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Ukraine Conflict and subsequent sanctions, could have a material adverse effect on the Group’s business, financial condition and results of operations. The extent and duration of the Ukraine Conflict, resulting sanctions and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. Most of the significant factors arising out of the ongoing Ukraine Conflict are beyond the Group’s control and any such disruptions may also have the effect of heightening many of the other risks described in this “Risk Factors” section. If these disruptions or other matters of global concern continue for an extended period of time, the Group’s business, financial condition and results of operations may be materially adversely affected.

The full extent of the impacts of the ongoing COVID-19 pandemic on the (re)insurance industry and on the Group’s business, financial condition and results of operations, including in relation to claims under the Group’s (re)insurance policies, are still unknown.

The ongoing COVID-19 pandemic has had a significant impact on the global economy and the ability of individuals, businesses and governments to operate, particularly since March 2020 in the markets and locations where the Group operates. Across the globe, travel, trade, business, working arrangements and commercial and retail demand for products and services, including financial services, have been and continue to be materially impacted by the pandemic. This has resulted in significant disruptions in the global economy and the economies of particular countries, reducing overall economic output, which in turn has caused large fluctuations in stock market indices, interest rates and significant volatility in global financial markets. There continues to be considerable uncertainty as to the duration and further impact of COVID-19, particularly in relation to actions by governments, regulatory agencies and health authorities such as lockdowns, quarantines and travel restrictions. The progress in mass vaccination programs in the countries in which we operate has prompted some governments to substantially lift restrictions, however, it is nevertheless possible that the ongoing resurgence in COVID-19 cases due to the Omicron and other variants, as well as any future variants of the coronavirus could prompt a return to tighter restrictions in certain countries in which we operate. The impact of some or all of these factors could cause significant disruption to the Group’s operations and materially impact its financial performance. The increased economic uncertainty resulting from the economic impacts of measures implemented by governments and other authorities in an attempt to limit the COVID-19 pandemic could materially affect the Group’s ability to obtain new policyholders and retain existing policyholders. Premiums arising from some lines of business, such as transactional liabilities and political risk, are more closely linked to and impacted by reduced economic activity. A continuation or escalation of these impacts arising from the COVID-19 pandemic could also materially affect risk profiles and affect the ability of the Group to write new or renewal business and

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

reinsure existing risk. The extent to which COVID-19 impacts the Group’s business, results of operations, financial condition, liquidity or prospects will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity or duration of the COVID-19 pandemic and the actions to be taken to contain or treat its impact.

Most of the significant factors arising out of the COVID-19 pandemic are beyond the Group’s control and could have a material adverse effect on the Group’s business, financial condition and results of operations.

Losses related to the COVID-19 pandemic may impact the Group’s financial results.

The Group has potential exposure to direct and indirect losses arising out of economic impacts of the COVID-19 pandemic. Most of the Group’s historic policies do not feature specific pandemic exclusions to coverage.

In addition, the Group’s estimates are subject to a degree of uncertainty arising out of extremely complex and unique causation and coverage issues associated with the unprecedented nature of these events, including the attribution of losses to business interruption as a result of governmental and judicial actions, particularly actions implemented without significant notice. Given the recent initiatives of various national and state governments, legislatures and governmental agencies (particularly in the United States and the United Kingdom), it is possible that certain of these bodies may seek to compel (re)insurance companies to extend coverage beyond the current interpretation of policy language or otherwise compel them to contribute towards funds/funding bodies that shall pay market-wide COVID-19 losses either directly or by compensating exposed primary insurers. It is also possible that measures could be introduced which may have an impact on contract interpretation by commercial parties or in judicial actions, such as the U.K. FCA test case discussed in more detail below. As such, although the estimates do not include any potential losses that may arise as a result of these ongoing legislative initiatives and their retroactive intention, they could have a material adverse effect on the Group’s business, financial condition and results of operations.

Ultimately, losses may vary due to potential legal, judicial and regulatory developments, as well as the ongoing and highly uncertain nature of the events (including as to extent and duration).

The Group writes policies that include cover for business interruption and may reinsure cedants writing business interruption policies, both of which may experience an increase in notification of potential claims related to the COVID-19 pandemic. An increase in valid claims by the Group’s (re)insureds could lead to a material adverse effect on the Group’s business, financial condition and results of operations.

The Group writes policies that include cover for business interruption, primarily related to physical damage, and the Group may reinsure cedants writing business interruption policies. As a result of the COVID-19 pandemic, such cedants may experience heightened loss activity in connection with such policies. Any increase in volume or scope of claims in respect of such cedants’ policies could have a material adverse effect on the Group’s results of operations and financial condition.

The Group believes that it does not currently have material exposures to the lines of business which have been directly impacted or are expected to be directly impacted by the COVID-19 pandemic, such as life and personal accident insurance, workers compensation insurance, event cancellation or travel insurance. However, due to the ongoing and developing nature of the pandemic, the Group is unable to rule out that its business will not be indirectly impacted by developments in other lines of business and has taken steps to assess the adequacy of reserves based on current information for certain bespoke lines, which may be impacted by the ongoing COVID-19 pandemic, in line with the downturn in the global economy.

In relation to business interruption coverage, the Group’s results of operations may be adversely affected by any laws, regulations or judicial interpretations seeking to extend or interpret policy language. The Group’s

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

assumption is that, where there is well constructed policy language on business interruption cover, such as the Insurance Services Office (“ISO”) exclusion in the United States, this language will be respected by the courts and will not be subject to any retroactive laws or regulations; however, the Group’s assumption still may prove incorrect. If such laws, regulations or interpretations were to deem a pandemic constitutes physical damage, which is the risk primarily insured by the Group in its business interruption policies, this could have a material adverse effect on the volume and scope of claims in respect of the Group’s policies. Such governmental policies, interpretations, laws or regulations could apply retroactively and require cedants to make payments to policyholders who have suffered losses in connection with the COVID-19 pandemic who were not eligible for payments under the terms of their policy. Several legislative bodies in the United States are continuing to debate and consider wide-ranging measures that would also nullify virus exclusions in policies and compel cedants to pay out for pandemic business interruption claims, thus retroactively creating coverage for the COVID-19 pandemic and government-enforced shutdowns. Any such proposed legislation could result in large losses for insurers and reinsurers, such as the Group. These proposals may also require property coverage to respond to pandemics as well as forced closures caused by natural disasters and other public emergencies. These proposals, if implemented, would likely result in a substantial amount of claims litigation and related costs, which in turn, could aggravate eventual loss payments.

In June 2020, the FCA issued proceedings against a group of insurers in a test case designed to clarify the interpretation and application of commonly used insurance coverage extensions under business interruption insurance policy wordings in the context of losses arising from the COVID-19 pandemic. The High Court of England and Wales delivered judgment in this case in September 2020, which was widely considered to be broadly policyholder-friendly on the majority of the key issues arising out of the representative sample wordings submitted to the High Court. Appeals were filed to the U.K. Supreme Court by six of the defendant insurers and the FCA and, in January 2021, the Supreme Court broadly confirmed the High Court’s rulings on the wordings. However, the Group was not a party to the test case and only writes a limited amount of policies that could be impacted by it. Further, the test case was not intended to encompass all possible disputes, but to resolve some key contractual uncertainties and causation issues to provide clarity for policyholders and insurers. Following the test case, the High Court confirmed in February 2022 in the case of Corbin & King Limited (and others) v. AXA Insurance UK PLC, that non-damage denial of access provisions relating to dangers or disturbances occurring within a defined radius could cover business interruption losses arising out of the general COVID-19 pandemic. The High Court also ruled that COVID-19-related losses occurring at different premises constituted separate claims under the same non-damage denial of access provision, with each loss being subject to a discrete single claims limit. This ruling could further affect the general interpretation of business interruption policies and may increase the level of insurers’ liability by reducing their ability to aggregate policyholders’ losses when applying single claims limits. A similar business interruption insurance test case was taken in Ireland by four businesses against an Irish insurer, with a similar policyholder-friendly outcome. The insurer did not appeal the judgment. Despite each of the aforementioned cases suggesting possible interpretations and outcomes of such disputes, each policyholder’s claim is unique and its ultimate outcome will depend on the relevant policy and underlying circumstances. The Group is unable to forecast how any such disputes in relation to its policies could be decided, if litigated upon.

These measures, cases and actions involving policy coverage and claims could have a material adverse impact on the Group’s business, financial condition and results of operations.

The COVID-19 pandemic could have a material adverse impact on the Group’s operations.

From an operational perspective, the Group’s employees, brokers and distribution partners, as well as the workforces of the Fidelis MGU, the Group’s vendors, service providers and counterparties (including reinsurers), may also be adversely affected by any resurgence of the COVID-19 pandemic or efforts to mitigate the pandemic, including government-mandated shutdowns, travel restrictions, requests or orders for employees to work remotely, and other social distancing measures, which could have an adverse impact on the Group’s ability to conduct its business.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Furthermore, the Group’s financial performance may be adversely impacted if certain of its financial counterparties, suppliers of IT services, and other suppliers of goods and services are unable to successfully perform as expected including to implement business continuity plans in the current environment or if any such suppliers are unable to continue as going concerns as a result of the economic impact of COVID-19. See “—Risks Relating to the Group’s Reliance on Third Parties in the Operation of its Business.”

While governmental and non-governmental organizations are continuing to engage in efforts to combat the spread and severity of the COVID-19 pandemic and related public health issues, these measures may not be effective. It also cannot be predicted how legal and regulatory responses to concerns about the COVID-19 pandemic and related public health issues will impact the Group’s business, including the impact on the Group’s financial performance of any future government-mandated shutdowns, other social distancing measures, travel restrictions, office closures and measures impacting on working practices, such as the imposition of remote working arrangements, quarantine requirements and isolation measures, which have previously been and may again be, introduced under local laws applicable to the Group.

A number of proposals have been introduced or proposed to alter the financing of pandemic-related risk in several of the markets in which the Group operates. For example, on May 22, 2020, the Pandemic Risk Insurance Act of 2020 (PRIA) was introduced in the U.S. House of Representatives, which would establish a prospective, federal program for pandemic risks in respect of losses occurring on or after January 1, 2021. The Group expects that Congress will continue to evaluate this and other options for a program to address pandemic risks. Another initiative involving broad participation from across the U.K. insurance sector is to create a U.K. government-backed reinsurance pool, Pandemic Re, in respect of which a working group submitted a proposal to the U.K. government in late 2020, although any plans for developing the scheme have been put on hold for now. The Lloyd’s market has also developed and proposed solutions to address various elements of the pandemic-related business interruption protection gap, including to pool capacity within the Lloyd’s market to provide business interruption coverage for small companies for future potential waves of COVID-19 or other pandemics. It is possible that any such proposals, if ultimately adopted in the jurisdictions in which the Group provides coverage, could have adverse or unforeseen impacts, such as reducing private market opportunities for insurance, reinsurance or other risk transfer products.

As of May 31, 2022, there had not been any material disruption to the Group’s client or customer service capabilities or any material disruption relating to the services that the Group receives from its key outsourcing services providers. However, this situation may change given the ongoing and uncertain nature and duration of the COVID-19 pandemic. The extent to which COVID-19 impacts the Group’s business, results of operations, financial condition, liquidity or prospects will depend on future developments which are highly uncertain and may change depending on the severity or duration of the COVID-19 pandemic and the action taken to contain or treat its impact.

Recent events have adversely impacted, and may continue to adversely impact, the value of the Group’s investment portfolio and may affect the Group’s ability to access liquidity and capital markets financing or receive dividends from its operating subsidiaries.

Recent events, including the outbreak of the ongoing Ukraine Conflict as well as the ongoing COVID-19 pandemic, have introduced financial market volatility that has adversely impacted, and may continue to adversely impact, the value of the Group’s investment portfolio and, if these global conditions persist, ongoing market volatility could affect the Group’s ability to access liquidity and other capital markets financings. Inflation, rising interest rates, reduced liquidity in financial markets and a continued slowdown in global economic conditions have increased the risk of defaults and downgrades and have increased the volatility in the value of many of the investments the Group holds. In addition, the steps taken by governmental institutions in response to recent events (including in responding to the COVID-19 pandemic and imposition of sanctions on Russia following its invasion of Ukraine), and the costs of such actions, may eventually lead to higher-than-expected inflation and further financial stress on global financial markets, including government bond markets.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The recent market volatility also caused significant increases in credit spreads which, if continuing, may negatively impact the Group’s ability to access liquidity and capital markets financing such that it may not be available or may only be available on unfavorable terms. Regulators in certain jurisdictions imposed dividend restrictions on insurance companies, which impact liquidity for holding companies that have insurance subsidiaries in those jurisdictions. For example, the European Insurance and Operational Pensions Authority (“EIOPA”), the E.U.’s insurance regulator, has recommended that any dividend distributions should not exceed thresholds of prudency given the continuing uncertainty over the impact of the pandemic. As a holding company with no direct operations, FIHL relies on dividends and other permitted payments from its subsidiaries and it may be unable to make distributions on its preferred securities or principal and interest payments on its debt and to pay dividends to holders of Common Shares if its operating subsidiaries are unable to pay dividends to it. See “—Risks Relating to Financial Markets and Liquidity.”

The current inflationary environment could have a material adverse impact on the Group’s operations.

Steps taken by governments throughout the world in response to the COVID-19 pandemic, expansionary monetary policies and other factors have led to an inflationary environment. In operating our business, we are experiencing the effects of inflation, including increased labor and construction costs. Furthermore, the Group’s operations, like those of other insurers and reinsurers, are susceptible to the effects of inflation because premiums are established before the ultimate amounts of losses and loss adjustment expenses are known. Although the Group considers the potential effects of inflation when setting premium rates, premiums may not fully offset the effects of inflation and thereby essentially result in underpricing the risks insured and reinsured by the Group. Loss reserves include assumptions about future payments for settlement of claims and claims-handling expenses, such as the value of replacing property, associated labor costs for the property business the Group writes, and litigation costs. To the extent inflation causes costs to increase above loss reserves established for claims, the Group will be required to increase loss reserves with a corresponding reduction in net income in the period in which the deficiency is identified, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. Unanticipated higher inflation could also lead to higher interest rates, which would negatively impact the value of the Group’s fixed maturity securities and potentially other investments.

Risks Relating to the Group’s Strategic Relationship with the Fidelis MGU

The Group relies on the Fidelis MGU for services critical to its underwriting and other operations. The termination of or failure by the Fidelis MGU to perform under one or more agreements governing the Group’s outsourced relationship with the Fidelis MGU may cause material disruption in our business or materially adversely affect our financial results.

FIHL and the Fidelis MGU have entered into a Cooperation Agreement dated as of July 23, 2022 agreeing to cooperate regarding certain matters relating to this offering and the Separation Transactions being consummated and subject to regulatory approvals, FIHL and the Fidelis MGU will enter into a number of agreements governing the outsourced relationship, including the Framework Agreement, a series of Delegated Underwriting Authority Agreements (as defined below, see “Material Contracts and Related Party Transactions—Framework Agreement”) and the Inter-Group Services Agreement (see “Material Contracts and Related Party Transactions—Framework Agreement”).

The Framework Agreement, under which the Group will secure business from the Fidelis MGU, will have a rolling initial term of 10 years. Years one to three will roll automatically (each year resetting for a new 10-year period) and the notice to roll will be deemed given at the end of years one, two and three (i.e., the years roll automatically and will not be subject to any underwriting target or other preconditions to rolling). From year four onwards, the Framework Agreement will roll at the written election of FIHL, with such election to be delivered at least 90 days prior to the commencement of the subsequent contract year. Any decision by FIHL to elect not to roll the Framework Agreement on or after year four will mean that the remainder of the 10-year term then in

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

effect will continue in place (i.e., the Framework Agreement will have a further nine years to run in the first year following the election by FIHL not to roll the Framework Agreement). Additionally, each party has certain rights to terminate the Framework Agreement early. See “Material Contracts and Related Party Transactions—Framework Agreement.”

Under the terms of the relevant agreements, the Fidelis MGU will also provide detailed reporting to the Group on a monthly basis. Such reports will include, among other things, (i) accounting information (i.e., premiums written and earned, fees and loss reserves); (ii) underwriting information (including all insurance business underwritten under the Delegated Underwriting Authority Agreements); and (iii) claims handling information. If the Fidelis MGU fails to perform any of its reporting obligations, the Group could be severely impacted, including by FIHL being unable to comply with its own reporting obligations as a listed company.

Due to the Group’s dependency on the Fidelis MGU and the Group’s conduct of business being subject to the parameters and limitations set forth in the Framework Agreement, if the Framework Agreement or any of the Group’s agreements with the Fidelis MGU are terminated or the Fidelis MGU fails to perform any of the services outsourced to it under the Framework Agreement or the other related agreements noted above, the Group may be required to hire staff to provide such services itself or retain a third party to provide such services, and no assurances can be made that the Group would be able to do so in a timely, efficient or cost-effective manner. The Group could therefore suffer, among other things, non-renewals and loss of business, financial loss, disruption of business, liability to third parties, regulatory intervention and reputational damage, any of which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Pursuant to the agreements between the Group and the Fidelis MGU, the Group retains an oversight and supervisory role over the Fidelis MGU’s active role in executing the Group Annual Plan and each of the Subsidiary Annual Plans. If the Group’s monitoring efforts prove inadequate, this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Pursuant to the Framework Agreement, the Delegated Underwriting Authority Agreements and the Inter-Group Services Agreement, certain key underwriting and non-underwriting functions of the Group have been outsourced to the Fidelis MGU and the Fidelis MGU’s employees are authorized to conduct business in accordance with the Group Annual Plan and each of the Subsidiary Annual Plans, as overseen by the Group, whose role is primarily supervisory in nature. The Group relies on established parameters. Although the Group monitors such business on an ongoing basis, its monitoring efforts may not be adequate to prevent the Fidelis MGU or the designated employees from exceeding their authority, committing fraud or otherwise failing to comply with the terms of the agreements governing its relationship with the Group, including the Framework Agreement and the Delegated Underwriting Authority Agreements. Over time, such oversight may become cumbersome and lack of familiarity between the two separate groups could lead to operational missteps. To the extent the Fidelis MGU exceeds its authority, commits fraud or otherwise fails to comply with the terms of agreements governing its relationship with the Group, the Group’s financial condition and results of operations could be materially adversely affected.

Some executive officers and key personnel of the Fidelis MGU are critical to the Group’s business; the Fidelis MGU’s failure to retain such key personnel could seriously affect the Group’s ability to conduct its business and execute the Group Annual Plan.

The Group’s future success depends to a significant extent on the efforts of Richard Brindle and other senior management and key personnel employed by the Fidelis MGU and FIHL to implement its business strategy. Following the Separation Transactions, the majority of current senior employees of the Group, including Richard Brindle, will be employed by the Fidelis MGU. There can be no assurance, however, that such key personnel will remain employed by the Fidelis MGU. There are only a limited number of available and qualified executives with substantial experience in the (re)insurance industry and the procurement of new employees could be hindered by factors outside of the Group’s control. Accordingly, the Fidelis MGU’s or FIHL’s loss of the

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

services of one or more of the members of the senior management team or other key personnel, including Richard Brindle, could significantly and negatively affect its ability to execute the Group Annual Plan, which could, in turn, have a material adverse effect on the Group’s business.

Although each of the Fidelis MGU and FIHL has executed employment agreements with respective key personnel, such executives and other senior management are free to resign from their roles, in accordance with the notice and non-compete provisions as set out in their respective employment agreements. Further, the Fidelis MGU and FIHL do not currently maintain key man life insurance with respect to any of their respective management. If any member of management or other key employee dies or becomes incapacitated, or leaves the Fidelis MGU or FIHL to pursue employment opportunities elsewhere, they would be responsible for locating an adequate replacement for such individual and for bearing any related cost. To the extent that either the Fidelis MGU or FIHL is unable to locate an adequate replacement or is unable to do so within a reasonable period of time, the Group’s business may be significantly and negatively affected.

The Group’s historical track record, including the track record of some of the executives of the Fidelis MGU, may not be indicative of our future growth.

The Group has experienced rapid growth since its inception, with GPW of $2.8 billion for the year ended December 31, 2021, and the Group expects to continue to have access to more opportunities after the Separation Transactions through its partnership with the Fidelis MGU. There can be no assurance that the Group’s business, or the ability of the Fidelis MGU to source underwriting opportunities for the Group, will continue to grow and expand at the same rate since inception, if at all. Various executives that will be executives of the Fidelis MGU, including Mr. Brindle, have had success throughout their careers. There is no assurance that the executives’ track records, including Mr. Brindle’s track records at Lloyd’s and Lancashire, will continue after the Separation Transactions. If the Group is unable to increase the amount of premium that is written successfully, or if the Fidelis MGU cannot source sufficient opportunities for the Group, this may have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Any disagreements between the Group and the Fidelis MGU could lead to a deterioration of the commercial relationship between the parties, which could result in the Framework Agreement, the Inter-Group Services Agreement or the Delegated Underwriting Authority Agreements being terminated.

Any disagreements between the Group and the Fidelis MGU in respect of the Framework Agreement, the Inter-Group Services Agreement, the Delegated Underwriting Authority Agreements, the Group Annual Plan or the Subsidiary Annual Plans could lead to a deterioration of the commercial relationship between the parties.

For example, the base case assumption with respect to the Subsidiary Annual Plans agreed between the Group and the Fidelis MGU is that each Subsidiary Annual Plan will be renewed on the basis of premiums written in the prior year, subject to any changes to such Subsidiary Annual Plans agreed between the Group and the Fidelis MGU, as permitted. The Group and the Fidelis MGU will have the opportunity to agree to certain changes to the Subsidiary Annual Plans during the annual negotiation or through the Mid-Year Review Procedure (as defined herein). The Framework Agreement contains certain provisions aimed at resolving disputes in relation to any proposed changes to the Subsidiary Annual Plans that may arise between the parties. For example, in respect of the annual negotiation, should a particular change to the relevant Subsidiary Annual Plan be requested by a party and denied three years in a row, it will be referred to the deadlock dispute resolution procedure to be resolved. Such deadlock dispute resolution procedures may also be used if the parties are unable to agree on the specific parameters of the proposed changes, while being agreeable to such changes in principle. See “Material Contracts and Related Party Transactions—Framework Agreement—Subsidiary Annual Plans.”

To the extent any suggested change to any of the Subsidiary Annual Plan is not agreed to or is strongly contested by either party, this could lead to a deterioration of the commercial relationship between the parties, which could ultimately result in FIHL choosing not to roll the term of the Framework Agreement leading to a

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

termination. If the Framework Agreement is terminated, the Inter-Group Services Agreement or the Delegated Underwriting Authority Agreements which govern the Group’s outsourcing arrangements may also terminate altogether or the Group’s business model may change materially (if, for example, the Group is forced to find an alternative services provider to carry on its outsourcing strategy). Either of those outcomes could have a material adverse effect on the Group’s financial condition and results of operations.

There can be no guarantee that the terms of the Separation Transactions, the Framework Agreement, the Delegated Underwriting Authority Agreements and the other outsourcing agreements and arrangements between the Group and the Fidelis MGU are as favorable to the Group as if they had been negotiated with an unaffiliated third party.

There can be no guarantee that the terms of the Separation Transactions, the Framework Agreement and the other outsourcing agreements and arrangements between the Group and the Fidelis MGU, including the fees payable to the Fidelis MGU, are as favorable to the Group as if they had been negotiated with an unaffiliated third party. In addition, the Group’s ongoing relationship with the Fidelis MGU may impact how the Group enforces its rights under the agreements.

Following the consummation of the Separation Transactions and conditional on the Separation Transactions and subject to regulatory approvals, MGU HoldCo is expected to own 9.9% of our Common Shares. Additionally, a number of FIHL’s current shareholders are expected to also become shareholders in MGU HoldCo and, in some cases, employees of the Fidelis MGU. As such, conflicts of interest may arise, which could result in decisions being taken that are not in the best interest of the Group’s shareholders as a whole.

Conflicts of interest may exist or could arise in the future with the Fidelis MGU due to a number of FIHL’s current shareholders being employed by the Fidelis MGU or holding shares in MGU HoldCo. Conflicts may arise with respect to, without limitation: (i) the enforcement of agreements between the Group and the Fidelis MGU, (ii) making changes to the Group Annual Plan and each of the Subsidiary Annual Plans, (iii) the management of the Fidelis MGU by persons who are shareholders of FIHL, (iv) shareholders who hold shares in both FIHL and MGU HoldCo, and (v) conflicts arising from the exercise of the ROFO and ROFR rights (each as defined below, see “Material Contracts and Related Party Transactions—Framework Agreement—Exclusivity, Rights of First Offer and Rights of First Refusal”) of the Group and the Fidelis MGU. Following the consummation of the Separation Transactions and conditional on the Separation Transactions and subject to regulatory approvals, MGU HoldCo will own approximately 9.9% of FIHL’s outstanding Common Shares. The foregoing conflicts and the interests of the Group on one hand and the Fidelis MGU on the other could result in decisions being taken that are not in the best interest of the Group’s shareholders as a whole.

The failure of the Fidelis MGU to effectively manage the Group’s claims could adversely affect the Group’s business, prospects, financial condition or results of operations.

Under the terms of the Framework Agreement and the Delegated Underwriting Authority Agreements, the claims management activities will be managed by the Fidelis MGU, with the Group retaining an oversight function. See “Business—Claims.” The Group therefore relies on the Fidelis MGU to facilitate, oversee and efficiently manage the claims process for the Group’s policyholders in line with the parameters set forth in the Framework Agreement and the respective Delegated Underwriting Authority Agreements. To the extent the Fidelis MGU exceeds its authority or otherwise fails to comply with the terms of the Framework Agreement and the Delegated Underwriting Authority Agreements and such non-compliance leads to inappropriate or negligent claims management, the Group’s business, prospects, financial condition and results of operations may be materially adversely affected. Beyond intentional breaches there are also a number of other factors beyond the Fidelis MGU’s control that could affect the ability of the Fidelis MGU to effectively manage claims of our policyholders.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Any failure by the Fidelis MGU to effectively manage the claims process, including failure to pay claims accurately, could lead to material litigation, undermine the Group’s reputation in the marketplace or impair the Group’s corporate image and adversely affect our ability to renew existing policies or write new policies. Any of the aforementioned factors, or any other negative impact of the Fidelis MGU’s claims management process could have a material and adverse impact on the Group’s business, prospects, financial condition and results of operations.

Risks Relating to the Operations Supporting the Group’s Business

The Group depends, in certain cases, on its policyholders’ evaluations or disclosures of the exposures associated with their insurance underwriting, which may subject the Group to reinsurance disputes, liability, regulatory actions or reputational damage.

The Group does not separately evaluate each of the original individual exposures assumed under some of its reinsurance business (such as quota share contracts in which the Group expects to assume an agreed-upon percentage of each underlying insurance contract being reinsured or excess of loss contracts), including on policyholders bound by another person to whom underwriting authority has been delegated by the Group (such as third-party MGUs) on a “non-prior submit” basis. In these situations, the Group is largely dependent on the original underwriting decisions made by ceding companies. The Group is subject to the risk that its policyholders may not have adequately evaluated or disclosed the insured exposures and that the premiums ceded may not adequately compensate the Group for the exposures it will assume. The Group may not evaluate separately each of the individual claims that may be made on the underlying insurance contracts under reinsurance contracts. Therefore, the Group may be dependent on the original claims decisions made by its policyholders. To the extent that a customer fails to evaluate adequately the insured exposures or the individual claims made thereunder, the Group’s business, prospects, financial condition or results of operations could be significantly and negatively affected.

Certain elements of the Group’s business may also be written on the basis of sub-delegated authority (in other words, the Fidelis MGU may further delegate underwriting authority to a third-party managing general underwriters or other intermediary), as allowed for in the Framework Agreement and the Delegated Underwriting Authority Agreements. The Group will establish the parameters under which the Fidelis MGU can sub-delegate authority and the Fidelis MGU will operate and maintain procedures to manage its sub-delegated authority relationships, but nonetheless there are risks associated with such relationships, including but not limited to, fraud by employees or representatives of persons to whom the Fidelis MGU sub-delegates authority, information technology failures, failure to comply with referral and escalation procedures, inaccurate or incomplete bordereau reporting, and credit risk. Furthermore, the Fidelis MGU and in turn, the Group, relies on the underwriting judgment of such sub-delegated agents and intermediaries, which may be different from the decisions that would be made by the employees of the Fidelis MGU acting within the parameters set forth in each Subsidiary Annual Plan or the Delegated Underwriting Authority Agreements.

Operational risk exposures, such as human or systems failures (including outsourcing arrangements), are inherent in the Group’s business and may result in losses.

Operational exposures and losses can result from, among other things, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures, bad faith delayed claims payment, fraud and external events, such as political unrest, state emergency or industrial actions which could result in operational outage. The Group relies on the Fidelis MGU and other third parties for information technology and application systems and infrastructure, which are exposed to certain limitations and risk of systemic failures. Any such outage could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. In addition, given the Group’s outsourced relationship with the Fidelis MGU, which could also include writing business on a

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

sub-delegated authority basis with a third-party managing general underwriter or other intermediary, the Fidelis MGU or such other sub-delegate could bind the Group on business outside of a designated authority resulting in significant losses.

The Group also relies heavily on third parties, including the Fidelis MGU, for information technology and application systems and infrastructure. The Group believes that such information technology and application systems and infrastructure are critical to the Group’s business. Such information technology and application systems and infrastructure are an important part of the Group’s underwriting process and its ability to compete successfully. The Group also licenses certain of its key systems and data from third parties, including the Fidelis MGU, and cannot be certain that it will have continuous access to such third-party systems and data, or those of comparable service providers, or that the Group’s information technology or application systems and infrastructure will operate as intended. The third-party modeling software that the Group uses is important to the Group and any substantial or repeated failures in the accuracy or reliability of such software or the human interpretation of its outputs could result in a deviation from the Group’s expected underwriting results. Further, the third parties’ programs and systems may be subject to defects, failures, material updates or interruptions, including those caused by worms, viruses or power failures.

Failures in any of these systems could result in mistakes made in the confirmation or settlement of transactions, or in transactions not being properly booked, evaluated, priced or accounted for or delays in the payment of claims. Any such eventuality could cause the Group to suffer, among other things, financial loss, disruption of business, liability to third parties, regulatory intervention and reputational damage, any of which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Technology breaches or failures, including those resulting from a malicious cyber-attack on the Group or its business partners or service providers, could disrupt or otherwise negatively impact the business.

The Group relies on information technology systems and infrastructure to process, transmit, store and protect the electronic information, financial data and proprietary models that are critical to the Group’s business. Furthermore, a significant portion of the communications between the Group’s employees and the Group’s business, banking and investment partners depends on information technology and electronic information exchange. Like all companies, the Group’s information technology systems are vulnerable to data breaches, interruptions or failures due to events that may be beyond the control of the Group, including, but not limited to, natural disasters, theft, terrorist attacks, computer viruses, hackers and general technology failures. Despite safeguards, disruptions to and breaches of the Group’s information technology systems have occurred in the past and may occur in the future, which may negatively impact (possibly to a material extent) the Group’s business. See “—Risks Relating to Regulation of the Group—Data protection failures could disrupt the Group’s business, damage its reputation and cause losses.”

The inability to attract, retain and manage key employees could restrict the Group’s ability to implement its business strategy.

The Group’s future success depends to a significant extent upon the Group’s ability to continue to attract and retain key employees to implement the Group’s long-term business strategy. Some new members of the Group’s management team may not have worked together prior to their employment with the Group, and the management team may not operate together as efficiently as an otherwise similar management team that has been operating together for a significant amount of time. Within the Group’s industry it is common for employers to seek to restrict an employee’s ability to work for a competitor or to engage in business activities with the customers or staff of a former employer after leaving employment. The extent of any such post-termination restrictions and the extent to which any alleged contractual restrictions are enforceable is highly fact-specific and dependent upon local laws in the applicable jurisdiction.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Group, like other businesses, is also facing increased difficulties in coordinating, incentivizing and managing its employees due to the new measures introduced as a response to the ongoing COVID-19 pandemic, which include social distancing measures as well as travel restrictions and border closures between the countries in which the Group operates. Due to these events, the Group’s key employees may be unable to travel freely, or participate in and carry out some of their usual responsibilities. In addition, we operate in a highly competitive labor market which experiences labor shortages and a high rate of employee turnover, which requires us to increase salary and wage rates, bonuses and other incentives in order to attract and retain talented employees. The Group’s inability to hire, retain or fully utilize talented and experienced personnel, whether resulting from the foregoing reasons or otherwise, could delay or prevent the Group from fully implementing its business strategy and would significantly and negatively affect its business.

The Group’s ability to implement its business strategy could be adversely affected by Bermuda employment restrictions.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians and holders of Permanent Residents’ Certificates) may not engage in any gainful occupation in Bermuda without a valid government work permit. Except for our Chief Executive Officer and other “chief” officer positions (where the advertising requirement (see below) is automatically waived) or where otherwise specifically waived, a work permit may be granted or renewed upon showing that, after proper public advertisement, no Bermudian, spouse of a Bermudian, or holder of a Permanent Resident’s Certificate who meets the minimum standards reasonably required by the employer has applied for the job. A work permit is issued with an expiry date (up to five years) and no assurances can be given that any work permit will be issued or, if issued, renewed upon the expiration of the relevant term. If work permits are not obtained, or are not renewed, for the Group or the Fidelis MGU principal employees who are located in Bermuda, the Group would lose its services, which could significantly and negatively affect its business and could also delay or prevent the Group from fully implementing its business strategy. The Group monitors any actual or potential legislative changes regarding the Bermuda Government’s immigration policies and any effects this may have on the Group’s employment practice, policies and procedures.

The failure to retain a letter of credit facility and/or the need to provide assets directly as collateral may significantly and negatively affect the Group’s ability to successfully implement its business strategy.

Certain of the Group’s reinsurance customers may require the relevant Group company to post a letter of credit (“LOC”) and/or provide assets directly as collateral, while collateral may also be required from time to time for regulatory purposes. The Group currently maintains various LOC facilities, with Lloyds Bank Corporate Markets plc, Barclays Bank plc, Bank of Montreal and Citibank N.A., London Branch.

An event of default under any of the LOC facilities (including as a result of events that are beyond the Group’s control) may require the Group to liquidate assets held in these facilities, have an adverse effect on the Group’s liquidity position as the facility providers have a security interest in the collateral posted, or require the Group to take other material actions. Any such forced sale of these investment assets could negatively affect the return on the Group’s investment portfolio, which could negatively affect the types and amount of business the Group chooses to underwrite. A default under any of the LOC facilities may cause the facility providers to exercise control over the collateral posted, negatively affecting the Group’s ability to earn investment income or to pay claims or other operating expenses. Additionally, a default under any of these facilities may have a negative impact on the Group’s relationships with regulators, rating agencies and banking counterparties.

In addition, if the amount of assets the Group has to post as collateral to support cedant demand or regulatory requirements increases beyond a threshold, the Group may be left with insufficient liquid, available assets to support the Group Annual Plan and each of the Subsidiary Annual Plans and/or day-to-day operations. Such risk is increased in relation to FUL and FIBL which, in the event of losing their certified U.S. reinsurer status pursuant to certain excess and surplus licenses, would be required to post a much higher amount of

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

collateral to carry on their business. This consequently could impact the Group’s business, prospects, financial condition or results of operations. Further, the inability to renew or maintain the LOC facilities may significantly limit the amount of reinsurance the Group can write, or require the Group to modify its investment strategy. The Group may need additional LOC capacity as it grows, and if the Group is unable to renew, maintain or increase its LOC facilities or is unable to do so on commercially acceptable terms, such a development could significantly and negatively affect the Group’s ability to implement its business strategy. In particular, the Group anticipates arranging for additional LOC capacity for its subsidiaries in connection with obligations to post collateral in connection with certain reinsurance transactions. Furthermore, the Group expects to seek renewals of its existing LOC facilities. If the Group is unable to obtain and retain LOC facilities on commercially acceptable terms, this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Risks Relating to the Group’s Reliance on Third Parties in the Operation of its Business

The Group is reliant on third-party service providers and their IT systems, and their failure could lead to an interruption in the Group’s business activities, which could have a material adverse effect on the Group’s business.

The Group is reliant on third parties, such as the Fidelis MGU, for the provision of important services it needs to run its business, including, without limitation, finance, actuarial and underwriting systems and processes and IT infrastructure and systems including software. Any of these service providers failing to perform at the necessary level may have a significant and adverse impact on the business of the Group and its IT systems.

The Group requires complex and extensive IT systems, which are being updated continuously, to run its business. During any projects to develop the Group’s IT systems, it is particularly susceptible to outages or weakness related to such systems. Any failure of these systems or by the Group’s service providers could lead to an interruption in the Group’s business activities which, in turn, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The expanding volume and sophistication of computer viruses, hackers and other external hazards such as the use of malware or other malicious code or attack, catastrophic events system failures and disruptions, as well as employee or third-party errors or malfeasance, may also increase the vulnerability of the Group’s IT and data systems to security breaches. The Group has previously suffered cyber-attacks on its IT infrastructure and the Group believes it has taken the necessary steps to mitigate any future attacks. The Group has also increased the amount of internal training and is employing stringent IT infrastructure reviews. However, there can be no assurance that these steps will in fact prevent future attacks. These increased risks expose the Group to potential data loss and damages and potentially significant increases in compliance and litigation costs, and such exposure could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The Group depends on brokers and other intermediaries to distribute its products, and the loss of business provided by brokers and other intermediaries could adversely affect it.

The distribution model for the Group’s products is built on long-term relationships with quality clients and respect for the core broker distribution model which will be fully outsourced to the Fidelis MGU following the consummation of the Separation Transactions. The Group is therefore indirectly dependent upon brokers and other intermediaries to distribute its products. Brokers and certain other intermediaries are independent and therefore no broker or such other intermediary is committed to recommend or sell the products of the Group. Accordingly, the Fidelis MGU’s relationships with brokers and other intermediaries distributing its products will be important. A broker assesses which insurance companies are suitable for it and its customers by considering, among other things, the security of claims payment and service, and prospects for future investment returns in the light of a company’s product offering, personnel, past investment performance, financial strength and perceived

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

stability, ratings and the quality of the service provided to the broker and its customer. Larger insurers and reinsurers may have more commercial influence with certain insurance and reinsurance brokers, either generally or in certain underwriting lines. A broker then determines which products are most suitable by considering, among other things, product features and price. An unsatisfactory assessment of the Group and its products based on any of these factors could result in the Group generally, or in particular certain of its products, not being actively marketed by brokers to their customers. Failure to maintain a positive relationship with its brokers and competitive distribution network could result in a loss of market share or a reduction of the Group’s premium volumes or an increase in policy lapses and withdrawals, which could result in reduced fee and premium income, and, in turn, have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The involvement of insurance and reinsurance brokers and other intermediaries subjects the Group to their credit risk.

Pursuant to its outsourced relationship with the Fidelis MGU, the Group will generally pay all of the amounts owed on claims under its insurance and reinsurance contracts first to the Fidelis MGU, who will then pass on the payment to the various brokers or other intermediaries, and these brokers or other intermediaries (as applicable) will, in turn, pay these amounts over to the clients that have purchased insurance or reinsurance from the Group. If the Fidelis MGU, a broker or other intermediary fails to make its relevant payment, it is possible that the Group will be liable to the client for the deficiency because of local laws or contractual obligations. Likewise, in certain jurisdictions, when the insured or ceding insurer pays premiums for these policies to brokers or other intermediaries for payment over to the Group, these premiums might be considered to have been paid and the insured or ceding insurer will no longer be liable to the Group for those amounts, whether or not the Group actually receives the premiums “up the chain” from the Fidelis MGU, a broker or other intermediary. Consequently, both the Group and the Fidelis MGU assume a high degree of credit risk associated with brokers and other intermediaries, including in relation to any sub-delegation, around the world with respect to most of its insurance and reinsurance business, its inwards premium receivable from insureds and cedants, and on any amounts recoverable in relation to subrogation and salvage and from reinsurers.

Furthermore, the concentration of the Group’s business in a small number of key brokers may subject it to reduced premium income. During the years ended December 31, 2021 and December 31, 2020, GPW generated from or placed by Aon plc, Marsh & McLennan Companies and Guy Carpenter & Company LLC (which is also an affiliate of Marsh & McLennan Companies) individually accounted for more than 10% of the Group’s consolidated GPW, with Aon plc accounting for 22% and Marsh & McLennan Companies, Inc. (and certain of its affiliates) accounting for 24% of our consolidated GPW during 2021. Other key brokers, each of whom has accounted for less than 10% of the GPW generated during the years ended December 31, 2017 to December 31, 2021, include, among others, Willis Towers Watson and TigerRisk Partners, LLC. For more information, see note 15(d) (“Commitments and Contingencies—Concentration of credit risk”) to the Group’s audited consolidated financial statements included elsewhere in this prospectus. Loss of all or a substantial portion of the business provided by one or more of the Group’s key (re)insurance brokers could result in reduced premium income, which, in turn, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Risks Relating to Financial Markets and Liquidity

The Group’s business, prospects, financial condition or results of operations may be adversely affected by reductions in the aggregate value of the Group’s investment portfolio.

The Group’s operating results depend in part on the performance of the Group’s investment portfolio. The Group’s funds are invested by professional investment management firms in accordance with the Group’s investment guidelines. The Group’s investments are subject to a variety of financial and capital market risks including, but not limited to, changes in interest rates, credit spreads, equity and commodity prices, foreign

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

currency exchange rates, increasing market volatility and risks inherent to particular securities. Prolonged and severe disruptions in the public debt and equity markets, including, among other things, volatility of interest rates, widening of credit spreads, bankruptcies, defaults, significant ratings downgrades, geopolitical instability, and a decline in equity or commodity markets, may cause significant losses in the Group’s investment portfolio. Market volatility can make it difficult to value certain securities if their trading becomes infrequent. Depending on market conditions, the Group could incur substantial additional realized and unrealized investment losses in future periods. This could have a material effect on certain of the Group’s investments. The investment guidelines currently implemented by the Group focus on investment primarily in fixed maturity and cash products and allow a small portion of the Group’s portfolio to be allocated to alternative or other investments. Depending on current and future events and market conditions and their impact on the Group’s investments, the investment guidelines are subject to change.

For instance, the Group’s investment portfolio (and, specifically, the valuations of investment assets it holds) has been, and may continue to be, adversely affected as a result of market valuations impacted by the COVID-19 pandemic, the Ukraine Conflict and uncertainty regarding their outcomes. These include changes in interest rates, declining credit quality of particular investments, reduced liquidity, fluctuating commodity prices, international sanctions, and related financial market impacts from the sudden, continued slowdown in global economic conditions generally. Further, extreme market volatility, such as the markets are experiencing now as a result of the ongoing Ukraine Conflict, may leave the Group unable to react to market events in a prudent manner consistent with the Group’s historical practices in dealing with more orderly markets.

Separately, the occurrence of large claims may force the Group to liquidate securities at an inopportune time, which may cause the Group to realize capital losses. Large investment losses could decrease the Group’s asset base and thereby affect the Group’s ability to underwrite new business. Additionally, such losses could have a material adverse impact on the Group’s shareholders’ equity, business and financial strength and debt ratings.

The aggregate performance of the Group’s investment portfolio also depends to a significant extent on the ability of the Group’s investment managers to select and manage appropriate investments. As a result, the Group is also exposed to operational risks which may include, but are not limited to, a failure of the Group’s investment managers to perform their services in a manner consistent with the Group’s investment guidelines, technological and staffing deficiencies, inadequate disaster recovery plans, interruptions to business operations due to impaired performance or failure or inaccessibility of information or IT systems. The result of any of these operational risks could adversely affect the Group’s investment portfolio, financial performance and ability to conduct the Group’s business.

The Group’s results of operations and investment portfolio may be materially affected by conditions impacting the level of interest rates in the global capital markets and major economies, such as central bank policies on interest rates and the rate of inflation.

As a global insurance and reinsurance company, the Group is affected by the monetary policies of the U.S. Federal Reserve Board, the Bank of England, the European Central Bank and other central banks around the world. Following the financial crisis of 2007 and 2008, and again most recently as a result of the COVID-19 pandemic, these central banks have taken a number of actions to spur economic activity such as keeping interest rates low and enacting quantitative easing. Unconventional monetary policy from the major central banks, the reversal of such policies, a shift to monetary tightening policies and moderate global economic growth remain key uncertainties for markets and the Group’s business.

For example, in one of the Group’s key markets for its products, the U.S. debt ceiling and budget deficit concerns continue to present the possibility of credit-rating actions, economic slowdowns, or a recession for the U.S. The impact of any negative action regarding the U.S. government’s sovereign credit rating could adversely affect the U.S. and global financial markets and economic conditions. In addition, the impact from the recent

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

U.S. federal elections, including the policies that may be pursued by the Biden administration and the legislation that may be introduced by the incoming U.S. Congress and Senate, could result in market volatility in the short term. These developments could cause more volatility in interest rates and borrowing costs, which may negatively impact the Group’s ability to access the debt markets on favorable terms. Continued adverse economic conditions could have a material adverse effect on the Group’s business, financial condition and results of operations. These and any future developments and reactions of the credit markets toward these developments could cause interest rates and borrowing costs to rise, which may negatively impact the Group’s ability to obtain debt financing on favorable terms.

Although the Federal Reserve has maintained interest rates at relatively low levels in recent years, the Federal Reserve may change its monetary policy at any time. The Federal Reserve previously cut interest rates in 2019 and 2020, which then remained relatively low throughout 2020 and most of 2021, to stimulate the economy and address the ongoing COVID-19 pandemic. However, as the U.S. economy commenced showings signs of potential recovery due to the fiscal package and government stimulus plans introduced by the Biden administration as well as the Federal Reserve’s continued engagement in quantitative easing – in 2022, the Federal Reserve increased the target interest rates to 0.25-0.50% in March, 0.75-1.00% in May, 1.50-1.75% in June, 2.25-2.50% in July and 3.00-3.25% in September. High and persistent levels of inflation have meant that the Federal Reserve is expected to continue to aggressively increase interest rates over the remainder of 2022 and into 2023. If the Federal Reserve raises interest rates, or if interest rates otherwise rise, the Group may be exposed to unrealized losses on its fixed maturity securities. The Bank of England’s Monetary Policy Committee increased interest rates by 25 basis points, to 0.5% on February 2, 2022, by 50 basis points, to 1% on May 4, 2022, by 25 basis points, to 1.25% on June 15, 2022 and by 50 basis points, to 1.75% on August 4, 2022. Several other central banks, including the European Central Bank, have signaled increases in benchmark interest rates. Interest rates are influenced by matters other than the Federal Reserve’s monetary policy, for example volatility in the financial markets and higher unemployment in the U.S., the U.K. and other key markets for the Group, coupled with the uncertain outcome and direction of the COVID-19 pandemic, mean that it may be impossible to reasonably predict the course of action the Federal Reserve may take in relation to changing the federal funds rate, and interest rates may increase even if monetary policy does not change. Changes in Federal Reserve policy may also impact the overall liquidity and efficiency of fixed maturity markets. The Federal Reserve has also started to unwind the quantitative easing measures enacted to combat the effects of the COVID-19 pandemic including a reduction in the amount of assets it holds on its balance sheet. As this quantitative easing is withdrawn, financial markets may react negatively and fixed maturity market liquidity may decline, leading to heightened volatility in fixed maturity investment prices and difficulty in transacting at indicated market values.

The Group’s exposure to interest rate risk relates primarily to the changes in market price and cash flow variability of fixed maturity instruments that are associated with changes in interest rates. The Group’s investment portfolio contains interest rate sensitive instruments, such as fixed maturity securities which have been, and will likely continue to be, affected by changes in interest rates from central bank monetary policies, domestic and international economic and political conditions, levels of inflation and other factors beyond the Group’s control. The Group’s fixed maturity portfolio also includes asset classes such as asset-backed securities and investment grade emerging market debt, which are riskier in nature than some of the Group’s other fixed maturity instruments and could adversely impact the Group’s investment portfolio. Interest rates are highly sensitive to many factors, including governmental monetary policies, inflation, domestic and international economic and political conditions and other factors beyond the Group’s control and fluctuations could materially and adversely affect the Group’s business, financial condition and results of operations.

Steps that may be taken by central banks to raise interest rates in the future to combat higher inflation than the Group had anticipated could, in turn, lead to unrealized losses on the Group’s investments. Changes in the level of inflation could also result in an increased level of uncertainty in the estimation of loss reserves for the Group’s lines of business with a long tenor. Such changes in inflation will have the largest impact on the Group’s fixed maturity portfolio, which currently has a duration of around two years. As a result of the above factors, the Group’s business, financial condition, liquidity or operating results could be adversely affected.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Unexpected volatility or illiquidity associated with some of the Group’s investments could significantly and negatively affect the Group’s financial results, liquidity or ability to conduct business.

A small portion of the Group’s investment portfolio comprises (and may in the future continue to contain) certain investments such as structured notes linked to equities and commodities, publicly traded equities, high-yield bonds, bank loans, emerging market debt, non-agency residential mortgage-backed securities, asset-backed securities, commercial mortgage-backed securities, real estate funds, middle market loans, private credit funds, private equity funds, infrastructure funds and short-term secured products. During the height of the financial crisis of 2007 and 2008, both fixed maturity and equity markets lost significant liquidity and were more volatile than expected. The markets initially responded in a way similar to the COVID-19 pandemic, which resulted in severe falls in indices, extreme volatility and interventions to halt trading. Similar risks are present as markets respond to the ongoing Ukraine Conflict and imposition of sanctions on Russia. If the Group requires significant amounts of cash on short notice in excess of normal cash requirements, the Group may have difficulty selling investments in a timely manner or be forced to sell them for less than the Group otherwise would have been able to realize. If the Group is forced to sell the Group’s assets in unfavorable market conditions, there can be no assurance that the Group will be able to sell them for the prices at which the Group has recorded them and the Group may be forced to sell them at significantly lower prices. As a result of the above factors, the Group’s business, financial condition, liquidity or operating results could be adversely affected.

The determination of the amount of allowances and impairments taken on the Group’s investments is highly subjective and could materially impact the Group’s operating results or financial position.

The Group performs reviews of its investments on a regular basis to determine the amount of the decline in fair value below the cost basis which are considered to be the current expected credit losses in accordance with applicable accounting guidance. The process of determining the current expected credit loss (“CECL”) requires judgment and involves analyzing many factors. Assessing the accuracy of the level of allowances reflected in the Group’s financial statements is inherently uncertain, given the subjective nature of the process. Furthermore, additional impairments may need to be taken or allowances provided in the future with respect to events that may impact specific investments. The absence of CECL allowances does not necessarily mean there will not be any in the future. Future material impairments themselves or any error in accurately accounting for them may have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

An economic downturn in the U.S. or elsewhere, the default of a large institution, an actual or predicted sovereign default, or a downgrade of U.S. or non-U.S. government securities by credit rating agencies could harm the Group’s business, investment portfolio and its liquidity and financial condition.

Weak economic conditions may adversely affect (among other aspects of the Group’s business) the demand for, and claims made under, the Group’s products; the ability of customers, counterparties and others to establish or maintain their relationships with the Group; the Group’s ability to access and efficiently use internal and external capital resources; and the Group’s investment performance. Volatility in the U.S. and other financial markets, as a result of the COVID-19 pandemic and ongoing Ukraine Conflict on global economic conditions or otherwise, may adversely affect both the liquidity and the performance of the Group’s investments.

Furthermore, a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution causes a series of defaults by other institutions (sometimes referred to as a “systemic risk”) or a downgrade of U.S. or non-U.S. government securities by credit rating agencies, may expose the Group to investment exposures which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. An actual or predicted sovereign default may also have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Currency fluctuations could result in exchange losses and negatively impact the Group’s business.

The Group’s functional currency is the U.S. dollar. However, because the Group’s business strategy includes insuring and reinsuring financial obligations created or incurred outside of the U.S., the Group writes a portion of its business and receives premiums in currencies other than the U.S. dollar. Consequently, the Group may experience exchange losses to the extent the Group’s foreign currency exposure is not hedged or is not sufficiently hedged, which could significantly and negatively affect the Group’s business. The Group operates in a number of countries and therefore the results of its operations are subject to both currency transaction and translation risk. Currency transaction risk arises from the mismatch of cash flows due to currency exchange fluctuations. Translation risk arises because the Group reports in U.S. dollars but a portion of its underlying premiums, reserves, operating expenses and acquisitions are determined in other currencies. The Group makes determinations as to whether and to what extent to hedge its foreign currency exposures on a monthly basis.

The Group’s investment portfolio exposures may be materially adversely affected by global climate change regulation and other factors, which could harm the Group’s business and its liquidity and financial condition.

World leaders met at the 2015 United Nations Climate Change Conference in December 2015 in Paris and agreed to limit global greenhouse gas emissions in the atmosphere to a level which would not increase the average global temperature by more than 2° Celsius, with an aspiration of limiting such increase to 1.5° Celsius (the “Paris Agreement”). In order for governments to achieve their existing and future international commitments to limit the concentration of greenhouse gases under the Paris Agreement, there is widespread consensus in the scientific community that a significant percentage of existing proven fossil fuel reserves must not be consumed. In addition, divestment campaigns, which call on asset owners to divest from direct ownership of commingled funds that include fossil fuel equities and bonds, likewise signal a change in society’s attitude towards the social and environmental externalities of doing business.

In addition, the 2021 UN Climate Change Conference (“COP26”) was held in Glasgow and sought to accelerate action towards the goals of the Paris Agreement. The COP26 agreement, although not legally binding, includes pledges to further cut CO2 emissions, reduce the use of coal, and significantly increase the amount of money necessary to help poor countries cope with the effects of climate change.

As a result of the above, energy companies and other companies engaged in the production or storage of fossil fuels may experience unexpected or premature devaluations or write-offs of their fossil fuel reserves. A material change in the asset value of fossil fuels or the securities of energy companies and companies in these related sectors may therefore materially adversely affect the Group’s investment portfolio, which consists partially of investments exposed to adverse changes resulting from climate change-related events, and which in turn could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Risks Relating to Regulation of the Group

If the Group becomes directly subject to insurance statutes and regulations in jurisdictions other than Bermuda, the E.U. or the U.K. or there is a change to the law or regulations or application of the law or regulations of Bermuda, the E.U. or the U.K., this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

FIBL is a registered Bermuda Class 4 insurer pursuant to the Insurance Act 1978 of Bermuda, as amended (the “Bermuda Insurance Act”), and as such, it is subject to regulation and supervision in Bermuda by the BMA. FIID operates from the Republic of Ireland and is authorized and regulated by the Central Bank of Ireland (“CBI”) to carry on certain classes of non-life insurance business. On the basis of its CBI authorization, FIID is able to offer its insurance services into certain European Economic Area (“EEA,” which is a free trade area including the 27 member states of the E.U. together with Iceland, Liechtenstein, and Norway) jurisdictions on a

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

cross-border basis without the need for separate authorizations in such jurisdictions. FUL operates from the U.K. and is authorized by the Prudential Regulation Authority (“PRA”) and regulated by the PRA and the FCA with permission to underwrite certain classes of general insurance.

The Group faces new regulatory costs and challenges as a result of the U.K.’s departure from the E.U. (“Brexit”) on January 31, 2020 and the expiry of the subsequent transition period on December 31, 2020, during which the U.K.’s trading relationship with the E.U. remained largely unchanged. The relationship between the U.K. and the E.U. is now governed by the terms and conditions of a Trade and Cooperation Agreement (the “Trade Agreement”), which does not contain many substantive provisions relating to financial services. Similarly, it is not expected that the Memorandum of Understanding (the “MoU”) relating to financial services that was concluded by the U.K. and the E.U. at the end of March 2021 would materially alter this position. Instead, if the MoU is ever entered into between the parties, it is expected that it would establish a Joint U.K.-E.U. Regulatory Forum that would serve as a platform to facilitate dialogue between the parties on financial issues.

Uncertainty therefore remains over the U.K.’s future relationship with the E.U., including with respect to the U.K.’s continued access to financial markets, which could cause volatility to both the U.K. and European financial markets, exchange rates and interest rates. In addition, the changing and more complex regulatory landscape presents operational challenges for the Group, which may lead to increased costs. In particular, the U.K. and the E.U. have failed to agree upon terms in the Trade Agreement that would enable U.K. (re)insurers and insurance intermediaries (such as FUL) to provide their services across the EEA on a cross-border basis (and vice versa), which may also lead to a decline in the importance of London as a global (re)insurance center.

In anticipation of this potential outcome, on March 29, 2019, FUL completed the transfer to FIID of FUL’s portfolio of policies where the insurance risk associated with such policies was located in a state of the EEA other than the U.K. (the “Brexit Transfer”), for policies written through December 31, 2018. The Brexit Transfer was undertaken in accordance with Part VII of the Financial Services and Markets Act 2000 (as amended) and, accordingly, was sanctioned by the High Court of England and Wales on March 27, 2019. The Brexit Transfer was undertaken in order to ensure continuity of servicing for our EEA policyholders in the event of a so-called “hard” Brexit.

In addition, the U.K.’s regime governing the prudential regulation and governance of (re)insurers could diverge from the E.U.’s own regime and the E.U. may not decide to grant equivalence to it, which may result in increased costs and capital requirements. Either the E.U. or U.K. could also withdraw any equivalence decision in the future.

Such divergence may be shortly forthcoming, as in October 2020 the U.K.’s HM Treasury concluded a period of consultation with industry stakeholders on proposed changes to certain rules in the U.K. domestic prudential regime that originate from Solvency II. The U.K.’s HM Treasury is now working alongside the PRA to prepare a package of proposed reforms to the U.K.’s domestic regulatory regime for consultation in 2022.

Further, although Solvency II has been implemented across the EEA since 2016, uncertainty remains as to how the Solvency II regime (or a successor regime) will be drafted, amended or enforced (as applicable). In particular, the European Commission has undertaken its own review of Solvency II and, on September 22, 2021, published a packaged of proposed legislative reforms for amending the existing regulatory framework. This proposed legislation is now being discussed by the European Parliament and Council.

More generally, the cost of doing business in the U.K., and from the U.K. into other jurisdictions, will likely increase as a result of Brexit, and may include additional capital requirements, including as a result of new or additional laws and regulations across a wide variety of areas potentially including, but not limited to, employment laws, data privacy laws, taxation laws and the terms of commercial activities between the U.K. and the E.U. In addition, due to the potential for less inter-country cooperation between the U.K. and the E.U., both

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jurisdictions may be facing a less liberal trading regime in the future which could take the form of tariffs or other protectionist measures. It is also unclear how effectively supervisory bodies and regulators from these jurisdictions will continue to cooperate and share information. Bermuda’s regulatory regime equivalence with the U.K. regulatory regime may also need to undergo further assessment following Brexit.

Bermuda, E.U. and U.K. insurance statutes and the regulations and policies of the BMA, the CBI, the PRA and the FCA may require FIBL, FIID and FUL to, among other things:

•	maintain a minimum level of capital, surplus and liquidity;

•	satisfy solvency standards;

•	obtain prior approval of ownership and transfer of shares;

•	maintain a principal office and appoint and maintain a principal representative in Bermuda (for FIBL), the Republic of Ireland (for FIID) and the U.K. (for FUL), respectively;

•	maintain a head office; and

•

comply with legal and regulatory restrictions with respect to their ability to pay dividends and make capital distributions upon which the Group is reliant to provide cash flow required for debt service and dividends to FIHL’s shareholders.

These statutes, regulations and policies may affect the Group’s ability to write insurance and reinsurance policies, to distribute funds around the Group and to shareholders, and to pursue its investment strategy.

The Group does not presently intend that it will create a physical presence in any jurisdiction in the U.S. The Group is not licensed to write insurance on an admitted basis in any state in the U.S. but, as an alien insurer and certified reinsurer, FIBL and FUL are eligible to write surplus lines business. However, there can be no assurance that insurance regulators in the U.S. or elsewhere will not review the activities of the Group or related companies or its agents and assert that the Group is subject to such jurisdiction’s licensing requirements. If any such assertion is successful and the Group is required to obtain a license, it may be subject to taxation in such jurisdiction. In addition, the Group is subject to indirect regulatory requirements imposed by jurisdictions that may limit its ability to provide insurance or reinsurance. For example, the Group’s ability to write insurance may be subject, in certain cases, to arrangements satisfactory to applicable regulatory bodies. Proposed legislation and regulations may have the effect of imposing additional requirements upon, or restricting the market for, alien insurers or reinsurers with whom U.S. companies place business.

Bermuda, E.U. and U.K. insurance statutes and regulations applicable to the Group may be different in scope from those that would be applicable if FIBL, FUL and/or FIID were licensed in and governed by the laws of any state in the U.S. In the past, there have been U.S. Congressional and other initiatives in the U.S. regarding proposals to supervise and regulate insurers domiciled outside the U.S. If in the future the Group becomes increasingly subject to any insurance laws of the U.S. or any state thereof or of any other jurisdiction, the Group cannot be certain that it would be in compliance with those laws or that coming into compliance with those laws would not have a significant and negative effect on its business. The process of obtaining licenses in the U.S. and elsewhere is time-consuming and costly, and FIBL, FUL or FIID may not be able to become licensed in a jurisdiction other than Bermuda, the Republic of Ireland or the U.K. should they choose to do so. The modification of the conduct of the Group’s business resulting from FIBL, FUL or FIID becoming licensed in certain jurisdictions could significantly and negatively affect its business. In addition, the Group’s inability to comply with insurance and reinsurance statutes and regulations could significantly and adversely affect its business by limiting its ability to conduct business as well as subjecting the Group to penalties and fines and having adverse reputational consequences for the Group.

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The increased level of regulatory scrutiny in respect of material outsourcing arrangements in Bermuda, the E.U. and the U.K. could have a material adverse effect on the operating costs of the Group’s business and could increase the risk of disruption to the Group’s operations due to regulatory intervention.

The Framework Agreement, the Delegated Underwriting Authority Agreements, the Inter-Group Services Agreement and the Intra-Group Services Agreement will be regarded as “material outsourcing agreements” or “outsourcing of critical or important operational functions or activities” under the laws and regulation in each of the United Kingdom and the European Union. See “Certain Regulatory Considerations” for further information on material outsourcing agreements and outsourcing of critical or important operational functions or activities. Accordingly, the Group may incur additional operating costs in establishing the systems and controls required to appropriately oversee and monitor the effective performance of these agreements by the Fidelis MGU.

For example, on February 6, 2020, EIOPA issued guidelines on outsourcing to cloud service providers which applied from January 1, 2021 to all cloud outsourcing arrangements entered into or amended on or after that date. Existing cloud outsourcing arrangements relating to critical or important operational functions or activities must also be reviewed and amended to ensure compliance with the guidelines by December 31, 2022. These guidelines could potentially apply to use of the Group’s information technology or application systems and infrastructure by Group companies in the EEA. This and any future regulatory developments in relation to cloud outsourcing may result in additional operating costs.

In addition, pursuant to the Insurance Act, FIBL shall not take any steps to effect a material change, including (i) outsourcing all or substantially all of its actuarial, risk management, compliance or internal audit functions, (ii) outsourcing all or a material part of its underwriting activity, and (iii) outsourcing of an officer role, unless it has first served notice on the BMA that it intends to effect such a material change and before the end of 30 days, either the BMA has notified FIBL in writing that it has no objection to such change or that the period has elapsed without the BMA having issued a notice of objection. As part of the notification, the BMA may require copies of the Framework Agreement, the Delegated Underwriting Authority Agreements, the Inter-Group Services Agreement and the Intra-Group Services Agreement be provided for their review. There is a risk that the BMA may not grant its no-objection to certain of the proposed outsourcing arrangements.

Further, there has been an increased level of regulatory scrutiny of material outsourcing agreements in each jurisdiction generally, which could result in a greater risk of regulatory intervention in respect of these agreements. Such regulatory intervention may include the regulators’ use of their investigative powers (such as requiring reports to be prepared by senior individuals), the exercise of audit rights against any Group company or the Fidelis MGU or requests for documents and information relating to the performance of the agreements.

These regulatory interventions could be disruptive for the Group’s business operations, and may result in the Group being required to make further changes to its systems and controls, such as increased reporting to company boards, improving data storage facilities and implementing additional oversight of the Fidelis MGU. It is possible that, as a corollary, the Group will incur increased operational costs. The Group could also experience an adverse effect on its business if the regulatory interventions impede the effective operation of the Framework Agreement, the Delegated Underwriting Authority Agreements, the Inter-Group Services Agreement and the Intra-Group Services Agreement.

Changes to the regulatory systems or loss of authorizations, permits or licenses under which the Group operates or breach of regulatory requirements by the Group could have a material adverse effect on its business.

FIHL and FIBL (both incorporated in Bermuda), FUL (incorporated in England and Wales) and FIID (incorporated in the Republic of Ireland) may be subject to changes of law or regulation in these jurisdictions which may have an adverse impact on their operations, including the imposition of tax liabilities or increased regulatory supervision. The Group is also exposed to changes in accounting standards, some of which may be

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significant. In addition, FIHL, FIBL, FUL and FIID will be exposed to changes in the political environment in Bermuda, the E.U., the Republic of Ireland and the U.K. The Bermuda insurance and reinsurance regulatory framework has recently become subject to increased scrutiny in many jurisdictions, including in Europe and the U.S. and in various states within the U.S.

The Group’s ability to conduct insurance and reinsurance business in different countries generally requires the holding and maintenance of certain licenses, permissions or authorizations, and compliance with rules and regulations promulgated from time to time in these jurisdictions. A principal exception to this is with respect to cross border reinsurance in the U.S. and other countries.

The Group is not licensed to write insurance on an admitted basis in any state in the U.S. but, as an alien insurer and certified reinsurer, FIBL and FUL are eligible to write surplus lines business in all 50 U.S. states, the District of Columbia and other U.S. jurisdictions based on its listing in the Quarterly Listing of Alien Insurers of the International Insurers Department (“IID”) of the National Association of Insurance Commissioners (“NAIC”). Pursuant to IID requirements, the Group established a U.S. surplus lines trust fund with a U.S. bank to secure U.S. surplus lines policies. The Group accepts business only through U.S. licensed surplus lines brokers and does not market directly to the public. Failure to maintain its IID listing could have a material adverse effect on the Group’s ability to write surplus and excess lines of business in the U.S. For reinsurance there are currently no U.S. licenses required, although the Group operates outside the U.S. and is, in common with other non-U.S. reinsurers, required from time to time to post letters of credit or establish other security in order to enable U.S. cedants to take financial statement credit for liabilities ceded to members of the Group.

A failure to comply with rules and regulations in a jurisdiction could lead to disciplinary action, the imposition of fines or the revocation of the license, permission or authorization necessary to conduct the Group’s business in that jurisdiction, which could have a material adverse effect on the continued conduct of business and also adverse reputational consequences for the Group.

It is possible that insurance regulators in the U.S. or elsewhere may review the activities of FIHL, FIBL, FUL and FIID and assert that they are subject to such jurisdiction’s licensing requirements and require that FIHL, FIBL, FUL and/or FIID comply with additional regulatory obligations. Having to meet such requirements, however, could have a material adverse effect on the results of operations of the Group, FIBL, FUL and/or FIID. Alternatively, or in addition, any necessary changes to operations could subject FIHL, FIBL, FUL and/or FIID to taxation in the U.S. or elsewhere.

In recent years, regulation of the insurance and reinsurance industry in the U.S., the U.K., Bermuda, the E.U. and other markets in which the Group operates has been subject to significant review. These reviews have led to changes in certain legal and regulatory provisions which govern the operations of the Group, and it can be expected that further reviews and changes to applicable laws and regulations will occur in the future. The Group cannot predict the effect that any proposed or future law or regulation may have on the financial condition or results of operations of the Group. Changes in applicable laws or regulations or in their interpretation or enforcement could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

In particular, changes in regulatory capital requirements in the U.S., the U.K., the E.U. or Bermuda may impact upon the level of capital reserves required to be maintained by individual Group entities or by the Group as a whole.

The Group may be subject to greater regulatory risk than that to which the Group is currently exposed.

In each of the jurisdictions in which the Group operates and in which the Group will operate, it has to comply with laws and regulations applicable to regulated (re)insurers. Each aspect of the regulatory environment in which the Group operates and in which the Group will operate is subject to change, which may be

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retrospective. Complying, or failing to comply, with existing and new regulations could result in additional costs for the Group, which could have an adverse effect (including to a material extent) on the financial condition or results of operations of the Group.

Data protection failures could disrupt the Group’s business, damage its reputation and cause losses.

Since May 25, 2018, the European General Data Protection Regulation (the “EU GDPR”) has been directly applicable in all E.U. member states. The U.K.’s General Data Protection Regulation and Data Protection Act 2018 (collectively, the “U.K. GDPR”) is the retained EU law version of EU GDPR (the U.K. GDPR and the EU GDPR collectively, the “GDPR”). The Group is subject to the GDPR when offering goods and services to E.U. and/or U.K.-based data subjects, as applicable (regardless of whether through Group companies in the E.U. and/or the U.K.). The GDPR imposes comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure, transfer and other use of data relating to an identifiable living individual or “personal data,” as applicable, including: the obligation to appoint data protection officers in certain circumstances; new rights for individuals to be “forgotten” and rights to data portability; the principle of accountability; and the obligation to make public notification of significant data breaches. The GDPR also retains and adds to existing requirements, including restrictions on transfers of personal data outside of the EEA/U.K., as applicable, and the requirement to include specific data protection provisions in agreements with data processors.

The GDPR also regulates cross-border transfers of personal data out of the EEA and the U.K. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers, in particular in relation to transfers to the United States. On July 16, 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the E.U.-U.S. Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EEA (and the U.K.) to relevant self-certified US entities. The CJEU further noted that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield) alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. Subsequent European court and regulator decisions have taken a restrictive approach to international data transfers. As the enforcement landscape further develops, and supervisory authorities issue further guidance on—and revised standard contractual clauses for—international data transfers, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes which could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.

We are also subject to evolving E.U. and U.K. privacy laws on cookies, tracking technologies and e-marketing. Recent European court and regulator decisions are driving increased attention to cookies and similar tracking technologies. In the E.U. and U.K., informed consent is required for the placement of certain cookies or similar tracking technologies on an individual’s device and for direct electronic marketing. Consent is tightly defined and includes a prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities. In light of the complex and evolving nature of E.U., E.U. Member State and U.K. privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/ change our use of such technologies, as well as civil claims including class actions, and reputational damage.

Since we are under the supervision of relevant data protection authorities in both the EEA and the U.K., we may be fined under both the EU GDPR and U.K. GDPR for the same breach. Penalties for certain breaches are up to the greater of EUR 20 million/ GBP 17.5 million or 4% of our global annual turnover. In addition to fines, a

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breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices for a compulsory audit and/or civil claims (including class actions).

Other than the above, continuing regulatory developments in the national laws and regulations of individual E.U. member states and the U.K. in relation to the processing of personal data, has increased and may continue to increase the Group’s compliance obligations and has necessitated and may continue to necessitate the review and implementation of updated policies and processes relating to the Group’s collection and use of personal data. Any further and/or ongoing increase in compliance obligations could also lead to increased compliance costs, which may have an adverse impact on the Group’s business, prospects, financial condition or results of operations.

If any person, including any of the Group’s employees or those with whom the Group shares personal data, negligently disregards or intentionally breaches the Group’s established controls with respect to personal data that the Group holds, the Group could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions. For example, under the GDPR, sanctions for non-compliance could result in a financial penalty of up to the higher of (i) €20.0 million in the E.U. or £17.5 million in the U.K.; or (ii) 4% of the Group’s annual worldwide turnover for certain infractions. In addition, a data breach could result in negative publicity, which could damage the Group’s reputation and have an adverse effect on the Group’s business, prospects, financial condition or results of operations.

The Group is required to comply with the applicable economic and trade sanctions laws and regulations. The Group’s failure to comply with these laws and regulations would have an adverse effect on our business, financial condition and results of operations.

The Group is required to comply with all applicable economic and trade sanctions laws and regulations. Various governmental authorities with jurisdiction over the Group’s activities maintain economic and trade sanctions laws and regulations, which restrict the Group’s ability to conduct transactions and dealings with certain countries, territories, persons and entities. While the Group maintains policies and procedures designed to maintain compliance with economic and trade sanctions, the Group cannot guarantee that the policies and procedures will be effective in preventing violations or allegations of violations. Violations, or allegations of violations, could result in civil and criminal penalties, including fines for the Group or incarceration for responsible employees and managers, as well as negative publicity or reputational harm.

Risks Relating to Taxation—U.S. Tax Risks

For purposes of this discussion, the term “U.S. Person” means: (i) an individual citizen or resident of the U.S., (ii) a partnership or corporation, created in or organized under the laws of the U.S., or organized under the laws of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (x) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust, or (y) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. Person for U.S. federal income tax purposes or (z) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

U.S. Tax Reform

The Tax Cuts and Jobs Act (the “2017 Act”) was passed by the U.S. Congress and signed into law on December 22, 2017, with certain provisions intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the U.S., but have certain U.S. connections, and U.S. Persons (as defined below) investing in such companies. Among other things, the 2017 Act revised the rules applicable to passive foreign investment companies (“PFICs”) and controlled foreign corporations

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(“CFCs”) in ways that could affect the timing or amount of U.S. federal income taxes imposed on certain investors that are U.S. Persons. Further, it is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on the Group, the Group’s operations or U.S. Persons who hold Common Shares (“U.S. Holders”). Additionally, tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business or whether a company is a CFC or a PFIC or has related person insurance income (“RPII”) are subject to change, possibly on a retroactive basis. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. FIHL cannot be certain if, when, or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

FIHL and/or its non-U.S. subsidiaries may be subject to U.S. federal income taxation.

A non-U.S. corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. federal income tax as described below, unless entitled to the benefits of an applicable tax treaty. Whether a trade or business is being conducted in the U.S. is an inherently factual determination. As the Internal Revenue Code of 1986, as amended (the “Code”), regulations and court decisions fail to identify definitively activities that constitute being engaged in a trade or business in the U.S., the Group cannot be certain that the Internal Revenue Service (“IRS”) will not contend successfully that FIHL and/or its non-U.S. subsidiaries are or will be engaged in a trade or business in the U.S. A non-U.S. corporation deemed to be so engaged would be subject to U.S. income tax at regular corporate rates on the portion of its income that is treated as effectively connected with the conduct of that U.S. trade or business (“ECI”), as well as the branch profits tax on its dividend equivalent amount (generally, the ECI (with certain adjustments) deemed withdrawn from the U.S.), unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty. Any such U.S. federal income taxation could result in substantial tax liabilities and could have a material adverse effect on the results of operation of FIHL and its non-U.S. subsidiaries.

Non-U.S. corporations not engaged in a trade or business in the U.S. are nonetheless subject to U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the U.S. (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties.

The U.S. also imposes an excise tax on insurance and reinsurance premiums (“FET”) paid to non-U.S. insurers or reinsurers that are not eligible for the benefits of a U.S. income tax treaty that provides for an exemption from the FET with respect to risks (i) of a U.S. entity or individual located wholly or partially within the U.S. and (ii) of a non-U.S. entity or individual engaged in a trade or business in the U.S., located within the U.S. The rates of tax are 4% for property casualty insurance premiums and 1% for reinsurance premiums.

U.S. Holders will be subject to adverse tax consequences if FIHL is considered a PFIC for U.S. federal income tax purposes.

In general, a non-U.S. corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes “passive income” (the “75% test”) or (ii) 50% or more of its assets produce (or are held for the production of) passive income (the “50% test”). If FIHL were characterized as a PFIC during a given year, each U.S. Holders would be subject to a penalty tax at the time of the sale at a gain of, or receipt of, an “excess distribution” with respect to, their shares, unless such person is a 10% U.S. Shareholder (as defined below) subject to tax under the CFC rules or such person made a “qualified electing fund” election or, if the Common Shares are treated as “marketable stock” in such year, such person made a mark-to-market election. In addition, if FIHL were considered a PFIC, upon the death of any U.S. individual owning shares such individual’s heirs or estate would not be entitled to a “step-up” in the basis of the shares that might otherwise be available under U.S. federal income tax laws. In addition, a distribution paid by FIHL to U.S. Shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as

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qualified dividend income if FIHL were considered a PFIC in the taxable year in which such dividend is paid or in the preceding taxable year. A U.S. Person that is a shareholder in a PFIC may also be subject to additional information reporting requirements, including the filing of an IRS Form 8621.

For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income derived in the active conduct of an insurance business by a qualifying insurance corporation is not treated as passive income (the “insurance income exception”). The PFIC provisions also contain a look-through rule under which a foreign corporation will be treated, for purposes of determining whether it is a PFIC, as if it “received directly its proportionate share of the income…” and as if it “held its proportionate share of the assets…” of any other corporation in which it owns at least 25% of the value of the stock (the “look-through rule”). Under the look-through rule, FIHL should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its non-U.S. insurance subsidiaries for purposes of the 75% test and the 50% test. However, the 2017 Act limits the insurance income exception to a non-U.S. insurance company that is a qualifying insurance corporation that would be taxable as an insurance company if it were a U.S. corporation and maintains insurance liabilities of more than 25% of such company’s assets for a taxable year (the “25% Test”) (or maintains insurance liabilities that at least equal or exceed 10% of its assets, is predominantly engaged in an insurance business and satisfies a facts-and-circumstances test that requires a showing that the failure to exceed the 25% threshold is due to runoff-related or rating-related circumstances (the “10% Test,” together with the 25% Test, the “Reserve Test”)). The Group believes that its non-U.S. insurance subsidiaries have met this Reserve Test and will continue to do so in the foreseeable future, although no assurance may be given that its non-U.S. insurance subsidiaries will satisfy the Reserve Test in future years.

Further, the Treasury Department recently issued final and proposed regulations intended to clarify the application of the insurance income exception to the classification of a non-U.S. insurer as a PFIC and provide guidance on a range of issues relating to PFICs, including the application of the look-through rule, the treatment of income and assets of certain U.S. insurance subsidiaries for purposes of the look-through rule and the extension of the look-through rule to 25%-or-more-owned partnerships (the “2020 Regulations”). The 2020 Regulations define insurance liabilities for purposes of the Reserve Test, and tighten the Reserve Test as well as place a statutory cap on insurance liabilities, and provide guidance on the runoff-related and rating-related circumstances for purposes of the 10% Test. The 2020 Regulations, which set forth in proposed form certain requirements that must be met to satisfy the “active conduct of an insurance business” test, also propose that a non-U.S. insurer with no or a nominal number of employees that relies exclusively or almost exclusively upon independent contractors (other than related entities) to perform its core functions will not be treated as engaged in the active conduct of an insurance business. Further, for purposes of applying the 10% Test, the 2020 Regulations: (i) generally limit the rating-related circumstances exception to a non-U.S. corporation: (a) if more than half of such corporation’s net premium written for the applicable period are derived from insuring catastrophic risk, or (b) providing certain other insurance coverage that the Group is not expected to engage in, and (ii) reduce a corporation’s insurance liabilities by the amount of any reinsurance recoverable relating to such liability. The Group believes that, based on the implementation of its business plan and the application of the look-through rule and the exceptions set out under Section 1297 of the Code, none of the income and assets of its insurance subsidiaries should be treated as passive pursuant to the 10% Test to FIHL’s non-U.S. insurance subsidiaries, and thus it should not be characterized as a PFIC under current law to the extent a shareholder makes an election to apply the 10% Test, but because of the legal uncertainties as well as factual uncertainties with respect to the Group’s planned operations, there is a risk that FIHL will be characterized as a PFIC for U.S. federal income tax purposes. In addition, because of the legal uncertainties relating to how the 2020 Regulations will be interpreted and the form in which the proposed 2020 Regulations may be finalized, no assurance can be given that FIHL will not qualify as a PFIC under final IRS guidance or any legislative proposal that may be subsequently introduced and enacted. If FIHL is considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. Prospective investors should consult their tax advisors as to the effects of the PFIC rules.

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As noted above, the 10% Test will only apply if a U.S. Holder makes a valid election. A U.S. Holder seeking to elect the application of the 10% Test to FIHL’s non-U.S. insurance subsidiaries may do so if the Group provides the holder with, or otherwise makes publicly available, a statement or other disclosure that FIHL’s non-U.S. insurance subsidiaries meet the requirements of the 10% Test (and contains certain other relevant information). The Group intends to either provide each U.S. investor with such a statement or otherwise make such a statement publicly available. A U.S. Holder may generally make an election to apply the 10% Test by completing a Form 8621 and attaching it to its original or amended U.S. federal income tax return for the taxable year to which the election relates. Investors owning a de minimis amount of FIHL stock may be deemed to have made the election automatically. U.S. Holders are urged to consult their tax advisors regarding electing to apply the 10% Test to FIHL’s non-U.S. insurance subsidiaries.

U.S. Holders are also urged to consult with their tax advisors and to consider making a “protective” QEF election with respect to the Common Shares to preserve the possibility of making a retroactive QEF election. A U.S. Person that makes a QEF election with respect to a PFIC is currently taxable on its pro rata share of the ordinary earnings and net capital gain of such company during the years it is a PFIC (at ordinary income and capital gain rates, respectively), regardless of whether or not distributions were received. In addition, any of the PFIC’s losses for a taxable year will not be available to U.S. Persons and may not be carried back or forward in computing the PFIC’s ordinary earnings and net capital gain in other taxable years. U.S. Holders are also urged to consult with their tax advisors regarding the availability and consequences of making a mark-to-market election, although there can be no assurance that such election will be available. In general, if a U.S. Holder were to make a timely and effective mark-to-market election, such holder would include as ordinary income each year the excess, if any, of the fair market value of the holder’s Common Shares at the end of the taxable year over its adjusted basis in the Common Shares. Any gain recognized by such holder on the sale or other disposition of the Common Shares would be ordinary income, and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss.

U.S. Holders of 10% or more of FIHL’S Common Shares may be subject to U.S. income taxation under the CFC rules.

Each 10% U.S. Shareholder of a non-U.S. corporation that is a CFC during a taxable year and that owns shares in the CFC, directly or indirectly through non-U.S. entities, on the last day of the non-U.S. corporation’s taxable year that the non-U.S. corporation is a CFC, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of Section 958(b) of the Code (i.e., “constructively”)) more than 50% of the total combined voting power of all classes of stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation. For purposes of taking into account insurance income, which is a category of subpart F income, a CFC also includes a non-U.S. corporation that earns insurance income in which more than 25% of the total combined voting power of all classes of stock or more than 25% of the total value of all stock is owned by 10% U.S. Shareholders on any day of the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. A “10% U.S. Shareholder” is a U.S. Person who owns (directly, indirectly through non-U.S. entities or constructively) at least 10% of the total combined voting power or value of all classes of stock of the non-U.S. corporation.

FIHL believes that because of the anticipated dispersion of ownership of FIHL’S Common Shares no U.S. Shareholder of FIHL should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power or value of FIHL. However, because FIHL’s Common Shares may not be as widely dispersed as the Group believes due to, for example, the application of certain ownership attribution

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rules, no assurance may be given that a U.S. Person who owns directly, indirectly or constructively, FIHL’s Common Shares will not be characterized as a 10% U.S. Shareholder, in which case such U.S. Person may be subject to taxation under the CFC rules.

U.S. Persons who own or are treated as owning Common Shares may be subject to U.S. income taxation at ordinary income rates on their proportionate share of the Group’s RPII.

If (i) a non-U.S. subsidiary of FIHL is 25% or more owned (by vote or value) directly, indirectly through non-U.S. entities or constructively by U.S. Persons that hold shares of FIHL directly or indirectly through foreign entities, (ii) the RPII (determined on a gross basis) of the non-U.S. subsidiary were to equal or exceed 20% of the non-U.S. subsidiary’s gross insurance income in any taxable year and (iii) direct or indirect insureds (and persons related to those insureds) own directly or indirectly through entities 20% or more of the voting power or value of the non-U.S. subsidiary, then a U.S. Person who owns any shares (directly or indirectly through non-U.S. entities) on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes such person’s pro rata share of the non-U.S. subsidiaries’ RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to U.S. Persons at that date regardless of whether such income is distributed, in which case the U.S. Person’s investment could be materially adversely affected. In addition, as discussed below, any RPII that is includable in the income of a U.S. tax-exempt organization generally will be treated as unrelated business taxable income. The amount of RPII earned by the non-U.S. subsidiary (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. holder of shares or any person related to such holder) will depend on a number of factors, including the identity of persons directly or indirectly insured or reinsured by the non-U.S. subsidiary. FIHL believes that the direct or indirect insureds of its non-U.S. subsidiaries (and related persons) should not directly or indirectly own 20% or more of either the voting power or value of the shares of FIHL immediately after the consummation of this offering and FIHL does not expect this to be the case in the foreseeable future. Additionally, FIHL does not expect the gross RPII of any non-U.S. subsidiary to equal or exceed 20% of its gross insurance income in any taxable year for the foreseeable future (the “20% Gross Income Exception”), but cannot be certain that this will be the case because some of the factors which determine the extent of RPII may be beyond the Group’s control. Further, recently proposed regulations could, if finalized in their current form, substantially expand the definition of RPII to include insurance income of FIHL’s non-U.S. subsidiaries related to affiliate reinsurance transactions. If these proposed regulations are finalized in their current form, it could limit the Group’s ability to execute affiliate reinsurance transactions that would otherwise be undertaken for non-tax business reasons in the future and could increase the risk that gross RPII could constitute 20% or more of the gross insurance income of one or more of FIHL’s non-U.S. subsidiaries in a particular taxable year, which could result in such RPII being taxable to U.S. Persons that own or are treated as owning Common Shares. Prospective investors are urged to consult their tax advisors with respect to these rules.

U.S. tax-exempt organizations that own Common Shares may recognize unrelated business taxable income.

Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includable in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code.

U.S. Holders who dispose of shares may be subject to U.S. federal income taxation at the rates applicable to dividends on a portion of such disposition.

Subject to the discussion above relating to the potential application of and PFIC rules, Code 1248 may apply to a disposition of Common Shares. Code Section 1248 provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the

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shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). The FIHL believes that because of the anticipated dispersion of ownership of FIHL’s Common Shares and provisions in its organizational documents that are intended to limit voting power in certain circumstances, no U.S. Holder of FIHL should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power or value of FIHL; to the extent this is the case, the application of Code Section 1248 under the regular CFC rules should not apply to dispositions of the Common Shares. However, because the Common Shares may not be as widely dispersed as FIHL believes due to, for example, the application of certain ownership attribution rules, and the provisions in FIHL’s organizational documents described above have not been tested, no assurance may be given that a U.S. Holder will not be characterized as a 10% U.S. Shareholder, in which case such U.S. Holder may be subject to taxation under the CFC rules.

Additionally, Code Section 1248, in conjunction with the RPII rules, also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder is a 10% U.S. Shareholder or the 20% Gross Income Exception applies or whether the ownership of the non-U.S. corporation’s shares by direct or indirect insureds and related persons is less than the 20% threshold. Existing proposed regulations do not address whether Code Section 1248 would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. FIHL believes, however, that this application of Code Section 1248 under the RPII rules should not apply to dispositions of Common Shares because FIHL will not be directly engaged in the insurance business. FIHL cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of Common Shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of Common Shares.

Dividends from FIHL may not satisfy the requirements for “qualified dividend income,” and therefore may not be eligible for the reduced rates of U.S. federal income tax applicable to such income.

Non-corporate U.S. Holders, including individuals, generally will be subject to U.S. federal income taxation at a current maximum rate of 37% upon their receipt of dividend income from FIHL unless such dividends constitute “qualified dividend income” (as defined in the Code) (“QDI”). QDI received by non-corporate U.S. Holders meeting certain holding requirements from domestic corporations or “qualified foreign corporations” is subject to tax at long-term capital gains rates (up to a maximum of 20%, in addition to the Medicare contribution tax. For more detail on the Medicare contribution tax, see “Certain Tax Considerations”). Dividends paid by FIHL may constitute QDI if (i) FIHL is able to claim benefits under the income tax treaty between the U.S. and the U.K. (the “U.K. Tax Treaty”) or the Common Shares are readily tradable on an established securities market in the U.S., and (ii) FIHL is not treated as a PFIC for the taxable year such dividends are paid and the preceding taxable year. Any dividends paid on the Common Shares are expected to constitute QDI, provided that the Common Shares are readily tradable on an established securities market in the U.S. in the year in which the shareholder receives the dividend and FIHL is not considered to be a PFIC in either the year of the distribution or the preceding taxable year. Such dividends will not be eligible for the dividends received deduction.

Special rules apply to “extraordinary” dividends, dividends on stock held for less than 60 days, and dividends received from certain corporations or which are taxed under other U.S. Internal Revenue Code provisions. No regulations have been issued by the U.S. Treasury Department as of the date of this registration statement. Prospective investors are advised to consult their own tax advisors with respect to the application of these rules.

In any event, the rate reduction will not apply to dividends received to the extent a holder elects to treat the dividends as “investment income” which may be offset by investment expense. Furthermore, the rate reduction

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will apply only to dividends that are paid to a holder with respect to stock meeting certain holding period requirements and where the holder is not obligated to make related payments with respect to positions in substantially similar or related property.

Withholding on U.S.-source interest, dividends and certain other types of income applies currently, and proposed U.S. Treasury regulations provide that this withholding will not apply to gross proceeds and information may be required to ensure compliance with the U.S. Foreign Account Tax Compliance Act (“FATCA”) and similar regimes.

Under FATCA, the U.S. imposes a withholding tax of 30% on U.S.-source interest, dividends and certain other types of income which are received by a foreign financial institution (“FFI”), unless such FFI enters into an agreement with the IRS to obtain certain information as to the identity of the direct and indirect owners of accounts in such institution.

Alternatively, a 30% withholding tax may be imposed on the above payments to certain passive non-financial foreign entities (“NFFE”) which do not (i) certify to each respective withholding agent that they have no “substantial U.S. owners” (i.e., a U.S. 10% direct or indirect shareholder), or (ii) provide such withholding agent with the certain information as to the identity of such substantial U.S. owners.

FIHL believes and intends to take the position that it will be an NFFE, and not an FFI, although no assurance can be given that the IRS would not assert, or that a court would not uphold, a different characterization of FIHL.

The U.K. has signed an IGA with the U.S. (the “U.K. IGA”), and Bermuda has signed a Model 2 IGA with the U.S. (the “Bermuda IGA”) directing Bermuda FFIs to enter into agreements with the IRS to comply with FATCA. FIHL and FUL intend to comply with the U.K. IGA and Bermuda IGA and/or FATCA, as applicable, and FIBL intends to comply with the Bermuda IGA and/or FATCA, as applicable. Each of FIHL, FUL and FIBL will report all necessary information regarding substantial U.S. owners to the relevant authority. Any substantial U.S. owner will be required to use commercially reasonable best efforts to provide such identifying information, subject to reasonable confidentiality provisions that do not prohibit the disclosure of information reasonably required by FIHL, as is required to enable the company to comply. Shareholders who fail to provide such information could be subject to: (i) a forced sale of their Common Shares; or (ii) a redemption of their Common Shares. Should FIHL determine that it is an FFI, FIHL will report all necessary information regarding all U.S. holders of the Common Shares.

Risks Relating to Taxation—U.K. Tax Risks

Any change in FIHL’s tax status or any change in U.K. tax laws could materially affect the Group’s business, prospects, financial condition or results of operations or ability to provide returns to shareholders.

FIHL is not incorporated in the U.K. but has been resident in the U.K. for U.K. tax purposes since August 2015. FIHL and the U.K.-incorporated companies within the Group are subject to U.K. tax in respect of their worldwide income and gains (subject to any applicable exemptions), which represent a material portion of the Group’s income and operations. Any change in FIHL’s tax status or any change in U.K. tax laws could materially affect the Group’s business, prospects, financial condition or results of operations or ability to provide returns to shareholders.

FIBL may be subject to U.K. tax, in which case its results of operations could be materially adversely affected.

FIBL is not incorporated in the U.K. and, accordingly, should not be treated as being resident in the U.K. for corporation tax purposes unless its central management and control is exercised in the U.K. The concept of

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central management and control is indicative of the highest level of control of a company, which is wholly a question of fact. The directors of FIBL intend to manage its affairs so that it is not resident in the U.K. for U.K. tax purposes.

A company that is not resident in the U.K. for corporation tax purposes can nevertheless be subject to U.K. corporation tax if it carries on a trade through a permanent establishment in the U.K., but, in that situation, the charge to U.K. corporation tax is limited to profits (both revenue profits and capital gains) attributable directly or indirectly to such permanent establishment.

The directors of FIBL intend to operate it in such a manner that it does not carry on a trade through a permanent establishment in the U.K. Nevertheless, because neither case law nor U.K. statute completely defines the activities that constitute trading in the U.K. through a permanent establishment, Her Majesty’s Revenue and Customs (“HMRC”) might contend successfully that FIBL is trading in the U.K. through a permanent establishment in the U.K.

The U.K. has no comprehensive income tax treaty with Bermuda. There are circumstances in which companies that are neither resident in the U.K. nor entitled to the protection afforded by a double tax treaty between the U.K. and the jurisdiction in which they are resident may be exposed to income tax in the U.K. (other than by deduction or withholding) on the profits of a trade carried on there even if that trade is not carried on through a permanent establishment. However, the directors of FIBL intend to operate it in such a manner that it will not fall within the charge to income tax in the U.K. (other than by deduction or withholding).

If FIBL were treated as being resident in the U.K. for U.K. corporation tax purposes, or as carrying on a trade in the U.K., the results of the Group’s operations could be materially adversely affected.

Diverted profits tax (“DPT”) may apply in a situation where (i) an entity carries on activity in the U.K. in connection with the business of a non-U.K. resident company in circumstances where that entity does not constitute a U.K. permanent establishment of the non-U.K. company, (ii) it is reasonable to assume that an entity’s activities are designed to ensure that the non-U.K. resident company does not carry on a trade in the U.K. and (iii) one of the main purposes of the arrangements is the avoidance of U.K. corporation tax. DPT is charged at a higher rate than U.K. corporation tax and will remain at a higher rate following the increase in line with the U.K. corporation tax rate on April 1, 2023. If it applies, the results of the Group’s operations could be materially adversely affected.

Provided there are no material changes in circumstances which impact a DPT charge during 2020, the Group will not notify HMRC of a potential liability to DPT for the current year.

Risks Relating to Taxation—Irish Tax Risks

FIID may be treated as being resident for tax purposes in a jurisdiction other than Ireland, which could negatively impact the Group’s results of operations.

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Under Irish tax law, a company which is incorporated in Ireland is automatically resident for tax purposes in Ireland. The one exception is that an Irish-incorporated company will not be resident for tax purposes in Ireland if it is treated as resident for tax purposes in another jurisdiction under the terms of a double tax treaty which has the force of law.

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FIID is incorporated in Ireland. As a result, FIID is automatically resident for tax purposes in Ireland, unless it is treated as resident elsewhere under the terms of a double tax treaty. The directors of FIID carry on (and intend to continue to carry on) FIID’s business in a manner which ensures that it is resident for tax purposes solely in Ireland. For example, a majority of FIID’s directors are resident in Ireland and FIID’s board meetings are convened in Ireland, with a majority of such directors in physical attendance. Nevertheless, there can be no guarantee that another jurisdiction will not assert that FIID is tax-resident in their

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jurisdiction. If FIID were treated as being resident for tax purposes in another jurisdiction, its profits may be subject to comprehensive taxation in that other jurisdiction and the results of the Group’s operations could be materially adversely affected.

•

FIID’s directors also carry on (and intend to continue to carry on) FIID’s business in a manner which ensures that it does not have a permanent establishment in any jurisdiction and its profits are only subject to tax in Ireland as a result. It is possible that non-Irish agents or brokers distributing insurance underwritten by FIID could create permanent establishments outside of Ireland if they were not considered agents who are independent of FIID from a legal and economic perspective. The treatment of any agents as dependent agents may result in the creation of permanent establishments outside of Ireland to which FIID must allocate profits for tax purposes, resulting in such profits being subject to comprehensive taxation in that other jurisdiction and the results of the Group’s operations being materially adversely affected.

Any adverse adjustment to Irish tax law or the Irish Revenue Commissioners’ interpretation of the scope of an Irish value-added tax (“VAT”) group may give rise to additional irrecoverable Irish VAT cost, which could negatively impact the Group’s results of operations.

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The VAT exemption applicable to insurance and reinsurance transactions, including related services performed by insurance brokers and insurance agents has been the subject of a number of decisions of the CJEU which may be interpreted as having clarified a narrower scope of such exemption so as to apply to the supply of core insurance services and to brokerage services whereby prospective insurance clients are introduced to the insurer. In addition, the application of VAT exemption to insurance and reinsurance transactions is currently the subject of a review by the European Commission which may result in material amendments to the application of VAT to such services. Therefore, to the extent that FIID relies on such exemptions, in particular for the receipt or supply of such related or ancillary services, there is a risk that the application and scope of such exemptions may be amended and this could potentially give rise to material additional irrecoverable VAT costs in the structure. However, in circumstances where any entity in the structure is deemed to be carrying out activities which are subject to VAT (rather than exempt from VAT), such entity should be entitled to deduct any attributable input VAT.

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In addition, at present FIID may rely upon the existence of an Irish VAT group to result in no Irish VAT arising on supplies received by FIID from establishments outside Ireland of other Irish VAT group members. The Irish Revenue Commissioners have confirmed their interpretation that when an entity joins an Irish VAT group, the entire entity is deemed to be part of the Irish VAT group, which includes overseas establishments. It should be noted that a recent decision of the CJEU suggests that overseas establishments cannot form part of a VAT group and that VAT groups are perhaps limited in effect to supplies between establishments of VAT group members within the EU Member State of such VAT group. Were Irish law to be amended and/or the Irish Revenue Commissioners to change their interpretation of the scope of an Irish VAT group, services provided by overseas establishments of any members of FIID’s Irish VAT group to other parties in the VAT group may give rise to additional irrecoverable Irish VAT costs in the structure where no VAT exemption applies to such services.

Any adverse adjustment under the proposed Council Directive to prevent the misuse of shell entities for tax purposes could adversely impact the Group’s tax liability.

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On December 22, 2021, the European Commission published a proposal for a Council Directive to prevent the misuse of shell entities for tax purposes (“ATAD III”). The new ATAD III proposals are aimed at legal entities which have limited substance and economic activity in their jurisdictions of residence. Where the rules apply, the proposal is that such entities should be denied the benefit of double taxation agreements entered into between E.U. member states as well as certain E.U. tax directives, including the Parent Subsidiary Directive and Interest and Royalty Directive.

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As currently drafted, the proposal contains exemptions for certain entities, including regulated insurance undertakings. There is no certainty that the proposal will be introduced in its current form. The proposal requires the unanimous approval of the E.U. Council before it is adopted. Until the proposal receives approval and a final directive is published, it is not possible to provide definitive guidance on the impact of the proposal on FIID’s Irish tax position (if any).

Risks Relating to Taxation—U.K. and Irish Tax Risks

Any adverse adjustment under the U.K. or Irish transfer pricing regimes, the anti-avoidance regime governing the transfer of corporate profits or the legislation governing the taxation of U.K. tax resident holding companies on the profits of their foreign subsidiaries could adversely impact the Group’s tax liability.

All intra-group services provided to or by FIHL or any of the U.K.-incorporated companies, including in particular the reinsurance arrangements between FIBL and FUL, FUL being a wholly owned subsidiary of the FIHL incorporated in England and Wales, are subject to the U.K. transfer pricing regime. In addition, the reinsurance arrangements between FIBL and FIID are subject to the Irish transfer pricing regime.

Consequently, if the reinsurance pursuant to these agreements (or any other intra-group services) is found not to be on arm’s-length terms and, as a result, a U.K. or Irish tax advantage is being obtained, an adjustment will be required to compute U.K. taxable profits for FUL, or to compute Irish taxable profits for FIID, as if the reinsurance or provision of marketing services were on arm’s-length terms.

Under section 1305A Corporation Tax Act 2009, where any payment between group companies is, in substance, a payment of all or a significant part of the profits of the business of the payer company, and the main purpose or one of the main purposes is to secure a tax advantage for any person, the payer’s profits are calculated for U.K. corporation tax purposes as if the profit transfer had not occurred. According to the Technical Note published by HMRC on March 19, 2014, where a company has entered into reinsurance arrangements within a group (for example quota share reinsurance) as part of ordinary commercial arrangements, this would not normally fall within the scope of this measure. This includes cases where the profitability of the ceding company is a factor taken into account in arriving at the premium to be paid.

DPT may apply in circumstances where (i) there is a transaction or series of transactions between a U.K. company and another related company, (ii) as a result of the transaction(s) there is a material reduction in the U.K. corporation tax liability of the U.K. company and (iii) it was reasonable to assume at the time of the transaction(s) that the financial benefits of the tax reduction would not be outweighed by the non-tax benefits.

Any transfer pricing adjustment, or the denial (in whole or in part) on any other basis, of a U.K. tax deduction for premiums paid pursuant to a reinsurance contract between companies in the Group, or the application of the DPT to the same, could adversely impact the Group’s U.K. corporation tax liability.

Under the U.K. CFC regime, the income profits of non-U.K. resident companies may in certain circumstances be attributed to controlling U.K.-resident shareholders for U.K. corporation tax purposes. The directors of each of the FIHL’S non-U.K. incorporated subsidiaries intend to operate those subsidiaries in such a manner that its profits are not taxed on FIHL under the CFC regime. Any change in the way in which each of the non-U.K. subsidiaries FIBL operates or any change in the CFC regime, resulting in an attribution of any of their income profits to FIHL for U.K. corporation tax purposes, could materially adversely affect the Group’s financial condition.

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The financial results of the Group’s operations may be affected by measures taken in response to the OECD/G20 Two-Pillar Solution to address the tax challenges arising from the digitalization of the economy.

On October 5, 2015, the OECD released the final reports under its action plan on Base Erosion and Profit Shifting (“BEPS,” the action plan being the “BEPS Action Plan”). The actions contained in the BEPS Action Plan include a number of areas that could impact the Group, such as updated transfer pricing guidance and a broadened definition of “permanent establishment,” (both of which, to a certain extent, have been anticipated in the U.K. by the introduction of DPT), and new restrictions on interest deductions.

On October 8, 2021 the OECD/G20 Inclusive Framework on BEPS (the “IF”) issued a statement on the agreement of a two-pillar solution to address the tax challenges arising from the digitalization of the economy. This statement included the agreed components of the two pillars. Pillar One addresses the broader challenge of a digitalized economy and focuses on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than historical “permanent establishment” concepts. Pillar One includes explicit exclusions for Regulated Financial Services (as defined therein), so is not expected to have a material impact on insurance and reinsurance groups. Pillar Two addresses the remaining BEPS risk of profit shifting to entities in low-tax jurisdictions by introducing a global minimum tax on large groups (groups with consolidated revenues in excess of €750 million), which would require large groups to calculate the effective tax rate of each group company operating in a relevant jurisdiction and, where a group company has an effective tax rate below 15%, pay an additional top-up tax. In December 2021, the OECD issued Pillar Two model rules for domestic implementation of the global minimum tax and shortly thereafter the European Commission proposed a Directive to implement the Pillar Two rules into EU law, which, if unanimously agreed by EU member states, will require EU member states to transpose the rules into their national laws by December 31, 2022 with certain measures initially coming into effect from January 1, 2023 in Ireland. The proposals, in particular in relation to Pillar Two, are broad in scope and FIHL is unable to determine at this time whether they would have a material adverse impact on its operations and results or those of any of its subsidiaries.

Any further changes in U.K. or Irish tax law in response to the OECD’s initiatives described above could adversely affect the Group’s liability to tax.

Risks Relating to Taxation—Bermuda Tax Risks

FIHL and FIBL may become subject to taxes in Bermuda, which could negatively impact the Group’s results of operations.

FIHL and FIBL may become subject to taxes on capital gains and/or income in Bermuda after March 31, 2035, which may have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. The Bermuda Minister of Finance (the “Minister”), under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, has given FIHL and FIBL an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to FIHL and/or FIBL and/or any of their respective operations, shares, debentures or other obligations until March 31, 2035 except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable to FIHL or FIBL in respect of real property owned or leased by FIHL or FIBL in Bermuda. It cannot be certain that FIHL and FIBL will not be subject to any Bermuda tax after March 31, 2035.

The OECD’s review of harmful tax competition could adversely affect the Group’s tax status in Bermuda and elsewhere.

The OECD has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes around the world. Following a review in November 2021 by the OECD of Bermuda’s economic substance compliance, Bermuda was placed on the OECD’s “grey list.” Bermuda has

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already addressed the recommendations in practice and formalized these practices by April 2022. It is anticipated that Bermuda will be removed from the OECD’s grey list at the next formal review in October 2022. However, the Group is not able to predict whether any changes will be made to this classification or whether any such changes will be subject to additional taxes.

The introduction of economic substance requirements in Bermuda required by the E.U. could adversely affect the Group.

During 2017, the E.U. Economic and Financial Affairs Council (the “ECOFIN”) released a list of non-cooperative jurisdictions for tax purposes. The stated aim of this list, and accompanying report, was to promote good governance worldwide in order to maximize efforts to prevent tax fraud and tax evasion. In an effort to remain off this list, Bermuda committed to address concerns relating to economic substance by December 31, 2018. In accordance with that commitment, Bermuda has enacted the Economic Substance Act 2018 (the “ES Act”). Pursuant to the ES Act, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act may require in scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. Any entity that must satisfy economic substance requirements but fails to do so could face automatic disclosure to competent authorities in the E.U. of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and/or may be struck off as a registered entity in Bermuda.

On July 19, 2019, the OECD’s Forum on Harmful Tax Practices formally reported its approval of Bermuda’s economic substance legislative framework. As the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to predict the nature and effect of these requirements on the Group’s business. The new economic substance requirements may impact the manner in which the Group operates, which could adversely affect the Group’s business, prospects, financial condition or results of operations.

Risks Relating to the Common Shares and this Offering

FIHL’s ability to pay dividends may be constrained by the Group’s structure, limitations on the payment of dividends which Bermuda law and regulations impose on the Group and the terms of our indebtedness.

FIHL is a holding company and, as such, has no substantial operations of its own. FIHL does not expect to have any significant operations or assets other than ownership of the shares of operating subsidiaries. Dividends and other permitted distributions and loans from operating subsidiaries are expected to be the sole source of funds to meet ongoing cash requirements, including payment of dividends to shareholders holding Series A Preferred Securities, debt service payments and other expenses and to pay dividends, if any, to holders of the Common Shares. The Group’s operating subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends and make loans to other Group companies. FIHL’s ability to pay dividends on Common Shares is also dependent on the availability of distributable reserves. The inability of operating subsidiaries to pay dividends in an amount sufficient to enable FIHL to meet its cash requirements at the holding company level could have a material adverse effect on the Common Shares. In addition, FIHL’s ability to pay dividends is subject to the restrictive covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness we incur.

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FIBL may be prohibited from declaring or paying dividends if it is in breach of its enhanced capital requirement, solvency margin or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. Where an insurer fails to meet its solvency margin or minimum liquidity ratio on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA in its absolute discretion. Further, FIBL may be prohibited from declaring or paying in any financial year any dividend of more than 25% of its total statutory capital and surplus, unless it files with the BMA an affidavit stating that it will continue to meet its solvency margin or minimum liquidity ratio. FIBL will be required to obtain the BMA’s prior approval for a reduction by 15% or more of the total statutory capital as set forth in its previous year’s financial statements.

In addition, the Bermuda Companies Act 1981 (the “Companies Act”) limits the FIHL’s ability to pay dividends to shareholders. Under Bermuda law, when a company issues shares, the aggregate paid in par value of the issued shares comprises the company’s share capital account. When shares are issued at a premium the amount paid in excess of the par value must be allocated to and maintained in a capital account called the “share premium account.” The Companies Act requires shareholder approval prior to any reduction of the FIHL’s share capital or share premium account.

Under Bermuda law, FIHL may not declare or pay dividends, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) it is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than its liabilities.

The PRA regulatory requirements impose no explicit restrictions on the Group’s U.K. subsidiaries’ ability to pay a dividend, but the Group would have to notify the PRA 28 days prior to any proposed dividend payment. Additionally, under the U.K. Companies Act 2006, dividends may only be distributed from profits available for distribution.

With respect to FIID, the Group would have to notify the CBI prior to any proposed dividend payment and FIID would only be permitted to proceed with the dividend if no communication is received from the CBI within 30 days of the notification. Additionally, under Irish company law, dividends may only be distributed from profits available for distribution, which consist of accumulated realized profits less accumulated realized losses.

Any difficulty or FIHL’s inability to receive dividends from its operating subsidiaries would have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

No market currently exists for our Common Shares, and an active, liquid trading market for our Common Shares may not develop, which may cause our Common Shares to trade at a discount from the initial offering price and make it difficult to sell the Common Shares.

Prior to this offering, there has not been a public trading market for our Common Shares. The Group cannot predict the extent to which investor interest in FIHL will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, investors may have difficulty selling their Common Shares at an attractive price or at all. The initial public offering price per Common Share will be determined by negotiations between the Group and the underwriters, and may not be indicative of the price at which Common Shares will trade in the public market following the consummation of this offering. The market price of our Common Shares may decline below the initial offering price and investors may not be able to sell their Common Shares at or above the price they paid in this offering, or at all.

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The price per Common Share may change significantly following this offering, and investors may not be able to resell their Common Shares at or above the price they paid or at all, and investors could lose all or part of their investment as a result.

The Group and the underwriters will negotiate to determine the initial public offering price. Investors may not be able to resell their Common Shares at or above the initial public offering price due to a number of factors such as those listed in this “Risk Factors” section and the following:

•	occurrence of a large catastrophic loss;

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of the Group’s competitors compared to market expectations;

•	changes in expectations as to the Group’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in market valuations of, or earnings and other announcements by, companies in the (re)insurance industry;

•	declines in the market prices of stocks generally, particularly those in the (re)insurance industry;

•	announcements by the Group or its competitors of significant contracts, new products or technologies, acquisitions, joint ventures, other strategic relationships or capital commitments;

•	changes in general economic or market conditions or trends in the (re)insurance industry or the economy as a whole and, in particular, in the softening of rates;

•	changes in business or regulatory conditions which adversely affect the (re)insurance industry, the Group or the Fidelis MGU;

•	future issuances, exchanges or sales, or expected issuances, exchanges or sales of the Common Shares or other securities of FIHL;

•	investor perceptions, of or the investment opportunity associated with, the Common Shares relative to other investment alternatives;

•	the market’s reaction to the Group’s outsourced underwriting arrangements with the Fidelis MGU, which is a novel structure among the Group’s peers;

•	the market’s reaction to the Group’s reduced disclosure and other requirements as a result of being treated as a “foreign private issuer”;

•	the public’s response to press releases or other public announcements by the Group or third parties, including the Group’s filings with the SEC;

•	guidance, if any, that the Group provides to the public, any changes in this guidance or the Group’s failure to meet this guidance;

•	the development and sustainability of an active trading market for our Common Shares; and

•	other events or factors, including those resulting from informational technology system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market has experienced and is likely to continue to experience extreme volatility and significant price and volume fluctuations that, in some cases, have been and may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Common Shares, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Common Shares is low.

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In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If the Group were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

If securities or industry analysts do not publish research or reports about the Group’s business or if they downgrade the Common Shares or the (re)insurance industry generally, or if there is any fluctuation in the Group’s ratings, the price of the Common Shares and trading volume could decline.

The trading market for our Common Shares will rely in part on the research and reports that industry or financial analysts publish about the Group and its business. The Group does not control these analysts. Furthermore, if one or more of the analysts who do cover the Group downgrade the Common Shares or the (re)insurance industry, or the stock of any of the Group’s competitors, or publish inaccurate or unfavorable research about the Group’s business, the price of Common Shares could decline. If one or more of these analysts stop covering the Group or fail to publish reports on it regularly, we could lose visibility in the market, which in turn could cause the price or trading volume of the Common Shares to decline.

Additionally, any fluctuation in the Group’s ratings may impact the Group’s ability to access debt markets in the future or increase the cost of future debt, which could have a material adverse effect on the Group’s operations and financial condition, which in return may adversely affect the trading price of the Common Shares.

As a foreign private issuer, there is less required publicly available information concerning FIHL than there would be if it were a U.S. public company.

FIHL is a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, it is not subject to all of the disclosure requirements applicable to public companies organized within the U.S. For example, FIHL is exempt from certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, FIHL’s senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of Common Shares or FIHL’s other securities. Moreover, FIHL is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies.

If FIHL or its existing shareholders sell additional Common Shares after this offering or are perceived by the public markets as intending to sell additional Common Shares, the market price of the Common Shares could decline.

The sale of substantial amounts of Common Shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of the Common Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for FIHL to sell Common Shares in the future at a time and at a price that it deems appropriate. Upon consummation of this offering, FIHL will have a total of                Common Shares outstanding. All of the Common Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act. Certain existing holders of our Common Shares and holders of Common Shares issued following the exercise of the outstanding warrants and RSUs have registration rights, pursuant to the Registration Rights Agreement (as defined below), subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other shareholders in the future. In the event that we register the Common Shares for the holders of registration rights, they can be freely sold in the

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

public market upon issuance. See “Shares Eligible for Future Sale” and “Material Contracts and Related Party Transactions—Registration Rights Agreement.”

The Selling Shareholders have agreed, subject to certain exceptions, not to dispose of or hedge any Common Shares for 180 days from the date of this prospectus, except with the underwriters’ prior written consent. See “Underwriting.” Upon the expiration of these lock-up agreements, all of such Common Shares will be eligible for resale in the public market, subject, in the case of Common Shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144 and Rule 701. The market price of the Common Shares may decline when the restrictions on resale lapse. A decline in the price of our Common Shares might impede our ability to raise capital through the issuance of additional Common Shares or other equity securities. See “Description of Share Capital” and “Shares Eligible for Future Sale.”

Certain securities of FIHL rank senior to the Common Shares.

FIHL has previously issued certain securities that rank senior to the Common Shares. FIHL has in issue a number of 9.00% non-convertible and cumulative preferred securities of par value $0.01 per share (the “Series A Preferred Securities”) as well as certain Notes (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Management”). Both the Series A Preferred Securities and the Notes rank senior to the Common Shares and have prior rights to interest payments, income and capital which may significantly affect FIHL’s capital attributable to the Common Shares and the likelihood that the Board will declare dividends payable on Common Shares. As of December 31, 2021 FIHL had $58.4 million outstanding in liquidation preference of the Series A Preferred Securities. See “Description of Share Capital.”

The Group may require additional capital in the future, which may not be available to it on satisfactory terms, if at all. Furthermore, the Group’s raising of additional capital could dilute the ownership interest of the holders of Common Shares and reduce the value of their investment. The Group may have to raise capital following significant insured losses, potentially resulting in capital being raised at valuations significantly below the original Common Share price.

The Group will require liquidity from sources of cash flows from operating, financing or investing activities to:

•	pay claims;

•	fund its operating expenses;

•	to the extent declared, pay dividends (including the payment of dividends to the holders of the Series A Preferred Securities);

•	fund liquidity needs caused by investment losses;

•	replace or improve capital in the event of a depletion of the Group’s capital as a result of significant reinsurance losses or adverse reserve developments;

•	satisfy unfunded obligations in the event that it cannot obtain recoveries from its outwards reinsurance and retrocessional protection;

•	satisfy letters of credit or guarantee bond requirements that may be imposed by its clients or by its regulators;

•	meet rating agency or regulatory capital requirements;

•	respond to competitive pressures; and

•	service its debt, including paying interest due on the Notes.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

To the extent that the cash flow generated by the Group’s ongoing operations or investments is insufficient or unavailable, whether due to regulatory or contractual restrictions, underwriting or investment losses or otherwise, to cover its liquidity requirements, the Group may need to raise additional funds through financing. If the Group cannot obtain adequate capital or sources of credit on favorable terms, or at all, its business, results of operations or financial condition could be materially adversely affected.

Financial markets have experienced extreme volatility and disruption due in part to financial stresses affecting the liquidity of the banking system and the financial markets generally. These circumstances have reduced access to the public and private equity and debt markets at such times.

Future offerings of debt or equity securities which would rank senior to the Common Shares may adversely affect the market price of the Common Shares.

If, in the future, FIHL decides to issue debt or equity securities that rank senior to the Common Shares, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting the Group’s operating flexibility. Additionally, any convertible or exchangeable securities that FIHL may issue in the future may have rights, preferences and privileges more favorable than those of the Common Shares and may result in dilution to owners of the Common Shares. FIHL and, indirectly, its shareholders, will bear the cost of issuing and servicing such securities.

The Group takes a proactive approach to capital management based on opportunities presented and sought out. The Group may therefore seek to raise additional funds through opportunistic financings in order to take advantage of market conditions and opportunities to write more business. FIHL may raise such funds by issuing further securities including equity and debt, whether senior or subordinated in ranking.

Because the decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond the Group’s control, the Group cannot predict or estimate the amount, timing or nature of such future offerings. Thus, holders of Common Shares will bear the risk of future offerings reducing the market price of the Common Shares and diluting the value of their holdings in FIHL.

The bye-laws of Current Fidelis (the “Existing Bye-Laws”) will be amended and restated (the “Amended and Restated Bye-Laws”), conditional on the Separation Transactions being consummated and subject to regulatory approvals. The Amended and Restated Bye-Laws contain provisions that could impede an attempt to replace or remove the Board or delay or prevent the sale of FIHL, which could diminish the value of the Common Shares or prevent holders of Common Shares from receiving premium prices for their Common Shares in an unsolicited takeover.

The Amended and Restated Bye-Laws contain certain provisions that could delay or prevent changes in the Board or a change of control that a shareholder might consider favorable. These provisions may encourage companies interested in acquiring FIHL to negotiate in advance with the Board, since the Board has the authority to overrule the operation of several of the limitations. Even in the absence of a takeover attempt, these provisions may adversely affect the value of the Common Shares if they are viewed as discouraging takeover attempts in the future. For example, provisions in the Amended and Restated Bye-Laws that could delay or prevent a change in the Board or management or change in control include:

•	the authorized number of directors may be increased by resolution adopted by the affirmative vote of a simple majority of the Board;

•

each of the Crestview Funds (as defined below, see “Principal and Selling Shareholders”), CVC Falcon Holdings Limited and Pine Brook Feal Intermediate L.P. (each a “Founder” and together, the “Founders”) and Platinum Ivy B 2018 RSC Limited (“Platinum Ivy” and together with the Founders, the “Institutional

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Investors”) has the right to nominate one individual to serve as a director on the Board and the Founders jointly, have the right to nominate one individual to serve as a director on the Board, subject to certain conditions;

•

following the listing of the Common Shares on                , the Board will be a classified board in which the directors of the class elected at each annual general meeting hold office for a term of three years, with the term of each class expiring at successive annual general meetings of shareholders;

•

shareholders holding 80% of the Total Voting Power (as defined in the Amended and Restated Bye-Laws) may, at any general meeting convened and held for such purpose, remove a director for certain specified causes;

•

shareholders may fill any vacancy on the Board at the meeting at which such director is removed. In the absence of such election or appointment, the Board may fill the vacancy. In the event the vacancy to be filled is for a director nominated by an Institutional Investor, then the relevant Institutional Investor shall have the right to nominate a person to fill such vacancy;

•	advance notice of shareholders’ proposals is required in connection with annual general meetings;

•	a supermajority vote of shareholders is required to effect certain amendments to the Amended and Restated Bye-Laws; and

•

subject to any resolution of our shareholders to the contrary, the Board is permitted to issue any of the authorized but unissued shares and to fix the price, rights, preferences, privileges and restrictions of any such shares without any further vote or action by the shareholders.

Any such provision could prevent the shareholders from receiving the benefit from any premium to the market price of the Common Shares offered by a bidder in a takeover context. Moreover, jurisdictions in which the Group’s subsidiaries are domiciled have laws and regulations that require regulatory approval of a change in control of an insurer or an insurer’s holding company. Where such laws apply to the Group, there can be no effective change in our control unless the person seeking to acquire control has filed a statement with the regulators and has obtained prior approval for the proposed change from such regulators. The usual measure for a presumptive change in control pursuant to these laws is the acquisition of 10% or more of the voting power of the insurance company or its parent, although this presumption is rebuttable in some jurisdictions. Consequently, a person may not acquire 10% or more of the Common Shares without the prior approval of insurance regulators in the jurisdiction in which our subsidiaries are domiciled.

The share voting limitation that is contained in the Amended and Restated Bye-Laws may result in a holder of the Common Shares having fewer or greater voting rights than such holder would otherwise have been entitled based upon its economic interest in FIHL.

The Amended and Restated Bye-Laws generally provide that any person owning (directly, indirectly or constructively) 9.9% or more of all the issued and outstanding Common Shares will be limited to voting that number of Common Shares equal to less than 9.9% of the total combined voting power of all issued and outstanding Common Shares entitled to vote. Because of the constructive ownership provisions of the Code, this requirement may have the effect of reducing the voting rights of an investor whether or not that investor, directly, indirectly or constructively, holds of record 9.9% or more of the Common Shares. As a result of any such voting rights reduction of any shareholder, as a practical matter, other shareholders would have greater voting rights relative to their economic interest. Accordingly, investors should be aware of their obligations to report the acquisition of control in the Group at particular thresholds.

Further, the Board has the authority to request certain information from any investor for the purpose of determining whether that investor’s voting rights are to be reduced. Failure by an investor to respond to such a notice, or submitting incomplete or inaccurate information, would give the Board discretion to disregard all votes attached to such investor’s Common Shares.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Conditional on the Separation Transactions being consummated and subject to regulatory approvals, we will enter into the Amended and Restated Common Shareholders Agreement, which confers certain consent rights on MGU HoldCo, which will allow it to exercise a certain amount of control over FIHL and limit other shareholders’ ability to influence the outcome of matters submitted to a shareholder vote.

Upon the completion of this offering and the Separation Transactions, MGU HoldCo will own approximately 9.9% of our Common Shares. Under the terms of the Amended and Restated Common Shareholders Agreement, for so long as MGU HoldCo holds at least 4.9% of our Common Shares and the Framework Agreement is in effect, once listed, the consent of MGU HoldCo is required to undertake a number of key corporate actions requiring shareholder approval, thereby having the ability to exercise substantial control over such actions, irrespective of how FIHL’s other shareholders may vote. Additionally, in relation to any proposed issuance of further Common Shares, MGU HoldCo will have the benefit of an Allocation Right (as defined below; see “Material Contracts and Related Party Transactions—Consent Rights and Minority Protections”) effectively allowing it to purchase up to its pro rata portion of the Common Shares at a specific price and within a specific period, in accordance with the terms of the Amended and Restated Common Shareholders Agreement. For the avoidance of doubt, if, following the consummation of this offering, MGU HoldCo sells any of its Common Shares, other than in connection with any stock conversions, buybacks, repurchases, redemptions, or other changes resulting from any stock split, combination or similar recapitalization, MGU HoldCo will no longer be entitled to exercise its consent rights or the Allocation Right. See “Material Contracts and Related Party Transactions.” In addition, MGU HoldCo will have certain Board nomination rights that will enable it to exercise a level of control over all corporate actions. See “Description of Share Capital—Certain Provisions of the Amended and Restated Bye-Laws—Number of Directors.”

MGU HoldCo’s consent rights may also adversely affect the trading price for the Common Shares to the extent investors perceive disadvantages in owning shares of a company with a shareholder with an ability to exercise a degree of control and influence over such company. For example, MGU HoldCo’s rights may delay, defer, or prevent a change in control of FIHL or impede a merger, takeover or other business combination which may otherwise be favorable for the Group.

Any future exercise of the right of the holders of the Series A Preferred Securities to convert, some or all of, their outstanding Series A Preferred Securities in exchange for Common Shares in the event of a change of control may dilute the ownership interest of the holders of the Common Shares and reduce the value of their investment in FIHL.

The holders of the Series A Preferred Securities have a right to convert some or all of their outstanding Series A Preferred Securities in exchange for Common Shares in the event of a change of control of FIHL based on a certain conversion ratio. Any future issuance of Common Shares upon exercise of such right could dilute the ownership interests of the holders of the Common Shares. This may make it more difficult for a potential buyer to effectuate a change of control transaction where holders of Common Shares receive a premium on the Common Shares and may impact the price a potential buyer is willing to pay for FIHL.

U.S. persons who own Common Shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

The Bermuda Companies Act, which applies to FIHL, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. See “Comparison of Shareholder Rights” for a summary of certain significant provisions of the Bermuda Companies Act and the Amended and Restated Bye-Laws that differ in certain respects from provisions of Delaware corporate law.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The enforcement of civil liabilities against the Group may be difficult.

FIHL is a Bermuda company and some of its directors and officers are residents of various jurisdictions outside the U.S. All or a substantial portion of the Group’s assets and the assets of those persons may be located outside the U.S. As a result, it may be difficult for a shareholder to effect service of process within the U.S. upon those persons or to enforce in U.S. courts judgments obtained against those persons.

Puglisi & Associates is our agent for service of process with respect to actions based on offers and sales of securities made in the U.S. The Group has been advised by its special Bermuda legal counsel, Conyers Dill & Pearman Limited, that the U.S. and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by a court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would, therefore, not be automatically enforceable in Bermuda. The Group has been advised by Conyers Dill & Pearman Limited that a final and conclusive judgment obtained in a court in the U.S. under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the Supreme Court of Bermuda under the common law doctrine of obligation.

Such an action should be successful upon proof that the sum of money is due and payable and without having to prove the facts supporting the underlying judgment, as long as: (i) the court which gave the judgment had proper jurisdiction over the parties to such judgment; (ii) such court did not contravene the rules of natural justice of Bermuda; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of Bermuda; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and (vi) there is due compliance with the correct procedures under Bermuda law.

A Bermuda court may impose civil liability on FIHL or its directors or officers in a suit brought in the Supreme Court of Bermuda against it or such persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding such violation would constitute or give rise to a cause of action under Bermuda law.

Members of the Board will be permitted to participate in decisions in which they have interests that are different from those of the other shareholders.

Under Bermuda law, directors are not required to recuse themselves from voting on matters in which they have an interest. The directors may have interests that are different from, or in addition to, the interests of the shareholders. Provided the directors disclose their interests in a matter under consideration by the Board in accordance with Bermuda law and the Amended and Restated Bye-Laws, they will be entitled to participate in the deliberation on and vote in respect of that matter.

Shareholders will be limited in their rights relating to FIHL’s operations.

FIHL is managed exclusively by the Board. Shareholders do not make decisions with respect to the management, disposition or other realization of any investment, the day-to-day operations of FIHL and/or the Group, or any other decisions regarding the FIHL’s and/or the Group’s business and affairs, except for limited circumstances. Specifically, shareholders do not have an opportunity to evaluate for themselves the relevant economic, financial and other information regarding investments or underwriting by the Group. Shareholders should expect to rely solely on the ability of the Board with respect to the FIHL’s and the Group’s operations.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIHL is permitted to adopt certain home country practices in relation to its corporate governance, which may afford investors less protection.

As a foreign private issuer, FIHL is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the        corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if FIHL complied fully with corporate governance listing standards.

As an issuer whose shares will be listed on            , FIHL will be subject to corporate governance listing standards of            . However,             rules permit a foreign private issuer like FIHL to follow the corporate governance practices of its home country. FIHL may elect not to comply with certain corporate governance requirements of            , such as:

Certain corporate governance practices in Bermuda, which is our home country, may differ significantly from             corporate governance listing standards. Currently, FIHL intends to comply with all                 corporate governance listing standards for a foreign private issuer. See “Management and Corporate Governance.” If, however, FIHL chose not to comply with certain             corporate governance listing standards and instead rely on the Bermuda requirements, shareholders may be afforded less protection than they otherwise would have.

FIHL may lose its foreign private issuer status which would then require it to comply with the Exchange Act’s domestic reporting regime and cause it to incur additional legal, accounting and other expenses.

For so long as FIHL qualifies as a foreign private issuer, it is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain its current status as a foreign private issuer, either (a) a majority of Common Shares must be either directly or indirectly owned of record by non-residents of the U.S. or (b)(i) a majority of FIHL’s executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of FIHL’s assets must be located outside the U.S. and (iii) FIHL’s business must be administered principally outside the U.S.

If FIHL loses its status as a foreign private issuer, it would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. FIHL may also be required to make changes in its corporate governance practices in accordance with various SEC and             rules. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. FIHL would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

The regulatory and compliance costs to the Group under U.S. securities laws if FIHL were required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost the Group would incur if FIHL remains a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase the Group’s legal and financial compliance costs and is likely to make some activities highly time consuming and costly.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

USE OF PROCEEDS

The Selling Shareholders are selling all of the Common Shares covered by this prospectus and we will not receive any proceeds from any such sales of our Common Shares. See “Principal and Selling Shareholders.” However, we will bear the costs associated with the sale of the Common Shares by the Selling Shareholders, other than underwriting discounts and commissions.

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DIVIDEND POLICY

The declaration, amount and payment of any dividends on our Common Shares will be at the sole discretion of the Board, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under any of our then outstanding indebtedness, and such other factors as the Board may deem relevant. If we elect to pay dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time. At the Board’s discretion, we declare and pay a dividend quarterly on the Series A Preferred Securities, which rank senior to and have priority over the Common Shares. The Board approved a dividend of $225.0 per Series A Preferred Security with a record date of August 15, 2022, payable on September 15, 2022.

FIHL is a holding company and, as such, has no substantial operations of its own. FIHL does not expect to have any significant operations or assets other than ownership of the shares of its insurance operating subsidiaries. As a result, we will not be able to pay any dividends unless the Listed Group’s insurance operating subsidiaries make distributions in an amount sufficient to cover the dividend that may be declared by FIHL. Moreover, the Listed Group’s operating subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends to other Group companies. FIHL’s ability to pay dividends on Common Shares will also be dependent on the availability of distributable reserves.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2021:

•	on a historical basis for Current Fidelis;

•	on an as-adjusted basis to give effect to the vesting and exercise of warrants and RSUs, but prior to the consummation of the Separation Transactions and this offering; and

•

on a pro forma as-adjusted basis to give effect to the consummation of the Separation Transactions and this offering. We will not receive any proceeds from the sale of our Common Shares by the Selling Shareholders.

You should read the following table in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Summary Financial and Operating Data—Summary Statement of Operations Data,” as well as the audited consolidated financial statements and accompanying notes included elsewhere in this prospectus.

The as-adjusted information set forth in the table below is illustrative only and will be adjusted based on the terms of this offering determined at pricing.

Since December 31, 2021, except as described in the notes to the capitalization table (below), there has been no material change to our cash and cash equivalents or to our consolidated capitalization.

	As of December 31, 2021
	Actual	As- Adjusted(1)	Pro Forma As-Adjusted(2)
		($ in millions)
Long-term debt obligations:
Subordinated Notes	$123.1	$	$
Senior Notes	323.8

Total long-term debt obligations	446.9

Preferred securities	58.4

Shareholders’ equity:
Common Shares	2.1
Additional paid-in capital	2,075.2
Accumulated other comprehensive (loss)/income	(11.3)
Accumulated deficit	(52.1)
Non-controlling interest	5.2

Total shareholders’ equity (including non-controlling interests)	$2,019.1	$	$

Total capitalization	$2,524.4	$	$

(1)	The “As-Adjusted” column reflects the impact of the cashless exercise of the warrants and the vesting of eligible RSUs upon consummation of the Separation Transactions and this offering.
(2)	The “Pro Forma As-Adjusted” column reflects the changes in the capital of FIHL on a pro forma basis following the consummation of the Separation Transactions and this offering.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are intended to enhance the reader’s ability to assess our future financial and business performance. These statements are based on the beliefs and assumptions of our management, and are subject to known and unknown risks and uncertainties. Generally, statements that are not about historical facts, including statements concerning our possible or assumed future actions or results of operations, are forward-looking statements. Forward-looking statements include, but are not limited to, statements that represent our beliefs, expectations or estimates concerning future operations, strategies, financial results or performance, financings, investments, acquisitions, expenditures or other developments and anticipated trends and competition in the markets in which we operate. Forward-looking statements can also be identified by the use of forward-looking terminology such as “may,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “targets,” “potential,” “will,” “can have,” “likely,” “continue,” “expects,” “should,” “could” or similar expressions.

Forward-looking statements are not guarantees of performance and we caution prospective investors not to rely on them. We qualify all of our forward-looking statements by these cautionary statements, because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change. Actual results or other outcomes could differ materially from those expressed or implied in our forward-looking statements, as a result of several factors, including the following:

•

changes to our strategic relationship with MGU HoldCo or the termination by MGU HoldCo or any of its subsidiaries of any of the Framework Agreement, the Delegated Underwriting Authority Agreements or the Inter-Group Services Agreement;

•	our dependence on delegated underwriting authority agreements for our underwriting and claims handling operations;

•

our ability to manage risks associated with macroeconomic conditions resulting from the global COVID-19 pandemic, including new variant strains of the underlying virus, current or anticipated military conflict, including the ongoing Ukraine Conflict, terrorism, sanctions, rising energy prices, inflation and interest rates and other geopolitical events globally;

•	our ability to successfully implement and consummate the Separation Transactions (as defined herein);

•	our limited operating history;

•	fluctuations in the results of our operations;

•	market reaction amongst clients, brokers and reinsurers and other trading partners to the Separation Transactions and this offering;

•	our ability to compete successfully with more established competitors and risks relating to consolidation in the reinsurance and insurance industries;

•	our losses exceeding our reserves;

•	downgrades, potential downgrades or other negative actions by rating agencies;

•

our dependence on key executives and inability to attract qualified personnel and in particular in very competitive hiring conditions, or the potential loss of Bermudian personnel as a result of Bermuda employment restrictions;

•	our dependence on letter of credit facilities that may not be available on commercially acceptable terms;

•	our potential inability to pay dividends or distributions;

•	our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all;

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•	our dependence on clients’ evaluations of risks associated with such clients’ insurance underwriting;

•	the suspension or revocation of our subsidiaries’ insurance licenses;

•	FIHL potentially being deemed an investment company under U.S. federal securities law;

•	the potential characterization of us and/or any of our subsidiaries as a passive foreign investment company, or PFIC;

•	risks associated with our investment strategy being greater than those faced by competitors;

•	changes in the regulatory environment and the potential for greater regulatory scrutiny of the Group going forward as a result of the outsourcing arrangements;

•	a cyclical downturn of the (re)insurance industry;

•	the impact of inflation or deflation in relevant economies in which we operate;

•	our ability to evaluate and measure our business, prospects and performance metrics;

•	the failure of our risk management policies and procedures to be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks;

•

operational failures, including the operational risk associated with the outsourcing to the Fidelis MGU, failure of information systems or failure to protect the confidentiality of customer information, including by service providers, or losses due to defaults, errors or omissions by third parties and affiliates;

•

FIHL’s status as a foreign private issuer means that it will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company;

•

risks relating to our ability to identify and execute opportunities for growth or our ability to complete transactions as planned or realize the anticipated benefits of our acquisitions or other investments;

•	our ability to maintain effective internal controls and changes in U.S. GAAP;

•

our ability to maintain effective internal controls and procedures under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the                 corporate governance rules and listing standards;

•	our ability to maintain the listing of our Common Shares on or another national securities exchange;

•	our potentially becoming subject to U.S. federal income taxation;

•	our potentially becoming subject to U.S. withholding and information reporting requirements under the U.S. Foreign Account Tax Compliance Act, or FATCA, provisions; and

•

the other risks identified in this prospectus, including, without limitation, those under the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Consequently, such forward-looking statements should be regarded solely as our current plans, estimates or belief as of the date of this prospectus. We do not intend, and do not undertake, any obligation to update any forward-looking statements to reflect future events or circumstances after the date of this prospectus. Given such limitations, prospective investors should not rely on these forward-looking statements in deciding whether to invest in our Common Shares.

Prospective investors should review carefully the section captioned “Risk Factors” in this prospectus for a more complete discussion of risks and uncertainties relating to an investment in our Common Shares.

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THE SEPARATION TRANSACTIONS

References to “Current Fidelis” refer to FIHL and its consolidated subsidiaries prior to the consummation of the Separation Transactions and this offering. References to the “Listed Group” refer to FIHL and its consolidated subsidiaries following the consummation of the Separation Transactions and this offering. Unless otherwise indicated, or the context otherwise requires, references herein to “Fidelis,” “Group,” “we,” “our,” “us,” and other similar references refer (i) prior to the consummation of the Separation Transactions and this offering to Current Fidelis and (ii) following the consummation of the Separation Transactions and this offering to the Listed Group.

Overview

On July 25, 2022, we announced that, subject to regulatory approvals the Separation Transactions will be completed in order to create two distinct holding companies: FIHL and MGU HoldCo. On July 23, 2022, FIHL and MGU HoldCo, among others, have entered into a Cooperation Agreement (as defined herein) agreeing to cooperate regarding certain matters related to this offering and the furtherance of the Separation Transactions. See “Material Contracts and Related Party Transactions—Cooperation Agreement.” The consummation of this offering is not a condition to complete the Separation Transactions. It is currently anticipated that the Separation Transactions will close simultaneously with or prior to this offering.

FIHL will be the parent holding company for the Listed Group. It is the issuer of the Common Shares sold by the holders of Common Shares in this offering and it will own all of the operating insurance carrier subsidiaries of Current Fidelis (i.e., FUL, FIBL and FIID). FIID will become an Irish public limited company as part of the Separation Transactions and in due course may also merge with its wholly owned subsidiary, FIESA, a recently incorporated Belgian public limited company, to form an Irish-domiciled societas Europaea.

MGU HoldCo will be the parent holding company for the Fidelis MGU platform that will carry on the origination and underwriting activities of Current Fidelis. MGU HoldCo’s principal operating subsidiaries will be Pine Walk Capital, Pine Walk Europe and Bermuda MGU.

The Listed Group will have a U.K. service company, FIHL (UK) Services, which will have a branch in Ireland. Following the consummation of the Separation Transactions, MGU HoldCo will own 100% of the outstanding shares of FML, a U.K. service company (which also has a branch in Ireland) that is presently part of Current Fidelis.

The Separation Transactions will involve a number of steps to reorganize the existing Group structure and to establish a new, stand-alone Fidelis MGU platform, comprising a series of jurisdiction-specific managing general underwriting entities (i.e., Pine Walk Capital, Pine Walk Europe and Bermuda MGU, as noted above), each of which will enter into a Delegated Underwriting Authority Agreement with the relevant operating insurance carrier subsidiary of the Listed Group for each applicable jurisdiction (i.e., the United Kingdom, Ireland and Bermuda). See “Business—Strategic Relationship with the MGU” for further detail. In order to effect the Separation Transactions, FIHL will, subject to the consummation of this offering, transfer its shares in FML, Fidelis U.S. Holdings, Inc. (“Fidelis U.S.”) and Pine Walk Capital to MGU HoldCo. As part of the new Fidelis MGU, certain new entities or branches of transferring Group companies will be established in the relevant jurisdictions, supported by the necessary personnel, and are expected to be authorized to operate as managing general underwriters under the applicable regulatory rules.

In connection with the Separation Transactions, certain capabilities of the existing Group, including underwriting and non-underwriting business support services, will be transferred to the Fidelis MGU. The underwriting relationship between the Listed Group and the Fidelis MGU will be governed primarily by the Framework Agreement, which, subject to the consummation of this offering, will be entered into by FIHL and MGU HoldCo. There will also be a series of jurisdiction-specific Delegated Underwriting Authority Agreements,

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which will be entered into between each of the Listed Group’s operating insurance carrier subsidiaries and the applicable subsidiaries and branches of the Fidelis MGU. See “Material Contracts and Related Party Transactions—Framework Agreement.”

Subject to regulatory approvals, FIHL and MGU HoldCo will also enter into the Inter-Group Services Agreement in connection with applicable non-underwriting business support services to be provided by the Fidelis MGU to FIHL and FIHL (UK) Services. The covered services will include, but will not be limited to, accounting services, other finance and reporting services, IT infrastructure maintenance and system development services, and facilities management services. Pursuant to the Inter-Group Services Agreement, MGU HoldCo will place all relevant intellectual property rights, including the source codes for critical proprietary systems (including Prequel, Jarvis, and FireAnt) in an escrow arrangement.

The Framework Agreement, the Delegated Underwriting Authority Agreements, the Inter-Group Services Agreement will and the Intra-Group Services Agreement be of sufficiently critical importance to the business of the Listed Group that the arrangements will be treated as “material outsourcing” under the PRA rules, the BMA outsourcing guidance and by the CBI under the Solvency II rules for outsourcing critical or important functions or activities. As a result, these agreements will be subject to certain regulatory notifications and requirements. See “Certain Regulatory Considerations” for further detail.

Following the consummation of this offering and the Separation Transactions, MGU HoldCo will be a shareholder of FIHL, and is anticipated to hold approximately 9.9% of our Common Shares. See “Material Contracts and Related Party Transactions.”

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Existing Group Structure

The diagram below provides a simplified overview of the principal organizational structure of Current Fidelis, in effect immediately prior to the consummation of this offering and the Separation Transactions, and before implementation of any of the steps (including any pre-steps) necessary to give effect to the Separation Transactions.

Current Group Structure

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Post-IPO Structure

Fidelis IPO

The diagram below provides a simplified overview of the Listed Group’s principal organizational structure at completion of the Separation Transactions. The Listed Group will primarily consist of FIHL and its principal operating insurance subsidiaries, FUL, FIBL and FIID, together with its newly incorporated service company, FIHL (UK) Services.

Proposed Final Insurance Group Structure

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Fidelis MGU

The diagram below provides a simplified overview of the Fidelis MGU’s principal organizational structure at completion of the Separation Transactions. The Fidelis MGU will primarily include MGU HoldCo and the platform’s managing general agents, Pine Walk Capital in the U.K., Pine Walk Europe, operating via its Ireland and U.K. branches, and Bermuda MGU, together with FML as the service company of the Fidelis MGU.

Proposed Final Origination Group Structure

Additional Transaction Steps

Certain structuring pre-steps in furtherance of the Separation Transactions have already been taken by the existing Group and by the Fidelis MGU, including the incorporation of MGU HoldCo, the incorporation of the Bermuda MGU and the incorporation of FIHL (UK) Services. The remaining structuring steps in furtherance of the Separation Transactions will occur prior to or contemporaneously with the closing of this offering. Successful implementation of the Separation Transactions requires us to obtain a number of regulatory approvals in each of the U.K., Bermuda, Ireland and Belgium and to undertake several additional transaction steps, subject to regulatory approvals. We are currently progressing the regulatory approval processes. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate and provide the relevant disclosure regarding such regulatory approval processes.

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UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information gives effect to the Separation Transactions and this offering. The unaudited pro forma condensed consolidated financial information should be read in conjunction with our audited consolidated financial statements and the accompanying notes as of and for the year ended December 31, 2021 included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2021 has been prepared to give effect to the Separation Transactions and this offering as if these transactions had occurred on January 1, 2021.

The pro forma adjustments that were made only represent those transactions which are directly attributable to the Separation Transactions and this offering, factually supportable and expected to have a continuing impact on our results of operations. Actual results may differ from pro forma adjustments.

Basis of Pro Forma Presentation

The following unaudited pro forma condensed consolidated financial information and related notes (the “Pro Forma Financial Information”) have been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786, and have been derived from the historical consolidated financial statements of the Group that were prepared in accordance with U.S. GAAP, adjusted to reflect expected effects of the Separation Transactions and this offering.

The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2021 is presented, to give effect to adjustments which are considered necessary to enable an understanding of the entities and their operations after the Separation Transactions and this offering, including:

Transaction Accounting Adjustments which include:

•

the impact of the Separation Transactions in respect of the in-kind distribution of MGU HoldCo shares on a pro-rata basis relative to the existing FIHL shareholders’ holding, resulting in the deconsolidation and consequent elimination of the net assets of Fidelis MGU and its subsidiaries, and unwinding of intercompany balances eliminations from the Group’s consolidated balance sheet; and

•	the impact of the additional costs for staff and services that will be required by the Group necessary to undertake certain functions as a standalone entity independent of Fidelis MGU.

Autonomous Entity Adjustments which reflect the impact of certain agreements that will become effective upon completion of the Separation Transactions. These include;

•	the removal of any costs in respect of services that will be provided to FIHL by the Fidelis MGU under the Inter-Group Services Agreement,

•	the inclusion of costs reflecting the charges set out in the Inter-Group Services Agreement in respect of the services to be provided by the Fidelis MGU; and

•	the inclusion of all commissions and expenses that will be paid to the Fidelis MGU for sourcing and managing the insurance business under the Framework Agreement.

See “Material Contracts and Related Party Transactions” for further information on the charges expected to be levied on the Group in accordance with the Framework Agreement and Inter-Group Services Agreement.

The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events that are directly attributable to the related transaction agreements, and that are factually supportable and expected to have a continuing impact on our results of operations and/or financial position. Actual results may differ from the pro forma adjustments.

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The unaudited pro forma condensed consolidated financial information is provided for illustrative and informational purposes only. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the financial results that would have been obtained had the (re)insurance, financing, distributions and other transactions occurred on and as of the dates referenced above and should not be viewed as indicative of the results of operations or financial position of the Group in future periods.

	Unaudited Pro Forma Condensed Consolidated Balance Sheet As of December 31, 2021
	Pro Forma Adjustments
	Fidelis as at December 31, 2021	Transaction Accounting Adjustments	Autonomous Entity Adjustments	Pro Forma Balance Sheet
	($ in millions)
Assets
Fixed maturity securities, available-for-sale at fair value (amortized cost: $2,505.5, 2020: $1,514.8) (net of allowances for credit losses of $2.2, 2020 $0.4)	$2,491.1	$	$	$
Fixed maturity securities, trading at fair value (amortized cost: $26.7, 2020 $82.6)	26.9
Short-term investments, available-for-sale at fair value (amortized cost: $11.5, 2020: $15.3)	11.5
Other investments, at fair value (amortized cost: $226.5, 2020: $103.6)	253.1

Total investments	$2,782.6	$	$	$

Cash and cash equivalents	325.1
Restricted cash and cash equivalents	150.9
Derivative assets, at fair value	1.0
Accrued investment income	12.1
Investments pending settlement	0.5
Premiums and other receivables (net of allowances for credit losses of $4.8, 2020: $1.5)	1,555.2
Deferred reinsurance premiums	676.7
Reinsurance balances recoverable on paid losses (net of allowances for credit losses of $nil, 2020: $0.3)	256.6
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowances for credit losses of $0.5, 2020: $0.4)	795.2
Deferred policy acquisition costs	403.3
Deferred tax asset	40.3
Operating right of use assets	29.9
Other assets	23.6

Total assets	$7,053.0	$	$	$

Liabilities, and shareholders’ equity
Liabilities
Reserves for losses and loss adjustment expenses	$1,386.5	$	$	$
Unearned premiums	2,113.7
Reinsurance balances payable	947.8
Long term debt	446.9
Preferred securities	58.4
Other liabilities	48.4
Operating lease liabilities	31.4

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	Unaudited Pro Forma Condensed Consolidated Balance Sheet As of December 31, 2021
	Pro Forma Adjustments
	Fidelis as at December 31, 2021	Transaction Accounting Adjustments	Autonomous Entity Adjustments	Pro Forma Balance Sheet
	($ in millions)
Derivative liabilities, at fair value	0.8
Investments pending settlement	—

Total liabilities	$5,033.9	$	$	$

Commitments and contingencies	—

Shareholders’ equity
210,895,001 Common Shares of par value $0.01 each (December 31, 2020 – 209,851,162 Common Shares)	2.1
Additional paid-in capital	2,075.2
Accumulated other comprehensive (loss)/income	(11.3)
Accumulated deficit	(52.1)

Total shareholders’ equity attributable to Common Shareholders	$2,013.9	$	$	$

Non- controlling interests	5.2
Total shareholders’ equity including non-controlling interests	2,019.1

Total liabilities and shareholders’ equity	$7,053.0	$	$	$

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UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

	Unaudited Pro Forma Condensed Consolidated Statement of Operations For The Year Ended December 31, 2021
	Pro Forma Adjustments
	Fidelis year ended December 31, 2021	Transaction Accounting Adjustments	Autonomous Entity Adjustments	Impact of Transfer of Assets & Liabilities for Disposition of the Fidelis MGU	Pro Forma Statement of Operations
			($ in millions)
Revenues
Gross premium written	$2,787.7	$	$	$	$
Reinsurance premiums ceded	(1,186.6)
Net premium written	1,601.1
Change in net unearned premiums	(446.9)
Net premium earned	1,154.2
Net investment gains	13.5
Net investment income	20.6
Net foreign exchange gains	—
Other income	1.0

Total revenues	$1,189.3	$	$	$	$

Expenses
Loss and loss adjustment expenses	$696.8	$	$	$	$
Policy acquisition expenses	299.9
General and administration expenses	75.4
Corporate & other expenses	2.7
Net foreign exchange losses	0.4
Financing costs	35.4
Loss on extinguishment of preferred securities	—

Total expenses	$1,110.6	$	$	$	$

Net income before income tax	78.7

Income tax (expense)/benefit	(0.4)
Net income	78.3

Net income attributable to non-controlling interests	(10.0)
Net income attributable to Common Shareholders	$68.3	$	$	$	$

Other comprehensive income
Unrealized (loss)/gains on AFS financial assets	(36.1)
Income tax (expense)/benefit	2.4
Currency translation adjustments	(0.2)
Total other comprehensive income/ (loss)	(33.9)
Comprehensive income attributable to Common Shareholders	$34.4	$	$	$	$

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	Unaudited Pro Forma Condensed Consolidated Statement of Operations For The Year Ended December 31, 2021
	Pro Forma Adjustments
	Fidelis year ended December 31, 2021	Transaction Accounting Adjustments	Autonomous Entity Adjustments	Impact of Transfer of Assets & Liabilities for Disposition of the Fidelis MGU	Pro Forma Statement of Operations
			($ in millions)
Per Common Share data
Earnings per Common Share:
Earnings per Common Share	0.32
Earnings per diluted Common Share	0.31
Weighted average Common Shares outstanding	212.5
Weighted average diluted Common Shares outstanding	217.8

Notes To The Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1. Basis of Presentation

The accompanying unaudited pro forma condensed consolidated financial information and related notes have been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786. and have been derived from the historical consolidated financial statements of the Group. The accompanying financial information also gives effect to the Separation Transactions and this offering.

The Separation Transactions and this offering have not yet been consummated, and therefore the related sources and uses of funds of this offering are not certain. Additionally, the Framework Agreement and Inter-Group Services Agreement have not been in force historically and the Separation Transactions themselves are subject to regulatory approval. For the purposes of the pro forma financial information, it has been assumed that no service disruptions or unforeseen events have occurred that would have resulted in certain transactions not occurring. Accordingly, the effects of these pro forma adjustments reflect preliminary estimates and are subject to changes including, but not limited to:

(1)

The Framework Agreement and Inter-Group Services Agreement have not yet been finalized and agreed between the parties and consequently, the financial impact of the execution of the Framework Agreement and Inter-Group Services Agreement on the financial results of the Group is subject to estimation uncertainty;

(2)	The incremental staff costs required to establish the Listed Group as a separate standalone group of entities from the Fidelis MGU; and

(3)	The extent of the services that will be supplied by the Fidelis MGU to the Listed Group under the Inter-Group Services Agreement.

The unaudited pro forma condensed consolidated financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions that the Group believes are reasonable. However, actual results may differ from those reflected in these unaudited pro forma condensed consolidated financial statements. In the Group’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The unaudited pro forma condensed consolidated financial statements do not purport to represent what the Group’s financial position or results of operations would have been if the Separation Transactions or this offering had actually occurred on the dates indicated above, nor are they indicative of FIHL’s future financial position or results of operations. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and related notes thereto for the periods presented, as included elsewhere in this prospectus.

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Note 2. Unaudited Pro Forma Condensed Consolidated Balance Sheet

For purposes of preparing the unaudited pro forma condensed consolidated balance sheet as of December 31, 2021, the Separation Transactions and this offering will be accounted for as if they had occurred as of December 31, 2021. The unaudited pro forma condensed consolidated balance sheet is comprised of the following pro forma adjustments: (i) to represent the impact of the Separation Transactions in respect of the in-kind distribution of the Fidelis MGU shares on a pro-rata basis relative to the existing FIHL shareholders’ holding, resulting in the deconsolidation and consequent elimination of the net assets of the Fidelis MGU and its subsidiaries, and unwinding of intercompany balances eliminations from the Group’s consolidated balance sheet and (ii) to reflect the impact of this offering.

Note 3. Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the purposes of preparing the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2021, the Separation Transactions and this offering are accounted for as if they had occurred on January 1, 2021. The unaudited pro forma condensed consolidated financial statement of operations are comprised of the following pro forma adjustments:

(1)

to reflect the effects of the Separation Transactions and this offering. Included in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2021 are adjustments                  to                  Administrative                  Expenses                  of $             million, that reflect:

a.	the elimination of the direct staff costs and costs of services that will no longer be required by the Group resulting from the deconsolidation of the Fidelis MGU; and

b.	the incremental costs of the additional staff and services that will be required by FIHL necessary to undertake certain functions as a standalone entity independent of the Fidelis MGU.

(2)

to reflect the effects of the Inter-Group Services Agreement. Included in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2021 are adjustments to                  Administrative                  Expenses                  of $             million, that reflect incremental costs associated with certain general and administrative functions, including finance, human resources and IT which will be provided by the Fidelis MGU. The incremental service costs were calculated based on the net impact of all the relevant costs that are expected to be borne by the Fidelis MGU in providing the services after applying a                % markup on such costs that have been included in the historical financial statements. The level of the service costs payable to the Fidelis MGU will ultimately depend on the extent of the services that are to be provided.

(3)

to reflect the effects of the Framework Agreement. Included in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2021 are adjustments of $             million, that reflect incremental commissions of $             million associated with underwriting operations which will be outsourced to the Fidelis MGU. The incremental cost represents commissions which will be payable to the Fidelis MGU as a percentage of net premium written on business originated for the Listed Group by the Fidelis MGU. The amounts calculated for the purposes of this adjustment assume the commissions that would have been payable to the Fidelis MGU for all business written in 2021. The commission percentage payable to the Fidelis MGU will depend on whether the business was sourced in the open market, was sourced by the Fidelis MGU via an existing underwriting origination contract with third-party managing general underwriters or has been placed with the Group from subsidiary cells of Pine Walk Capital. These costs will initially be deferred and incurred in line with the earnings pattern of the underlying business to which it relates.

(4)

to eliminate of overrider commissions of $             million received on certain existing quota share reinsurance arrangements ceded to third party insurers that will instead be received by the Fidelis MGU. This adjustment only considers the 2021 year of account as all overrider commissions receivable on business ceded in prior years of account will remain to the account of FIHL.

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(5)

to reflect incremental portfolio management fees of $             million that will be payable to the Fidelis MGU as a percentage of net premium written to structure and manage the insurance business and also structure and manage the outwards reinsurance programme. These costs will initially be deferred and incurred in line with the earnings pattern of the underlying business to which it relates.

(6)

to reflect the income tax effect of the adjustments discussed in (3)-(5) above. Included in the unaudited pro forma condensed consolidated statements of operations are adjustments to income taxes of $             million for the year ended December 31, 2021, determined using the applicable statutory tax rates for the year then ended.

(7)	to reflect the impact of this offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition and results of operations for each of the years ended December 31, 2021, December 31, 2020 and December 31, 2019. This discussion and analysis should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” as well as our audited consolidated financial statements for those respective periods and related notes contained therein, which are contained elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties and that are not historical facts, including statements about our beliefs and expectations. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and in this prospectus under the headings “Risk Factors,” “Business” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

Fidelis is a global (re)insurance company, with operations in Bermuda, Ireland and the United Kingdom. FIHL was formed in Bermuda in 2014 by Richard Brindle, under the principles of focused, process-driven and disciplined underwriting and risk selection, strong client and broker relationships and nimble capital deployment. Fidelis completed its initial funding and began underwriting business in June 2015 under the direction of an experienced management team led by Richard Brindle. Since then, Fidelis has assembled a diversified book of (re)insurance business and achieved scale as a specialty (re)insurer with GPW of $2.8 billion for the year ended December 31, 2021.

Subject to regulatory approvals, Fidelis will complete the Separation Transactions, in order to create two distinct holding companies: FIHL and MGU HoldCo. FIHL will be the parent holding company for the Listed Group, is the issuer of the Common Shares sold by the Selling Shareholders in this offering and will continue to own all of the insurance operating subsidiaries of Current Fidelis, comprised of FUL, FIBL and FIID. FIID will convert from an Irish designated activity company to an Irish public limited company as part of the Separation Transactions and in due course may also merge with its wholly owned subsidiary, FIESA. The Listed Group will also have its own service company, FIHL (UK) Services.

MGU HoldCo will be the parent holding company for the Fidelis MGU that will carry on the origination and underwriting activities of Current Fidelis and which will be led by Mr. Brindle. MGU HoldCo’s principal operating subsidiaries will be Pine Walk Capital, Pine Walk Europe and Bermuda MGU.

Subject to regulatory approvals, FIHL and MGU HoldCo will enter into the Framework Agreement that will govern the ongoing relationship between the two groups of companies (see “Business—Our Corporate Structure” for additional details). As part of the Separation Transactions, Mr. Brindle’s employment agreement and the employment agreements of certain other senior management and other employees of Current Fidelis will remain with FML (the service company presently forming part of Current Fidelis, and which will transfer to and become part of the Fidelis MGU as part of the Separation Transactions), and Mr. Brindle will become the Chairman and Chief Executive Officer of the Fidelis MGU. See “The Separation Transactions.”

The Separation Transactions will allow FIHL to access the underwriting expertise of the Fidelis MGU while allowing the Fidelis MGU to attract and retain highly sophisticated underwriting talent, including Mr. Brindle and senior underwriters. We believe that the Separation Transactions will have structural benefits for both groups of companies, including increased flexibility to quickly respond to evolving insurance and reinsurance market conditions and helping sustain our strong underwriting results through access to top talent. Our objective following the Separation Transactions is to further solidify Fidelis’ position as a sophisticated bespoke and specialty underwriter.

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History

FIHL was established on August 22, 2014 and in 2015 raised $1.5 billion of ordinary equity capital to support its underwriting plans. Following further capital raises in 2019, 2020 and 2021, as at December 31, 2021 Fidelis had $2,019.6 million of shareholders’ equity, $58.4 million of Series A Preferred Securities and $446.9 million of long-term debt.

Through FIBL and FUL, Fidelis has offices in Bermuda and London, which we consider to be the largest specialty (re)insurance hubs globally. Fidelis also accesses the E.U. through FIID, which has an office in Ireland.

FIBL is a wholly owned subsidiary of FIHL and FIBL, was incorporated as an exempted company under the laws of Bermuda on February 26, 2015 and is registered as a Class 4 insurer. FIBL predominantly writes property insurance and reinsurance on a global basis along with certain Bespoke and Specialty lines. FUL is a wholly owned subsidiary of FIHL and was incorporated on August 28, 2015 under the laws of England and Wales. FUL writes predominantly Bespoke and Specialty insurance on a global basis and writes a smaller portion of property reinsurance business relative to FIBL. FIID is an indirect wholly owned subsidiary of FIHL and was incorporated under the laws of Ireland on December 27, 2017. FIID writes Fidelis’ European Bespoke and Specialty business. As part of its Brexit planning, on March 29, 2019, FIID accepted non-U.K. E.U. insurance policies from FUL through a Part VII transfer (also known as an “Insurance Business Transfer Scheme”) under the U.K.’s Financial Services and Markets Act of 2000 in preparation for the U.K.’s exit from the E.U. See “Certain Regulatory Considerations.”

The following discussion and analysis relates to our historical financial results for periods prior to the Separation Transactions. Concurrently with or prior to the consummation of this offering, Fidelis will complete the Separation Transactions in order to create two distinct holding companies, FIHL and MGU HoldCo. FIHL will be the parent holding company for the Listed Group and will own all of the current operating insurance companies of Fidelis and is the issuer of the Common Shares sold by the Selling Shareholders in this offering. MGU HoldCo will be the parent holding company for the Fidelis MGU, the managing general underwriter platform that will lead the origination and underwriting activities of Current Fidelis. The Fidelis MGU will be led by Mr. Brindle. See “The Separation Transactions” for further details.

Strategy

Our strategy is to match adequately priced risks with efficient sources of capital to produce strong returns for shareholders.

The Fidelis MGU will originate business from multiple sources including brokers, third-party delegated underwriting, existing capital relationships, and open market business originated by its underwriters. Approximately 70.0% of NPW has historically been sourced in open market activities, with the remainder sourced equally from the existing Pine Walk Capital relationships and third-party managing general underwriters.

Fidelis’ business consists of the following reportable segments or ‘pillars’: Specialty, Bespoke, and Reinsurance.

Fidelis believes that the most effective operating model for a (re)insurance group is to enter into long-term agreements with strategic outsource providers. Following the consummation of the Separation Transactions and this offering, this operating model will allow us to manage operating expenses effectively and to access strong underwriting, risk management and information technology systems and data. See “Business—Strategic Relationship with the MGU” and “Material Contracts and Related Party Transactions” for more information.

We have incurred costs engaging external advisors to assist in the planning and execution of the Separation Transactions (the “Separation Costs”). For further detail on the Separation Transactions, see “The Separation

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Transactions.” The Separation Costs include, among other things, legal and professional fees. All Separation Costs will have been incurred prior to consummation of the Separation Transactions and are not expected to reoccur. See “Unaudited Pro Forma Condensed Combined Financial Information” for the impact of the Separation Transactions and this offering on the consolidated financial statements of FIHL.

Fidelis’ Year in Review for 2021

2021 was another very active year for Fidelis. The “hard market” in 2021 led to increased premium rates and as a result, we grew our GPW from $1,576.5 million for the year ended December 31, 2020 to $2,787.7 million for the year ended December 31, 2021. Our Bespoke and Specialty lines performed well in 2021, achieving loss ratios of 28.3% and 38.5%, respectively. We also experienced an elevated level of catastrophe events in 2021 as we were impacted by Winter Storm Uri in Texas at the beginning of 2021, followed by Storm Bernd in Europe in July which caused widespread European floods, then Hurricane Ida in August and other events as well, such as the wildfires in Colorado in December. As a result, we produced a RoE of 3.5% for 2021, compared with 11.3% in 2020.

Following another year of worldwide natural catastrophe losses in excess of $100 billion, many of which were unmodeled such as Winter Storm Uri in Texas and flooding from Storm Bernd in Europe, we have fundamentally reassessed our catastrophe capacity.

Working with our underwriting, actuarial and modelling teams, as well as external consultants, we developed a proprietary Fidelis View of Risk, which incorporates a science-based estimation of the impact of climate change on atmospheric perils and has meaningfully increased the modeled losses across a range of coverages such as convective storms, floods and wildfires. As a result, we believe the Fidelis View of Risk has the potential to more accurately reflect potential expected losses, as compared to industry models and we consider this when pricing and underwriting our risks.

Additionally, we have looked at lessons learned about the wide variance in ceding insurers’ loss estimation and adjustment capabilities, as well as financial capacity, and we plan to reduce exposure to property treaty clients who score poorly in these assessments. In 2022 so far this has led us to reduce our catastrophe treaty excess-of-loss writings to deploy less capacity to layers that are more exposed to increased frequency of atmospheric peril losses, and to increase pricing on these lines. With respect to loss handling, we see better alignment with our clients in our property D&F portfolio and we view this as a better way to deploy natural catastrophe capacity at this stage of the (re)insurance cycle.

Our swift action in positioning our portfolio for our view of coming market trends is emblematic of our approach to being proactive in acknowledging and responding to new data and information. For instance, in 2019, as a reflection of the soft rate market conditions in specialty, our business mix was allocated 57.5% (by NPW) to our Bespoke pillar and only 11.9% (by NPW) to our Specialty pillar. The hardening Specialty rate environment in 2020 and Bespoke risks associated with the economic cycle and the COVID-19 pandemic drove us to rebalance the portfolio mix with Specialty representing 4.5% of NPW. We believe the reallocation of our Reinsurance appetite offers an attractive risk-adjusted return under current market conditions.

Bespoke and Specialty business accounted for 74.5% of our portfolio (by NPW) in 2021 and we expect to see continued market hardening across most lines. We paused the growth of our Bespoke book in 2020 as we assessed the impact of the downturn in the economy from COVID-19. Our Bespoke products proved resilient to the economic downturn, and as the economy started to pick up again, we saw a resumption in the growth trajectory of our Bespoke business in 2021 and are pleased with the performance of our portfolio.

We have continued to build out our operational teams and underwriting tools including our analytical and aggregation system FireAnt.

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We have continued our cautious stance on investments, focusing on a high credit quality, short-duration core fixed maturity strategy.

Our ESG efforts have continued including addressing issues on both sides of the balance sheet and advancing our work on the issue of forced labor. We engage with market initiatives where appropriate and became the first London market company to sign up to the Poseidon Principles for Marine Insurance, which provides a framework to monitor and create a pathway to net zero carbon emissions in the marine hull lines. See “Business—Our Commitment to Environmental, Social and Governance Matters.”

Current Outlook, Market Conditions and Rate Trends

The global reinsurance and insurance business is highly competitive, and cyclical by product and market. As such, financial results tend to fluctuate between periods of constrained capital availability and associated higher premium rates and stronger profits followed by periods of abundant capacity, lower rates and constrained profitability. The fluctuation of these market conditions may affect demand for our products, the premiums we charge, the terms and conditions of the (re)insurance policies we write and changes in our underwriting strategy.

A substantial component of our business is influenced by other factors such as the frequency and/or severity of underwriting losses, including natural disasters or other catastrophic events, pandemics, variations in interest rates and financial markets, changes in the legal, regulatory and judicial environments, inflationary pressures and general economic conditions. These factors influence, among other things, the demand for and profitability of our products. Consequently, there will be a degree of volatility in our financial results based upon the frequency and severity of losses that occur and to which we are exposed. See “Risk Factors.”

Premium Environment and Cycle: Premiums typically rise in response to losses, which leads to higher profitability and in turn attracts new capital into the insurance market to support underwriting. This additional influx of capital then typically leads to reduced rates and softening prices over time.

The global Specialty market rate growth has been strong in recent years. For example, Lloyd’s risk-adjusted rate change increased by 11.0% for 2021 versus the prior year, and cumulatively increased by 34.0% from 2017. We believe these favorable underwriting conditions are expected to continue in the near term as a result of the interaction between the supply of new capital and continued claims trends and development. See “Business—Insurance Market Conditions.”

Claims Experience and Pricing Support: In recent years, climate change has driven an increase in the frequency and severity of catastrophe events which we believe has increased the claims experience of property and specialty (re)insurers, including us. The effects of these claims have been exacerbated by the impact of other climate-related losses such as wildfires and floods.

We believe that claims experience has also been affected by “social inflation,” which is driving claims costs over and above economic inflation as a result of increasing societal trends towards higher litigation costs and jury awards. Additionally, certain economic, social and political events, such as Brexit and the COVID-19 pandemic, have had a material effect on supply chains affecting the availability and pricing of underlying raw materials, which leads to issues for (re)insurance companies paying out on claims. Furthermore, the recent outbreak of the Ukraine Conflict has led to widespread disruption in the upstream supply chains for oil, gas and certain agricultural commodities, putting further pressure on the challenges facing the (re)insurance industry. While the length and severity of the strain the supply chains are under is unknown, a prolonged period of disruptions may have a material adverse effect on the (re)insurance industry’s ability to pay out on claims both in terms of monetary costs as well as availability of the underlying goods and services necessary for the payout. See “Risk Factors—Risks Related to Recent Events.”

Furthermore, in recent years, we believe favorable prior year claims development and associated loss reserve releases (which is a key driver of recent profitability) have declined. This claims development and

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reserve release pattern suggests that underwriters will need to maintain underwriting discipline to maintain profitability, which may result in a prolonged hard rate environment.

However, while there is naturally some uncertainty as to future rate developments, we believe that there is sufficient support, driven by a number of factors, to expect continued rate hardening in the near term in many (re)insurance classes in which we participate. With the recent Ukraine Conflict, for example, a number of lines within Specialty and Bespoke could be exposed to potential losses, adding further momentum to continuing rate increases. See “Risk Factors—Risks Relating to Recent Events.”

COVID-19: Since early 2020, many countries have experienced an outbreak of the COVID-19 virus and on March 11, 2020, the World Health Organization declared the disease to be a global pandemic. The situation continues to develop, and the long-term impact of this pandemic is unclear at this time. Management is monitoring the developments closely and has recognized the impacts in our financial statements as appropriate. Areas within our financial statements that have a potential to be impacted include valuation of the investment portfolio and net reserves for losses and loss adjustment expenses. The potential for losses arising from the COVID-19 pandemic have been and will continue to be monitored.

We have performed an analysis to estimate potential exposure to property business interruption losses from the COVID-19 pandemic. In general, our property reinsurance portfolio is more focused on residential exposure rather than commercial and the vast majority of cedants have strong exclusions in place. This reduces the potential for losses through property business interruption. As at December 31, 2021 we had estimate loss reserves of $15 million in our reserves for Business Interruption losses relating to the COVID-19 pandemic.

In light of recent adverse litigation outcomes at the FCA and subsequent cases litigated in the U.K.’s High Court, the quantum of business interruption losses will need to be determined and, depending on the relevant policy and underlying circumstances, any litigation or disagreement between the parties relating to the interpretation and application of the relevant policy, among other things, will need to be resolved before the payouts are made, which is expected to cause delays in the payout of claims relating to business interruption due to the COVID-19 pandemic. See “Risk Factors—Risks Relating to Recent Events—The Group writes policies that include cover for business interruption and may reinsure cedants writing business interruption policies, both of which may experience an increase in notification of potential claims related to the COVID-19 pandemic. An increase in valid claims by the Group’s (re)insureds could lead to a material adverse effect on the Group’s business, financial condition and results of operations.”

Effects of Inflation: General economic inflation has increased and there is a risk of inflation remaining elevated for an extended period, which could cause claims and claim expenses to increase, impact the performance of our investment portfolio or have other adverse effects. See “Risk Factors—Risks Relating to Recent Events—The current inflationary environment could have a material adverse impact on the Group’s operations.”

The impact of inflation on Fidelis’ results cannot be known with any certainty; however, we have considered the possible effects of inflation in catastrophe loss models and on our investment portfolio. Furthermore, our estimates of the potential effects of inflation are also considered in pricing and in estimating reserves for unpaid claims and claim expenses. The actual effects of inflation on our results cannot be accurately known until claims are ultimately resolved. See “Risk Factors—Risks Relating to Recent Events” and “Risk Factors—Risks Relating to Financial Markets and Liquidity.”

Competitive Landscape: While Fidelis’ market share of the global specialty market is small, we believe Fidelis has an appreciable share of the niche markets in which it participates. This approach is consistent with our strategy of participating in classes where Fidelis believes it has a competitive advantage or sees pricing opportunities.

We deploy large line sizes in these classes opportunistically to extract preferential terms and rates over our peers. The ability to write large line sizes means Fidelis is able to assume a significant exposure under a single

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insurance policy. These large line sizes are more attractive to brokers as they minimize the number of underwriters with whom they must negotiate and provide us with greater leverage for preferable pricing and terms.

Our management team believes that it is well positioned to take advantage of the ongoing rate hardening in the key markets in which we participate and will continue to address and respond to the ongoing uncertainties presented by the challenges facing the (re)insurance industry.

Recent Developments and Activity

The Ukraine Conflict began on February 24, 2022 and subsequently the E.U. and a number of other countries, including the U.S. and the U.K., placed significant sanctions on Russian institutions and persons that resulted in a devaluation of the Ruble and a fall in the value of Russian fixed maturity and equity assets, as well as the prompt withdrawal of certain companies from Russia without securing their assets. Fidelis has minimal direct exposure to Russian equities and minimal exposure to fixed maturity assets impacted by sanctions. Fidelis has potential exposure to losses associated with the Ukraine Conflict through certain lines in its Bespoke and Specialty segments. As a recent subsequent event, and in light of the fluid nature of the Ukraine Conflict, there are a number of complexities and implications that will need to be evaluated and determined on an ongoing basis before Fidelis can reasonably estimate potential losses which may be material. However, we do not believe the impact of the Ukraine Conflict will adversely affect our ability to operate as a going concern. See “Risk Factors—Risks Related to Recent Events.”

Performance Measures and Non-U.S. GAAP Financial Measures

In presenting our results, management has included certain non-U.S. GAAP financial measures that we believe are useful to consider, in addition to our U.S. GAAP results, for a more complete understanding of the financial performance and position of FIHL. The key financial U.S. GAAP and non-U.S. GAAP measures that we believe are meaningful in analyzing our performance are summarized below and where applicable a reconciliation of non-U.S. GAAP measures to U.S. GAAP financials is set out. However, any non-U.S. GAAP measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP and our methodology for calculating these measures may be different from the way our industry peers calculate these measures.

•

Loss Ratio: is a measure of the losses that have been incurred by the business compared to the premiums that have been charged to cover those losses and is expressed as a percentage of the losses and loss adjustment expenses divided by NPE. The losses will be affected by the occurrence and frequency of catastrophe events, the volume and severity of non-catastrophe losses and the extent of any outwards reinsurance that has been put in place to mitigate the effect of those losses. The loss ratio in 2021 of 60.4% was impacted by significant catastrophes that occurred in 2021, including Winter Storm Uri, Hurricane Ida, Storm Bernd and the U.S. Midwest tornados that occurred in December 2021. Similarly, the loss ratio of 44.5% in 2020 was worse than the 40.2% achieved in 2019 driven by the impact of Hurricane Laura and the U.S. Midwest derecho and COVID-19 losses.

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Accident Year Loss Ratio Excluding Catastrophes and Prior Year Reserve Movements: is a non-U.S. GAAP measure of the representation of the loss ratio excluding the impact of catastrophes and prior year reserve movements, and supports meaningful comparison between periods. Accident year loss ratios excluding catastrophes and prior year reserve movements are calculated by dividing net incurred losses and loss adjustment expenses excluding catastrophe losses and prior year reserve movements by net earned premiums excluding catastrophe-related reinstatement premiums. We have defined catastrophe losses in 2021 as Winter Storm Uri, Hurricane Ida, Storm Bernd and the U.S. Midwest tornados that occurred in December 2021. We have defined catastrophe losses in 2020 as Hurricane Laura and the U.S. Midwest derecho. We have defined catastrophe losses in 2019 as Typhoons Hagibis and Faxai. Our accident year loss ratio excluding catastrophes and prior year reserve

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movements in 2021 of 31.4% decreased from 32.6% in 2020, primarily due to the impact of COVID-19 losses in 2020. The accident year loss ratio excluding catastrophes and prior year reserve movements increased from 27.4% in 2019 to 32.6% in 2020, primarily due to the impact of COVID-19 losses in 2020.

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Underwriting Ratio: is a measure of the underwriting performance and is expressed as a percentage of the losses and loss adjustment expenses plus the commissions that are paid to brokers and delegated underwriters that source the business on our behalf divided by earned premiums all net of reinsurance. Our underwriting ratio of 86.3% in 2021 increased from 69.1% in 2020 and 65.5% in 2019, primarily driven by increased natural catastrophe loss activity in 2021.

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Expense Ratio: is a measure of the extent of the commissions that are paid to brokers and delegated underwriters that source the business on our behalf plus the general and administrative expenses that are incurred to run the business compared to the amount of premium that is written. Overrider income earned on business ceded to third party reinsurers is credited to general and administrative. The expense ratio is expressed as a percentage and is the ratio of acquisition costs (net of ceded reinsurers’ share of acquisition costs), other underwriting expenses, and general and administrative expenses to net earned premium. Our total expense ratio was 32.5% in 2021 compared with 36.1% in 2020 and 46.4% in 2019. Our acquisition expense ratio was 26.0% in 2021 compared with 24.6% in 2020 and 26.4% in 2019, while our general and administrative expense ratio was 6.5% in 2021 compared with 11.5% in 2020 and 20.0% in 2019.

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Combined Ratio: is a measure of our underwriting profitability and is expressed as the sum of our loss ratio and the expense ratio. A combined ratio under 100% indicates an underwriting profit, while a combined ratio over 100% indicates an underwriting loss. Our combined ratio of 92.9% in 2021 increased from 80.6% in 2020 and 86.6% in 2019, primarily driven by increased natural catastrophe loss activity in 2021.

The table below reconciles our accident year loss ratio excluding catastrophes and prior year reserve movements to loss and loss expenses and the loss ratio for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019
	($ in millions unless stated in percentages)
Catastrophe losses	$344.1	$125.6	$51.5
Prior year releases	(9.6)	(38.4)	(10.1)
Large and attritional losses	362.3	237.3	88.7

Losses and loss adjustment expense	$696.8	$324.5	$130.1

Policy acquisition expenses	299.9	179.2	85.5

Net earned premium	1,154.2	728.6	324.0

Catastrophe impact on loss ratio	29.8%	17.2%	15.9%
Prior year release impact on loss ratio	(0.8)%	(5.3)%	(3.1)%

Accident year loss ratio excluding catastrophes and prior year reserve movements	31.4%	32.6%	27.4%

Loss ratio	60.4%	44.5%	40.2%

Underwriting ratio	86.4%	69.1%	66.6%

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Net Investment Return, Total Investment Return and Total Investment Return Percentage

•	Net investment return: is a non-U.S. GAAP measure that reflects net investment income plus unrealized and realized gains and losses on those investments and cash classified as trading.

•	Total investment return: is a non-U.S. GAAP measure that reflects net investment return plus unrealized gains and losses on available-for-sale financial assets.

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Total investment return percentage: is calculated as total investment return divided by total average investible assets (including cash and cash equivalents and restricted cash and restricted cash equivalents).

The table below reconciles our net investment return, total investment return and total investment return percentage to net investment income for the years ended December 31, 2021, 2020 and 2019.

	Year Ended December 31,
	2021	2020	2019
	($ millions)
Net investment income	$20.6	$26.2	$31.5

Net realized and unrealized investment gains	13.5	17.9	13.7
Net investment return	$34.1	$44.1	$45.2

Unrealized (losses)/gains on AFS financial assets	(36.1)	12.1	11.3

Total investment return	$(2.0)	$56.2	$56.5

Opening
Total investments	$1,752.6	$1,209.0	$1,082.7
Cash and cash equivalents and restricted cash and cash equivalents	1,238.5	450.9	318.7
Derivative assets, at fair value	0.2	0.1	11.5
Accrued investment income	9.1	7.4	6.6
Investment assets pending settlement	0.5	25.2	3.5
Derivative liabilities, at fair value	(5.4)	(0.8)	(0.9)
Investment liabilities pending settlement	(21.9)	(9.9)	(3.1)
Net investible assets	$2,973.6	$1,681.9	$1,419.0

Closing
Total investments	$2,782.6	$1,752.6	$1,209.0
Cash and cash equivalents and restricted cash and cash equivalents	476.0	1,238.5	450.9
Derivative assets, at fair value	1.0	0.2	0.1
Accrued investment income	12.1	9.1	7.4
Investment assets pending settlement	0.5	0.5	25.2
Derivative liabilities, at fair value	(0.8)	(5.4)	(0.8)
Investment liabilities pending settlement	—	(21.9)	(9.9)
Net investible assets	$3,271.4	$2,973.6	$1,681.9

Average investible assets	3,122.5	2,327.8	1,550.5
Total investment return percentage	(0.0)%	2.4%	3.6%

Operating net income, RoE, Operating RoE and Steady State RoE

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Operating net income: is a non-U.S. GAAP measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income available to holders of Common Shares excluding, foreign exchange gains and losses, loss on the extinguishment

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of preferred securities, and Corporate and Other expenses which include loss on the extinguishment of preferred securities, warrant costs, reorganization expenses, any non-recurring income and expenses, and the tax impact on these items.

•	Return on Equity (or “RoE”): represents net income divided by the opening Common Shareholders Equity in a given period.

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Operating Return on Equity (or “Operating RoE”): represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by opening Common Shareholders Equity in a given period.

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Steady State Return on Equity (or “Steady State RoE”): reflects the value of the business embedded within the UPR which is not reflected in the book value. Steady state adjustments are made to operating net income in order to assume NPE at 90% of NPW for each of the Bespoke and Specialty segments and applies the sum of the net loss ratio and the net acquisition cost ratio for each of the Bespoke and Specialty segments to calculate steady state net income divided by opening Common Shareholders Equity.

The table below sets out the calculation of the operating net income, RoE, Operating RoE and Steady State RoE for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019
	($ in millions unless stated in percentages)
Opening Common Shareholders Equity	$1,976.2	$1,118.6	$965.6

Net income attributable to Common Shareholders	68.3	126.5	58.2
Add back: Losses/(gains) on foreign exchange	0.4	(1.2)	2.4
Add back: Corporate and Other expenses	2.7	18.7	3.9
Add back: Loss on extinguishment of preferred securities	—	25.3	—
Tax impact of the above	(0.3)	(2.9)	0.7
Operating net income attributable to Common Shareholders	$71.3	$165.7	$65.2

RoE	3.5%	11.3%	6.0%
Operating RoE	3.6%	14.8%	6.8%

NPW—Bespoke	434.6	251.2	284.3
NPE—Bespoke	251.9	212.5	147.0
NPE / NPW ratio—Bespoke	58.0%	84.6%	51.7%
Additional Steady state earned premium 90%	139.3	13.6	108.9
Underwriting ratio—Bespoke	61.9%	64.6%	50.1%

Additional Steady State Earnings—Bespoke	53.1	4.8	54.6

NPW—Specialty	758.2	403.1	59.0
NPE—Specialty	535.3	171.7	30.5
NPE / NPW ratio—Specialty	70.6%	42.6%	51.7%
Additional Steady state earned premium 90%	147.0	191.1	22.5
Underwriting ratio—Specialty	62.4%	59.0%	115.9%

Additional Steady State Earnings—Specialty	55.4	78.4	(3.6)
Additional Steady State Earnings	108.5	83.2	50.8

Steady State operating net income attributable to Common Shareholders	$179.8	$248.9	$116.0

Steady State RoE	9.1%	22.3%	12.0%

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Comparability and Certain Other Matters Impacting Our Financial Results

Currency and Foreign Exchange Contracts: Our functional currency is the U.S. dollar. Transactions in non-U.S. currencies are translated in U.S. dollars at the prevailing exchange rate in effect on the relevant transaction dates. Monetary assets and liabilities in foreign currencies are re-measured at the exchange rate in effect at the relevant reporting date. Foreign exchange gains and losses are included in our consolidated income statements. We use foreign exchange contracts to manage foreign currency risk. A foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign exchange contracts will not eliminate fluctuations in the value of our assets and liabilities denominated in foreign currencies, but rather allow us to establish a rate of exchange for a future point in time.

Critical Accounting Policies and Estimates: The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make many estimates and judgments that affect the reported amounts of assets, liabilities (including reserves), revenues and expenses, and related disclosures of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, insurance and other reserves, reinsurance recoverables, and fair value measurements. We base our estimates on historical experience, where possible, and on various other assumptions that we believe to be reasonable under the circumstances, which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates and such differences may be material. We believe that the significant accounting policies set forth in Note 2 (“Significant Accounting Policies”) of our audited consolidated financial statements contained elsewhere in this prospectus affect significant estimates used in the preparation of our audited consolidated financial statements as set out in more detail below.

Investments: Our accounting policy classifies all fixed maturity securities acquired from January 1, 2018 as available-for-sale. Fixed maturity securities acquired prior to January 1, 2018 are classified as trading. Our fixed maturity securities portfolio is comprised primarily of US Treasuries, non-US government bonds, government agency bonds, corporate bonds, mortgage and other asset-backed securities. Investments in fixed maturity securities are reported at estimated fair value in our audited consolidated financial statements.

Our other investments consist of a residual investment in a hedge fund, investments in structured notes (see note 4 (“Investments”) of our audited consolidated financial statements contained elsewhere in this prospectus) and the Wellington Opportunistic Fixed maturity UCITS Fund. These are carried at fair value through the income statement. For the valuation methodologies (see note 5 (“Fair Value Measurements”) of our audited consolidated financial statements contained elsewhere in this prospectus).

Investments with a maturity from three months up to one year from date of purchase are classified as short-term investments and recorded at fair value.

For all fixed maturity securities and other investments, any realized and unrealized gains or losses are determined on the basis of the first-in, first-out method. For all fixed maturity securities classified as “available-for-sale,” realized gains and losses in the audited consolidated financial statements include allowances for credit losses related to its Available for Sale (“AFS”) debt securities. This allowance represents the difference between the security’s amortized cost and the amount expected to be collected over the security’s lifetime. Unrealized gains and losses represent the difference between the cost, or the cost as adjusted by amortization of any difference between its cost and its redemption value (“amortized cost”), of the security and its fair value at the reporting date and are included within other comprehensive income for securities classified as “available-for-sale.” For securities classified as “trading,” realized and unrealized gains or losses are included in the audited consolidated financial statements within net investment income.

Premiums and Acquisition Costs: We record premiums written upon inception of the policy. Premiums written include estimates based on information received from insureds, brokers and cedants, and any subsequent

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differences arising on such estimates are recorded as premiums written in the period in which they are determined. Premiums written are earned on a basis consistent with risks covered over the period during which the coverage is provided. The portion of the premiums written applicable to the unexpired terms of the underlying contracts and policies are recorded as unearned premium.

Reinstatement premiums are recognized as written and earned after the occurrence of a loss and are recorded in accordance with the contract terms based upon management’s estimate of losses and loss adjustment expenses.

Acquisition costs are directly related to the acquisition of insurance premiums and are deferred and amortized over the related policy period. We only defer acquisition costs incurred that are directly attributable to the successful acquisition of new or renewal insurance contracts, including commissions to agents and brokers and premium taxes. All other acquisition-related expenses including indirect costs are expensed as incurred. To the extent that future policy revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings.

We evaluate premium deficiency and the recoverability of deferred acquisition costs by determining if the sum of future earned premiums and anticipated investment return is greater than expected future loss and loss adjustment expenses and acquisition costs.

Reserves for Losses and Loss Adjustment Expenses: Our liability for losses and loss adjustment expenses includes reserves for unpaid losses and for IBNR. These estimates are net of amounts estimated to be recoverable from salvage and subrogation. The reserve for losses and loss adjustment expenses is established by management based on reports from insureds, brokers, ceding companies and the application of generally accepted actuarial techniques and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by Fidelis as incurred.

Inherent in the estimates of ultimate losses and loss adjustment expenses are expected trends in claim severity and frequency which may vary significantly as claims are settled. We estimate ultimate losses using various actuarial methods as well as our own loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgment. The estimated cost of claims includes expenses to be incurred in settling claims and a deduction for the expected value of salvage, subrogation and other recoveries. Ultimate losses and loss adjustment expenses may differ significantly from the amount recorded in the financial statements. These estimates are reviewed regularly and as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in losses and loss adjustment expenses in the periods in which they are determined.

Provision is made at the end of each relevant period for the estimated ultimate cost of claims incurred but not settled as of the balance sheet date, including the cost of IBNR claims now and development of existing reported claims. The estimated cost of claims includes expenses to be incurred in settling claims and a deduction for the expected value of salvage and other recoveries. For further discussion of the actuarial methodologies utilized to perform our loss and loss expenses reserving analysis, see note 10 (“Reserves for Losses and Loss Adjustment Expenses”) of our audited consolidated financial statements contained elsewhere in this prospectus.

Reserves for losses and loss adjustment expenses represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses which are ultimately required to be paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by period are based on industry and peer-group claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different.

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Reinsurance and Retrocession: We seek to reduce the risk of net losses on business written by ceding certain risks and exposures to other reinsurers. Outwards reinsurance contracts do not relieve us of our primary obligation to insureds. Ceded premiums are recognized when the coverage period incepts and are expensed over the contract period in proportion to the coverage. Premiums relating to the unexpired portion of reinsurance ceded are recorded as deferred reinsurance premiums.

Commissions on ceded business are deferred and amortized over the period in which the related ceded premium is recognized. The deferred balance is recorded within deferred policy acquisition costs in our audited consolidated financial statements and the amortization is recognized within general and administration expenses in our audited consolidated financial statements.

Taxation: FIHL, FUL and FML are tax-resident in the U.K. and therefore subject to relevant taxes in the U.K. Pursuant to the Finance (No. 2) Act 2015, the corporate income tax rate in the U.K. for the years ended December 31, 2021, 2020 and 2019 was 19% and is expected to increase to 25% beginning April 1, 2023. These periods are open tax years in the U.K. for those relevant entities that are either within the statutory time period for examination or subject to open examinations by local tax authorities. We believe that we have made adequate provision for the tax liabilities likely to arise from these periods. However, the ultimate liabilities for such matters may vary from the amounts provided and are dependent upon the outcome of agreements reached with relevant tax authorities.

Under current Bermuda law, FIBL is not required to pay taxes in Bermuda on its income or capital gains. FIBL has received undertakings from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, FIBL will be exempt from taxation in Bermuda until March 2035 under the Tax Assurance Certificates issued pursuant to the Bermuda Exempted Undertakings Tax Protection Act of 1966, as amended.

FIID is tax-resident in Ireland. As such, FIID is subject to Irish corporation tax on its trading profits at a rate of 12.5%. The 2021 and 2020 periods are open tax years in Ireland for those relevant entities that are either within the statutory time period for examination or subject to open examinations by local tax authorities. The Irish Government has also committed to supporting the OECD’s global minimum corporation tax rate for large firms that are expected to be implemented in 2024 and which will raise the tax rate for firms generating revenue of more than €750 million in Ireland from 12.5% to 15%.

The effective tax rate for a given fiscal period is subject to revision in future periods if circumstances change and depends on the relative profitability of those parts of our business underwritten in Bermuda, the U.K. and Ireland. For a more detailed description of our tax position, see note 21 (“Taxation”) of our audited consolidated financial statements contained elsewhere in this prospectus.

For additional information regarding taxation, see “Risk Factors—Risks Relating to Taxation,” “Certain Tax Considerations—United States Taxation,” and “Certain Tax Considerations—Bermuda Taxation,”

Recent accounting pronouncements

In March 2020 ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting,” was issued. This ASU provides optional expedients and exceptions for applying GAAP to investments, derivatives, or other transactions that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform. Along with the optional expedients, the amendments include a general principle that permits an entity to consider contract modifications due to reference reform to be an event that does not require contract re-measurement at the modification date or reassessment of a previous accounting determination. This standard may be elected over time through December 31, 2022 as reference rate reform activities occur. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements and does not expect this guidance to have a material effect on the Company’s consolidated financial statements.

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In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which becomes effective for the Company during the first quarter of 2023. ASU No. 2021-08 requires contract assets and liabilities accounted for under FASB ASC 606, Revenue from Contracts with Customers, to be recorded at the acquisition date as if the acquirer entered into those contracts itself on the contract inception dates, rather than at fair value. At adoption, ASU No. 2021-08 will not impact the Company’s financial position, results of operations or cash flows, but prospectively, this ASU may impact amounts recorded by the Company for assets acquired and liabilities assumed under certain acquisitions.

Reportable Segment(s)

We classify our business into three underwriting segments, namely Specialty, Bespoke and Reinsurance. Specialty primarily comprises property D&F, energy, marine and aviation lines. Bespoke primarily comprises credit and political risk and other tailored solutions for clients including transactional liabilities and credit insurance such as mortgage and significant risk transfer. Reinsurance primarily comprises property reinsurance.

FIHL does not manage its assets by segment. Accordingly, net investment income and total assets are not allocated to these segments. In addition, general and administrative expenses are not allocated between segments as employees, including underwriters, work across each of the different segments.

Financial Overview

The following overview of our operating results and financial condition for each of the years ended December 31, 2021, 2020 and 2019 is intended to identify important themes and should be read in conjunction with the more detailed discussion further below. See “—Results of Operations.”

Operating Highlights

Gross Premium Written. GPW increased from $1,576.5 million in 2020 to $2,787.7 million in 2021, following a 94.0% increase in 2020 from $811.3 million in 2019. The changes in our segments’ GPW for the years ended December 31, 2021, 2020 and 2019 were as follows:

	2021		2020		2019
GPW	($ millions)	(% change)	($ millions)	(% change)	($ millions)
Specialty	$1,115.2	93%	$577.9	484%	$99.0
Bespoke	588.0	73%	339.1	—	339.7
Reinsurance	1,084.5	64%	659.5	77%	372.6

Totals	$2,787.7	77%	$1,576.5	94%	$811.3

Our GPW in the Specialty segment has continued the trend of significant growth since 2019, primarily as a result of taking advantage of market dislocation on new business, which gave us the opportunity to maintain improved pricing and preferential terms and conditions on both our Specialty renewal book and new business. In each quarter since the fourth quarter of 2019, the Specialty market has shown dislocation across almost all lines and subclasses of business, especially in those that are loss affected. Primarily as a result of this market opportunity, our GPW in the Specialty segment grew 93.0% in 2021, from $577.9 million in 2020 to $1,115.2 million in 2021. The largest increases came from the direct and facultative, marine and aviation classes. Similarly, GPW grew 484.0% in 2020, from $99.0 million in 2020 to $577.9 million in 2021.

Our GPW in the Bespoke segment grew 73.0% in 2021, from $339.1 million in 2020 to $588.0 million in 2021, which was primarily due to new business opportunities and favorable pricing conditions. The growth in the Bespoke segment in 2020 compared to 2019 was muted as we reduced our risk appetite for the Bespoke segment in light of the economic uncertainties arising from the COVID-19 pandemic.

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Our GPW in the Reinsurance segment increased from $372.6 million in 2019 to $659.5 million in 2020 to $1,084.5 million in 2021, which is reflective of more favorable market conditions and our growth in capital available to deploy to this segment.

Loss Ratio. We monitor the ratio of losses and loss adjustment expenses to NPE (the “loss ratio”) as a measure of relative underwriting performance, where a lower loss ratio represents a better underwriting result than a higher loss ratio. The loss ratios for our business segments for the years ended December 31, 2021, 2020 and 2019 were as follows:

	Loss Ratios for the Years Ended December 31,
	2021	2020	2019
Bespoke	28.3%	33.2%	18.6%
Specialty	38.5%	37.7%	96.1%
Reinsurance	114.2%	54.9%	50.2%

Total	60.4%	44.5%	40.1%

Our loss ratio was 60.4% for 2021 compared with 44.5% in 2020 and 40.1% in 2019. Our 2021 loss ratio included pre-tax catastrophe losses of $344.1 million or 29.8% net of reinsurance compared with $125.6 million or 17.2% in 2020 and $51.5 million or 15.9% in 2019. The loss ratio in Specialty in 2019 was higher on a percentage basis due to a smaller NPE of $59.0 million which was disproportionately impacted by a single airline claim.

In 2021, the Reinsurance segment was affected by the natural catastrophe events that are summarized above in “—Gross Premium Written,” which resulted in a loss ratio of 114.2%, a significant increase from the loss ratio of 54.9% in 2020 and led to the revised view of risk described above.

Net Investment Income. We believe our investment portfolio continues to be conservatively positioned, with 92.3% of our investment portfolio held in cash and core fixed maturity securities with a short average duration of 1.9 years and average credit quality of AA- as of December 31, 2021. This allows us to prioritize taking risk on the underwriting side of our balance sheet. Our net investment income for 2021 was $20.6 million, reflecting a 0.7% return on investible assets. Including realized and unrealized gains and losses, our total investment return for the year ended December 31, 2021 was $(1.4) million, or (0.1) %. The negative investment return for 2021 is primarily due to the significant upward shift in the yield curve as higher inflation prompted the market to price in more interest rate hikes by the U.S. Federal Reserve and at an accelerated pace, thereby reducing the market value of fixed maturity assets held but not the coupon or par value of these securities.

In 2020, we generated a net investment income of $26.2 million as compared to net investment income of $31.5 million in 2019. The lower net investment income in 2020 compared to 2019 was primarily due to a significant fall in yields and spread tightening in 2019 leading to a lower interest rate environment in 2020. In 2020 we generated a total investment return of $59.8 million as compared to a total investment return of $48.9 million in 2019. The return in 2020, whilst impacted by a lower investment yield environment, was offset by a greater contribution from risk assets.

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Results of Operations

Our audited consolidated financial statements and unaudited interim condensed consolidated financial statements are prepared in accordance with U.S. GAAP. The discussions that follow include tables and discussions relating to our consolidated income statements for each of the years ended December 31, 2021, December 31, 2020 and December 31, 2019. The table below sets out the consolidated statements of income for the years ended December 31, 2021, 2020 and 2019:

Consolidated Income Statements

	Year Ended December 31,
	2021	2020	2019
Revenues	($ in millions)
Gross premium written	$2,787.7	$1,576.5	$811.3
Reinsurance premiums ceded	(1,186.6)	(670.9)	(316.6)
Net premium written	1,601.1	905.6	494.7
Change in net unearned premiums	(446.9)	(177)	(170.7)

Net premium earned	1,154.2	728.6	324.0
Net investment gains	13.5	17.9	13.7
Net investment income	20.6	26.2	31.5
Net foreign exchange gains	—	1.2	—
Other income	1.0	8.7	2.4

Total revenues	$1,189.3	$782.6	$371.6

Expenses
Loss and loss expenses	696.8	324.5	130.1
Policy acquisition expenses	299.9	179.2	85.5
General and administration expenses	75.4	83.5	64.8
Corporate & other expenses	2.7	18.7	3.9
Net foreign exchange losses	0.4	—	2.4
Financing costs	35.4	27.9	24.7
Loss on extinguishment of preferred securities	—	25.3	—

Total expenses	$1,110.6	$659.1	$311.4

Net income before income tax	78.7	123.5	60.2

Income tax (expense)/benefit	(0.4)	3.1	(0.6)
Net income	78.3	126.6	59.6

Net income attributable to non-controlling interests	(10.0)	(0.1)	(1.4)
Net income attributable to Common Shareholders	68.3	126.5	58.2

Other comprehensive income
Unrealized (losses)/gains on AFS financial assets	(36.1)	12.1	11.3
Tax (expense)/benefit on other comprehensive income/(loss)	2.4	(0.7)	(0.7)
Currency translation adjustments	(0.2)	—	0.1

Total other comprehensive income/(loss)	(33.9)	11.4	10.7

Comprehensive income attributable to Common Shareholders	$34.4	$137.9	$68.9

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Years Ended December 31, 2021, 2020 and 2019

Gross Premium Written: Our GPW for each of the years ended December 31, 2021, December 31, 2020 and December 31, 2019 were as follows:

	Gross Premium Written
	2021		2020		2019
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Bespoke	$588.0	73%	$339.1	—	$339.7
Specialty	1,115.2	93%	577.9	484%	99.0
Reinsurance	1,084.5	64%	659.5	77%	372.6

Total	$2,787.7	77%	$1,576.5	94%	$811.3

GPW increased by 77.0% to $2,787.7 million in 2021 from $1,576.5 million in 2020, which in turn was an increase of 94.0% from $811.3 million in 2019.

The growth in 2021 was attributable to all segments and benefited from improved pricing and access to greater capital resources following our capital raises in 2019 and 2020. Our Specialty segment premium increased by 93.0% to $1,115.2 million in 2021 primarily due to favorable pricing and hard market underwriting opportunities in some of the key Specialty classes, including property D&F, marine and aviation. The growth in our Bespoke segment from 2020 to 2021 was primarily due to new business opportunities in transactional liabilities and credit insurance such as mortgage and significant risk transfer. The growth in our Reinsurance segment in 2021 resulted primarily from new business and improved pricing conditions on loss-impacted lines of business in Japan, the Southeastern United States and California.

As a result of the hard market, we raised capital. Our GPW growth in 2020 was a consequence of the hard market underwriting opportunities in our Specialty lines including property D&F, marine and aviation and reinsurance as a result of both new business and rate increases.

Reinsurance Premiums Ceded: The changes in our ceded written premiums for each of the years ended December 31, 2021, December 31, 2020 and December 31, 2019 were as follows:

	Reinsurance Premiums Ceded
	2021		2020		2019
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Bespoke	$153.4	75%	$87.9	59%	$55.4
Specialty	357.0	104%	174.8	337%	40.0
Reinsurance	676.2	66%	408.2	85%	221.2

Total	$1,186.6	77%	$670.9	112%	$316.6

Reinsurance premiums ceded increased by 77.0% in 2021 compared to 2020 and increased by 112.0% in 2020 compared to 2019. This increase was across all segments and reflects the growth of the GPW for each segment. Furthermore, in the fourth quarter of 2020, we entered into a new 20% whole account quota share with National Indemnity Company which enabled us to write more business in a capital efficient manner. In addition, we arranged additional quota share protections by purchasing additional reinsurance and also sponsored three catastrophe bonds through Herbie Re in 2020 ($139.1 million) and 2021 ($108.2 million) to provide us with multi-year protections on an industry-loss basis.

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Net Premium Earned: The following table summarizes the overall change in net earned premiums in each of the years ended December 31, 2021, December 31, 2020 and December 31, 2019:

	Net Premium Earned
	2021		2020		2019
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Bespoke	$251.9	19%	$212.5	45%	$147.0
Specialty	535.3	212%	171.7	463%	30.5
Reinsurance	367.0	7%	344.4	135%	146.5

Total	$1,154.2	58%	$728.6	125%	$324.0

Our NPE increased by $425.6 million, or 58.0%, in 2021 compared to 2020. Bespoke NPE increased by $39.4 million due to the additional earned premium from prior underwriting years on longer tenor business. Such business includes mortgage contracts that recognize premium over several years. Specialty NPE increased by $363.6 million, or 212.0%, primarily due to increased written premium due to the hard market conditions in various classes of Specialty business which allowed us to profitably deploy the additional capital raised at the end of 2019 and during 2020. Reinsurance net earned premium increased by $22.6 million, or 7.0%, in 2021 compared to 2020 primarily from new business and improved pricing conditions on loss-impacted lines.

NPE increased by $404.6 million, or 125.0%, in 2020 compared to 2019. This was also driven by the additional earned premium from prior underwriting years on longer tenor business and higher gross volumes written in 2020 as well as the hard market conditions that allowed us to profitably deploy the additional capital raised at the end of 2019 and during 2020.

Losses and Loss Adjustment Expenses: The table below summarizes the metrics we used to analyze the underwriting performance of the business.

	For the Years Ended December 31,
	2021	2020	2019
Catastrophe loss ratio	29.8%	17.2%	15.9%
Prior year development (release)	(0.8)%	(5.3)%	(3.1)%
Large and attritional losses	31.4%	32.6%	27.4%

Loss ratio	60.4%	44.5%	40.2%
Underwriting ratio	86.4%	69.1%	66.5%

Expense Ratio	32.5%	36.1%	46.4%

Combined Ratio	92.9%	80.6%	86.6%

Our net loss and loss expenses increased from $324.5 million in 2020 to $696.8 million in 2021. The increase in our loss ratio for 2021 of 60.4% compared to the loss ratio of 44.5% in 2020 was due primarily to an increase in catastrophe losses of $344.1 million in 2021 compared to $125.6 million in 2020. This was partially offset by higher NPE. Our net loss and loss expenses increased from $130.1 million in 2019 to $324.5 million in 2020. The increase in our net loss ratio for 2020 of 44.5% compared to the net loss ratio of 40.2% in 2019 was due primarily to an increase in catastrophe losses of $125.6 million in 2020 compared to $51.5 million in 2019.

During 2021, we were exposed to catastrophe losses of $344.1 million primarily arising from Winter Storm Uri, Hurricane Ida and Storm Bernd. During 2020, we were exposed to catastrophe losses of $125.6 million arising principally from Hurricane Laura and the U.S. Midwest derecho. During 2019, we were exposed to catastrophe losses of $51.5 million, relating principally to Typhoons Hagibis and Faxai.

Net favorable development on prior year loss reserves were $10.1 million in 2019, $38.4 million in 2020 to $9.6 million in 2021. The reduction in reserve releases in 2021 compared to 2020 was primarily due to

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strengthening in the Reinsurance segment in relation to Hurricane Laura and U.S. Midwest derecho, offset by better-than-expected performance in the Bespoke and Specialty segments.

The favorable development of $38.4 million in 2020 was primarily due to changes in reserving estimates across all three segments. The favorable development of $10.1 million in 2019 was due to benign claims experience in the year leading to reserve releases which was driven by the Bespoke segment.

Expenses: We monitor our expense ratio as a measure of the cost effectiveness of our policy acquisition expenses and general and administrative expenses. The table above presents the contribution of the policy acquisition expenses and general and administrative expenses for each of the years ended December 31, 2021, December 31, 2020 and December 31, 2019.

Policy acquisition expenses paid to brokers and other intermediaries depends upon the type of business that we write and the terms that are agreed. Net acquisition cost ratio is calculated as insurance acquisition expenses, net of reinsurers’ share of acquisition costs, divided by net earned premiums. Net acquisition expenses increased from $85.5 million in 2019 to $179.2 million in 2020 and to $299.9 million in 2021. These increases in 2020 and 2021 reflect the increased business volumes that we wrote over this period. Our net acquisition cost ratio of 26.0% in 2021 increased from the 2020 acquisition ratio of 24.6%, primarily due to higher ceded earned premiums and changes in business mix. Similarly, the change in business mix resulted in a decrease of the net acquisition cost ratio from 26.4% in 2019 to 24.6% in 2020.

Our general and administrative expenses decreased from $83.5 million in 2020 to $75.4 million in 2021 which was primarily driven by higher overrider income (income received from reinsurers for placing and managing the business placed with them) and lower performance-related variable compensation for staff. The decrease in the general and general and administrative expense ratio from 2020 to 2021 was the result of lower expenses further improved by the impact of higher NPE in 2021. General and administrative expenses increased from 2019 to 2020 (2019: $64.8 million; 2020: $83.5 million), which was primarily due to the impact of increased headcount.

As discussed above, the expense ratio is calculated as the sum of expenses for acquisition of insurance contracts and general and administrative expenses divided by net earned premiums. While our general and general and administrative expenses increased slightly, our expense ratio decreased from 36.1% in 2020 to 32.5% in 2021, due to the favorable impact of higher NPE in 2021 and the reduction in variable performance-related compensation to staff. Similarly, our expense ratio reduced from 46.3% in 2019 to 36.1% in 2020 primarily as a consequence of lower variable performance-related compensation to staff and higher NPE in 2020 compared with 2019.

Combined Ratio: As discussed above, our combined ratio is calculated as the sum of net losses, net acquisition costs and general and administrative expenses divided by NPE. The impact of stock compensation and certain one-time, non-recurring corporate costs that are not included as general and administration expenses but are included in ‘Corporate and Other expenses’ in the Income Statement. Our combined ratio of 92.9% in 2021 increased from 80.6% in the prior year, which was primarily driven by our increased claim experience with a net loss ratio of 60.4% compared to a net loss ratio of 44.5% in 2020 due to losses arising from catastrophe losses of $344.1 million in 2021 compared to $125.6 million in 2020. Offsetting the increase in the loss ratio was a reduction in the expense ratio from 36.1% in 2020 to 32.5% in 2021.

The combined ratio of 80.6% in 2020 improved from 86.5% in 2019 primarily as a result of a reduction in our general and administrative expense ratio which was driven primarily by higher net earned premiums.

Corporate and Other Expenses: Corporate and other expenses include reorganization expenses and warrant expenses. Corporate and other expenses of $2.7 million in 2021 were lower than the expenses of $18.7 million in 2020 primarily due to higher warrant expenses in 2020 and benefited from a $0.2 million reduction of the

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provision against credit losses against reinsurance balances receivable. Warrant expenses are incurred when Fidelis raises additional capital or issues additional share options. Warrant issuances in relation to additional capital raises were capped at $2.1 billion in total capital raised, which was achieved in 2021. This resulted in lower corporate and other expenses in 2021. Corporate and other expenses in 2019 of $3.9 million were below such expenses in 2020, primarily due to lower warrant expenses as a result of lower capital raise activity in 2019.

Net Investment Income: Net investment income includes investment income net of investment management fees. In 2021, we generated net investment income of $20.6 million (2020: $26.2 million). The reduction in net investment income in 2021 was primarily due to the lower interest rate environment and a lower yield earned on our cash balances and the core fixed maturity portfolio. In March 2020, central banks lowered interest rates in response to the impact of the COVID-19 pandemic. As we have reinvested the proceeds from maturities along with other cash flows, the purchase yield achieved on these investments has been significantly lower than the book yield of the portfolio in March 2020. Given the short nature of our core fixed maturity portfolio a large proportion of the portfolio has now been reinvested at these lower yields.

In 2020, we generated net investment income of $26.2 million as compared to a return of $31.5 million in 2019. The lower net investment income in 2020 compared to 2019 was primarily due to a significant fall in yields and spread tightening in 2019 and a lower interest rate environment in 2020.

Net Investment Gains: Investment gains includes unrealized and realized gains and losses on those investments classified as trading. In 2021 we generated a net investment gain of $13.5 million as compared to a gain of $17.9 million in 2020. Outside of our core fixed maturity portfolio, we also recorded a gain on our risk assets of $14.2 million in 2021 (2020: $11.1 million), primarily as a result of positive returns on equity and commodity-linked structured notes as the economy rebounded with the lifting of COVID-19 restrictions. The opportunistic fixed maturity fund recorded a negative return in 2021, primarily as a result of the upward shift in yields, spread widening and strengthening of the U.S. dollar. Over the course of 2021, we continued to redeem our investment in the last of our hedge fund investments and were left with only $0.8 million invested as of December 31, 2021. See “Business—Investment Operations” for further detail on this investment.

In 2020, we generated net investment gains of $17.9 million as compared to a gain of $13.7 million in 2019. The lower net investment gain in 2020 compared to 2019 was primarily due to a smaller gain recorded on the risk assets held ($11.1 million in 2020 compared to $5.3 million in 2019) as we were redeeming out of the legacy hedge fund investment in 2019 reducing our total risk asset allocation.

Unrealized Gains/(losses) on Available-For-Sale Financial Instruments: Our total investment return for the year ended December 31, 2021 also included unrealized gains and losses on investments which are classified as AFS and where the change in unrealized gains or losses in respect of these assets is recorded in other comprehensive income. In 2021, we generated an unrealized loss of $36.1 million (2020: gain of $12.1 million) on these fixed maturity assets, primarily as a result of the changes in yields and credit spreads noted above. All fixed maturity assets purchased from 2018 and onwards have been classified as AFS . The slight increase in unrealized gain of $12.1 million in 2020 as compared to $13.7 million in 2019 is due to an reduction in the value of fixed maturity assets held as FIHL adopted defensive positioning in response to the market conditions following COVID-19, offset by a larger move lower in yields in the year.

Foreign Exchange Contracts: As of December 31, 2021, we held foreign exchange contracts with a notional amount of $(3.5) million, a decrease from $79.4 million in 2020. The foreign exchange contracts were recorded as derivatives at fair value in the balance sheet with changes recorded as foreign exchange gains/losses in the income statement. The impact of foreign exchange contracts on net income in 2021 was a loss of $0.4 million, as compared to a gain of $1.2 million in 2020 and a loss of $2.4 million in 2019. See “Section 10—Derivative Financial Information” of our Consolidated Financial Statements for further information.

Financing Costs: Financing costs of $35.4 million were incurred in 2021 to meet the interest payments due on the $330.0 million aggregate principal amount of 4.875% Senior Notes, due 2030 and the $125.0 million

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aggregate principal amount of 6.625% Junior Subordinated Notes due 2041. This figure was up from $27.9 million in 2020, which was incurred meeting the interest payments on the $330 million 4.875% Senior Notes, due 2030 that were issued in June 2020 and July 2020 and the $125.0 million 6.625% Junior Subordinated Notes due 2041 that were issued in October 2020. The dividends paid to the holders of the Series A Preferred Securities is also included in financing costs as referred to below.

Preferred Securities: As at December 31, 2021, FIHL has 12,102 issued Series A Preferred Securities that are classified in our balance sheet as debt. Interest paid on our outstanding Series A Preferred Securities in 2021, 2020 and 2019 were $5.3 million, $14.4 million and $21.8 million, respectively which are included in financing costs. The significant reduction in the interest paid between 2019 and 2021 was due to the repurchase of 18,388 Series A Preferred Securities in 2020 which was incurred at a premium to par, resulting in a loss on the extinguishment of the Series A Preferred Securities of $25.3 million in 2020.

Income Tax (expense)/benefit: There was an income tax expense of $0.4 million for the year ended December 31, 2021, compared to an income tax benefit of $3.1 million for the year ended December 31, 2020 and an income tax expense of $0.6 million for the year ended December 31, 2019. The effective tax rate (defined as the tax expense or credit, divided by the profit or loss before tax) for the relevant period is representative of the geographic spread of our business between jurisdictions. The significant reduction in the effective tax rate in 2021 is primarily due to the increase in the value of deferred tax assets due to the increase in the U.K. corporate tax rate from 19% to 25% in 2023 after which we expect to realize those benefits.

Net Income: In 2021, we had a net income of $78.3 million, equivalent to fully diluted earnings per Common Share of $0.31. In 2020, we had net income of $126.6 million, equivalent to fully diluted earnings per Common Share of $0.69. In 2019, we had net income after tax of $59.6 million, equivalent to fully diluted earnings per Common Share of $0.47.

Non-Controlling Interests: The Group holds a majority interest in Pine Walk Capital, and accordingly the financial statements of Pine Walk Capital are included in the consolidated financial statements of the Group. The non-controlling interests reflect the minority shareholders’ interest in Pine Walk Capital, which totaled $10.0 million, $0.1 million and $1.4 million in 2021, 2020 and 2019, respectively.

Comprehensive Income: Comprehensive income attributable to FIHL decreased from $137.9 million in 2020 to $34.4 million in 2021, compared to $68.9 million in 2019.

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Segment Analysis for the Years Ended December 31, 2021, 2020 and 2019

Specialty

The table below sets out Total Specialty GPW, NPE and the loss ratio for the Specialty segment as of and for the years ended December 31, 2021, 2020 and 2019:

	Specialty
	For the Year Ended
	2021		2020		2019
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Aviation & Aerospace	$172.8	36%	$127.3	233%	$38.2
Energy	92.9	19%	77.8	91%	40.7
Marine	249.9	135%	106.2	984%	9.8
Property	29.6	43%	20.7	101%	10.3
Property D&F	543.8	140%	226.4	100%	—
Specialty Other	26.2	34%	19.5	100%	—
Total Specialty GPW	$1,115.2	93%	$577.9	484%	$99.0

Reinsurance premiums ceded	(357.0)	104%	(174.8)	337%	(40.0)
Net premium earned	$535.3	212%	$171.7	463%	$30.5

Net losses and loss adjustment expenses	(206.2)	21.8%	(64.8)	121%	(29.3)
Loss ratio	38.5%		37.7%		96.1%

Gross Premium Written. GPW increased by 93.0% to $1,115.2 million in 2021 from $577.9 million in 2020, which in turn was an increase of 484.0% from $99.0 million in 2019. The growth in 2021 was primarily driven by the improved pricing in aviation and property D&F insurance which allowed us to deploy the capital we raised in 2019 and in 2020. Growth in marine was driven primarily by a new binding authority in 2021 established with Pine Walk Capital’s new marine-focused managing general underwriter, Navium. Growth of 484.0% from 2019 to 2020 was primarily due to Fidelis entering new lines of business as pricing improved and deploying the capital raised in 2019 and 2020. See “—Capital Management.”

Reinsurance Premiums Ceded. Reinsurance premiums ceded increased by 104.0% in 2021, driven primarily by growth in our GPW and the addition of a new 20% whole account quota share contract that commenced in the fourth quarter of 2020. Reinsurance premiums ceded increased by 337.0% in 2020 corresponding to our GPW growth.

Net Premium Earned. NPE increased by 212.0% in 2021, compared to 463.0% in 2020. This was a consequence of the relatively lower levels of business written in 2019.

Loss and Loss Expenses. Our loss ratio in 2021 was 38.5% compared to 37.7% in 2020. The increase in loss ratio was primarily due to larger catastrophe losses of $63.5 million in 2021, compared to $9.2 million in 2020. In addition, large losses increased by $13.1 million in 2021 to $21.6 million and attritional losses increased by $83.4 million in 2021 to $139.1 million, however these were offset by increases in NPE. There were net reserves releases of $18.0 million in 2021, compared to $8.6 million in 2020.

Our loss ratio for 2020 of 37.7% was an improvement of 58.4% compared to our loss ratio for 2019 of 96.1%. Our 2019 loss ratio was adversely affected by a single large loss of $9.2 million which had a disproportionate impact on a relatively lower earned premium.

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Bespoke

The table below sets out Total Bespoke GPW, NPE and the loss ratio for the Bespoke segment as of and for the years ended December 31, 2021, 2020 and 2019:

	Bespoke
	For the Year Ended
	2021		2020		2019
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Credit & Political Risk	$258.1	229%	$78.5	(47)%	$146.8
Bespoke	329.9	27%	260.6	35%	192.9

Total Bespoke GPW	$588.0	73%	$339.1	—	$339.7

Reinsurance premiums ceded	(153.4)	75%	(87.9)	59%	(55.4)
Net premium earned	$251.9	19%	$212.5	45%	$147.0

Net losses and loss adjustment expenses	(71.4)	1%	(70.5)	158%	(27.3)
Loss ratio	28.3%		33.2%		18.6%

Gross Premium Written. GPW increased by $248.9 million or 73.0% to $588.0 million in 2021 from $339.1 million in 2020. This growth was primarily driven by higher premium rates due to increased appetite for credit-related lines of business following a reduced appetite in 2020 due to the COVID-19 pandemic.

GPW volumes were largely flat between 2019 and 2020 with $339.1 million written in 2020 and $339.7 million in 2019. In 2020, new business opportunities within our “bespoke other” class were offset by the reduction in credit-exposed contracts within credit & political risk.

Reinsurance Premiums Ceded. Reinsurance premiums ceded increased by 75.0% to $153.4 million in 2021, primarily as a result of higher gross volumes and the addition of a new 20% whole account quota share contract in the fourth quarter of 2020. Reinsurance premiums ceded increased from $55.4 million in 2019 to $87.9 million in 2020, primarily due to additional reinsurance being purchased for specific transactions in 2020.

Net Premium Earned. NPE increased by $39.4 million to $251.9 million in 2021, primarily due to growth in written premiums and the earn-through of longer tenor business written in prior years. NPE increased from $147.0 million in 2019 to $212.5 million in 2020, primarily due to the earn-through of longer tenor business written in prior years.

Loss and Loss Expenses. Our loss ratio in 2021 was 28.3% compared to 33.2% in 2020. The decrease in loss ratio was primarily due to the impact of COVID-19 losses in 2020 and higher net earned premium. Reserve releases in 2021 of $21.2 million were in line with releases of $20.0 million in 2020.

Our loss ratio for 2020 of 33.2% was higher than our loss ratio for 2019 of 18.6%. This was primarily due to COVID-19 losses in 2020, offset by higher net earned premiums and reserve releases of $20.0 million, compared to $12.8 million in 2019.

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Reinsurance

The table below sets out Total Reinsurance GPW, NPE and the loss ratio for the Reinsurance segment as of and for the years ended December 31, 2021, 2020 and 2019:

	Reinsurance
	For the Year Ended
	2021		2020		2019
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Property Reinsurance	$1,004.4	66%	$604.2	87%	$322.5
Retrocession	59.5	23%	48.3	1%	47.8
Whole Account	20.6	194%	7.0	204%	2.3

Total Reinsurance GPW	$1,084.5	64%	$659.5	77%	$372.6

Reinsurance premiums ceded	(676.2)	66%	(408.2)	85%	(221.2)
Net premium earned	367.0	7%	344.4	135%	146.5

Net losses and loss adjustment expenses	(419.2)	122%	(189.2)	157%	(73.5)
Loss ratio	114.2%		54.9%		50.2%

Gross Premium Written. GPW increased by 64.0% to $1,084.5 million in 2021 from $659.5 million in 2020, which in turn was an increase of 77.0% from $372.6 million in 2019. The growth in 2021 was primarily driven by higher premium rates which allowed us to deploy the additional capital raised at the end of 2019 and during 2020. These factors also contributed to the growth of GPW of 77.0% from 2019 to 2020.

Reinsurance Premiums Ceded. Reinsurance premiums ceded increased by 66.0% in 2021, primarily driven by growth in the GPW and the addition of a new 20% whole account quota share contract in the fourth quarter of 2020. Reinsurance premiums ceded increased by 85.0% in 2020, primarily driven by the growth in GPW, the purchase of additional excess of loss cover and the issuance of catastrophe bonds through Herbie Re ($113.7 million).

Net Premium Earned. NPE increased by $22.6 million or 7.0% during 2021, primarily due to growth in GPW. NPE increased by 135.0% in 2020 due to an increase in GPW and also reflected a move to seasonal earning patterns for certain catastrophe-exposed contracts from a straight-line earning basis that has been used since 2019. The change to a seasonal earnings pattern was made to more closely reflect the seasonality of catastrophes and their related exposures.

Loss and Loss Expenses. Our loss ratio was 114.2% in 2021 compared to 54.9% in 2020. The increase in loss ratio was primarily due to catastrophe losses of $280.6 million in 2021 from Winter Storm Uri, Hurricane Ida, and Storm Bernd compared to $116.4 million in 2020, relating primarily to Hurricane Laura and the U.S. Midwest derecho. In addition, in 2021 there was a strengthening of prior year reserves of $29.6 million relating to Hurricane Laura and the U.S. Midwest derecho compared to a reserve release of $9.8 million in 2020.

Our loss ratio for 2020 of 54.9% was higher than the loss ratio for 2019 of 50.2%. This was primarily due to an increase in catastrophe losses of $116.4 million in 2020, compared to $51.5 million in 2019. In addition, there were higher attritional losses in 2020; however, this was partially offset by higher net earned premiums ratio and a reserve release of $9.8 million in 2020, compared to a reserve strengthening in 2019 of $2.7 million.

Financial Condition

Total Cash and Investments

Our investment strategy is focused on delivering stable investment income and a reasonable total return through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our clients, rating agencies and regulators, and to support our underwriting activities.

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Our investments consist primarily of a “core fixed maturity portfolio” which is comprised of a diversified portfolio of high-quality fixed maturity securities (including U.S. Treasuries, non-U.S. government bonds, government agency bonds, corporate bonds, investment-grade emerging market debt, mortgage and other asset-backed securities). Our core fixed maturity assets are managed by external investment managers through individual investment management agreements. We monitor activity and performance of these external managers regularly.

We also have a small allocation to “risk” assets which includes a residual legacy investment in a credit hedge fund managed by the York Capital Management Group (“York”) which we are in the process of liquidating, investments in equity and commodity-linked structured notes and an investment in an opportunistic fixed maturity Undertaking for Collective Investment in Transferable Securities fund (“UCITS”).

We are currently in the process of exiting our investment in York. Prior to our final scheduled redemption date in December 2019, York suspended redemptions in the relevant fund while York liquidates the fund’s underlying assets. The fair value of our participation in the York fund as of December 31, 2021 and 2020 was $0.8 million and $2.1 million, respectively. We have recorded our investment in the York fund at reported net asset value. We have no outstanding commitments to the York fund.

In response to the dislocation in financial markets, in March 2020, we opportunistically invested a total of $100.0 million in two tranches of a two-year, equity index-linked structured note as part of our risk asset allocation. The ultimate return on the notes is determined based on the relative level of the S&P 500 index on maturity of the notes compared to the notes’ index entry points. The upside return on the notes is subject to a cap while the notes include a buffer protecting the notes from experiencing any principal loss for up to 25.0% of negative index performance relative to the entry point. If the buffer is breached the notes will experience a principal loss only for the negative performance which is in excess of the 25.0% buffer. The fair value of the S&P 500 structured note as at December 31, 2021 and 2020 was $118.0 million and $113.0 million, respectively. Both tranches of the notes matured in March 2022 and we received the maximum possible redemption value of $118.0 million.

In January 2021, we invested a total of $75.2 million in five two-year structured notes which consist of, one equity markets-linked structured note and four commodity-linked structured notes. The ultimate return of the equity markets-linked note will be determined based on the relative value of the underlying index on maturity of the note (the underlying index is a blended index which includes a basket of infrastructure equities, renewables equities and the S&P 400 Mid-Cap index). The potential upside return on the equity note is subject to a cap and the note includes a “soft” buffer protecting it from principal loss for up to 10.0% of negative index performance relative to the entry point. If the buffer is breached the note will experience a principal loss for the entire amount of negative performance. The ultimate return of the four commodity-linked notes will be determined based on the spot price of the underlying commodity on maturity of the notes (the underlying exposures are a mixture of industrial metals). The commodity notes are structured as “delta-1,” which track the performance of the underlying commodity and do not include any upside cap or downside protection. The fair value of the structured notes as at December 31, 2021 was $85.2 million. In February 2022, we exited all five structured notes for aggregate proceeds of $85.0 million.

In January 2021, we also invested a total of $50.0 million in an opportunistic fixed maturity UCITS fund managed by Wellington Investment Management. The fair value of the fund as at December 31, 2021 was $49.1 million.

In February 2022, we invested $100.0 million into two new one-year structured notes, $75.0 million in an equity market-linked structured note and $25.0 million in a commodity-linked structured note. The ultimate return on both notes will be determined based on the relative level of the underlying index on maturity of the notes compared to the notes’ index entry points. The upside return on the notes is subject to a cap while the notes include a buffer protecting the notes from experiencing any principal loss for up to 10.0% of negative index

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performance relative to the entry point. If the buffer is breached the notes will experience a principal loss only for the negative performance that is in excess of the 10.0% buffer. The underlying index of the equity note is a blended index which includes the S&P500, Stoxx Europe 600, TOPIX and a U.S. infrastructure equity exchange-traded fund. The underlying index of the commodity note is a blend of industrial metals.

We generated a total investment return on cash and investments of (0.1)% in 2021, as compared to 2.4% in 2020. The fall in investment performance in 2021 was primarily due to unrealized losses on our core fixed maturity assets as yields increased.

At December 31, 2021, approximately 15.0% of our total cash and investments was held in cash and approximately 77.0% of our total cash and investments was allocated to our core fixed maturity portfolio. During 2021, we acquired the new structured notes referenced above and the UCITS fund which along with the S&P500 structured notes and investment in York comprised our total investments in risk assets. Risk assets represented approximately 8.0% of our total cash and investments as at December 31, 2021.

As of December 31, 2021 and December 31, 2020, total cash and cash equivalents (including restricted cash and cash equivalents) and investments (including derivative assets (at fair value), accrued investment income and investments pending settlement) were $3.3 billion and $3.0 billion, respectively. Total cash, cash equivalents and investments increased from 2020 to 2021, primarily as a result of positive operating cash flows.

Consistent with our current investment approach, we have maintained a diversified portfolio of fixed maturity securities with only a small allocation to “risk” assets over the last two years. The following tables summarize the fair value of our fixed-maturity investments as of December 31, 2021 and December 31, 2020, respectively:

	As of December 31, 2021
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
	($ millions)
Trading
Corporate bonds	$13.6	$0.1	—	$13.7
Residential mortgage-backed securities	4.8	0.1	—	4.9
Other asset-backed securities	8.3	—	—	8.3

Total fixed maturity securities, trading	$26.7	$0.2	—	$26.9

Available-for-sale
US. Treasuries	732.8	2.5	(4.5)	730.8
Agencies	28.0	—	(0.1)	27.9
Non-U.S. government	140.3	0.6	(0.8)	140.1
Corporate bonds	1,276.7	2.8	(12.1)	1,267.4
Residential mortgage-backed securities	56.3	0.2	(1.4)	55.1
Commercial mortgage-backed securities	57.3	—	(0.8)	56.5
Other asset-backed securities	214.1	0.2	(1.0)	213.3

Total fixed maturity securities, AFS	$2,505.5	$6.3	$(20.7)	$2,491.1

Total fixed maturity securities	$2,532.2	$6.5	$(20.7)	$2,518.0

Short-term investments, AFS	11.5	—	—	11.5

Total fixed maturity and short-term investments	$2,543.7	$6.5	$(20.7)	$2,529.5

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	As of December 31, 2020
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
	($ millions)
Trading
U.S. Treasuries	$15.6	$0.2	—	$15.8
Corporate bonds	35.2	1.0	—	36.2
Residential mortgage-backed securities	7.6	0.2	—	7.8
Other asset-backed securities	24.2	—	—	24.2

Total fixed maturity securities, trading	$82.6	$1.4	—	$84.0

Available-for-sale
U.S. Treasuries	398.4	8.2	—	406.6
Agencies	23.2	0.1	—	23.3
Non-U.S. government	98.0	2.0	—	100.0
Corporate bonds	828.4	12.5	(0.2)	840.7
Residential mortgage-backed securities	65.1	0.7	(0.1)	65.7
Commercial mortgage-backed securities	8.4	—	—	8.4
Other asset-backed securities	93.3	0.4	(0.1)	93.6

Total fixed maturity securities AFS	$1,514.8	$23.9	$(0.4)	$1,538.3

Total fixed maturity securities	$1,597.4	$25.3	$(0.4)	$1,622.3

Short-term investments, available for sale	15.3	—	(0.1)	15.2

Total fixed maturity and short-term investments	$1,612.7	$25.3	$(0.5)	$1,637.5

Weighted average book yield as of December 31, 2021 on our fixed maturity portfolio was 0.90%, a decrease of 63 basis points from 1.53% as of December 31, 2020 which was primarily driven by reinvesting at lower interest rate movements during the year. Our fixed maturity portfolio duration as of December 31, 2021 was 1.9 years compared to 2.1 years as of December 31, 2020.

As of December 31, 2021 and December 31, 2020 the average credit quality of our fixed maturity portfolio was “AA-” (or its equivalent), with approximately 86.0% and 85.0% (respectively) of the portfolio being rated “A-” (or its equivalent). Where the credit ratings are split between two rating agencies, the lower rating is used; where the credit ratings are split between three rating agencies, the middle rating is used.

The composition of the fair values of fixed maturity securities by credit rating as of December 31, 2021 and 2020 is as follows:

	As of December 31, 2021
	Trading – FV	AFS – FV	Short-term	Total	%
	($ in millions unless stated in percentages)
AAA	$14.4	$1,100.2	$8.9	$1,123.5	45%
AA	1.6	184.3	—	185.9	7%
A	8.4	858.9	—	867.3	34%
BBB	2.5	346.7	2.6	351.8	14%
BB	—	1.0	—	1.0	—

Total fixed maturity securities	$26.9	$2,491.1	$11.5	$2,529.5	100%

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	As of December 31, 2020
	Trading – FV	AFS – FV	Short-term	Total	%
	($ in millions unless stated in percentages)
AAA	$49.0	$642.7	—	$691.7	42%
AA	1.6	139.9	—	141.5	9%
A	25.1	506.8	14.0	545.9	33%
BBB	8.3	244.6	1.2	254.1	15%
BB	—	4.3	—	4.3	—

Total fixed maturity securities	$84.0	$1,538.3	$15.2	$1,637.5	100%

Reserves

The following tables detail gross and net loss and loss expense reserves for each of the years ended December 31, 2021, December 31, 2020 and December 31, 2019, respectively:

	Total Losses and Loss Adjustment Expenses
	As of December 31,
	2021	2020	2019
Reserves for losses and loss adjustment expenses	$1,386.5	$818.0	$730.7
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses	(795.2)	(382.2)	(442.7)

Net Reserves for losses and loss adjustment expenses	$591.3	$435.8	$288.0

As of December 31, 2021, we had total net loss and loss expense reserves of $591.3 million, which represented our best estimate of the ultimate liability for payment of losses and loss adjustment expenses, an increase from $435.8 million total net loss and loss adjustment expense reserves as of December 31, 2020. Of the total gross reserves for unpaid losses of $1,386.5 million as of the balance sheet date of December 31, 2021, a total of $851.7 million, or 61.0%, represented IBNR claims. Of the total gross reserves for unpaid losses of $818.0 million as of December 31, 2020, a total of $531.4 million, or 65.0%, represented IBNR claims. The year-on-year increase in total gross reserves for unpaid losses is primarily due to premium growth and large amounts outstanding on 2021 catastrophe events.

The breakdown of gross reserves between outstanding claims and IBNR as of the relevant period end were as follows:

	Total Losses and Loss Adjustment Expenses
	As of December 31,
	2021	2020	2019
Gross Outstanding	$534.8	$286.6	$177.5
Gross IBNR	851.7	531.4	553.2
Gross Reserves	1,386.5	818.0	730.7
% IBNR	61.0%	65.0%	76.0%

Prior Year Reserves: For the year ended December 31, 2021, there was an overall reduction in our estimate of ultimate net claims to be paid in respect of prior accident years. The reserve releases for each of the years ended December 31, 2021, December 31, 2020 and December 31, 2019 are shown below:

	For the Year Ended December 31,
	2021	2020	2019
Total losses and loss expense reserves releases	$9.6	$38.4	$10.1

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For the year ended December 31, 2021, our net reserve releases of $9.6 million were primarily driven by better-than-expected performance of $21.2 million in Bespoke and $18.0 million in Specialty. This was offset by reserve strengthening of $29.6 million in Reinsurance, driven primarily by adverse reserve development from Hurricane Laura and the Midwest Derecho which occurred in 2020.

For the year ended December 31, 2020, our net reserve releases of $38.4 million were primarily driven by changes in reserving estimates across the Bespoke, Specialty and Reinsurance segments due to better-than-expected loss experience.

For the year ended December 31, 2019, the net reserve releases were $10.1 million driven by better than expected loss experience in the Bespoke segment.

We did not make any significant changes in methodologies used in our reserving process for the periods covered in this prospectus.

Potential Variability in Loss Reserves: The tables below summarize the effect of reasonably likely scenarios on the key actuarial assumptions used to estimate our loss reserves, net of unpaid losses and loss adjustment expenses for our segments as at December 31, 2021. The scenarios in these tables summarize the effect of (i) changes to the expected loss ratio selections used at December 31, 2021, which represent loss ratio point increases or decreases to the expected loss ratios used, and (ii) changes to the loss development patterns used in our reserving process at December 31, 2021, which represent claims reporting that is either slower or faster than the reporting patterns used. We believe that the illustrated sensitivities are indicative of the potential variability inherent in the estimation process of those parameters. The results show the impact of varying each key actuarial assumption using the chosen sensitivity on our IBNR reserves, on a net basis and across all accident years.

Each of the impacts summarized in the tables below is estimated individually and without consideration for any correlation among key assumptions or among lines of business. Therefore, it would be inappropriate to take each of the amounts and add them together to estimate total volatility. While we believe the variations in the expected loss ratios and loss development patterns presented could be reasonably expected, our own historical data regarding variability is generally limited and actual variations may be greater or less than these amounts. It is also important to note that the variations are not meant to be a “best-case” or “worst-case” series of scenarios and, therefore, it is possible that future variations in our loss reserves may be more or less than the amounts set forth above. While we believe that these are reasonably likely scenarios, we do not believe this sensitivity analysis should be considered an actual reserve range.

	Expected Loss Ratio at December 31, 2021
	($ in millions)
Development Pattern
Increase (decrease) in loss reserves, net
Reinsurance	5% Lower	Unchanged	5% Higher

6 Months Shorter	(24.5)	(23.6)	(22.7)
Unchanged	(3.7)	—	3.7
6 Months Longer	59.1	69.6	80.0
Specialty	5% Lower	Unchanged	5% Higher

6 Months Shorter	(12.3)	(5.9)	0.6
Unchanged	(6.5)	—	6.5
6 Months Longer	33.3	44.5	55.7
Bespoke	5% Lower	Unchanged	5% Higher

6 Months Shorter	(21.9)	(13.2)	(4.4)
Unchanged	(10.1)	—	10.1
6 Months Longer	3.3	15.0	26.7

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Liquidity and Capital Resources

Liquidity is a measure of a company’s ability to generate cash flows sufficient to meet short-term and long-term cash requirements of its business operations. Management monitors the liquidity of FIHL and of each of our operating insurance subsidiaries. As a holding company, FIHL relies on dividends and other distributions from its operating insurance subsidiaries to provide cash flow to meet ongoing cash requirements, including any future debt service payments and other expenses, and to pay dividends to the holders of our Common Shares and Series A Preferred Securities, if any.

During the years ended December 31, 2021 and 2020, FIHL received distributions from subsidiaries of $83.6 million and $50.5 million, respectively. FIID is an indirect wholly owned subsidiary of FIBL and hence does not pay dividends directly to FIHL. FIHL (and not, for the avoidance of doubt, its subsidiaries) held $15.1 million of cash and cash equivalents as of December 31, 2021 and $44.1 million as of December 31, 2020. Management considers the current cash and cash equivalents, together with dividends declared or expected to be declared by the operating insurance subsidiaries, sufficient to appropriately satisfy the liquidity requirements of FIHL, which are minimal at present.

The ability of the operating insurance subsidiaries to pay dividends or other distributions to FIHL is subject to the laws and regulations applicable in their relevant jurisdictions as well as the applicable operating insurance subsidiary’s need to maintain capital amounts adequate to maintain their (re)insurance operations and their financial strength ratings issued by independent rating agencies.

As a Bermuda class 4 (re)insurer, FIBL must maintain available statutory economic capital at a level equal to its enhanced capital requirement (“ECR”), which is established by reference to the Bermuda Solvency Capital Requirement (“BSCR”). Under the Bermuda Insurance Act 1978, as amended, FIBL is prohibited from declaring or paying a dividend if it is in breach of its minimum solvency margin, ECR or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. In addition, FIBL is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files with the BMA an affidavit stating that it will continue to meet the relevant solvency and liquidity margins. Without the approval of the BMA, FIBL is prohibited from reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements and any application for such approval must include an affidavit stating that it will continue to meet the required solvency and liquidity margins.

The PRA’s regulatory requirements impose no explicit restrictions on FUL’s ability to pay a dividend, but FUL must notify the PRA 28 days prior to any proposed dividend payment. Under the U.K. Companies Act 2006, as amended, dividends may only be distributed from profits available for distribution under applicable law.

The CBI regulatory requirements impose no explicit restrictions on FIID’s ability to pay a dividend, but FIID must notify the CBI prior to any proposed dividend payment. Under Irish company law, dividends may only be distributed from profits available for distribution under applicable law.

The operating insurance subsidiaries held $279.9 million and $913.0 million of unrestricted cash and unrestricted short-term investments as of December 31, 2021, and December 31, 2020, respectively. Management monitors the value, currency and duration of cash and investments held by the operating insurance subsidiaries to ensure they are able to meet their (re)insurance and other liabilities as they become due and was satisfied that there was a comfortable margin of liquidity as of December 31, 2021 and for the foreseeable future.

On an ongoing basis, the operating insurance subsidiaries’ sources of funds primarily consist of premiums written, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay reinsurance premiums, losses and loss adjustment expenses, brokerage commissions, general and administrative expenses, taxes, interest and dividends, and to purchase new investments. The potential for

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individual large claims and for accumulations of claims from any given single event(s) means that substantial and unpredictable payments may need to be made within relatively short periods of time. For a discussion of the volatility and liquidity of our investments, see “Risk Factors—Risks Relating to Financial Markets and Liquidity.”

For all material currencies in which our (re)insurance business is written, we seek to ensure that sufficient cash and short-term investments are held in such currencies to enable us to meet potential claims without having to liquidate long-term investments and adversely affect our investment return. This follows the matching principle that matches our assets and liabilities in currency to mitigate foreign currency risk whenever possible.

We manage these risks by making regular forecasts of the timing and amount of expected cash outflows and ensuring that we maintain sufficient balances in cash and short-term investments to meet these estimates. Notwithstanding this policy, if these cash flow forecasts are incorrect, we could be forced to liquidate investments prior to maturity, potentially at a significant loss. Historically, we have not had to liquidate investments at a significant loss to maintain sufficient levels of liquidity.

The liquidity of the operating insurance subsidiaries is also affected by the terms of our contractual obligations to policyholders and by undertakings to certain regulatory authorities to facilitate the issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders, or restricted for other reasons. The following table shows the forms of collateral or other security provided in respect of these obligations and undertakings as of each of December 31, 2021, December 31, 2020 and December 31, 2019:

	As of December 31,
	2021	2020	2019
	($ in millions unless stated in percentages)
Regulatory and client trusts and deposits:
Affiliated transactions	$281.5	$340.0	$264.7
Third-party	277.2	173.6	43.0
Letters of credit	409.7	336.5	331.3

Total restricted assets	$968.4	$850.1	$639.0

Total as percentage of investable assets	29.6%	28.6%	38.4%

See notes 7 (“Restricted Cash and Cash Equivalents”) and 8 (“Pledged Investments”) of our audited consolidated financial statements contained elsewhere in this prospectus for further detail on the restricted assets that we are required to maintain in accordance with contractual obligations to policyholders and in compliance with regulatory requirements.

Consolidated Cash Flows for the Year Ended December 31, 2021: Total net cash provided by our operating activities for the years ended December 31, 2021 was $363.1 million, as compared to $320.9 million for the year ended December 31, 2020. The increase in net cash provided by operating activities was primarily attributable to the significant growth in our business offset by increased claims activity. Our net cash decreased, primarily due to significant purchases of available-for-sale securities. For the year ended December 31, 2021, total net cash used in investment activities was $1,114.5 million and total net cash used in financing activities was $16.4 million. As of December 31, 2021, we had a balance of cash and cash equivalents of (including restricted cash and cash equivalents) $476.0 million.

Consolidated Cash Flows for the Year Ended December 31, 2020: Total net cash provided by our operating activities for the years ended December 31, 2020 was $320.9 million, as compared to $160.0 million for the year ended December 31, 2019. The increase in net cash provided by operating activities was primarily attributable to

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the significant growth in our business. For the year ended December 31, 2020, total net cash used in investment activities was $481.3 million and total net cash provided by financing activities was $948.3 million. As of December 31, 2020, we had a balance of cash and cash equivalents (including restricted cash and cash equivalents) of $1,238.5 million.

Contractual Obligations and Commitments: The gross unpaid provisions for losses and loss adjustment expenses as at December 31, 2021 was $1,386.5 million. The gross unpaid provisions for losses and loss adjustment expenses as at December 31, 2020 was $818.0 million. The gross unpaid provisions for losses and loss adjustment expenses as at December 31, 2019 was $730.7 million. For more information on provisions for losses and loss adjustment expenses please refer to note 10 (“Reserves for losses and Loss Adjustment Expenses”) of our audited consolidated financial statements contained elsewhere in this prospectus.

In addition, there are future commitments under various non-cancellable operating leases for Fidelis’ facilities. These total $45.6 million with $2.3 million due by the end of 2022, $8.5 million due within one to three years, $10 million due within three to five years, and $24.8 million due in more than five years.

Letter of Credit Facilities: As of December 31, 2021, there were letters of credit outstanding under the Standby Letter of Credit Facility Agreement with Lloyds Bank plc facility totaling $162.7 million (2020: $122.4 million), secured by collateral in the amount of $157.3 million (2020: $96.2 million). As of December 31, 2021, there were letters of credit outstanding under the Master Agreement for the Issuance of Payment Instruments with Citibank NA London Branch totaling $208.9 million (2020: $141.8 million), secured by collateral in the amount of $236.4 million (2020: $185.1 million). As at December 31, 2021 there were letters of credit outstanding under the Letter of Credit Facility with Barclays Bank plc totaling $23.4 million (2020: $99.4 million), secured by collateral in the amount of $nil (2020: $55.0 million) (the Letter of Credit Facility with Barclays Bank plc has both a secured and an unsecured tranche). As at December 31, 2021 there were letters of credit outstanding under the letter of credit facility with Bank of Montreal totaling $45.0 million (2020: $13.5 million), secured by collateral in the amount of $16.0 million (2020: $nil).

Capital Management

We maintain our capital at an appropriate level as determined by our Group Board-approved internal risk appetite and the financial strength required by our clients, regulators and rating agencies. We monitor and review the capital and liquidity positions of FIHL and its operating insurance subsidiaries on an ongoing basis.

The principal capital management transactions undertaken during the first six months of 2022 and the years ended 2021 and 2020 were as follows:

•	On February 10, 2020 FIHL issued 15,115,722 Common Shares for a total of $142.3 million, net of issuance costs;

•	On June 10, 2020, FIHL issued 37,536,911 Common Shares for a total of $355.0 million, net of issuance costs;

•

On June 18, 2020, we issued $300.0 million aggregate principal amount of 4.875% Senior Notes due 2030 (the “Initial Senior Notes”) pursuant to that certain Indenture (the “Base Senior Notes Indenture”), between FIHL, as Issuer, and The Bank of New York Mellon, as Trustee, Registrar, Transfer Agent and Paying Agent (the “Trustee”), and on July 2, 2020, we issued a further $30.0 million aggregate principal amount of 4.875% Senior Notes due 2030 (the “Additional Senior Notes” and, together with the Initial Senior Notes, the “Senior Notes”) issued by FIHL pursuant to that certain Supplemental Indenture No. 1 to the Senior Notes Indenture (together, the “Senior Notes Indenture”), between FIHL, as Issuer, and the Trustee, as Trustee, Registrar, Transfer Agent and Paying Agent;

•	On July 23, 2020 FIHL issued 14,764,344 Common Shares for a total of $139.0 million, net of issuance costs;

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•

On October 16, 2020 we issued $105.0 million aggregate principal amount of 6.625% Fixed-Rate Reset Junior Subordinated Notes due 2041 (the “Initial Subordinated Notes”) pursuant to that certain Indenture (the “Base Subordinated Notes Indenture”) between FIHL, as Issuer, and the Trustee, as Trustee, Registrar, Transfer Agent and Paying Agent, and on October 20, 2020 we issued a further $20.0 million aggregate principal amount of 6.625% Fixed-Rate Reset Junior Subordinated Notes due 2041 (the “Additional Subordinated Notes” and, together with the Initial Subordinated Notes, the “Subordinated Notes” and, together with the Senior Notes, the “Notes”) pursuant to that certain Supplemental Indenture No. 1 to the Subordinated Notes Indenture (together, the “Subordinated Notes Indenture”), between FIHL, as Issuer, and the Trustee, as Trustee, Registrar, Transfer Agent and Paying Agent;

•	On December 1, 2020 FIHL issued 4,517,750 Common Shares for a total of $60.6 million, net of issuance costs;

•	On July 15, 2021, FIHL issued 21,602,305 Common Shares for a total of $318.2 million, net of issuance costs; and

•	On August 26, 2021, FIHL repurchased 21,593,391 Common Shares for $320.9 million, including costs of $4.4 million.

Preferred Securities: As at December 31, 2021, FIHL has 12,102 Series A Preferred Securities outstanding that are classified in our balance sheet as debt.

Long-Term Debt: As at December 31, 2021, FIHL has $446.9 million in debt outstanding. Such debt is comprised of the June 2020 Notes, and the October 2020 Notes, referenced above. Other than the Series A Preferred Securities and the Notes, FIHL has no material debt outstanding.

Interest Payments to the Preferred Security Holders: During each of 2019, 2020 and 2021, we continued to make the quarterly cash interest payments to our preferred security holders. Interest payments in 2021, 2020 and 2019 were $5.3 million, $14.4 million and $21.8 million, respectively. The significant reduction in the amount paid between 2019 and 2021 was due to the repurchase of 18,388 preferred securities for $201.9 million in 2020.

Access to Capital: Our business operations are in part dependent on our financial strength and the opinions of the independent rating agencies thereof as discussed above in this prospectus. We believe our financial strength provides us with the flexibility and capacity to obtain funds through debt or equity financing as required from the private markets. Our ability to access the capital markets is dependent on, among other things, our operating results, market conditions, and our perceived financial strength. We regularly monitor our capital and financial position, as well as investment and securities market conditions.

Inflation: We consider the effects of inflation in pricing our contracts and policies through modeled components such as demand surge. Loss reserves are established to recognize likely loss settlements at the date payment is made. Those reserves inherently recognize the effects of inflation. The actual effects of inflation on our results cannot be accurately known, however, until claims are ultimately resolved.

Quantitative and Qualitative Disclosures about Market Risk

We believe that we are principally exposed to three types of market risk: interest rate risk, foreign currency risk and credit risk.

Interest Rate Risk. Our investment portfolio consists primarily of fixed maturity securities. Fluctuations in interest rates have a direct impact on the market valuation of these securities. Accordingly, our primary market risk exposure is to changes in interest rates. As interest rates rise, the market value of our fixed maturity portfolio falls and the converse is also true.

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We manage interest rate risk by maintaining a short-to-medium duration portfolio to reduce the effect of interest rate changes on the market value of these securities. We also enter into interest rate derivative contracts in the ordinary course of our investment activities to partially mitigate any negative impact of rises in interest rates on the market value of our fixed maturity portfolio.

As of December 31, 2021, our fixed maturity portfolio had an approximate duration of 1.9 years including the duration impact of the interest rate futures that are used to position the fixed maturity portfolio duration within target parameters.

The table below depicts interest rate change scenarios and the effect on our interest-rate-sensitive invested assets, including the impact of interest rate swaps:

Effect of Changes in Interest Rates on Portfolio Given a Parallel Shift in the Yield Curve
Movement in Rates in Basis Points	-100	-50	0	50	100
	($ in millions unless stated in percentages)
Market Value	$2,834.8	$2,808.8	$2,782.6	$2,756.1	$2,729.4
Gain/Loss	52.2	26.2	—	(26.5)	(53.2)
Percentage of Portfolio Dec 31, 2021	1.88%	0.94%	—	(0.95)%	(1.92)%
Percentage of Portfolio Dec 31, 2020	2.08%	1.04%	—	(1.04)%	(2.08)%

Foreign Currency Risk: Our reporting currency and functional currency is the U.S. dollar. As of December 31, 2021, 98.2% of our cash and investments was held in U.S. dollars as compared to 98.0% as of December 31, 2020, with the balance of 1.8% held primarily in British Pounds and Euros, as compared to 2.0% as of December 31, 2020.

Other foreign currency amounts are remeasured to the appropriate functional currency and the resulting foreign exchange gains or losses are reflected in the income statement. Both the remeasurement and translation are calculated using current exchange rates for the balance sheets and monthly exchange rates for the income statements. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed or otherwise hedged, which would in turn adversely affect our results of operations and financial condition. An increase or decrease of 25% in the U.S. dollar would result in additional gain or loss for the year ended December 31, 2021 of $26.3 million, as compared to $33.8 million for the year ended December 31, 2020 with an equal impact on net assets, assuming all other assumptions remain unchanged.

We will continue to manage our foreign currency risk by seeking to match our liabilities under insurance and reinsurance policies that are payable in foreign currencies with investments that are denominated in those currencies. This may involve the use of foreign exchange contracts from time to time. A foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign exchange contracts will not eliminate fluctuations in the value of our assets and liabilities denominated in foreign currencies but rather allow us to establish a rate of exchange for a future point in time.

As the foreign exchange contracts settle, the realized gain or loss is included with foreign exchange gains and losses in the income statement. For the year ended December 31, 2021, the amount recognized within foreign exchange gains and losses for settled foreign exchange contracts was a realized loss of $2.9 million as compared to a loss of $1.5 million for the year ended December 31, 2020. See “—Foreign Exchange and Foreign Exchange Contracts” above.

Credit Risk: We have exposure to credit risk primarily as a holder of fixed maturity securities and private securities. Our risk management strategy and investment policy are to invest mainly in debt instruments of high credit quality issuers. We also hold a portion of the portfolio in securities that are below investment grade or in other specialty asset classes. We reduce the amount of credit exposure by setting limits with respect to particular ratings categories, business sectors and any one issuer.

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We are also exposed to credit risk in respect of premium payments from clients and/or brokers, depending on whether the terms of business agreement with the broker is transfer or non-transfer of risk. In addition, we are exposed to the credit risk of our insurance and reinsurance brokers to whom we make claims payments for our policyholders, as well as to the credit risk of our reinsurers and retrocessionaires who assume business from us. Other than fully collateralized reinsurance, as of December 31, 2021 the substantial majority of our reinsurers have a rating by A.M. Best of “A” (Excellent), the third-highest of 15 rating levels, or better and the minimum rating of any of our material reinsurers is “A-” (Excellent), the fourth-highest of 15 rating levels, by A.M. Best. FIHL has a reinsurance recoverable balance with a counterparty that has a financial strength rating of B++ (Good) from A.M. Best as of December 31, 2021. The Group evaluates the financial condition of its reinsurers on a regular basis and monitors concentrations of credit risk with reinsurers.

As at December 31, 2021, the reinsurance balance recoverable on unpaid losses and loss adjustment expenses was $795.2 million (net of allowances for credit losses of $0.5 million), 2020: $382.2 million (net of allowances for credit losses of $0.4 million). The reinsurance balance recoverable on paid losses was $256.6 million (2020: $105.4 million) (net of allowances for credit losses of $nil, 2020: $0.3 million). See “Note 11: Reinsurance and retrocessional reinsurance” in our audited consolidated financial statements included elsewhere in this prospectus.

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BUSINESS

References to “Current Fidelis” refer to FIHL and its consolidated subsidiaries prior to the consummation of the Separation Transactions and this offering. References to the “Listed Group” refer to FIHL and its consolidated subsidiaries following the consummation of the Separation Transactions and this offering. Unless otherwise indicated, or the context otherwise requires, references herein to “Fidelis,” “Group,” “we,” “our,” “us,” and other similar references refer (i) prior to the consummation of the Separation Transactions and this offering to Current Fidelis and (ii) following the consummation of the Separation Transactions and this offering to the Listed Group.

Our History; Then to Now

Fidelis is a global (re)insurance company, with operations in Bermuda, Ireland and the United Kingdom. FIHL was formed in Bermuda in 2014 by Richard Brindle, under the principles of focused, process-driven and disciplined underwriting and risk selection, strong client and broker relationships and nimble capital deployment. Fidelis completed its initial funding and began underwriting business in June 2015 under the direction of an experienced management team led by Richard Brindle. Since then, Fidelis has assembled a diversified book of (re)insurance business and achieved scale as a specialty (re)insurer with GPW of $2.8 billion for the year ended December 31, 2021.

Subject to regulatory approvals, Fidelis will complete the Separation Transactions in order to create two distinct holding companies: FIHL and MGU HoldCo. FIHL will be the parent holding company for the Listed Group, is the issuer of the Common Shares sold by the Selling Shareholders in this offering and will continue to own all of the insurance operating subsidiaries of Current Fidelis, comprising of FUL, FIBL and FIID. FIID will convert from an Irish designated activity company to an Irish public limited company as part of the Separation Transactions and in due course may also merge with its wholly owned subsidiary, FIESA. The Listed Group will also have a newly incorporated service company, FIHL (UK) Services.

MGU HoldCo will be the parent holding company for the Fidelis MGU that will carry on the origination and underwriting activities of Current Fidelis and which will be led by Mr. Brindle. Its principal operating subsidiaries will be Pine Walk Capital, Pine Walk Europe and Bermuda MGU.

Subject to regulatory approvals, FIHL and MGU HoldCo will enter into a rolling 10-year Framework Agreement that will govern the ongoing relationship between the two groups of companies (see “Business—Our Corporate Structure” for additional details). As part of the Separation Transactions, Mr. Brindle’s employment agreement and the employment agreements of certain other senior management and other employees of Current Fidelis will remain with FML (the service company presently forming part of Current Fidelis, and which will transfer to and become part of the Fidelis MGU as part of the Separation Transactions), and Mr. Brindle will become the Chairman and Chief Executive Officer of the Fidelis MGU. See “The Separation Transactions.”

The Separation Transactions will allow FIHL to access the underwriting expertise of the Fidelis MGU while allowing the Fidelis MGU to attract and retain highly sophisticated underwriting talent, including Mr. Brindle and senior underwriters. We believe that the Separation Transactions will have structural benefits for both groups of companies, including increased flexibility to quickly respond to evolving insurance and reinsurance market conditions and helping sustain our strong underwriting results through access to top talent. Our objective following the Separation Transactions is to further solidify Fidelis’ position as a leading property, bespoke and specialty underwriter.

Our Company

Fidelis is a leading global provider of property, bespoke and specialty insurance and reinsurance products. We believe our differentiated underwriting positions us well to generate strong returns across (re)insurance

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cycles. FIHL will be led by Mr. Daniel Burrows who has more than 35 years of experience in the insurance industry and will be supported by a highly experienced management team that will continue to manage the operations of Fidelis based on our founding principles.

Following the Separation Transactions, the Listed Group will be positioned as a scaled, specialty insurance provider with exclusive right of first access to the Fidelis MGU’s underwriting business during the term of the Framework Agreement. Based on Fidelis’ historical experience, we expect this long-term partnership to deliver strong returns to our shareholders, primarily driven by our underwriting results. We aim to be good stewards of capital by effectively balancing capital deployment across market opportunities with capital distributions to our shareholders.

We will continue to benefit from decades of thought and process leadership and innovation through our strategic relationship with the Fidelis MGU. The management team of the Fidelis MGU, led by Mr. Brindle, has a robust track record built across multiple platforms. Mr. Brindle has more than 38 years of underwriting leadership, including founding Lancashire Holdings Limited (“Lancashire”) and holding leading roles at Syndicates 488 and 2488 at Lloyd’s of London (“Lloyd’s”). Teams led by Mr. Brindle oversaw Lancashire stock price appreciation of 412.0% from December 16, 2005 (the date of Lancashire’s initial public offering) to December 31, 2013 (immediately prior to his retirement from Lancashire), significantly exceeding the 71.0% price appreciation from a group of Lancashire’s publicly traded insurance company peers for the period (including Ace, XL, Arch, Everest, PartnerRe, Axis, Allied World, Renaissance Re, Validus, Montpelier, Greenlight Re, Third Point Re, Hiscox, Amlin, Catlin, Beazley and Novae). Mr. Brindle and his team also outperformed at Lloyd’s by delivering a 17.5% return on a straight average for Syndicates 488 and 2488 during his time there from 1986 to 1998, compared to Lloyd’s average return of 0.9% over the same period. Further, while at Fidelis, between 2018 and 2020 Mr. Brindle and his management team achieved strong underwriting performance with an average loss ratio of 39.0% and an average combined ratio of 81.0%. Fidelis has continued to significantly outperform peers across key growth and profitability metrics from 2017 to 2021. Fidelis’ combined ratio was 86.2%, 76.3%, 86.5%, 80.6% and 92.9% in 2017, 2018, 2019, 2020 and 2021, respectively, compared to a peer average combined ratio of 109.4%, 96.9%, 96.7%, 103.7% and 96.6% in 2017, 2018, 2019, 2020 and 2021, respectively. Fidelis’ peer group includes Arch., Argo, Aspen, Markel, W. R. Berkley, Hiscox, Beazley, Lancashire, Everest Re, Axis Capital and Renaissance Re. The Fidelis combined ratio is calculated as net loss, acquisition and administration expenses as a percentage of NPE. Peer combined ratios were calculated as the average of the reported combined ratios of each company.

We will continue to focus on nimble underwriting designed to capitalize on current market trends and dislocations as well as emerging risk solutions. We expect to maintain at a minimum the existing underwriting standards and where appropriate will look for enhancements. The team of underwriters at the Fidelis MGU intends to maintain the robust processes and use of technology that have been key to Fidelis’ historical success at ensuring its underwriting efforts capture recent market developments. We believe this close coordination reduces the likelihood of siloed underwriting and gives us a competitive advantage in our underwriting, risk assessment and ability to offer as many products as possible to clients. A crucial and distinguishing part of those robust processes is daily UMCC with practice leads and key members of senior management (including risk modeling, actuarial, legal, compliance, contract wordings and claims representatives) to provide live market insights and multiple perspectives to allow underwriters to quickly assess emerging opportunities, achieve strong underwriting and cross-sell across our product range. See “—Our Competitive Strengths” below for further detail.

Since we began underwriting business in 2015, Fidelis has reached an attractive scale in property, bespoke and specialty insurance and reinsurance markets while delivering robust results. Our GPW grew from $0.7 billion for the year ended December 31, 2018 to $2.8 billion for the year ended December 31, 2021, a compound annual growth rate of 59.0%, while delivering an average loss ratio of 48.4% and a combined ratio of 87.9% over the same period. In addition to earnings growth from the origination of new business, we believe that there is significant embedded earnings potential in previously written business due to the requirements of applicable

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accounting rules that revenue from written premiums must be recognized when earned over the life of a policy. This is reflected in our gross unearned premium reserve balance of $2.1 billion at December 31, 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for reconciliation of non-U.S. GAAP measures.

Our scale and access to the highly selective underwriting capabilities of the Fidelis MGU via our strategic relationship will allow us to capitalize on current insurance market trends and continue focusing on delivering growth coupled with strong underwriting results.

Our Commitment to Environmental, Social and Governance Matters

Fidelis is committed to being a leader in the industry with respect to standards for ESG matters. We are developing tools to measure impacts on the carbon intensity of our insurance portfolios, and we have been at the forefront of the market in seeking to use policy language to eliminate exposure to forced labor and modern slavery in the marine cargo line of business. Furthermore, FIHL’s investment portfolio is managed in a manner that is consistent with Fidelis’ sustainability principles and ESG objectives, including a target allocation to green, social and sustainable (“GSS”) investments, limitations on issuers with poor ESG ratings and limitations on select industries.

Additionally, we have taken action in each year since 2018 to more than offset our carbon emissions and are committed to becoming carbon neutral. In 2018, 2019, 2020 and 2021, we offset our carbon emissions at 125%, 150%, 200% and 150%, respectively, on a tons-of-carbon-equivalent basis through the use of carbon credits. We partnered with industry experts such as ClimatePartner in 2018 and 2019 and C-Level in 2020, to calculate our carbon emissions. We were awarded carbon credits through investments in Earth’s forests, including forest protection in investments in the April Salumei area of Papua New Guinea in 2018 and 2019 and reforestation projects in Nicaragua and Tanzania in conjunction with CommuniTree and Hazda Hunter Gatherers in 2020 and 2021, respectively.

In addition, Fidelis established the Foundation in December 2020. The Foundation contributes, among other things, towards the promotion of initiatives relating to anti-fascism, anti-racism, anti-discrimination, female education and empowerment, green education, helping to end poverty, prevention of cruelty against animals, and helping to end prejudice. Fidelis contributes up to 1.0% of its profits (capped at $2.0 million) on an annual basis to the Foundation, including $1.8 million funded in 2021.

Diversity and inclusion are integral to Fidelis and we aim to continue to pursue a strategy that increasingly reflects the markets in which we do business. We pursue a diversity and inclusion strategy that includes accountability, representation, advancement, culture, outreach and fostering a sense of belonging for all our employees. We employ targeted recruiting to identify diverse candidates and hire external agencies to advertise vacancies to increase hiring of women and ethnically diverse employees. We actively monitor outreach and interview stage progression to identify and remove any unconscious biases where they may exist in our processes or decision making. In addition, we seek to promote our diverse talent from within, identifying those that have potential to take on more senior roles and fast-tracking them through exposure to a wide range of business opportunities as well as structured training and development.

Strategic Relationship with the Fidelis MGU

We believe the insurance industry is evolving rapidly and is primed for further value chain disaggregation, which will allow specialist underwriters to benefit from access to clients and risks and to provide access to alternate forms of capital.

As part of the Separation Transactions, MGU HoldCo will become a minority investor in FIHL (holding approximately 9.9% of the Common Shares) and will enter into the Framework Agreement with FIHL to build a

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long-term agency relationship that provides strong economic and strategic alignment between the two groups of companies. The Framework Agreement, under which Fidelis will secure business from the Fidelis MGU, will have a rolling initial term of 10 years. Years one to three will roll automatically (each year resetting the term of the Framework Agreement to a new 10-year period) and the notice to roll will be deemed given at the end of years one, two and three (i.e., the years roll automatically and will not be subject to any underwriting target or preconditions to rolling). From year four onwards, the Framework Agreement will roll at the written election of FIHL, with such election to be delivered at least 90 days prior to the commencement of the subsequent contract year. Any decision by FIHL to elect not to roll the Framework Agreement on or after year four will mean that the remainder of the 10-year term then in effect will continue in place (i.e., the Framework Agreement will have a further nine years to run in the first year following the election by FIHL not to roll the Framework Agreement). See “Material Contracts and Related Party Transactions—Framework Agreement.” The Fidelis MGU will manage underwriting, origination, outwards reinsurance, actuarial and claims services with close review and oversight from the Listed Group to ensure adherence with the agreed upon Group Annual Plan, which sets out our underwriting parameters and risk tolerances in respect of our three-pillar underwriting strategy on a gross / net basis for each annual period. See “Material Contracts and Related Party Transactions—Framework Agreement—Subsidiary Annual Plans.” We also anticipate that the Fidelis MGU will provide us with a number of enterprise and support services on a cost plus basis, such as accounting, other finance and reporting services, IT infrastructure, maintenance and system development services and facilities management services pursuant to the Inter-Group Services Agreement to be entered into between FIHL and MGU HoldCo. It is also anticipated that separate and distinct from the Inter-Group Services Agreement, certain human resources services will be provided by the Fidelis MGU to the Listed Group pursuant to a separate agreement. See “Material Contracts and Related Party Transactions—Inter-Group Services Agreement.”

Following the consummation of the Separation Transactions, we will continue to leverage the Fidelis MGU’s sophisticated underwriting technology and talent and will benefit from our shared history in underwriting principles, strategic visions, and managerial approaches. Our arrangement will be governed by arm’s-length terms for origination and management consistent with industry commission levels, including market overrider commissions, and with a focus on aligning incentives for strong underwriting performance. Ceding commissions payable to the Fidelis MGU will be charged for underwriting, claims and actuarial pricing services and will be calculated based on net premium written to ensure alignment on reinsurance purchasing. To avoid fee duplication, ceding commissions payable for open market business sourced by the Fidelis MGU will be set at 11.5% and ceding commissions payable for business sourced by the Fidelis MGU via third-party managing general underwriters to whom underwriting authority has been sub-delegated by the Fidelis MGU will be set at 3.0%. Any existing business that will continue to be sourced by subsidiary cells of Pine Walk Capital (as part of Current Fidelis presently and which will transfer to the Fidelis MGU upon the completion of the Separation Transactions) will continue to follow the fees and commissions set under those agreements. For the year ended December 31, 2021, the fees and commissions attributable to subsidiary cells of Pine Walk Capital was approximately 11.0% on average of the total Pine Walk Capital GPW. Long-term objectives will be further aligned by FIHL paying an ongoing Portfolio Management Fee to the Fidelis MGU and a 20.0% profit commission on Binder Operating RoE above a hurdle rate of 5.0% calculated on a Listed Group basis. Binder Operating RoE is defined in the Framework Agreement as FIHL’s consolidated net underwriting margin (disregarding any business not underwritten by the Fidelis MGU following the date of the Framework Agreement and the effect of any FIHL Procured Outwards Reinsurance, as defined in the Framework Agreement) plus all overriders retained by the Listed Group (disregarding the effect of any FIHL Procured Outwards Reinsurance), minus an Administrative Expenses Allowance (defined in the Framework Agreement as a sum equating to 2.3% of net written premium), minus the proportion of FIHL’s costs of financing its debt and preferred securities included in FIHL’s total capital that is deemed to be allocated to the Fidelis MGU, minus the total accumulated ceding commission that is payable by the Listed Group to the Fidelis MGU, minus the Portfolio Management Fee relating to business underwritten by the Fidelis MGU, divided by the proportion of FIHL’s opening Common Shareholders Equity adjusted for dividend and equity raises (as set out in year-end consolidated audited accounts) that is deemed to be allocated to the Fidelis MGU. The calculation of such profit commission will include a deficit carry-forward mechanism for a maximum of two years in which the Binder Operating RoE is

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below zero. For a more detailed discussion of all the fees and commissions payable by the Listed Group in connection with its outsourced relationship with the Fidelis MGU, see “Material Contracts and Related Party Transactions—Framework Agreement—Fees and Commissions.”

We believe the Separation Transactions will give us, a scaled bespoke and specialty (re)insurer, long-term access to a sophisticated underwriting team focused distinctively on capital optimization and insurance portfolio management. Under this structure, we believe we will be well positioned to generate attractive returns, deploy capital toward profitable underwriting opportunities sourced through our strategic arrangement with the Fidelis MGU, and grow our business. The strategic arrangement adheres to our long-standing philosophy of writing insurance and reinsurance in areas where deep expertise is required to deliver an attractive risk / reward profile through (re)insurance cycles.

Our Business; Overview

We focus our business on three pillars: Bespoke, Specialty and Reinsurance. We believe our three-pillar strategy and capabilities allow us to take advantage of the opportunities presented by evolving (re)insurance markets and proactively shift our business mix across market cycles.

Bespoke

For the year ended December 31, 2021, the Bespoke pillar accounted for 21.1% of our GPW and 27.1% of our NPW with an underwriting ratio of 61.9% and a loss ratio of 28.3%. GPW in the Bespoke pillar grew from $209.9 million for the year ended December 31, 2017 to $588.0 million for the year ended December 31, 2021, a compound annual growth rate of 29.4%, despite our decision to maintain our GPW in 2020 at the same level as in 2019 in light of political and economic uncertainties arising from the COVID-19 pandemic. During the same period, our average underwriting ratio was 55.5% (45.6%, 55.5%, 50.1%, 64.6% and 61.0% in 2017, 2018, 2019, 2020 and 2021, respectively) . In 2021, the Bespoke pillar generated $96.0 million in underwriting income.

The Bespoke pillar focuses primarily on highly tailored and specialized products, including policies covering credit and political risk, political violence and terrorism, limited cyber reinsurance, tax liabilities, title, transactional liabilities and other bespoke products that fit our criteria. The relationships we have formed with clients and brokers, the underwriting expertise required, and nature of the underlying risks create a higher barrier to entry and help us maintain our position as a leader in the industry. Typically, these lines do not follow the established (re)insurance cycle and are largely influenced by prevailing economic conditions at a given time. As such, these products require highly specialized pricing and other models tailored to the risk profile. For example, for certain significant risk transfer transactions, pricing is largely driven by counterparty credit quality which has low correlation with current (re)insurance cycle and high correlation with the overall economy and macro events. As a result, Bespoke policies follow a different and diversified loss pattern relative to our Specialty and Reinsurance pillars.

The Bespoke portfolio has several economic features that we believe are financially attractive. The contracts often have multi-year tenors, and the products generally have expected low and stable attritional loss ratios over the exposure period. The combination of longer tenor and lower expected loss experience creates the potential to capture additional embedded value as premiums are earned over the exposure period under U.S. GAAP accounting. Additionally, the contracts are highly capital-efficient as these risks tend to have little or no correlation to peak natural catastrophe perils driving a higher RoE than other lines. Furthermore, the contracts typically have customized provisions rather than standard market contractual provisions, creating opportunities to optimize pricing and establish proprietary, recurring relationships with clients.

The Bespoke pillar benefits from quota share, aggregate, stop loss and excess of loss retrocessional cover and industry loss warranties, which helps to minimize the potential net losses in the business written.

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Our Bespoke pillar is central to our business, and we believe it is one of the key differentiators of our business from that of other specialty insurers. The specialist nature of this business combined with lower levels of market competition result in a less commoditized, more tailor-made product that delivers better and lower volatility underwriting performance with less exposure to the typical (re)insurance cycle. The capital-efficient nature of these products and potential for high RoE allow us to retain sufficient capital to withstand deterioration through (re)insurance cycles while avoiding accumulation of excess capital like many of our competitors focused primarily on high-volatility property reinsurance.

Specialty

For the year ended December 31, 2021, the Specialty pillar accounted for 40.0% of our GPW and 47.4% of our NPW with an underwriting ratio of 62.3% and loss ratio of 38.5%. GPW in the Specialty pillar grew from $70.8 million for the year ended December 31, 2017 to $1,115.2 million for the year ended December 31, 2021, a compound annual growth rate of 99.2%. During the same period, our average underwriting ratio was 61.4% (35.0%, 35.0%, 115.9% 59.0% and 62.3% in 2017, 2018, 2019, 2020 and 2021, respectively). In 2021, the Specialty pillar generated $201.8 million in underwriting income.

The Specialty pillar classes include aviation, energy, space, marine, contingency and property D&F. Given the current position of the reinsurance market in the insurance cycle, we have used our Specialty pillar increasingly to deploy capital targeted to natural catastrophe exposure through property D&F lines of business rather than through our Reinsurance pillar. We further capitalized on market dislocations and associated rate increases in key classes such as marine and aviation to increase the amount of business written. The Specialty pillar benefits from quota share, aggregate, stop loss and excess of loss retrocessional cover and industry loss warranties, which helps to minimize the potential net losses in the business written.

Our Specialty pillar provides us with access to capital-efficient business and facilitates diversification of our exposures. Due to the soft rate environment in years prior to 2020, this pillar has historically been the smallest contributor to our GPW. However, following the significant dislocation in the market beginning in late 2019, GPW attributable to our Specialty pillar significantly increased in 2020 and continued to do so in 2021.

In the Specialty pillar, we plan to leverage the Fidelis MGU’s ability to adapt to constantly evolving market dynamics and develop specialized and tailored pricing and aggregation models while maintaining a disciplined underwriting approach. Our underwriters work to form, and via the sophisticated underwriting expertise at the Fidelis MGU we plan to continue to develop, collaborative relationships with brokers and clients, offering them the full suite of our existing products as well as working with them to innovate new product ideas. This relationship-driven approach allows our underwriters, and will allow underwriters at the Fidelis MGU on our behalf, to identify from existing clients additional underwriting opportunities for providing cover on other related lines of business. We typically seek out capacity-driven layers with attractive pricing, often focusing on dislocated markets, and look to ensure successful and sustainable growth in this pillar through developing and maintaining an excellent broker network.

Reinsurance

For the year ended December 31, 2021, the Reinsurance pillar accounted for 38.9% of our GPW and 25.5% of our NPW with an underwriting ratio of 138.2% and a loss ratio of 114.2%. GPW in the Reinsurance pillar grew from $265.2 million for the year ended December 31, 2017 to $1,084.4 million for the year ended December 31, 2021, a compound annual growth rate of 42.2%. During the same period, our average underwriting ratio was 87.0% (81.5%, 65.7%, 72.8%, 77.0% and 138.2% in 2017, 2018, 2019, 2020 and 2021, respectively).

Our Reinsurance pillar consists of an actively managed, primarily residential property catastrophe reinsurance book, with closely controlled aggregates using our proprietary FireAnt aggregation and analytics

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system to monitor exposures in real time. The Reinsurance pillar also includes property retrocession and a limited amount of composite and multi-class asset reinsurance. In the context of excess of loss reinsurance products, we focus on underwriting attachment points largely exposed only to true catastrophe events. The portfolio is global in nature with a strong North American concentration and smaller exposures in Japan, Europe, Australasia and elsewhere throughout the world. The Reinsurance pillar benefits from quota share, aggregate, stop loss and excess of loss retrocessional cover, catastrophe bond cover and industry loss warranties, which helps to minimize the potential net losses in the business written. We believe our strategy of pursuing closely controlled aggregates and focusing on residential portfolios in the Reinsurance pillar helps keep volatility lower than a typical catastrophe book.

We intend to benefit from the Fidelis MGU’s sophisticated analytics capabilities and live aggregation tools, excellent relationships with a blend of regional and nationwide carriers (both in the United States and internationally), and strong retail and wholesale broker relations in the distribution of our products. Over the course of 2021 and 2022 to date, we developed a view of risk informed by thorough analysis and discussions with weather and forecasting experts. We have concluded that the effects of climate change on perils such as convective storm, flood and wildfire are not currently represented adequately in current vendor models. As such, we have superimposed our own expectations of frequency and severity on third-party vendor models, which are well in excess of average Bermuda (re)insurers’ loads, to form a base for exposure and aggregation tracking.

For the year ended December 31, 2021, the Reinsurance pillar had a $140.2 million net underwriting loss, primarily driven by the severity and frequency of catastrophes, in particular from Winter Storm Uri and Hurricane Ida in the United States and from Storm Bernd in Europe. We have taken proactive steps to reduce volatility and reshape our Reinsurance portfolio to focus only on clients with stronger financial and loss adjustment capabilities and the resources to adjust and manage high volumes of claims in-house. As a consequence, the property reinsurance portfolio is expected to be reduced for 2022, reducing natural catastrophe volatility across the portfolio. We are increasingly deploying reinsurance capital across large-scale, well-resourced national accounts away from smaller regional underwriters, who we believe are less able to adjust and manage large catastrophe events. We have reduced our exposure to the middle layers of treaty accounts which are more exposed to increased frequency and severity of losses as a result of climate change and secondary perils associated with floods and wildfires without commensurate increases in rates. Over time, we expect the impact of these changes to improve the quality of our natural catastrophe-exposed portfolios and reduce volatility. As ever, we will continue to leverage our nimble underwriting abilities and ability to adapt to constantly evolving market dynamics to source business when favorable market conditions are present. If there is an increase in property catastrophe rates, as well as favorable terms and conditions, we would intend to capitalize on those trends and dislocations.

Insurance Market Conditions

We believe we have significant market opportunities given our ability to innovate and adapt to evolving market conditions. The current insurance and reinsurance market environment has experienced a prolonged period of rate increases, structural enhancements and continued improvement of terms and conditions. However, we believe that the higher loss ratios experienced by many of our competitors in recent years due to the frequency and severity of catastrophes has caused some of them to reevaluate and reduce their catastrophe reinsurance business. As companies exit certain (re)insurance markets and/or reduce the scope of their underwriting activities, capacity has been reducing in certain classes, leading to significant year-on-year rate increases in the (re)insurance market since the end of 2019. Some classes of business that have experienced larger rate increases include property catastrophe, property D&F, specialty markets such as aviation, marine, energy and contingency and casualty markets such as medical malpractice and healthcare (with medical malpractice and healthcare being lines of business which Current Fidelis does not write) which is reflective of the hardening cycle being driven by a lack of underwriting profits rather than capital. Global commercial insurance prices rose 9.0% from the first quarter of 2022, the sixth consecutive quarter of price increase since global

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pricing increases peaked at 22.0% in the fourth quarter of 20202. In particular, we see the emergence of six themes supporting continued rate hardening:

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Climate Change. The frequency and severity of catastrophes is rising as seen by the increases in catastrophes globally in more recent years, requiring rate increases to keep pace. We believe that the impact of a warming climate and increased atmospheric moisture and changing weather patterns will result in increased frequency and severity of elemental catastrophe losses (elemental risks related to the elements i.e., weather related hail and storms etc.). The frequent incidence of annual industry-wide natural catastrophe losses in excess of $100 billion in the aggregate during the period from 2018 to 2021 has led us to reshape our portfolio and reduce our exposure to certain perils, thereby reducing the volatility traditionally associated with the property reinsurance classes. Many of our competitors have experienced higher loss ratios in the same period than in prior cycles and combined ratios in excess of 100%, causing them to reevaluate their levels of premium written against catastrophe reinsurance (see “—Competition”). Decreased participation has created a lack of supply of reinsurance capacity causing upward pressure on price. We expect this trend to continue, which would allow Fidelis MGU to underwrite select attractive policies on our behalf and position us to deliver strong risk-adjusted returns.

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Casualty. Reserves across the industry remain deficient for accident years from 2013 to 2019 based on prior year adverse developments for several casualty underwriters. Further adverse developments and actual loss payouts may deplete competitors’ capital and impair their ability to underwrite additional casualty risks. Given Fidelis has made the strategic decision not to write the traditional casualty classes such as general liability, financial lines, directors and officers, and errors and omissions, it is not affected by these potential capital constraining issues, which we believe provides us with a competitive advantage due to our continued position of strength.

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COVID-19. Despite improving case and severity data, we believe losses since the beginning of the COVID-19 pandemic have not yet been fully captured. A significant number of outstanding claims and litigation beyond traditional mortality policies persists which may lead to changes in future policies and the risk-appetite of current underwriters. Recent judicial decisions in local markets have made adverse rulings relating to business interruption and treating each case as a separate claim with single claim limits. These rulings could affect the general interpretation of business interruption policies and may increase the level of insurers’ liability in the relevant markets by reducing their ability to aggregate policyholders’ losses when applying single claims limits. Fidelis has limited or no exposure to highly impacted businesses (such as U.K. commercial insurance, contingency (which Current Fidelis began to write after the COVID-19 pandemic) and trade credit), and we continue to believe the effects of the COVID-19 pandemic will impact loss estimates for our competitors, future policies and competitor behavior.

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Cost Inflation. Numerous countries including the United States are experiencing inflation in wages, materials and parts. Real inflation for expert loss adjusters and building materials, exacerbated following a catastrophe, is causing an increase in loss ratios above modeled results for many insurers and complicating future estimates. This effect is increasing losses for multiple areas of the Excess & Surplus, Property & Casualty and reinsurance markets leading to rate increases and decreased appetite. Fidelis incorporates a specific cost inflation factor in its risk modeling to mitigate the effects of inflation. In addition, social inflation driven by changes in societal views on litigation aimed at insurers is a recent and developing risk highlighted by industry leaders and leading to larger claims. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Current Outlook, Market Conditions and Rate Trends.”

•

Cyber. Ransomware attacks and other cyber intrusions have risen materially in recent years. The industry broadly has taken differing views on the degree of tail risk and ultimate exposure from such breaches. We believe the frequency of ransomware, hacktivist attacks, and cyber intrusions will likely continue as cryptocurrencies and intermediaries facilitate ransom payments in a manner increasingly difficult for law enforcement agencies to track. The new and evolving nature of the product means that there are few precedents in litigation and claims. Fidelis exited its only direct cyber insurance contract of note under

[2]	Marsh Global Insurance Market Index Q2 2022

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which we retained exposure in 2021. Therefore, our cyber exposures are limited and concentrated in excess of loss reinsurance written in one of the subsidiary cells of Pine Walk Capital—Radius MGU. Given Fidelis’ limited exposure to cyber risk, it is not materially affected by these emerging and uncertain risks which may result in losses for our competitors and a competitive advantage for Fidelis.

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Conflict. The Ukraine Conflict has created uncertainty and potential losses for both global direct insurers and reinsurers. Some lines of business are subject to asymmetrical loss profiles exacerbated by war and armed conflict, which are likely to reduce supply and/or accelerate rate changes. Additionally, aviation, marine, political risk and political violence lines are likely to be particularly impacted as insurers calibrate their losses, reserve, and court proceedings begin on potential claims. Fidelis continues to monitor the Ukraine Conflict to determine the ultimate impact from lines of business which may be exposed to the Ukraine Conflict, including aviation, marine, political risk and political violence contracts.

These market conditions have led to a compelling dislocated underwriting opportunity in numerous specialty areas in which we underwrite.

Our Competitive Strengths

We believe that our competitive advantages are based on the following key strengths:

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“First choice” access to one of the best underwriting teams in the industry. The performance of our business portfolio will be a direct result of the capabilities of the Fidelis MGU management team, led by Richard Brindle, who, upon consummation of the Separation Transactions and concurrently with or prior to the closing of this offering, will become the Chairman and CEO of the Fidelis MGU. Mr. Brindle brings more than 38 years of experience in the insurance industry and is known for his track record of outperformance across Lloyd’s syndicates and Lancashire under his leadership. Mr. Brindle was acknowledged by A.M. Best in August 2018 to be one of the most successful underwriters in the worldwide insurance market and has a track record of outperformance over the past 30 years. From 2017 to 2021 the Fidelis MGU management team has consistently outperformed peers across key profitability and growth metrics. Between 2018 and 2020, Fidelis achieved strong underwriting performance with an average loss ratio of 39.0% and an average combined ratio of 83.8%. The Fidelis MGU management team brings over                 years of cumulative experience in broking, underwriting, corporate and actuarial roles as well as long-term client and broker relationships. Mr. Brindle previously founded Lancashire with over $1 billion of start-up capital in December 2005 and grew it into a key player in the (re)insurance market listed on the London Stock Exchange. Under the Framework Agreement, we will secure business for a rolling term of 10 years, providing long-term certainty that we will leverage the Fidelis MGU’s well-established and sophisticated underwriting capabilities. See “Material Contracts and Related Party Transactions” and “The Separation Transactions.”

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Significant scale achieved since establishment and clean platform for growth. We believe our scale achieved since inception and our access to the Fidelis MGU’s sophisticated underwriting analytics and technology platform will give us a competitive advantage. Since we started underwriting in 2015, we have grown our insurance book significantly through organic business expansion including through increased client penetration, new product development, long-term relationships and new reinsurance partnerships. Between 2018 and 2021, we had an industry-leading growth with an average year-over-year GPW growth rate of 51.0% compared to 17.3% from other specialty insurers during the same period (including Arch, W. R. Berkley, American Financial Group, RLI, Kinsale, Palomar, Everest Re, RenaissanceRe, Axis, Beazley, Hiscox, and Lancashire), while delivering top quartile underwriting profitability. As our long-tenor business lines (such as Bespoke products) continue to scale, we believe there will be higher convergence of NPE and NPW as prior period UPR continues to earn and have a favorable impact on NPE increasing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Measures and Non-U.S. GAAP Financial Measures.” We have limited exposures to legacy issues that predate our incorporation and impact many of our competitors. Such limited exposure allows Fidelis to focus on future underwriting with the Fidelis MGU’s strong underwriting team and analytics capabilities.

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•

Strong capital position. We have a strong balance sheet and are committed to preserving our financial strength. As of December 31, 2021, our total assets were $7.0 billion and our total cash and investments totaled $3,258.6, primarily highly rated, liquid fixed maturity assets. Our $2.5 billion total capitalization (which includes our preferred securities and issued debt) provides us with the flexibility to engage in attractive underwriting opportunities and scale quickly when market conditions warrant increased business.

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Nimble approach and focus on bottom line. We take pride in making reasoned decisions to actively enter and grow or reduce and exit specific lines of business as opportunity arises or diminishes. We believe our nimble approach and firm focus on bottom-line profitability (i.e., net income, as opposed to top-line growth) of each line of business is key to our strategy and success. We will establish our underwriting parameters and risk tolerances in respect of the three-pillar underwriting strategy in the Group Annual Plan, which will be prepared by the Fidelis MGU in consultation with the Listed Group and presented to the Listed Group for formal approval on a gross/net basis.

Our strategy is to increase line sizes where appropriate, take the lead in requiring rate changes and establish ourselves as the “go to” market for solutions through our in-force portfolio and new classes of specialty and bespoke products. Depending on market conditions, the Fidelis MGU, with our consent, may exercise its discretion in coordination with us to increase retention by reducing outwards quota shares to take further advantage of the continued hardening of rates. Similarly, we may also coordinate with the Fidelis MGU to increase line sizes as conditions warrant. We intend to grow specialty classes by writing large line sizes to further push rate increases and access new classes where there is significant market dislocation. We expect to grow our bespoke and specialty products through a combination of organic growth of our already well-established footprint, systematic cross-selling to clients and innovative new products while maintaining quality underwriting information, best-in-class risk selection and multi-line aggregation tools and technology.

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Access to well-diversified, multi-line (re)insurance risk. We prioritize pursuing a targeted diversification strategy focused on three pillars—Bespoke, Specialty and Reinsurance. We have built a portfolio leveraging our ability to remain agile across market cycles with 64 lines of business across our three pillars. Our products serve numerous industries, types of exposure, and geographies. We believe that the Fidelis MGU’s ability to price and aggregate bespoke risks, adapt to evolving market dynamics in the specialty market, and continually optimize in reinsurance markets uniquely positions us to continue to grow a profitable portfolio. The breadth of our portfolio offering in conjunction with our partnership with the Fidelis MGU also allows us to adjust line sizes and retention rates based on prevailing market conditions and achieve optimal economics for the overall portfolio. The three-pillar strategy is central to our growth as it allows us to deliver attractive risk-adjusted returns to shareholders in the long term by managing through (re)insurance cycles and deploying to the most favorable market conditions across the three pillars.

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Innovative product offering positioned for continued growth. We focus on building first mover advantages across our markets. Our product portfolio evolves in response to client demand for bespoke, tailored products and our market-driven, real-time assessment of risk. Over the past four years, we have grown our book of newly created solutions across a wide range of sectors including airline, intellectual property, marine, and residential mortgage, expanding our business lines to 64 lines as of December 31, 2021 from 43 as of December 31, 2017. Through this innovation, we have further strengthened our three-pillar strategy and our position as a skilled specialty insurer.

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Proprietary technology integration with full control of data. We will continue to leverage the Fidelis MGU’s proprietary and sophisticated technology platform. As a business that was established in 2014, Fidelis had the benefit of building a proprietary underwriting platform free from constrained legacy systems. We believe that the technology platform, which will transfer to the Fidelis MGU in connection with the Separation Transactions, has significant advantages over our competitors. It is our understanding, that many peers use hybrid platforms built more than a decade ago, that spread between various fragmented modules which reduce their agility and make it difficult to effectively analyze real-time data. Fidelis has a single holistic pricing, aggregation and analytics platform (i.e., FireAnt), which helps us avoid key pitfalls of other

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systems including: time wasted in duplicating data entry across multiple systems, inconsistency of modeling and pricing approach, inability to raise queries across multiple lines simultaneously, no direct link offered to outwards reinsurance and capital structures, and lag time for those other systems to respond to emerging risks. The technology platform will enable the Fidelis MGU to take full control of data with no “black box” third-party assumptions. We believe that the platform leverages best-in-class outside software with custom tools developed purposefully and in-house with the ability to aggregate and analyze data on a real-time basis. This includes third-party risk models and software, Jarvis (a custom integrated group data warehouse), Tyche (third-party capital modeling application), Prequel (a custom policy administration system) and FireAnt (a custom pricing, simulation, exposure aggregation, and portfolio optimization tool). FireAnt allows for optimization of returns and management of volatility and capacity based on real time data. The highly specialized data capabilities developed and presently in use by Fidelis have driven enhancement in underwriting across Bespoke and Specialty lines including marine, aviation and terror where live data is actively analyzed to unlock new opportunities.

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Embedded ESG initiatives that are core to our business. ESG is in the DNA of our company. Our commitment to ESG and following the initiatives set out below is core to our success as a business. We believe that the insurance industry has significant soft power to effect change because of its crucial role in the financing chain. In order to have a practical approach to implementation of ESG considerations, we have adopted the following as key areas of focus: animal welfare, armaments, capital punishment, coal and arctic drilling, anti-slavery/human trafficking and diversity and inclusion. The Fidelis MGU will continue to incorporate an ESG assessment into its underwriting on our behalf and is building out a system for underwriters to use as a reference tool when reviewing individual insurance risks. Fidelis has been at the forefront of the U.K. market in promoting the use of a forced labor clause in marine cargo business and is cooperating with the U.K. Independent Anti-Slavery commissioner and Anti-Slavery International, a non-profit organization to develop a commitment to which insurers and brokers can sign up. In 2021, we implemented forced labor clauses in 87.4% of our marine cargo accounts.

Fidelis is the first U.K. market insurer to sign up to The Poseidon Principles on Marine Insurance which pledges a net zero marine hull insurance portfolio. We are using our positions as industry thought leaders to shape future business by joining the UN convened Net Zero Insurance Alliance which commits to transition our insurance and reinsurance portfolios to net zero greenhouse gas emissions. We actively support the transition to a net zero global economy by making renewable energy one of our classes of underwriting, including the construction of offshore wind turbine farms. Fidelis became a member of ClimateWise in August 2022. The ClimateWise Principles require members to disclose their responses to the risks and opportunities of climate change and are aligned with the Task Force on Climate-related Financial Disclosure requirements and report annually on actions taken in support of those principles.

We drive employee engagement through opportunities for employees to live out their values at work. The employee-led Fidelis Insurance Green Team, which has representatives from each office, suggests ways to reduce our carbon impact and improve recycling rates, such as our 200% carbon usage offset in 2020 and 150% in 2021. We contribute up to 1.0% of our profits (up to $2 million annually) to fund The Foundation, including $1.8 million in 2021, which directs our charitable giving through a network of charities advocated for by our staff and allows staff volunteer opportunities. We support social mobility and diversity in our communities through our support for The Brokerage, a social mobility charity (a number of whose interns have become our full-time employees) and the Afro-Caribbean Insurance Network.

We maintain underwriting and investment restrictions that align with our ESG principles, such as excluding a number of sectors that we believe pose risks of harm to people, animals and the environment. Furthermore, FIHL’s investment portfolio is managed in a manner that is consistent with Fidelis’ sustainability principles and its ESG objectives. The core fixed maturity portfolio has target GSS investment thresholds, prohibits issuers with poor ESG ratings, and restricts certain industries and behaviors.

•	Highly experienced, well regarded management team. Our management team consists of industry veterans with many years of relevant experience in insurance, providing FIHL with the necessary functional

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support supplemented by the services stipulated under the Framework Agreement and Inter-Group Services Agreement. We will be led by Mr. Daniel Burrows, who, prior to joining Fidelis in 2015, was the co-CEO of Aon Benfield’s GRS division. Prior to assuming the CEO role at FIHL, Mr. Burrows had been leading Fidelis’ Bermuda operations and was most recently the Executive Chairman of FIBL and Group Managing Director. The other members of the management team are a mix of experienced individuals who have had held key roles at Fidelis and have long histories of working with the Fidelis MGU, along with other experienced professionals from other industry peers.

Our Strategy

We are set up to be nimble, thoughtful, and efficient decision makers and we believe that we are able to respond quickly to an ever-changing world and a constantly evolving marketplace. We believe these attributes allow us, together with the Fidelis MGU, to target opportunities that we expect to offer a compelling balance of risk and reward for our shareholders. We intend to continue to scale our business when favorable market conditions are present, pursue prudent capital management and profitable underwriting on a loss ratio and combined ratio basis, and target an Operating RoE of approximately 12.0%. Our strategy involves the following:

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Expand our presence in Bespoke and Specialty. We believe our access to the Fidelis MGU’s long and trusted relationships coupled with its industry-leading expertise will provide significant opportunity to quote, underwrite and bind attractive niche specialty insurance policies in an efficient manner. By focusing on markets in which the Fidelis MGU has particular expertise and in which we can provide new, innovative products, we believe we have a strong ability to capture profitable business. The Bespoke and Specialty pillars have benefited from a hardening pricing environment over recent years which has enhanced our recent profitability ratios.

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Generate underwriting profits. We will continue to focus on underwriting profitably through (re)insurance cycles in partnership with the Fidelis MGU. As our insurance portfolio matures and scales, we believe we will also have an opportunity to increase our underwriting leverage. We seek to direct capital to opportunities based on market conditions to address client needs at better pricing opportunities. We will leverage our relationship with the Fidelis MGU to continue disciplined underwriting via the use of the Fidelis MGU’s integrated technology solutions, including monitoring real-time market conditions to best capture unique opportunities.

The Fidelis MGU’s robust daily processes will enable it, on our behalf, to maintain a live, dynamic picture of the current underwriting environment that drives daily underwriting decisions, including our daily UMCCs. We believe that our risk selection as a result of these robust processes should allow us to deploy significant line sizes that in turn allow us to be a “rate maker” rather than a “rate taker.”

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Maintain diversification and low volatility. We seek to maintain significant diversification in our business lines which limits the correlations to single events. Our strategy has frequently generated better risk-adjusted returns than many of our competitors who focus on specific niches exclusively or have large exposure to natural catastrophe reinsurance. We have taken measures with the Fidelis MGU to actively manage and in many cases reshape our natural catastrophe exposure in light of greater severity and frequency of catastrophe events and concerns around global climate change.

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Uphold a strong balance sheet. We believe as interest rates rise, we will have opportunities to earn a higher yield while maintaining an appropriately conservative investment portfolio to support our business. We maintain robust procedures for setting our reserves and actively managing risk in our portfolio. During the last five years, we have been able to release $131.1 million from our reserves. We believe a robust balance sheet best positions us to be a provider of choice for policyholders and take advantage of large or sudden market pricing dislocations.

•	Manage capital prudently. We invest and manage our capital with a goal of generating strong RoE for investors. We believe market conditions will continue to warrant expansion of our premium volume and

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capital base to take advantage of attractive opportunities. We will seek to release excess capital as appropriate while balancing any return of capital with the need to take a prudent and efficient approach to capital sufficiency. We believe successful underwriting will allow us to grow our equity and support continued premium growth with an increased ability to fund growth from our own resources and return excess capital to shareholders over time, which may take the form of ordinary dividends, special dividends or share buybacks. Over the full market cycle, we expect to have additional opportunities to manage our capital in order to maintain an appropriate RoE for our shareholders which may include returning excess capital when market opportunities are limited in soft insurance markets.

Outwards Reinsurance or Retrocessional Coverage

We purchase reinsurance to cover the potential accumulation or aggregation of exposures and to cover specific business written when warranted. Under the Framework Agreement, we have delegated authority to design and place such outwards reinsurance to the Fidelis MGU in conjunction with the overall management of our book of business.

The amount of reinsurance we desire to purchase and our reasons for purchasing reinsurance will vary over time. We may purchase reinsurance to manage our capital and the volatility of our underwriting results more effectively or otherwise to facilitate the exit of certain business. This may include, inter alia, increasing our protection from underwriting risks, increasing our overall ability to deploy significant line sizes, reducing and spreading the risk of loss on our insurance and reinsurance business and limiting our exposure to multiple claims arising from a single occurrence.

FIHL and MGU HoldCo will agree to the specific parameters for purchasing outwards reinsurance cover for the Listed Group on an annual basis (the “Outwards Reinsurance Strategy”). The Fidelis MGU is delegated authority to purchase and alter outwards reinsurance cover for and on behalf of the applicable operating subsidiary provided that: (i) the proposed outwards reinsurance cover is consistent with the parameters set out in the Outwards Reinsurance Strategy; and (ii) the underwriting performance of the insurance business in the applicable year is within the pre-agreed parameters set out in the Subsidiary Annual Plan. However, prior to effecting such outwards reinsurance cover, the Fidelis MGU must obtain the approval of the relevant operating subsidiary’s Chief Underwriting Officer, who must respond to such proposal within two business days. Placements outside of the Outwards Reinsurance Strategy will be subject to a longer turnaround time as there is more substantive review to be conducted.

We purchase significant levels of reinsurance to reduce exposure to large loss events. The reinsurance we purchase takes the form of quota share, aggregate, stop-loss and excess of loss programs, catastrophe bonds and industry loss warranties. We evaluate the financial condition of our reinsurers regularly and monitor concentrations of credit risk with reinsurers. Subject to limited exceptions, all reinsurance premiums ceded and reinsurance recoverables are either fully collateralized or placed with reinsurers that are rated A- or better by A.M. Best. In some cases, the Fidelis MGU will be afforded discretion to purchase reinsurance for us from a non-rated source, subject to full collateralization of policy limits ceded under such reinsurance (for example, through purchase of industry loss warranties) or seek direct access to capital markets (for example, through catastrophe bonds).

When we purchase reinsurance protection, we cede to reinsurers a portion of our risks and pay premiums based upon the transferred risk or perils of the subject, right or interest protected by the reinsurance. Although the reinsurer will be liable to us in respect of the business ceded, we retain the ultimate liability in the event the reinsurer is unable to meet its obligations at some later date.

When purchasing outwards reinsurance, the Fidelis MGU will ensure that the placement of outwards reinsurance is within the defined terms of our counterparty risk appetite in respect of both the related credit

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exposure and aggregate exposure. It will also ensure that the outwards reinsurance purchased is in line with the Solvency II eligibility requirements for risk mitigation techniques, including but not limited to:

•	the contractual arrangements and transfer of risk are legally effective and enforceable in all relevant jurisdictions;

•	all appropriate steps have been taken to ensure the effectiveness of the arrangement and to address the risks related to that arrangement;

•	the Listed Group is able to monitor the effectiveness of the arrangement and the related risks on an ongoing basis;

•

the Listed Group has, in the event of a default, insolvency or bankruptcy of a counterparty or other credit event set out in the transaction documentation for the arrangement, a direct claim on that counterparty;

•	that there is effective transfer of risk; and

•	the requirements relating to collateral arrangements and guarantees.

Underwriting and Risk Management

Our underwriting ethos will be to underwrite (re)insurance business subject to a process-driven, disciplined, innovative and analytical approach with a focus on delivering superior solutions for clients and brokers. As part of the underwriting process, the Framework Agreement and the Delegated Underwriting Authority Agreements will set out the parameters and robust oversight procedures for the Fidelis MGU in assessing: (i) adequacy of underlying rates for a specific class of business and territory; (ii) the reputation of the proposed (re)insured; (iii) the geographic area in which the (re)insured does business, together with our catastrophe exposures and our aggregate exposures in that area; (iv) historical loss data for the (re)insured and, where available, for the industry as a whole in the relevant regions, in order to compare the historical loss experience to industry averages; (v) projections of future loss frequency and severity using its view of risk; (vi) if relevant, the perceived financial strength of the (re)insured; as well as (vii) certain ESG factors.

We focus on four key principles governing our underwriting and risk selection approach and strategy, as prescribed by the underwriting parameters and risk tolerances will be set forth in the Group Annual Plan:

(1)

Discipline. We will leverage the Fidelis MGU’s disciplined, analytical underwriting approach, which is focused on real time pre-quote peer review and management of portfolios to allow us to stay ahead of the curve in terms of our offering. As will be set forth in the Group Annual Plan, the Fidelis MGU employs robust underwriting controls, including the daily UMCCs. We believe, that the UMCC is unique among our peers. Coming together in this way on daily calls means that there is no siloed underwriting, there is management oversight over all underwriting decisions and there is cohesive portfolio composition across all business lines and pillars. This approach maximizes opportunities for cross-selling and brings a multidisciplinary lens to bear on each underwriting decision and across risk management, exposure management, compliance, contract wordings, actuarial review and claims review.

(2)

Clients and Brokers. Our primary focus is to aim to deliver superior solutions for our clients and broker partners. We will rely on the Fidelis MGU’s ability to move quickly in the changing market to deliver bespoke products meeting a client’s demands. Our model is built on the balance of the Fidelis MGU’s long-term relationships with quality clients and respect for the core broker distribution model. We encourage multi-tier engagement with brokers using consistent data points to measure performance and identify opportunities.

(3)

Innovation. We recognize that in an ever-changing and competitive market, we must put a lot of emphasis on creativity in bringing new products to market. We intend to benefit from the Fidelis MGU’s strong ability in development and innovation when creating new products and client-led

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solutions. Through our development of new coverages such as the Aircraft Finance Insurance Consortium, or need-driven innovations like policies covering Kabul relief flights and COVID-19 loss of hire, Fidelis has demonstrated an ability to work with clients and brokers to understand their needs and be ever-more responsive and relevant to them with the expanded product offering. We focus on being a “rate maker” rather than a “rate taker” given our strong position in the industry utilizing significant individual risk line sizes, which we expect the Fidelis MGU to perpetuate. We will encourage the Fidelis MGU to seek to find growth through first mover advantage in response to client demand for bespoke, innovative and new products, such as its recently developed marine transit COVID-19 quarantine product and a product to support the World Health Organization in its global roll-out of COVID-19 vaccines under its COVAX programme.

(4)

Risk and capital management. In order to optimize our risk and return, we will allow the Fidelis MGU flexibility within closely defined risk tolerances and appetites to allocate risk and capital. Through management’s focus and the outsourcing model with the Fidelis MGU, we expect to be able to actively manage risk on a gross and net basis, results in allowing us to increase our capital efficiency.

Investment Operations

Our investment strategy is focused on delivering stable investment income and reasonable total return through all market cycles while maintaining appropriate investment portfolio liquidity and credit quality to meet the requirements of our clients, rating agencies and regulators and support our underwriting activities.

Our investments are principally managed by two external investment managers through individual investment management agreements. Our Chief Investment Officer monitors activity and performance of the external managers on a regular basis and reports to the Board on at least a quarterly basis. As of December 31, 2021, our investments consisted primarily of a diversified portfolio of core fixed maturity securities (including U.S. Treasuries, non-U.S. government bonds, government agency bonds, corporate bonds, investment-grade emerging market debt, mortgage and other asset-backed securities), and a small allocation to risk assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Total Cash and Investments.”

The Investment Committee of our Board establishes investment policies and guidelines and supervises our investment activity. The Investment Committee regularly monitors our overall investment results and performance against our investment objectives, benchmarks, risk appetite and guidelines contained in the investment policy. Our current investment policy contains a prescriptive set of permitted investments and prohibited asset classes, guidelines specifying minimum criteria on the overall credit quality (in addition to individual issuer credit quality), ESG parameters, and liquidity characteristics of the portfolio and includes limitations on the size of certain holdings and restrictions on purchasing certain types of securities and other investments. Any material changes to our investment objectives, benchmarks, risk appetite and guidelines would require Board approval, and the Board will also be required to review any such proposed changes in light of their potential impact on the Fidelis MGU, its ability to perform underwriting activities and a general compatibility with the Group Annual Plan. See “Material Contracts and Related Party Transactions—Framework Agreement—Subsidiary Annual Plans.”

Our management team and the Investment Committee review our investment performance and assess credit and market risk concentrations and exposures to issuers. We follow an investment strategy designed to emphasize the preservation of capital and provide sufficient liquidity for the prompt payment of claims. These guidelines were reviewed in light of the ongoing COVID-19 pandemic and adjusted as necessary to ensure our investment portfolio remains within objectives. Although the COVID-19 pandemic continues to develop, our investment portfolio is diversified across sectors and issuers, and we have taken a number of steps to ensure that we hold sufficient cash available to meet our obligations. As of December 31, 2021, we had 14.6% of our total

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cash and investments held in cash and 77.3% of our total cash and investments was invested in core fixed maturity investments (with 13.9% of our fixed maturity portfolio rated BBB or lower and only 0.1% rated below BBB-).

Claims

Under the terms of the Framework Agreement and the respective Delegated Underwriting Authority Agreements, the claims management activities will be managed by the Fidelis MGU, while we retain an oversight function. The Fidelis MGU employs a staff of experienced claims professionals who will operate within the parameters set forth in the Framework Agreement and the respective Delegated Underwriting Authority Agreements, which provide for a delegated claims authority up to a maximum monetary threshold. Claims that exceed the delegation threshold must be referred back to us for oversight and involvement in resolution within predefined timelines and claims subject to coverage disputes and/or litigation will be handled by a separately agreed procedure.

The claims professionals employed by the Fidelis MGU work closely with its underwriting team to achieve consistency and efficiencies across all lines of business. We are committed to offering prompt and professional claims service to its policyholders and service providers and the Fidelis MGU has, on our behalf, developed processes and internal business controls for identifying, tracking and settling claims.

The key responsibilities of the claims management departments include:

•	Processing, managing and resolving reported insurance or reinsurance claims efficiently and accurately to ensure the proper application of intended coverage and expense;

•	Making timely payments in the appropriate amount on those claims for which the Listed Group is legally obligated to pay;

•	Selecting appropriate counsel and experts for claims, managing claims-related litigation and regulatory compliance;

•

Contributing to the underwriting process by collaborating with the underwriting teams and senior management in terms of the evolution of policy language and endorsements and providing claim-specific feedback and education regarding legal activity; and

•

Contributing to the analysis and reporting of financial data and forecasts by collaborating with the finance and actuarial functions relating to the drivers of actual claim reserve developments and potential for financial exposures on known claims.

Reserves for Losses and Loss Adjustment Expenses

Reserve estimates are derived by us after extensive consultation with the underwriters and actuaries employed by the Fidelis MGU, actuarial analysis of the loss reserve development, comparison with industry benchmarks and preliminary contract level loss reserve estimates prepared by the Fidelis MGU. The reserves for losses and loss adjustment expenses include an amount determined from reported claims and estimates based on historical loss experience and industry statistics for IBNR losses using a variety of actuarial methods. For additional discussion of our reserves, refer to note 10 (“Reserves for Losses and Loss Adjustment Expenses”) of our audited consolidated financial statements contained elsewhere in this prospectus.

Loss reserves represent estimates, at any given time, of what we ultimately expect to pay on claims, based on facts and circumstances then known, and it is probable that the ultimate liability may exceed or be less than such estimates. Even actuarially sound methods can lead to subsequent adjustments to reserves that are both significant and irregular due to the nature of the risks written. Loss reserves are inherently subject to uncertainty. In establishing the reserves for losses and loss adjustment expenses, we make various assumptions relating to the

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pricing of reinsurance contracts and insurance policies and also considering available historical industry experience and current industry conditions. The timing and amounts of actual claim payments related to recorded reserves vary based on many factors, including large individual losses and changes in the legal environment, as well as general market conditions. The ultimate amount of the actual claim payments could differ materially from our estimated amounts. Certain lines of business have loss experience characterized as low frequency and high severity. This may result in significant variability in loss payment patterns and, therefore, may impact the related investment management process in order to be in a position, if necessary, to make these payments. The unpaid reported reserves for losses and loss adjustment expenses are established by management based on reports from brokers, ceding insurers and insureds and represent the estimated ultimate cost of events or conditions that have been reported to, or specifically identified by us. Generally, it is anticipated that reserves will be established without regard to whether we may subsequently contest the claim. Following the consummation of this offering and the Separation Transactions, we and the Fidelis MGU will, pursuant to the Framework Agreement and the respective Delegated Underwriting Authority Agreements, jointly undertake the reserving process with our reserving teams and the claims and actuarial teams at the Fidelis MGU. Ultimate ownership and sign-off responsibility over our reserving will remain with us. The reserves for IBNR losses and loss adjustment expenses are established by our management based on actuarially determined estimates of ultimate losses and loss adjustment expenses, and other related data and analysis to be provided to us by the Fidelis MGU. Inherent in the estimate of ultimate losses and loss adjustment expenses are expected trends in claim severity and frequency and other factors which may vary significantly as claims are settled, and accordingly, ultimate losses and loss adjustment expenses may differ.

These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, will be recorded in losses and loss adjustment expenses in the period in which they become known. IBNR reserves are calculated on a best estimate basis and are established by our management based on a combination of management’s professional judgment and various actuarial methods, growing loss experience, historical (re)insurance industry loss experience, estimates of pricing adequacy trends and other related data and analysis to be provided by the Fidelis MGU. Due to the limited historical data available, and limited loss experience available to us due to its relatively short period of operations, reliance is placed upon industry data and a review of individual policies. Estimates are calculated at the lowest level line of business, separately for gross and ceded, and for attritional, extreme and catastrophic claims.

The reserve estimates contain an inherent level of uncertainty, and actual results may vary, potentially significantly, from the estimates we have made. Reserves are reviewed on a quarterly basis and estimates are adjusted to reflect emerging claims experience. We are supported by our external loss reserve specialist, Willis Towers Watson, which reviews our reserves annually.

Other principal actuarial methods, and associated key assumptions, used to perform our loss reserve analysis include paid and incurred chain ladder, paid and incurred Bornhuetter-Ferguson method and credible claims reserves. We may however employ a number of different reserving methods depending on the pillar, the line of business, the availability of historical loss experience and the stability of that loss experience. Over time we may determine to give additional weight to our historical loss experience in our reserving process due to the then-applicable maturation of our reserves, and the increased availability and credibility of the historical experience.

Our surplus capital over BSCR (i.e., the capital we hold over and above the minimum BSCR) was $1,818 million as of December 31, 2021, which equated to a solvency capital ratio of 326.0% for the purposes of ECR coverage. Our BSCR for the year ended December 31, 2021 indicated that we held a large amount of capital in excess of regulatory capital requirements. FIHL’s indicative ECR as of December 31, 2021 was $804.6 million.

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Competition

The (re)insurance industry is highly competitive and we compete with major insurers, reinsurers and alternative capital managers. While there is no one direct competitor for us given our business strategy, and we may have other categories of peer groups or competitors, our competitors may include multi-line property and specialty (re)insurers such as Arch, Argo, Aspen, Markel, W. R. Berkley, Hiscox, Beazley, Lancashire, Everest Re, Axis Capital, and Renaissance Re, and diversified insurers such as Berkshire Hathaway. The industry has seen and continues to see a trend of consolidation, and we believe that our unique business model and focus on quality, service and experience over scale differentiates us from our competitors seeking growth from mergers or acquisitions. See “Risk Factors— Risks Relating to the Group’s Business and Industry—Consolidation in the (re)insurance industry could adversely impact our business and results of operations.”

Our Corporate Structure

The following chart presents a simplified summary overview of our corporate structure for the current Group and for us following the consummation of this offering and the Separation Transactions. For a more detailed description of our organizational structure and an overview of the Separation Transactions see “The Separation Transactions.”

Current Group Structure

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Proposed Final Insurance Group Structure

Ratings

Ratings by independent agencies are an important factor in establishing the relative financial and operational strength of (re)insurance companies and are important to our ability to market and sell our products and services. Rating agencies continually review the financial positions of (re)insurers, including us.

As of December 31, 2021, S&P assigned Current Fidelis an “A-” financial strength rating (with a positive outlook). S&P has also assigned a BBB long-term issuer rating on FIHL. On August 5, 2022, following the announcement of the proposed Separation Transactions, S&P revised its rating outlook for FIHL to stable from positive and affirmed “BBB” long-term issuer credit rating. It also affirmed the “A-” long-term issuer credit and financial strength rating for FIBL, FIID and FUL.

As of December 31, 2021, A.M. Best assigned Current Fidelis an “A” (Excellent) rating (with a stable outlook). Additionally, A.M. Best has also assigned a “BBB” long-term issuer credit rating to FIHL. On July 28, 2022, following the announcement of the proposed Separation Transactions, A.M. Best placed under review with negative implications the financial strength rating of “A” (Excellent) and the long-term issuer credit rating of “A” (Excellent) of FIBL, FIID and FUL. In addition, A.M. Best has placed under review with negative implications the long-term issuer credit rating of “BBB” (Good) to FIHL.

On August 1, 2022, Moody’s Investors Service (“Moody’s”) assigned a “Baa2” long-term issuer rating to FIHL and “A3” insurance financial strength ratings to FIBL, FUL and FIID. The outlook for Current Fidelis is stable.

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These ratings are intended to provide an independent opinion of our insurance subsidiaries’ ability to meet their respective obligations to policyholders or of FIHL’s ability to meet the terms of its long-term debt obligations in a timely manner, as applicable, but are not ratings of the securities and are not recommendations to buy, sell or hold our securities.

Each rating reflects the respective rating agency’s opinion of the business, capitalization, results, management and ownership of the entity to which it relates and ratings are not an evaluation directed to investors in our securities or a recommendation to buy, sell or hold our securities. Ratings may be revised or revoked at the sole discretion of A.M. Best or S&P.

For a discussion of some potential risks relating to the ratings of Fidelis, see “Risk Factors—Risks Relating to the Group’s Business and Industry.”

Employees

As of December 31, 2021, we had 216 permanent employees across our three locations in London, Dublin and Bermuda (not including employees of Pine Walk Capital or any of its subsidiary cells (both of which are part of Current Fidelis and which will transfer to the Fidelis MGU upon completion of the Separation Transactions)). Following the consummation of the Separation Transactions, we expect headcount to decrease to below 100 as some employees transfer to the Fidelis MGU. The Inter-Group Services Agreement provides for the outsourcing of corporate services for several corporate functions including finance and accounting services and IT infrastructure services to the Fidelis MGU. See “Material Contracts and Related Party Transactions—Inter-Group Services Agreement.”

None of our arrangements with employees are subject to collective bargaining agreements.

Facilities

We lease office space in Bermuda, Ireland and the United Kingdom. We and the Fidelis MGU renew and enter into new leases in the ordinary course of business. We have taken a new 10-year lease for a floor in 22 Bishopsgate in London. The lease commenced in September 2021, and we transitioned to the new space in May 2022. To the extent this office space will be shared by us and the Fidelis MGU following the consummation of this offering and the Separation Transactions, FIHL will be located within the existing three Fidelis offices – London, Bermuda and Dublin. Segregation will be required through use of user access control to protect commercially confidential information and related interactions. For further discussion of our leasing commitments as of December 31, 2021, see note 15 (“Commitments and Contingencies—Lease Commitments”) of our audited consolidated financial statements contained elsewhere in this prospectus.

The London and Irish leases for Current Fidelis are held by FML and will remain as part of the Fidelis MGU following the consummation of the Separation Transactions and this offering. A portion of these premises may be sub-let by FML to FIHL (UK) Services, thereby enabling occupation by Listed Group staff, or the Listed Group may take leases for its own premises directly. The Bermudian lease is held by FIBL and is expected to be transferred to an entity within the Fidelis MGU as part of the Separation Transactions, with sub-leasing arrangements then put in place as outlined above in respect of the U.K. and Ireland. The existing Pine Walk Capital lease will also remain as part of the Fidelis MGU following the consummation of the Separation Transactions and this offering.

The offices of Pine Walk Capital, at 37-39 Lime Street in EC3 in London, will remain with the Fidelis MGU. Pine Walk Capital has a five-year lease for the first floor as of July 2021.

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Information Technology

We require complex and extensive IT systems to run our business and are reliant on third parties for the provision of important services, including finance systems and processes and IT infrastructure including software, claims management and investment management services. We have autonomy over our financial and regulatory reporting, with use of dedicated Oracle Fusion general ledger and Solvency II reporting tools.

Following the consummation of this offering and the Separation Transactions, the technology platforms will remain with the Fidelis MGU. The proprietary tools and systems including the Prequel Policy Administration system, the Jarvis Data Warehouse, and the FireAnt analytics system will be owned by the Fidelis MGU and will be licensed for use by us as appropriate pursuant to the outsourcing arrangements. See “Material Contracts and Related Party Transactions—Other—Licensing Arrangements.”

Legal Proceedings

Similar to the rest of the insurance and reinsurance industry, we will from time to time be subject to litigation and arbitration in the ordinary course of business. We may also be subject to other potential litigation, disputes and regulatory or governmental inquiry from time to time in the ordinary course of business. As of the date of this prospectus, there are no such proceedings pending or instituted which could significantly affect or have recently significantly affected our financial condition or results of operations.

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MANAGEMENT AND CORPORATE GOVERNANCE

Executive Officers and Directors

The following table sets forth, as of the date of this prospectus, the names, ages and positions of the individuals who are expected to serve as our directors and executive officers at the time of this offering of our Common Shares as set forth in this prospectus. We are currently reviewing the anticipated composition of our Board and the executive management team. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate and provide the relevant disclosure regarding such individuals.

Name	Age	Position
Daniel Burrows		Chief Executive Officer and Executive Director
Allan Decleir		Chief Financial Officer
Michael Pearson		Chief Risk Officer and Executive Director
Hinal Patel		Fidelis MGU Nominee and Non-Executive Director
Daniel Brand		Non-Executive Director
Dana LaForge		Non-Executive Director
Non-Executive Director
Non-Executive Director
Chair and Non-Executive Director

Biographical Information

Biographical information on our directors and executive officers is set forth below.

Executive Officers

Daniel Burrows. Mr. Daniel Burrows has been a director of FIHL since April 2022 and will become the Chief Executive Officer of FIHL with effect from the consummation of the Separation Transactions either concurrent with or prior to this offering. Mr. Burrows joined Current Fidelis in 2015 and currently serves as executive chairman of FIBL and Group Managing Director and prior to that served as CEO of FUL. Prior to joining Current Fidelis Mr. Burrows was co-CEO of Aon Benfield’s Global ReSpecialty (GRS) division from 2013 to 2015. Specializing in non-marine retrocession and the aviation, marine and energy sectors, among others, Mr. Burrows supported Aon Benfield’s business hubs across North America, Europe, the Middle East, Africa and Asia Pacific. Prior to this, he was Deputy CEO of the GRS division from 2008 until 2013. Mr. Burrows began his career as a non-marine property broker at Greig Fester in the 1980s, later joining the retrocession team and then leading that team following a merger with Benfield in 1997.

Allan Decleir. Mr. Decleir will become the Chief Financial Officer of FIHL with effect from the consummation of the Separation Transactions either concurrent with or prior to this offering. Prior to assuming this executive position, Mr. Decleir has been a consultant to FIBL since June 1, 2022. He has over 26 years of experience in the (re)insurance industry. Since June 2015, Mr. Decleir has been an independent consultant for ThreeSeas Consulting Ltd, providing management consulting services in the Bermuda (re)insurance market. Mr. Decleir was also a Listings Manager at the Canadian Securities Exchange from February 2019 until March 2022. Prior to this, he was Executive Vice President & Chief Financial Officer of Platinum Underwriters Holdings, Ltd. (“Platinum”) from June 2010 until March 2015, overseeing SEC, financial and regulatory reporting. He first joined Platinum’s Class 4 reinsurance subsidiary, Platinum Underwriters Bermuda, Ltd. (“Platinum Bermuda”), in 2003, and, from 2005 until his promotion to Platinum’s Group CFO, served as Senior Vice President and Chief Financial Officer. Prior to joining Platinum Bermuda, Mr. Decleir was the Chief Financial Officer of Stockton Reinsurance Limited from June 1996 to May 2003. He began his career at Ernst & Young in 1988, taking on various positions in Canada and Bermuda. Mr. Decleir was granted a National Association of Corporate Directors governance fellowship in 2017 and achieved the “Directorship Certified”

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designation in 2022, and earned the Associate in Reinsurance designation from the Insurance Institute of America in 2000. Mr. Decleir holds a Bachelor of Business Administration from Wilfrid Laurier University and is a Chartered Professional Accountant (Chartered Accountant).

Michael Pearson. Mr. Pearson has been a director of FIHL since April 2022 will become the Chief Risk Officer of FIHL with effect from the consummation of the Separation Transaction either concurrent with or prior to this offering. Prior to this, Mr. Pearson has been a consultant to FUL since May 2022 and was a senior independent non-executive director of FUL from October 2015 to December 2020 and has been Chairman of the FUL board since January 2021. He has over 35 years of experience in the insurance industry and was the Chief Risk Officer at Lancashire from March 2010 until February 2013. Mr. Pearson has held roles as Head of Internal Audit in both the Lloyd’s and company markets and Chief Risk Officer roles in the UK and abroad. He is a chartered accountant and a fellow of the Chartered Insurance Institute.

Non-Employee Directors

Hinal Patel. Mr. Patel joined Current Fidelis in September 2015. Prior to that he was the Bermuda Chief Actuary at Catlin from June 2011 to August 2015. After graduating from the London School of Economics, Mr. Patel began his career at actuarial consultancy Bacon & Woodrow in September 1998. He went on to work for Mercer from                2001 to                2003, before joining Catlin in the London office in October 2003, with responsibility for providing actuarial support to the reinsurance business group. Mr. Patel’s role expanded in                2009 to oversee the actuarial support for the short tail classes of business in the United Kingdom. He was appointed Chief Actuary for Catlin Bermuda in June 2011. Within that role, Mr. Patel oversaw the actuarial, catastrophe modeling and capital functions for the Bermuda entity. Mr. Patel is a Fellow of the Institute of Actuaries and a member of Current Fidelis’ Executive Committee. Mr. Patel will become the Chief Financial Officer of the MGU HoldCo with effect from the consummation of the Separation Transactions either concurrent with or prior to this offering.

Daniel Brand. Mr. Brand was appointed on July 26, 2021. Mr. Brand joined CVC in 2009 and has been serving as Senior Managing Director, U.S. Head of Financial Services and Co-Head of Business Services at CVC since 2020. Mr. Brand leads CVC’s private equity activities in U.S. financial services, co-leads CVC’s private equity activities in U.S. business services and is based in New York. In addition to his responsibilities originating, executing and managing investments for CVC’s large cap private equity fund strategies, Mr. Brand is an investment committee member of CVC’s Climate Finance Fund. Prior to joining CVC, Mr. Brand worked at DLJ Merchant Banking Partners and Credit Suisse in the investment banking division covering financial institutions. Mr. Brand holds a Bachelor of Science in Economics from Princeton University and a Master of Business Administration from Harvard Business School.

Dana LaForge. Mr. LaForge was appointed on                . Mr. LaForge joined Pine Brook in June 2020 and is a partner on the financial services investment team and a member of Pine Brook’s Investment Committee. Mr. LaForge also represents Pine Brook on the boards of directors of Amedeo Capital Limited, Belmont Green Limited, and Clear Blue Insurance Group. Prior to joining Pine Brook, he was the founder and managing director of Colonnade Financial Group from 2002-2020, a spin out from Deutsche Bank created to manage a private equity portfolio. In this role he served as a partner of Brera Capital Partners and served on the investment committee of Blum Capital Partners. Prior to Colonnade, from 1985-2002 Mr. LaForge served in numerous senior executive roles at Deutsche Bank Alex. Brown and its predecessor companies, Bankers Trust and BT Alex. Brown also serving as the head of the North American financial institutions group in investment. Mr. LaForge holds a Bachelor of Science in Commerce and Accounting from Washington & Lee University and a Master of Business Administration from Harvard Business School. He also serves as a director of a venture philanthropy fund, the Myeloma Investment Fund.

                .                 will be appointed Chair of the Board with effect from the                      consummation of the Separation Transactions either concurrent with or prior to this offering.

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Director Independence

As foreign private issuer, under the listing requirements and rules of                we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. The listing standards of                 require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees is independent. In addition, the listing standards of                 require that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act and that compensation committee members satisfy independence criteria set forth in                . Nevertheless, the listing standards further provide that a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board has affirmatively determined that                 and                 meet the definition of “independent director” under the applicable rules of                . In making this determination, the Board considered the relationships that each such non-employee director has with FIHL and all other facts and circumstances that the Board deemed relevant in determining such director’s independence, including beneficial ownership of Common Shares. As a result, in accordance with listing standards of                , a majority of our directors are independent.

Family Relationships

There is no family relationship between any director or executive officer and any other director or executive officer or any person nominated to become a director or executive officer.

Board Composition

FIHL’s business and affairs are managed under the direction of the Board.

Upon the listing of our Common Shares on                , the Amended and Restated Bye-Laws will provide that the Board will be divided into three classes, designated Class I, Class II and Class III, as nearly equal in number as possible, with the directors in each class serving staggered three-year terms, and one class being elected each year. Our current directors will be divided among the three classes as follows:

•	the Class I Directors will be , and their initial terms will expire at the first annual general meeting to be held after the consummation of this offering;

•	the Class II Directors will be , and their initial terms will expire at the second annual general meeting to be held after the consummation of this offering; and

•	the Class III Directors will be , and their initial terms will expire at the third annual general meeting to be held after the consummation of this offering.

See “Description of Share Capital—Certain Provisions of the Amended and Restated Bye-Laws—Classified Board.”

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth in “—Biographical Information” above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Role of the Board in Risk Oversight

The Board is responsible for overseeing our risk management process. The Board focuses on our general risk management strategy and the most significant risks facing us, as well as oversees the implementation of risk

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mitigation strategies by management. Our Chief Executive Officer and other executive officers regularly report to our non-executive directors and the audit committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls.

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, FIHL is permitted to follow, and does follow, home country corporate governance practices instead of certain corporate governance practices required by                 for U.S. domestic issuers, provided that FIHL discloses which requirements it is not following and the equivalent requirement in Bermuda (i.e., its home country). FIHL intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC, and the                 corporate governance rules and listing standards.

FIHL relies on the foreign private issuer exemption to certain of                ’s corporate governance standards with respect to matters related to its, compensation committee requirements, independent director oversight of executive compensation, proxy solicitation, quorum and shareholder approval. In particular, as of the date of this prospectus, our compensation committee and nominating and corporate governance committee may not satisfy all of the corporate governance rules of                 applicable to U.S. domestic companies listed on                . FIHL may decide to rely upon the foreign private issuer exemption for purposes of opting out of some or all of the corporate governance rules applicable from time to time to U.S. domestic companies.

Because FIHL is a foreign private issuer, its directors and senior management will not be subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Committees of the Board

Upon the listing of our Common Shares on                , the Board will have an audit committee, compensation committee, investment committee, risk committee, and nominating and corporate governance committee. The Board may have such other committees as it shall determine from time to time. Each of the standing committees of the Board has the composition and responsibilities described below. Upon the listing of the Common Shares, copies of each committee’s charter will be posted on our website, www.fidelisinsurance.com/                . The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Audit Committee

Upon the listing of our Common Shares on                , our audit committee will consist of                .                will serve as the chairperson of our audit committee. The Board has determined that                 satisfy the criteria for “independence” under Rule 10A-3 under the Exchange Act and the applicable listing standards established by                . To the extent that our audit committee is not already composed of a majority of independent directors, the Board will appoint one or more additional independent directors to the audit committee within 90 days of the effective date of the registration statement of which this prospectus forms a part and, to the extent our audit committee is not then already entirely composed of independent directors, again within one year of the effective date of the registration statement of which this prospectus forms a part. The non-independent members of the audit committee will resign from the audit committee as the additional independent directors are added, so that within one year of the effective date of the registration statement of which this prospectus forms a part, all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under applicable corporate

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governance standards. Pursuant to its written charter, our audit committee is responsible for, among other things, preparing the audit committee report required by the SEC to be included in our proxy statement and assisting the Board in the oversight of: (i) the audits and integrity of our financial statements; (ii) the effectiveness of our internal control over financial reporting; (iii) our independent auditor’s qualifications, performance and independence; (iv) the performance of our internal audit function; (v) our compliance with legal and regulatory requirements; (vi) the performance of our compliance function; (vii) the evaluation of related party transactions; (viii) our risk management policies and procedures; (ix) pre-approving audit and non-audit services and fees; and (x) establishment and maintenance procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters, or federal and state rules and regulations, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. Our internal audit team reports functionally and administratively to our Chief Financial Officer and directly to the audit committee.

The Board has determined that                 qualifies as an “audit committee financial expert” in accordance with the                 listing rules.

Compensation Committee

Upon the listing of our Common Shares on                 , the compensation committee, which will consist of                .                 will serve as the chairperson of our compensation committee. The Board has determined that                 satisfy the criteria for “independence” under the applicable listing standards established by                . Pursuant to its written charter, our compensation committee, among other things, assists the Board with its responsibility with respect to the oversight of: (i) setting the compensation of our executive officers; (ii) reviewing and making recommendations to the Board regarding compensation of our directors, including equity-based and certain incentive compensation plans; (iii) preparing the compensation committee report required to be included in our proxy statement or annual report under the rules and regulations of the SEC when such disclosure is required by SEC rules; (iv) appointing and overseeing any compensation consultants; and (v) performing such other duties and responsibilities as may be consistent with the provisions of its charter.

Nominating and Corporate Governance Committee

Upon the listing of our Common Shares on                , the Board will establish a nominating and corporate governance committee, which will consist of                .                 will serve as the chairperson of our nominating and corporate governance committee. The Board has determined that                 satisfy the criteria for “independence” under the applicable listing standards established by                . Pursuant to its written charter, the nominating and corporate governance committee will be responsible for, among other things: (i) identifying individuals qualified to become members of the Board and recommending candidates for election to the Board; (ii) reviewing the composition of the Board and its committees; (iii) developing and recommending to the Board corporate governance guidelines that are applicable to us; and (iv) leading the Board in its annual review of performance.

Investment Committee

Upon the listing of our Common Shares on                , the Board will establish an investment committee, which will consist of                .                 will serve as the chairperson of our investment committee. Pursuant to its written charter, the investment committee will be responsible for, among other things: (i) recommending investment strategy, investment risk appetite and investment risk limits to the FIHL Board; (ii) reviewing and approving new asset classes and material changes to the investment portfolio; (iii) overseeing investment policies, guidelines and benchmarks; (iv) delegation of investment related authorities and responsibilities to sub-committees and management; and (v) monitoring investment risk, compliance, portfolio composition, investment performance and activity.

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Risk Committee

Upon the listing of our Common Shares on                , the Board will establish a risk committee, which will consist of                .                 will serve as the chairperson of our risk committee. Pursuant to its written charter, the risk committee will be responsible for, among other things: (i) evaluating FIHL’s risk appetite and tolerances; (ii) overseeing risk management and related policies and guidelines; (iii) establishing risk policies and guidelines; and (iv) overseeing the Board’s responsibilities related to risk management exposure.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board or compensation committee of another entity that has one or more executive officers serving on the Board or our compensation committee.

Code of Business Conduct and Ethics

Upon the listing of our Common Shares on                , the Board will adopt a code of business conduct and ethics applicable to our employees, directors and officers, including our Chief Executive Officer, Chief Financial Officer and other executive and senior officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of                . This code will be a “code of ethics,” as defined in Item 406(b) of Regulation S-K under the Securities Act. Upon consummation of this offering, our code of ethics will be available on our website, www.fidelisinsurance.com/                . We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

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EXECUTIVE COMPENSATION

The following disclosure describes the material elements of the compensation framework for the Listed Group and the general principles to be followed by the Listed Group in the administration of its compensation framework, including a long-term incentive plan, and is presented based on the scaled disclosure rules applicable to “foreign private issuers” under the rules of the SEC. The discussion in this section contains forward-looking statements that are based on current considerations and expectations relating to executive compensation programs and philosophy. As business needs evolve, the compensation programs that we adopt may differ materially from current or planned programs as summarized in this section.

Summary of Compensation

Non-Executive Directors

The non-executive directors of Current Fidelis, who receive compensation from us, receive an annual cash fee for their services as director of $200,000. In the case of directors appointed by the Institutional Investors, all compensation is paid directly to the relevant Institutional Investor. The aggregate compensation paid to the non-executive directors of Current Fidelis in the year ended December 31, 2021 was $                , in addition to reimbursements for all reasonable and properly documented expenses.

Senior Management

The aggregate compensation, consisting of salaries, annual cash bonuses and equity awards, paid by Current Fidelis to its executive officers in the year ended December 31, 2021, was approximately $                . For any executive officer who was also a director of Current Fidelis in the year ended December 31, 2021, no additional compensation was paid for their service as director.

Post-Offering Compensation Program Overview

Non-Executive Directors

Upon the consummation of the Separation Transactions and this offering, a compensation program will be adopted for the non-executive directors of FIHL. In addition to an annual retainer non-executive directors will also be reimbursed for reasonable and properly documented expenses incurred in relation to the performance of their duties as directors, including travel expenses incurred in connection with their attendance at Board and committee meetings.

Directors who are also executive officers of FIHL upon the consummation of the Separation Transactions and this offering will not receive additional compensation for their service as directors.

Senior Management

Upon the consummation of the Separation Transactions and this offering, a compensation program will be adopted for the executive officers of FIHL. Our policies with respect to the compensation of our executive officers will be administered by the compensation committee under delegation from the Board. See “—Committees of the Board—Compensation Committee.” The compensation policies that we plan to follow are intended to provide for compensation that is sufficient to attract, motivate and retain executives of outstanding caliber while also striking an appropriate balance between competitive executive compensation and long-term shareholder value creation.

To help establish compensation levels and to advise on annual and long-term incentive plan design, the existing compensation committee of FIHL has retained the services of Korn Ferry as its independent compensation consultant to adapt the compensation framework for the Listed Group as described herein.

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Philosophy

When establishing and reviewing our compensation philosophy and programs, we design our program to promote strong financial performance both annually and on a long-term basis through a combination of base salaries, cash bonus awards, and LTIP Awards. We consider whether such programs align the interests of our directors and officers with those of our shareholders and whether such programs encourage unnecessary or excessive risk taking. Base salaries will be fixed in amount and, consequently, we do not see them as encouraging risk taking. Executive officers of FIHL will also be eligible to receive a portion of their total compensation in the form of annual cash bonus awards. While the annual cash bonus awards focus on achievement of annual goals and could encourage the taking of short-term risks at the expense of long-term results, our annual cash bonus awards represent only a portion of each eligible executive officer’s total compensation, and are tied to both corporate performance measures and the executive officer’s individual performance, and are at the discretion of the compensation committee. We believe that the annual cash bonus awards will appropriately align the interests of our executive officers with our interests and those of our shareholders, and will encourage eligible executive officers to focus on specific goals important to our success while not encouraging unnecessary or excessive risk-taking.

In the normal course of business, the Chief Executive Officer of FIHL will be tasked with proposing the base salary, the annual cash bonus and the LTIP Awards subject to the Long-Term Incentive Plan (each, as defined below) for the executive officers, excluding himself. Once proposed, the compensation committee will discuss such proposal and arrive at a conclusion. The compensation committee will also make the decision regarding the Chief Executive Officer’s compensation, but will ensure that full and proper dialogue with the Chief Executive Officer has taken place before arriving at its conclusion. The compensation committee will also determine the maximum amount of cash bonuses and LTIP Awards that can be paid in any year. All decisions of the compensation committee will be final and binding.

Compensation Components

The following section provides a discussion of the components of the compensation program anticipated to be adopted by FIHL with effect from the completion of the Separation Transactions and this offering, and to be administered by the compensation committee under delegation from the Board.

The primary elements of the total compensation package anticipated for our executive officers upon consummation of the Separation Transactions and this offering include base salary, annual cash bonuses, and LTIP Awards.

Base Salary

We anticipate setting base salary and fixed pay for our executive officers in line with the market median of our major competitors to fairly and competitively compensate executives for their positions and the scope of their responsibilities.

Annual Cash Bonus

The purpose of our annual cash bonus program is to reward executive officers and employees for achievement against key financial and non-financial operational goals that will help drive long-term business strategy and are predicates of shareholder value. The compensation committee will approve the annual bonus payments for the Chief Executive Officer and based upon input from the Chief Executive Officer, for each of the eligible executive officers.

Bonuses will be based on a formulaic calculation, though are entirely discretionary, so that executive officers can be confident that an even-handed approach will be taken, and executive officers will be able to

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readily understand the effect of financial and personal performance on their bonuses. Two core elements will be assessed by the compensation committee when determining the bonuses: (i) the Listed Group’s financial performance (“Financial Performance”) and (ii) the executive officers’ and employees’ strategic and personal performance (“Personal Performance”). The weighting of each element will be based on pre-determined percentage allocations. For purposes of the annual cash bonus pool calculation, Financial Performance will be based on achievement by the Listed Group of the business plan then in force (e.g., achieving predetermined RoE targets). Personal Performance will be based upon individual achievement of clearly articulated objectives created and agreed to at the beginning of each financial year. The annual cash bonus is designed to operate in such a way that the Personal Performance element of the bonus will be funded if the predetermined threshold RoE target is met for the Financial Performance element of the annual cash bonus.

The Chief Executive Officer will agree to key goals for each of the eligible executive officers, including himself, which should include specific objectives relating to each executive officer’s division in respect of the business plan then in force. Such objectives will be appropriately weighted in advance so that the overall performance rating is representative of the overall performance. An overall performance rating will be determined based on achievement of these key objectives, based on the relevant executive officer’s demonstrated commitment to the Group’s culture and ethos, and their effectiveness as a manager and leader.

The annual cash bonuses will be proposed by the executive management team and approved by the compensation committee towards the beginning of each year when the information necessary to compute the bonuses has been obtained. Once approved, the bonuses will be paid within the first quarter of each year. In order to receive an annual cash bonus, an executive officer must be employed and not under notice on the day of payment, unless such executive officer has officially retired or been made redundant after the end of the fiscal year but before the payment date for the bonuses. Executive officers who are deemed to be “partially meeting requirements” or less will not be eligible for any annual cash bonus payment regardless of the Listed Group’s financial performance. If the Financial Performance is below the minimum payout level then payment of all annual cash bonuses to any executive officer will be discretionary.

Long-Term Incentive Plan

Our long-term incentive plan (the “Long-Term Incentive Plan”) will seek to create a strong and long-term alignment between our management team and our shareholders. The awards granted pursuant to the Long-Term Incentive Plan (the “LTIP Awards”) will be determined based upon an individual’s prior year performance and will also be based on the individual’s role and seniority. LTIP Awards will be determined by the compensation committee and may be delivered in the form of any of: restricted stock units, public stock units, share options and cash. LTIP Awards are anticipated to be split between time- and performance-vesting, dependent on the level of seniority, with the highest proportion of performance-based awards to be awarded to the Chief Executive Officer and the most senior executive officers. All LTIP Awards will be governed by an omnibus equity plan that is anticipated to be adopted by FIHL with effect from the completion of the Separation Transactions and this offering.

The LTIP Awards will relate to our Common Shares and are expected to vest over a three-year period. There will be time-based LTIP Awards that are subject to time-based vesting and performance-based LTIP Awards that are subject to performance-based vesting. The time-based vesting LTIP Awards are expected to vest three years from the date of grant. For the performance-based LTIP Awards there are expected to be two vesting conditions: (1) the first will be based on the Listed Group’s absolute financial performance against an average financial metric over three years and will have the potential to vest up to a maximum above the target for exceptional performance and (2) the second will be based on the Listed Group’s relative financial performance against a well-defined peer group and will have the potential to vest up to a maximum above the target for 100th percentile performance against a defined peer group.

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Our compensation philosophy is that total compensation including base salary, annual cash bonus and LTIP Awards, should have the potential to deliver above-market levels of reward for outstanding performance.

Employment Agreements

We will enter into employment agreements with our Chief Executive Officer, Chief Financial Officer, Chief Risk Officer, Chief Actuary and General Counsel that will be conditional on the consummation of this offering. The exact form of such employment agreements will be determined by the compensation committee under delegation from the Board. We anticipate that the employment agreements will set forth each executive officer’s initial base salary and eligibility for the annual cash bonus and LTIP Awards and may include, among other terms and conditions, certain customary severance and change of control arrangements.

The employment agreements will also contain limitations on outside activities, confidentiality obligations, and covenants restricting the solicitation of employees and customers, as well as certain non-compete restrictions following termination of employment. The specific details of each employment agreement are currently under review. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate and provide the relevant disclosure regarding such employment agreements.

Defined Contribution Plan

We will adopt and maintain a defined contribution plan for executive officers with effect from completion of the Separation Transactions.

We will offer all staff the choice of making contributions into the defined contribution pension scheme, subject to applicable pension rules. With respect to employees in the U.K., where employer pension contributions may exceed the annual allowance cap permitted by law, the Listed Group will offer all employees the option of an equivalent salary supplement that is payable less employer national insurance subject to Company discretion.

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PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of Common Shares as of                , 2022 by (i) each person who is known by us to beneficially own more than 5.0% of the Common Shares or is expected by us to beneficially own more than 5.0% of the Common Shares after this offering; (ii) each of our directors; (iii) each of the named executive officers; (iv) all of our directors and executive officers as a group; and (v) each of the Selling Shareholders (as defined below).

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of such securities, or to dispose or direct the disposition of such securities, or has the right to acquire such securities or such powers within 60 days.

We have deemed Common Shares subject to warrants or RSUs exercisable within 60 days of                , 2022 to be outstanding and to be beneficially owned by the person holding such warrants or RSUs for the purpose of computing the percentage ownership of that person. Our warrants comprise “in the money” warrants and “out of the money” warrants. Immediately prior to the consummation of the Separation Transactions and conditional upon the completion of the Separation Transactions, the outstanding “in the money” warrants will vest, and all vested “in the money” warrants at such time (comprising both those “in the money” warrants that vest pursuant to the foregoing and those that are already vested) that are eligible for exercise will be exercised on a cashless basis. The “in the money” warrants will be exercised on a cashless basis at their respective exercise price, and the number of Common Shares to be received by each holder of the warrants will be equal to (i) an amount equal to (a) the value per Common Share based on the price that MGU HoldCo paid for its 9.9% interest in our Common Shares less (b) the relevant exercise price, multiplied by (ii) the number of Common Shares subject to the applicable warrants, divided by (iii) the value per Common Share (as computed at (i)(a) above). The “out of the money” warrants will be forfeited as part of the completion of the Separation Transactions. The outstanding RSUs will vest immediately prior to and be conditional upon the consummation of the Separation Transactions due to the time-based or performance-based conditions (as applicable) being accelerated at the discretion of the Board or the compensation committee. All such vested RSUs will be exercised on a cashless basis and the Common Shares represented by such exercise are also included for the purposes of computing the beneficial ownership percentages in the table below.

To our knowledge, except as disclosed in the footnotes to the following table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all Common Shares shown as beneficially owned by such beneficial owner.

For purposes of the table below, the percentage ownership calculations for beneficial ownership are based on                 Common Shares outstanding as of                 , 2022. Such beneficial ownership information is presented on the following basis:

•	before giving effect to the Separation Transactions (as described in “The Separation Transactions”) and before the consummation of this offering, as at , 2022;

•	after giving effect to the Separation Transactions, including the vesting of the RSUs and the exercise of the warrants, and prior to the consummation of this offering; and

•	after giving effect to the Separation Transactions, including the vesting of the RSUs and the exercise of the warrants, and following the consummation of this offering.

The information in the table and the footnotes below with respect to each Selling Shareholder has been obtained from that Selling Shareholder. When we refer to the “Selling Shareholders” in this prospectus, we mean the individuals and entities listed in the table below as offering Common Shares as well as the pledgees, donees, assignees, transferees, successors and others who may hold any of the Selling Shareholders’ interest.

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Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner listed under “Certain Executive Officers and Directors” is Waterloo House, 100 Pitts Bay Road, Pembroke HM08, Bermuda.

	Shares Before Separation Transactions and this Offering		Shares After Separation Transactions, including Full RSU Vesting of and Warrant Exercise, and Prior to this Offering		Shares After Separation Transactions, Including Full RSU Vesting and Warrant Exercise, and After this Offering
	Number	%	Number	%	Number	%
Name and Address of Beneficial Owner 5.0% Stockholders
Crestview Funds(1)		*		*		*
CVC Falcon Holdings Limited(2)		*		*		*
Access Funds(3)		*		*		*
Pine Brook Feal Intermediate L.P.(4)		*		*		*
Platinum Ivy B 2018 RSC Limited(5)		*		*		*
SPFM Holdings LLC(6)		*		*		*
MGU HoldCo(7)		*		*		*

Certain Executive Officers and Directors
Daniel Burrows(†)(8)		*		*		*
Richard Brindle(†)(8)		*		*		*
Charles Mathias(†)(8)		*		*		*
Hinal Patel(†)(8)		*		*		*
Directors and executive officers as a group (four individuals)

Other Selling Shareholders
Entities Affiliated With Alfa Insurance Corporation(9)			*		*	*
Capital Z Partners (Fidelis) LP(10)		*		*		*
UDI Partners LLC Series A1(11)		*		*		*
Paxton Holdings LLC(12)		*		*		*
Verlencia Aberdeen(†)		*		*		*
Kevin Adams(†)		*		*		*
Ian Burford(†)		*		*		*
Nicholas Cook(†)		*		*		*
Richard Coulson(†)		*		*		*
Jonathan Creagh-Coen(†)		*		*		*
Elaine Dainty(†)		*		*		*
Malcolm Destro		*		*		*
David Ezekiel(12)		*		*		*
Nadia Feenstra(†)		*		*		*
Arthur Ferryman		*		*		*
Benjamin Fortune(†)		*		*		*
Simon Giles(†)		*		*		*
Harry Gray(†)		*		*		*
Lauren Greenidge(†)		*		*		*
Rob Herron(†)		*		*		*
Richard Holden(†)		*		*		*
Sharon Ingham(†)		*		*		*

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	Shares Before Separation Transactions and this Offering		Shares After Separation Transactions, including Full RSU Vesting of and Warrant Exercise, and Prior to this Offering		Shares After Separation Transactions, Including Full RSU Vesting and Warrant Exercise, and After this Offering
	Number	%	Number	%	Number	%
Louise Jarvis(†)		*		*		*
Robert Kelly(†)		*		*		*
James Levitas(†)		*		*		*
Marchelle Lewis(†)		*		*		*
Jeffrey Loper(†)		*		*		*
Gerhard Lubbe(†)		*		*		*
Timothy Lyle		*		*		*
Charles Mathias(†)		*		*		*
Heather McKenna(†)		*		*		*
Robyn Mosley(†)		*		*		*
Phillip Murfet(†)		*		*		*
Lily Outerbridge(†)		*		*		*
Eleen Paul(†)		*		*		*
Matthew Ranson(†)		*		*		*
John Ringold(†)		*		*		*
Patricia Roufca(†)		*		*		*
Kelly Skates(†)		*		*		*
Philip Thompson		*		*		*
Savannah Thompson(†)		*		*		*
Ian Turner(†)		*		*		*
Philip Vandoninck(†)		*		*		*
Andy Wetmiller(†)		*		*		*
David Woods(†)		*		*		*
Augustin Yiptong(†)		*		*		*
Michael Cottell(†)		*		*		*
Katie Earl(†)		*		*		*
Erie Moloney(†)		*		*		*
John-Paul O’Hare(†)		*		*		*
Niall Parr(†)		*		*		*

(*)	Less than 1%.

Included for each of those individuals are Common Shares subject to exercise of warrants or vesting of RSUs in the following amounts:

Employee Selling Shareholder	RSUs	Warrants
Daniel Burrows
Richard Brindle
Charles Mathias
Hinal Patel
Verlencia Aberdeen
Kevin Adams
Ian Burford
Nicholas Cook
Richard Coulson
Jonathan Creagh-Coen

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Employee Selling Shareholder	RSUs	Warrants
Elaine Dainty
Nadia Feenstra
Ben Fortune
Simon Giles
Harry Gray
Lauren Greenidge
Rob Herron
Richard Holden
Sharon Ingham
Louise Jarvis
Rob Kelly
James Levitas
Marchelle Lewis
Jeffrey Loper
Gerhard Lubbe
Heather McKenna
Robyn Mosley
Phil Murfet
Lily Outerbridge
Eleen Paul
Matt Ranson
John Ringold
Patricia Roufca
Kelly Skates
Savannah Thompson
Ian Turner
Philip Vandoninck
Andy Wetmiller
David Woods
Augustin Yiptong

(1)

Represents                 Common Shares held by Crestview FIHL Holdings LP, Crestview FIHL TE Holdings Ltd, Crestview IV FIHL Holdings LP and Crestview IV FIHL TE Holdings LLC (collectively, the “Crestview Funds”), including                 Common Shares subject to warrants held by the Crestview Funds, which, conditional upon the completion of the Separation Transactions, will vest and be exercised immediately prior to the consummation of this offering. The limited partners that share beneficial ownership of the Common Shares held by the Crestview Funds are         . The general partner of             is             . is the managing member of , the general partner of             and is the sole member of             . There are             members of the management committee of             .             and             are a “group” within the meaning of Rule 13d-5 of the Exchange Act. The mailing address of the Crestview Funds is             .

(2)

Represents             Common Shares held by CVC Falcon Holdings Limited, including             Common Shares subject to warrants held by CVC Falcon Holdings Limited, which, conditional upon the completion of the Separation Transactions, will vest and be exercised immediately prior to the consummation of this offering. The limited partners that share beneficial ownership of the Common Shares held by CVC Falcon Holdings Limited are                 . The general partner of                 is                 .                 is the managing member of                 , the general partner of                 and is the sole member of             . There are             members of the management committee of             .             and             are a “group” within the meaning of Rule 13d-5 of the Exchange Act. The mailing address of CVC Falcon Holdings Limited is             .

(3)

Represents             Common Shares held by Fidelis Investors LP and Fidelis Investors Offshore LP (collectively, the “Access Funds”). The general partner of the Access Funds is FIHL Access Advisors, Ltd. There are three directors of FIHL Access Advisors, Ltd. There are six members of the applicable investment committee of the Asset Management Division of Goldman Sachs (the “Investment Committee”), none of which are directors of FIHL Access Advisors, Ltd. The directors of FIHL Access Advisors, Ltd. and the Investment Committee are a “group” within the meaning of Rule 13d-5 of the Exchange Act. The mailing address of the Access Funds is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(4)

Represents             Common Shares held by Pine Brook Feal Intermediate, L.P., (“Pine Brook Fund”) including         Common Shares subject to warrants held by the Pine Brook Fund, conditional upon the completion of the Separation Transactions, will vest and be exercised immediately prior to the consummation of this offering. The limited partners that share beneficial ownership of the Common Shares held by the Pine Brook Fund are             . The general partner of the Pine Brook Fund is PBRA (Cayman) Company. There are

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five directors of PBRA (Cayman) Company. There are four members of the management committee of Pine Brook Road Advisors, L.P. which are all directors of the PBRA (Cayman) Company. The mailing address of the Pine Brook Fund is 60 East 42nd Street, Suite 3014, New York, NY 10165.
(5)

Represents                 Common Shares are owned by Platinum Ivy B 2018 RSC Limited, which is a wholly owned subsidiary of the Abu Dhabi Investment Authority (“ADIA”). By reason of its ownership of Platinum Ivy B 2018 RSC Limited and pursuant to the rules and regulations of the SEC, ADIA may be deemed to share investment and voting power over and, therefore, beneficial ownership of, the Common Shares held directly by Platinum Ivy B 2018 RSC Limited. ADIA is an independent public investment institution owned by the Emirate of Abu Dhabi, founded in 1976, that manages a diversified global investment portfolio across more than two dozen asset classes and sub-categories, including quoted equities, fixed income, real estate, private equity, alternatives and infrastructure. The mailing address for ADIA is 211 Corniche Street, P.O. Box 3600, Abu Dhabi, United Arab Emirates. The mailing address of Platinum Ivy B 2018 RSC Limited is Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

(6)

SPFM Holdings, LLC is a Delaware limited liability company, which is governed by a board of directors that has the authority to dispose of and vote the shares held by SPFM Holdings, LLC. The mailing address of SPFM Holdings LLC is One Tower Square, Hartford, CT 06183.

(7)

As part of the Separation Transactions, MGU HoldCo will become a minority investor in FIHL (holding approximately 9.9% of the Common Shares). MGU HoldCo will not sell any of its Common Shares in this offering.

(8)

Represents             Common Shares held by Richard Brindle,             Common Shares held by Charles Mathias,             Common Shares held by Daniel Burrows, and             Common Shares held by Hinal Patel, respectively; and includes Common Shares subject to warrants and any Common Shares underlying RSUs, as set forth in the table at (†) above.

(9)

Represents             Common Shares held by Alfa General Insurance Corp., Alfa Life Insurance Corp., Alfa Mutual Fire Insurance Co., Alfa Mutual General Insurance Co., Alfa Mutual Insurance Co., Trexis Insurance Corp. and Trexis ONE Insurance Corp. (collectively, the “Alfa Entities”). Investment and voting decisions with respect to the Common Shares held by the Alfa Entities are made by Alfa’s Chief Investment Officer. The Alfa Entities are a “group” within the meaning of Rule 13d-5 of the Exchange Act. The mailing address of the Alfa Entities is 2108 E. South Blvd, Montgomery, AL 36117.

(10)

The general partner of Capital Z Partners (Fidelis) LP is Capital Z Partners (Cayman) GP, LP. Its general partner is Capital Z Partners III GP, Ltd. The general partner has appointed Capital Z Partners Management, LLC as the investment manager (the “Investment Manager”) of Capital Z Partners (Fidelis), LP with effective control under the investment management agreement. Each member of the Investment Manager disclaims ownership of the Common Shares held by Capital Z Partners (Fidelis) LP, except to the extent that such member has a pecuniary interest therein through an investment in the general partner. The mailing address of Capital Z Partners (Fidelis) LP is 4851 Tamiami Trail N, Suite 200, Naples, FL 34103.

(11)

UDI Partners LLC Series A1 is a Delaware limited liability company, which is governed by a board of managers that has the authority to invest and vote for the shares held by UDI Partners LLC Series A1. Signatory and voting authority have been delegated to         . Decisions regarding the liquidation of investment positions have been delegated by the board of managers to         . The mailing address of UDI Partners LLC Series A1 is .

(12)

Paxton Holdings LLC is a Florida limited liability company, which is governed by a board of managers that has the authority to invest and vote for the shares held by Paxton Holdings LLC. Signatory and voting authority have been delegated to             . Decisions regarding the liquidation of investment positions have been delegated by the board of managers to . The mailing address of Paxton Holdings LLC is             .

(13)	David Ezekiel is an independent non-executive director of FIBL.

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MATERIAL CONTRACTS AND RELATED PARTY TRANSACTIONS

References to “Current Fidelis” refer to FIHL and its consolidated subsidiaries prior to the consummation of the Separation Transactions and this offering. References to the “Listed Group” refer to FIHL and its consolidated subsidiaries following the consummation of the Separation Transactions and this offering. Unless otherwise indicated, or the context otherwise requires, references herein to “Fidelis,” “Group,” “we,” “our,” “us,” and other similar references refer (i) prior to the consummation of the Separation Transactions and this offering to Current Fidelis and (ii) following the consummation of the Separation Transactions and this offering to the Listed Group.

Cooperation Agreement

FIHL and MGU HoldCo, among others, have entered into a cooperation agreement (the “Cooperation Agreement”) with third-party investors in Shelf Holdco Ltd. (MGU HoldCo’s ultimate parent company and the ultimate parent company for the Fidelis MGU following the consummation of the Separation Transactions), including certain existing shareholders in Current Fidelis. The Cooperation Agreement provides that the parties thereto will cooperate regarding certain matters related to this offering and the Separation Transactions including, for the avoidance of doubt, in relation to obtaining relevant regulatory approvals, and the execution and effectiveness of the Framework Agreement, the Delegated Underwriting Authority Agreements and the Inter-Group Services Agreement (each as defined below). See “The Separation Transactions” for a more detailed description of the steps needed to implement the Separation Transactions.

Framework Agreement

The effectiveness of the Framework Agreement is conditional upon the consummation of the Separation Transactions and is subject to regulatory approvals. The Framework Agreement establishes the overarching parameters of the outsourced underwriting relationship between the Listed Group and the Fidelis MGU, which will be more specifically governed on a jurisdictional basis by a series of delegated underwriting authority agreements (the “Delegated Underwriting Authority Agreements”). See “—Delegated Underwriting Authority Agreements.” FIHL and MGU HoldCo will also enter into a separate services agreement (the “Inter-Group Services Agreement”), which will cover the outsourcing of certain non-underwriting services to be provided by the Fidelis MGU to FIHL and FIHL (UK) Services, and a transitional services agreement in respect of human resources services, each of which will become effective upon the consummation of this offering and the Separation Transactions. FIHL and FIHL (UK) Services will then pass the services provided under the Inter-Group Services Agreement on to the Listed Group (in addition to other internal services, such as the secondment of staff) pursuant to an intra-group services agreement (the “Intra-Group Services Agreement”).

Joint Referral Forum

Pursuant to the Framework Agreement, FIHL and MGU HoldCo will create and maintain an informal forum that will be used by relevant management executives of the Listed Group and the Fidelis MGU platform to discuss and resolve any issues that may arise under either the Framework Agreement or under any Delegated Underwriting Authority Agreement (the “Joint Referral Forum”). The Joint Referral Forum will have the power to act on behalf of, and bind, the Listed Group and the Fidelis MGU platform in respect of any matter that arises out of these agreements.

In addition to ordinary course of business updates, FIHL and MGU HoldCo must also notify the Joint Referral Forum (the “JRF Notification”) in writing as soon as reasonably practicable if it becomes aware of any of the following events: (i) either of their respective subsidiaries that is a party to a Delegated Underwriting Authority Agreement has experienced an insolvency event; (ii) either of their respective subsidiaries has committed a material breach of any of its obligations under a Delegated Underwriting Authority Agreement, or the underwriting guidelines attached to them (the “Underwriting Guidelines”); (iii) either of their respective

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subsidiaries has committed an act of fraud under a Delegated Underwriting Authority Agreement; (iv) any event occurs, or is likely to occur, (including actions taken by a regulatory authority) that could materially impact upon the ability of either of their respective subsidiaries to perform its obligations under a Delegated Underwriting Authority Agreement; or (v) FIHL fails to obtain written consent from MGU Holdco prior to initiating a bankruptcy, dissolution, restructuring, change of license, or voluntary run-off of any operating subsidiary, where such act is reasonably likely to have an adverse impact on the corresponding Delegated Underwriting Authority Agreement (the “Prior Consent Obligation”).

Following a JRF Notification, the Joint Referral Forum will, for a period of 30 days (the “JRF Deadline”), use best endeavors to agree (as applicable): (a) whether it is reasonably practicable to continue to continue a Delegated Underwriting Authority Agreement if one of the parties to it has suffered an insolvency event; (b) upon a course of conduct to remedy any material breaches or acts of fraud (and to mitigate the likelihood of future breaches or frauds occurring), or to mitigate the impact of any occurrence that could impact upon a party’s performance of the Delegated Underwriting Authority Agreement; or (c) whether FIHL’s failure to adhere to its Prior Consent Obligation would result in the relevant Fidelis MGU suffering a material impact if the applicable Delegated Underwriting Authority Agreement were to continue.

If the Joint Referral Forum fails to reach any such agreement by the JRF Deadline, one or more of the parties to the affected Delegated Underwriting Authority Agreements will have termination rights. See “—Termination.”

Term

The Framework Agreement (and each Delegated Underwriting Authority Agreement) will have a rolling initial term of 10 years. Years one to three will roll automatically (each year resetting for a new 10-year period). From year four onwards, the Framework Agreement will roll solely at the written election of FIHL, such election to be delivered at least 90 days prior to the commencement of the subsequent contract year, with each year resetting for a new 10-year period. Any decision by FIHL to elect not to roll the Framework Agreement at or after year four will mean that the remainder of the 10-year term then in effect will continue in place (i.e., the Framework Agreement will have a further nine years to run in the first year following the election by FIHL not to roll the Framework Agreement), subject to the termination rights described below.

Termination

The Framework Agreement (and each Delegated Underwriting Authority Agreement) is subject to termination upon the occurrence of certain events, including (i) by either party: (a) immediately after the JRF Deadline, as a result of a material act of fraud on the part of the other party; (b) immediately after the JRF Deadline, if the other party is subject to an insolvency event and the Joint Referral Forum fails to unanimously agree that it is reasonably practicable to continue the affected Delegated Underwriting Authority Agreement; or (c) with 10 business days’ notice after the JRF Deadline, if the Joint Referral Forum, using best endeavors, fails to agree upon a course of conduct to remedy any material breaches or non-material acts of fraud (and to mitigate the likelihood of future breaches or frauds occurring), or to mitigate the impact of any occurrence that could impact upon a party’s performance of the Delegated Underwriting Authority Agreement; and (ii) by the Fidelis MGU: (a) after the expiry of six months for a ratings downgrade to below A- by A.M. Best or S&P on the part of FIHL; or (b) within 10 business days’ notice after the JRF Deadline, if the Joint Referral Forum, using best endeavors, fails to reach an agreement upon a course of action in respect of FIHL’s breach of the Prior Consent Obligation.

Group Annual Plan and Group Underwriting Strategy

The parties to the Framework Agreement will agree the following documents on an annual basis: (i) a Group Annual Plan, which will establish the Listed Group’s underwriting parameters and risk tolerances in respect of its

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three-pillar underwriting strategy on a gross and net basis for each annual period; and (ii) a group-level underwriting strategy (the “Group Underwriting Strategy”), which will establish how the Fidelis MGU and the Listed Group will coordinate the manner in which insurance and reinsurance risks are underwritten pursuant to the Delegated Underwriting Authority Agreements in each annual period.

The parties to each Delegated Underwriting Authority Agreement will have due regard to the latest Group Annual Plan and the Group Underwriting Strategy when preparing their own Subsidiary Annual Plans in respect of each annual period.

Run-Off Services

Upon termination of the Framework Agreement or any Delegated Underwriting Authority Agreement, the Fidelis MGU will remain obligated to provide run-off services in respect of risks live at the date of termination (the “Run-Off Services”), and the Listed Group will continue to pay fees under the Framework Agreement in exchange for the performance by the Fidelis MGU of any Run-Off Services. The provision of Run-Off Services will be subject to a 24-month review, whereby the Listed Group will be permitted to give at least six (6) months’ prior written notice to the Fidelis MGU of its intention to rely upon an alternative run-off services provider. No separate termination fee will be payable by the Listed Group.

The Fidelis MGU will be required to maintain an exit plan for transitioning the Run-Off Services to an alternative run-off services provider, substantially in the form provided for in the Framework Agreement (the “Exit Plan”). The Exit Plan will contain the following key features governing the provision of Run-Off Services:

•

a process for orderly transfer, at the Listed Group’s sole discretion, of the business subject to, and requiring the provision of, the Run-Off Services in whole or in part to an alternative provider(s) or to one or more insurance operating subsidiaries of the Listed Group, subject always to the then-applicable regulatory requirements (the “Run-Off Transfer”);

•

certain rights, to be exercised at the Listed Group’s sole discretion, aimed at ensuring the continuity of the provision of the Run-Off Services during the period required, including the right for any insurance operating subsidiary of the Listed Group to hire staff from the Fidelis MGU (in certain specific circumstances and subject to applicable employment laws) and a right of each insurance operating subsidiary of the Listed Group to take steps to procure or provide funding to the Fidelis MGU;

•

a number of rights and obligations aimed at facilitating (i) the provision of Run-Off Services and the implementation of the Exit Plan, such as obligations on each party to cooperate with the other party and any designated transferee service provider in the event of a Run-Off Transfer and (ii) the alteration of the scope of Run-Off Services, including allowing for an immediate cessation of a specified service (provided that, for the avoidance of doubt, the remainder of services not ceased shall remain in place); and

•

a process for a requisite periodic review and testing of the Exit Plan aimed at ensuring the continuity of the provision of the Run-Off Services subject always to the then-applicable regulatory requirements.

Run-In Services

The Fidelis MGU will also perform certain run-in services in respect of business presently underwritten by Current Fidelis and which will continue to be live risks following the consummation of the Separation Transactions and this offering.

Delegation

The Framework Agreement and the Delegated Underwriting Authority Agreements will provide for, on a jurisdictional basis, the delegation of underwriting authority from each of the relevant insurance operating subsidiaries of the Listed Group to the relevant subsidiaries of the Fidelis MGU. The Fidelis MGU may not sub-delegate to any third party any of its responsibilities under a Delegate Underwriting Authority Agreement without the prior written consent of the Listed Group.

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The Fidelis MGU will have full delegation and authority with respect to policy language and will be permitted to sub-delegate underwriting authority to a closed initial list of managing general underwriters.

Subsidiary Annual Plans

Each Subsidiary Annual Plan will be prepared by the parties to each relevant Delegated Underwriting Authority Agreement, who must consider the Group Underwriting Strategy and Group Annual Plan in finalizing this document. Alternatively, FIHL and MGU HoldCo may negotiate any Subsidiary Annual Plan for and on behalf of their respective subsidiaries, provided that the governing bodies of the applicable subsidiaries ultimately approve such Subsidiary Annual Plan.

Each Subsidiary Annual Plan may be subjected to a mid-year review at any point during the underwriting year (the “Mid-Year Review Procedure”) by either party to the applicable Delegated Underwriting Authority Agreement. Initially, any material proposed amendments that are subject to the Mid-Year Review Procedure will be discussed by the Joint Referral Forum and, if accepted, will be formally agreed by the Joint Referral Forum for and on behalf of the relevant parties. If the amendments have not been agreed within the defined timeframe and resolution is not achieved by the Joint Referral Forum, such amendments may be referred to the Chief Executive Officers of the relevant subsidiaries for consideration within a defined timeframe. Following the expiry of such defined timeframe, the parties will consider whether to refer the matter to mediation or arbitration pursuant to the dispute resolution procedures set out below (see “—Dispute Resolution”). Non-material changes to the Delegated Underwriting Authority Agreements can be agreed through the Joint Referral Forum.

During the first annual period, the Fidelis MGU will be authorized to write aviation, energy, marine, specialty other, property, credit and political risk, bespoke, property reinsurance, property direct and facultative, retrocession and whole account lines of business, as set out in the Delegated Underwriting Authority Agreements (the “Permitted Lines”), provided it remains within the risk appetite set by the Listed Group and A.M. Best’s Capital Adequacy Relativity (“BCAR”) and S&P scores for the Listed Group. The Listed Group’s risk appetite in respect of a specific Permitted Line will be determined by reference to certain pre-determined underwriting parameters that are determined based on various factors including: (i) the LOB premium limit set out in the Group Annual Plan and each Subsidiary Annual Plan; (ii) the aggregate underwriting limit set out in Group Annual Plan and each Subsidiary Annual Plan;; (iii) the underwriting risk appetite as defined in the latest version of the applicable approved ‘Risk, Capital & Solvency Appetite’ document for either the Listed Group or the applicable operating subsidiary; (iv) FIHL’s underwriting exposure management preferences, as defined in the approved Group Annual Plan, or any Subsidiary Annual Plan; and (v) the minimum economic capital headroom necessary to ensure that FIHL will be able to maintain its Minimum BCAR Score and Minimum S&P Surplus (the “Underwriting Parameters”). If the Fidelis MGU wishes to write business in excess of the Underwriting Parameters in a given underwriting year, it will be required to submit such request for the corresponding operating subsidiary’s consideration, with such approval being initially sought via the Joint Referral Forum.

Each Subsidiary Annual Plan shall be eligible for renewal for successive years in accordance with the same terms as the Subsidiary Annual Plan that the parties approved for the prior year, as adjusted for any changes arising from a Mid-Year Review Procedure relating to the relevant prior year’s Subsidiary Annual Plan. Unless required as a result of changes to the relevant statutory and regulatory regimes, any other amendments to the Subsidiary Annual Plans shall be subject to annual negotiation by the parties, with advance notice of material changes required to be delivered to the other party in a timely manner. If Fidelis MGU and the Listed Group do not reach an agreement with respect to any Subsidiary Annual Plan or any portion of the Subsidiary Annual Plan in respect of any given year, such Subsidiary Annual Plan or portion of the Subsidiary Annual Plan from the previous year will be automatically renewed on the same terms as in the prior year. The Framework Agreement will contain certain limitations in respect of the permissible amendments to the Subsidiary Annual Plans. For instance, the Listed Group will be permitted to exit a particular Permitted Line if the specified metrics and underwriting ratios in the Subsidiary Annual Plan are triggered. However, if the Listed Group reasonably considers that an underwriting ratio for any Permitted Line has materially deteriorated, the Fidelis MGU must

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prepare a remediation plan that sets out how it will ensure that the Permitted Line will fall within the underwriting ratio in the subsequent underwriting year. Should a change to any Subsidiary Annual Plan be requested by either party and denied three years in a row, it will be referred to the non-calculations dispute resolution procedure to be resolved.

Under each Subsidiary Annual Plan, the Listed Group will be responsible for ensuring that there is sufficient capital available throughout each annual period to meet such Subsidiary Annual Plan and all rating agency requirements, and for retaining sufficient capital for both the current planned year and the forecasted subsequent year and for meeting all rating agency requirements for the target rating for those periods.

Each Fidelis MGU may, at the request of customers, move their business to third party capital providers if FIHL is placed on negative outlook to below A- AM Best or S&P. Exclusivity provisions contained in the Framework Agreement are suspended for any period that the negative outlook subsists (or becomes a ratings downgrade to below A- A.M. Best or S&P) after six months.

The Fidelis MGU will have delegated authority to place outwards reinsurance on the Listed Group’s behalf within the parameters of the Subsidiary Annual Plans. The Listed Group will retain decision-making authority for outwards reinsurance outside the scope of such parameters. The Subsidiary Annual Plans will also ensure that the outwards reinsurance purchased is in line with the Solvency II directive eligibility requirements for risk mitigation techniques. See “Business—Reinsurance.”

Exclusivity, Rights of First Offer and Rights of First Refusal

Under the terms of the Framework Agreement and the individual Delegated Underwriting Authority Agreements, subject to: (i) certain rights of first offer (“ROFO”) on the part of the Fidelis MGU and rights of first refusal (“ROFR”) on the part of the Listed Group; and (ii) any pre-existing capital arrangements that the Listed Group has in place with third party managing general underwriters, the Listed Group shall secure its business exclusively from the Fidelis MGU and the Fidelis MGU shall provide underwriting and support services exclusively to the Listed Group.

If either the Listed Group or the Fidelis MGU rejects the other party’s proposal pursuant to the ROFO process or ROFR process, respectively, the relevant party will not have the right to later request the opportunity to underwrite or provide capacity for (as applicable) the rejected business, which will stay with the relevant third-party insurer or managing general underwriters (as applicable), for so long as such party elects to take it up.

To the extent any ROFO or ROFR process results in the Fidelis MGU being allocated increased or differently distributed capacity, such increase will be deemed included in that year’s relevant Subsidiary Annual Plan and will be included in setting the following year’s relevant Subsidiary Annual Plan.

Fidelis MGU Additional Capital ROFO

In the event that the Listed Group identifies capital or risk appetite in excess of the parameters set forth in the relevant Subsidiary Annual Plan (the “Excess Risk Opportunity”), the Fidelis MGU shall have a ROFO to underwrite such Excess Risk Opportunity for and on behalf of the Listed Group (the “Fidelis MGU Capital ROFO”).

In order to exercise such Fidelis MGU Capital ROFO, the Fidelis MGU will be required to present a detailed business plan to the Listed Group setting out the Fidelis MGU’s plan for the underwriting of such Excess Risk Opportunity (the “Fidelis MGU ERO Plan”). Such Fidelis MGU ERO Plan will be expected to include, without limitation, expected profitability and return on capital on the Excess Risk Opportunity, expected investor reaction and expected capital consumption of the Excess Risk Opportunity, Listed Group capital level stress scenarios and how an analysis of any conflicting risks or unfavorable covariance with the Fidelis MGU’s originated portfolio would be managed (the “Minimum Plan Specifics”).

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Where the Listed Group (acting reasonably) declines the Fidelis MGU Capital ROFO and for all business so sourced from any third parties other than the Fidelis MGU, the Listed Group shall:

•	present a detailed business plan to the Fidelis MGU containing the Minimum Plan Specifics (the “Group ERO Plan”);

•	consult in good faith with the Fidelis MGU to refine the proposed Group ERO Plan to reduce any negative interactions with other business sourced by the Fidelis MGU; and

•	agree with the Fidelis MGU the format and frequency of reporting that the Listed Group would be required to provide to the Fidelis MGU in respect of such Group ERO Plan.

Group Additional Capital ROFR

If the Fidelis MGU identifies an opportunity to underwrite business that falls outside of the Listed Group’s capital or risk appetite parameters set forth in the Subsidiary Annual Plan in force at the relevant time (the “Additional Business”), the Fidelis MGU is contractually required to give the Listed Group a ROFR on such Additional Business (the “Group Capital ROFR”).

Specifically, following notice from the Fidelis MGU of such opportunity to underwrite Additional Business, if the Listed Group can accommodate such Additional Business within its available capital, the Listed Group has seven business days to communicate its desire to accept the terms of the ROFR, and a further 20 calendar days from this date to make a firm commitment of interest (although this period may be extended if a non-objection (or similar) must be obtained from a regulatory authority), at which point such Additional Business will be deemed bound.

If the Listed Group cannot accommodate such Additional Business within its available capital, it will be allowed a mutually agreed, reasonable amount of time to raise or free up the requisite amount of additional capital. If the Listed Group does not elect to underwrite the Additional Business pursuant to the Group Capital ROFR, the Fidelis MGU will be permitted to do so with a third-party insurer that is not part of the Listed Group. To the extent that the Fidelis MGU is writing such Additional Business with a third-party insurer where there is a risk of adverse selection to the Listed Group or disclosure or misuse of competitively sensitive information regarding the Listed Group, the Fidelis MGU will demonstrate to the reasonable satisfaction of the Listed Group that it has taken steps to mitigate against any risk of adverse selection and/or disclosure or misuse of competitively sensitive information.

Fidelis MGU Line of Business ROFO

In the event that the Listed Group has appetite for a line of business beyond the Permitted Lines (the “New LOB”), the Fidelis MGU shall have a ROFO to originate such New LOB (the “Fidelis MGU Line of Business ROFO”).

In order to exercise such Fidelis MGU Line of Business ROFO, the Fidelis MGU will be required to present a detailed business plan to the Listed Group setting out the Fidelis MGU’s plan for how the New LOB capital will be utilized (the “Fidelis MGU New LOB Plan”). Such Fidelis MGU New LOB Plan must include the Minimum Plan Specifics, as appropriate for such New LOB. Having reviewed the Fidelis MGU New LOB Plan, the Listed Group will have the option (acting reasonably) to accept the Fidelis MGU’s proposal or to source an alternative third-party origination for such New LOB.

Where the Listed Group declines the Fidelis MGU New LOB Plan and for all business so sourced from any third parties other than the Fidelis MGU, the Listed Group shall:

•	present a detailed business plan to the Fidelis MGU containing the Minimum Plan Specifics (the “Group New LOB Plan”);

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•	consult in good faith with the Fidelis MGU to refine the proposed Group New LOB Plan to reduce any negative interactions with other business sourced by the Fidelis MGU; and

•	agree with the Fidelis MGU the format and frequency of reporting that the Listed Group would be required to provide to the Fidelis MGU in respect of such Group New LOB Plan.

Group Line of Business ROFR

In the event that the Fidelis MGU identifies a potential demand for a New LOB, the Listed Group shall have a ROFR to provide capacity for such new LOB (the “Group Line of Business ROFR”).

As with the Group Capital ROFO outlined above, following notice from the Fidelis MGU of such opportunity to underwrite the New LOB, if the Listed Group can accommodate the New LOB, the Listed Group has seven business days to communicate its desire to accept the terms of the Group Line of Business ROFR, and a further 20 days from this date to make a firm commitment of interest (although this period may be extended if a non-objection (or similar) must be obtained from a regulatory authority), at which point the New LOB will be deemed bound.

If the Listed Group cannot accommodate such New LOB for licensing, available capital or other reasons, it will be allowed a mutually agreed, reasonable amount of time to obtain the necessary license or capital or make other arrangements in order to accommodate such New LOB. If the Listed Group does not elect to provide capacity for the New LOB pursuant to the Group Line of Business ROFR, the Fidelis MGU will be permitted to do so with a third-party insurer that is not part of the Listed Group. To the extent that the Fidelis MGU is writing the New LOB with a third-party insurer where there is a risk of adverse selection to the Listed Group or disclosure or misuse of competitively sensitive information regarding the Listed Group, the Fidelis MGU will demonstrate to the reasonable satisfaction of the Listed Group that it has taken steps to mitigate against any risk of adverse selection and/or disclosure or misuse of competitively sensitive information.

Fees and Commissions

The Framework Agreement sets out the calculations for various fees and commissions to be paid by the Listed Group to the Fidelis MGU.

Profit Commissions and Ceding Commissions

Ceding commissions payable to the Fidelis MGU will be payable quarterly in arrears and will be charged for underwriting, claims and actuarial pricing services. Such ceding commissions will be calculated based on net premium written (gross of acquisition costs) to facilitate alignment on reinsurance purchasing. To avoid fee duplication, ceding commissions payable for open market business sourced by the Fidelis MGU will be set at 11.5% and ceding commissions payable for business sourced by the Fidelis MGU via third-party managing general agents to whom underwriting authority has been sub-delegated by the Fidelis MGU pursuant to newly established third-party managing general agency relationships will be set at 3.0%. Any existing business that will continue to be sourced by cells of Pine Walk Capital (as part of Current Fidelis presently and which will transfer to the Fidelis MGU upon the completion of the Separation Transactions) will continue to follow the fees and commissions set under those agreements, which fees and commissions are in line with normal market ranges, but without any additional fee levied by the Fidelis MGU. For the avoidance of doubt, any premium on such sub-delegated business will be recognized on a look-through basis, i.e., recognizing premium when a particular risk is underwritten by the relevant managing general underwriter not at the inception of the relevant binding authority agreement. There will be no additional fees payable (with the exception of the Fidelis MGU platform-level portfolio management fee described below).

The sum of 20% of the “Operating Profit” of FIHL (as defined in the Framework Agreement) above an annual Binder Operating RoE hurdle of 5% hurdle rate will be payable at the end of each fiscal year to ensure

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alignment with portfolio management value proposition. The profit commission will be payable above a predetermined annual hurdle linked to Operating RoE, calculated on a Listed Group basis and subsequently allocated proportionally for each of the insurance operating subsidiaries of the Listed Group for payment to the respective operating subsidiaries of the Fidelis MGU. The calculation of such profit commission will include a deficit carry-forward mechanism for a maximum of three years in which the applicable insurance operating subsidiary suffers a loss under the applicable Delegated Underwriting Authority Agreement. Such loss will be carried forward for a maximum of three underwriting years. There will be no claw back mechanism applicable.

Other Fees and Commissions

A 3.0% portfolio management fee, to be calculated based on net written premiums, will be payable to the Fidelis MGU. The portfolio management fee will reflect the value-added services provided by the Fidelis MGU when compared with a traditional managing general underwriter model (i.e., the Listed Group is expected to benefit from the Fidelis MGU’s expertise in the management of its outwards program, in capital optimization matters, in managing the underwriting cycle, and from the Fidelis MGU’s view of risk and overall portfolio allocation).

Overriding commissions (both ceding commissions and profit commission) will be payable by the Listed Group to the Fidelis MGU on outwards reinsurance quota share arrangements for newly sourced business to cover the cost of origination and the ongoing management of such contracts. This approach is expected to reduce the level of renegotiation required by the Listed Group with quota share partners. The Listed Group will retain 1% of all premium ceded under the quota share contracts and also retain all overriders paid by the reinsurers to cover acquisition costs in energy lines and a percentage of the total quota share ceded earned premium to cover its tail and credit risk. The Listed Group is expected to benefit from improved pricing on account of its resulting ability to write larger gross lines.

In addition, a fee will be payable to the Fidelis MGU in respect of the Run-Off Services, which will be mutually agreed and/or determined at the time of termination with reference to the scope of ongoing Run-Off Services and percentage of reserves based on available benchmarks.

Underwriting expenses directly related to the placement of an individual (re)insurance contract, including counsel fees or fees relating to third-party diligence, will be recoverable by the Fidelis MGU from the Listed Group.

Reporting

The Fidelis MGU will provide detailed reporting to the Listed Group on a monthly and quarterly basis for business written and control activities, respectively. Such reports will include, among other things, (i) accounting information (i.e., premiums written and earned, fees and loss reserves); (ii) underwriting information (including all insurance business underwritten under the Delegated Underwriting Authority Agreements); and (iii) claims handling information.

Claims Management

The Listed Group will retain an oversight function over claims management activities, which is part of the services outsourced to the Fidelis MGU. The Framework Agreement and the Delegated Underwriting Authority Agreements delegate claims authority up to a maximum monetary threshold. The Fidelis MGU will provide the Listed Group with sufficient oversight of its handling of claims that exceed the delegation threshold, and claims subject to litigation will be collectively handled by the Listed Group and the Fidelis MGU in accordance with the Listed Group’s claims management processes. See “Business—Claims.”

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Dispute Resolution

Claims not relating to technical calculations (e.g., claims related to negligent underwriting, defective portfolio composition or incorrect outwards reinsurance matching) will follow a tiered approach with varying degrees of escalation. Such claims will first be referred to the Joint Referral Forum; failing resolution by the Joint Referral Forum, such matters will be escalated first to the Chief Executive Officers of the applicable parties; failing resolution, the matter will be further escalated to mediation; and failing resolution at mediation, to binding arbitration. Claims relating to technical calculations will be referred to the CFO or Chief Actuary of each respective party and if a resolution cannot be reached, the claim will be escalated to a binding determination by a jointly appointed expert.

Reserving

The Listed Group will be responsible for performing its own end-to-end reserving process, including its own reserve production and sign-off procedures. The Fidelis MGU will provide data in furtherance of the Listed Group’s reserving process if required and will review aspects of the Listed Group’s reserving process if the Listed Group deems it appropriate.

Delegated Underwriting Authority Agreements

Following the consummation of this offering and the Separation Transactions, certain operating subsidiaries of MGU HoldCo will enter into Delegated Underwriting Authority Agreements with the operating insurance subsidiaries of the Listed Group on a jurisdictional basis.

Underwriting Services

The Fidelis MGU operating subsidiaries will perform certain underwriting services in exchange for the payment of the relevant fees and commissions by the Listed Group including, among other services, advising on product strategy and development, including new products and policy language, and originating and placing policies within the parameters set forth in the Subsidiary Annual Plans, developing business relationships with licensed third-party wholesale insurance brokers, agents, producers and coverholders, selecting, performing diligence on, onboarding and managing brokers, agents, producers and coverholders, reviewing insurance applications and submissions from potential insureds for compliance with applicable letters of authority and soliciting, negotiating and executing placement of policies within risk appetites and rating agency scores by applying prices and rates as appropriate in accordance with rating plans, guidelines and models.

Actuarial Services

The Fidelis MGU will perform certain actuarial services pursuant to the Delegated Underwriting Authority Agreements including, among other services, providing pricing support and advice to the Listed Group, advising on pricing strategy and outwards pricing, developing and inputting on capital and pricing models, both internal and external, supporting the underwriting function in policy pricing, pricing live transactions and repricing annual transactions, maintaining a pricing metrics dashboard, performing ad hoc RPI calculations and defining stochastic losses in FireAnt.

Claims Handling

The Fidelis MGU will perform certain claims handling services pursuant to the Delegated Underwriting Authority Agreements, including, among other services, advising on claims management strategy and implementation, preparation of claims guidelines, reserving philosophy, authority limits and claims acceptance and rejection criteria, performing claims adjustment and payments, managing disputes, litigations, subrogation and recoveries, and managing broker, underwriter, client and third-party administrators.

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Ancillary Services

The Fidelis MGU will perform certain ancillary services pursuant to the Delegated Underwriting Authority Agreements including, among other services, advising on and negotiating contract terms for inwards and outwards contracts, developing and maintaining records of policy language and issuing and executing all of the necessary contractual documentation for new and renewal policies, related endorsements and cancellations.

Outwards Reinsurance Services

The Fidelis MGU will perform the following outwards reinsurance services pursuant to the Delegated Underwriting Authority Agreements including, among other services, advising on the outwards reinsurance and retrocession (“Outwards RI”) strategy and preparing the annual Outwards RI purchasing program, advising on the structure of Outwards RI placements and terms, addressing the market and consulting in selecting the Listed Group’s panel of reinsurers, undertaking due diligence on Outwards RI counterparties, developing broker and reinsurer relationships, negotiating and executing all treaty Outwards RI and providing sign-off on facultative Outwards RI placements, preparing submissions for treaty Outwards RI, negotiating commutations and non-standard deals and retaining and storing all relevant policy documentation.

Underwriting Guidelines

Each of the Delegated Underwriting Authority Agreements will contain Underwriting Guidelines for each Permitted Line that certain operating subsidiaries of MGU HoldCo underwrite for and on behalf of the operating insurance subsidiaries of the Listed Group on a jurisdictional basis. Any amendments to the Underwriting Guidelines require written consent of the relevant Listed Group entity.

Inter-Group Services Agreement

The Inter-Group Services Agreement will govern the outsourcing of certain non-underwriting services to be provided by the Fidelis MGU to FIHL and FIHL (UK) Services. The covered services will include, but will not be limited to, accounting, other finance and reporting services, IT infrastructure maintenance and system development services and facilities management services. FIHL and FIHL (UK) Services will then pass the services provided under the Inter-Group Services Agreement on to the Listed Group (in addition to other internal services, such as the secondment of staff) pursuant to the Intra-Group Services Agreement.

Human Resources Transitional Services Agreement

It is anticipated that separate and distinct from the Inter-Group Services Agreement, certain human resources services will be provided by the Fidelis MGU to the Listed Group on a transitional basis under a dedicated transitional services agreement to be entered into with effect from the consummation of the Separation Transactions and this offering.

Other

Other Existing Outsourcing Arrangements

The Listed Group will have certain other outsourcing arrangements which will be categorized as critical from a regulatory perspective. These arrangements are in place with respect to Current Fidelis and will remain in place going forward (either contracted directly by the Listed Group or via the Fidelis MGU, depending on the nature of the support provided). The most critical of these existing arrangements include custodian and administrative services provided by Clearwater Analytics LLC to FIHL in connection with the Listed Group’s fixed maturity portfolio; underwriting system support services provided by Imaginera Limited to FML and which will form part of the services to be provided by the Fidelis MGU to the Listed Group; claims processing, assessing and administrative services provided by Pro Insurance Solutions Limited to FML and which will form

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part of the services to be provided by the Fidelis MGU to the Listed Group; actuarial modelling and other actuarial support services provided by Dynamo Analytics to FIHL; and cloud data hosting services provided by Oracle Corporation UK Limited to FML and which will form part of the services to be provided by the Fidelis MGU to the Listed Group.

Leases

With respect to property, the U.K. and Irish leases for Current Fidelis are held by FML and will remain as part of the Fidelis MGU following the consummation of the Separation Transactions and this offering. A portion of these premises may be sub-let by FML to FIHL (UK) Services, thereby enabling occupation by Listed Group staff, or the Listed Group may take leases for its own premises directly. The Bermudian lease is held by FIBL and is expected to be transferred to an entity within the Fidelis MGU as part of the Separation Transactions, with sub-leasing arrangements then put in place as outlined above in respect of the U.K. and Ireland. The existing Pine Walk Capital lease will also remain as part of the Fidelis MGU following the consummation of the Separation Transactions and this offering (see “Business—Facilities”).

Licensing Arrangements

As part of the Separation Transactions, Current Fidelis’ existing technology platform will be transferred to the Fidelis MGU. The proprietary tools and systems, including the Prequel Policy Administration system, the Jarvis Data Warehouse, and the FireAnt Analytics system, will be transferred to the Fidelis MGU, such that going forward they are owned by the Fidelis MGU and will be licensed for use to the Listed Group as appropriate. Relevant third-party vendor owned tools and systems will be licensed to the Listed Group either directly by the vendors or via the Fidelis MGU and support will be provided by the Fidelis MGU through the Inter-Group Services Agreement. The “Fidelis” name, certain trademarks in the U.K. and E.U., proprietary branding and other protectable signs will also be subject to licensing by the Fidelis MGU in favor of the Listed Group.

Common Shareholders Agreement

All of our shareholders who own shares in FIHL, as part of Current Fidelis (the “Existing Shareholders”), will continue to be shareholders of FIHL, as part of the Listed Group following the consummation of this offering. After giving effect to this offering, the Existing Shareholders will own         % of FIHL’s outstanding Common Shares. The Existing Shareholders are currently party to a common shareholders agreement (the “Existing Common Shareholders Agreement”), which contains provisions that govern the rights and obligations of the Existing Shareholders, including, but not limited to, transfer restrictions and corporate governance matters. Such common shareholders agreement will be amended and restated (the “Amended and Restated Common Shareholders Agreement”), conditional on this offering being consummated. Part of the Amended and Restated Common Shareholders Agreement, which will be phased in its implementation, will be (i) for the Existing Shareholders to waive certain tag rights and rights of first refusal under the Existing Common Shareholders Agreement and (ii) to redraw the reserved matters and the consent rights and minority protections for the continuing shareholders as those will relate to FIHL, as part of the Listed Group following the consummation of the Separation Transactions and this offering. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate and provide the relevant disclosure regarding such Amended and Restated Common Shareholders Agreement.

Reserved Matters

Under the terms of the Amended and Restated Common Shareholders Agreement, the following are some matters that will require a simple majority approval of the Board: (i) sourcing business from any party other than the Fidelis MGU; (ii) entering into any new lines of business not included in the Permitted Lines, save to the

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extent such new lines of business are sourced through the Fidelis MGU following the Listed Group’s exercise of the Line of Business ROFR (see “—Group Line of Business ROFR”); and (iii) approval of business plans for any non-Fidelis MGU business.

Certain Existing Shareholders and MGU HoldCo will also be entitled to nominate representative directors to the Board, so long as they maintain a specified, minimum shareholding threshold. See “Description of Share Capital—Certain Provisions of the Amended and Restated Bye-Laws—Number of Directors.”

Consent Rights and Minority Protections

Following the consummation of the Separation Transactions and this offering, for so long as MGU HoldCo holds 4.9% of the Common Shares of FIHL and the Framework Agreement is in effect, the consent of MGU HoldCo is required for FIHL to take any of the following actions: (i) to effect any change in the jurisdiction, incorporation or name of FIHL or any member of the Listed Group; (ii) to make a material change to the nature or scope of the business underwritten by FIHL and any member of the Listed Group; (iii) to effect any amendments to the Amended and Restated Bye-Laws or the Amended and Restated Common Shareholders Agreement that are reasonably likely to have a material adverse effect on the Fidelis MGU, taken as a whole; and (iv) to make any acquisition or disposition of any asset for consideration in excess of 5.0% of the assets of FIHL that is reasonably likely to have a material adverse effect on the Fidelis MGU, taken as a whole.

If FIHL authorizes, designates or issues additional Common Shares following the consummation of this offering, FIHL will provide advance notice to MGU HoldCo and MGU HoldCo will have the right to elect to purchase up to its pro rata portion of the Common Shares at the same price as other subscribers and within a specific period, in accordance with the terms of the Amended and Restated Common Shareholders Agreement (the “Allocation Right”).

If, following the consummation of this offering, MGU HoldCo sells any of its Common Shares, other than in connection with any stock conversions, buybacks, repurchases, redemptions, or other changes resulting from any stock split, combination or similar recapitalization, MGU HoldCo will no longer be entitled to exercise the abovementioned consent rights or the Allocation Right. Any new class of common shares resulting from any of the foregoing will be similarly restricted.

Registration Rights Agreement

The Existing Shareholders are party to a Registration Rights Agreement dated June 9, 2015, as amended by the First Amendment to the Registration Rights Agreement dated November 25, 2019, the Second Amendment to the Registration Rights Agreement dated February 3, 2020 and the Third Amendment to the Registration Rights Agreement dated as of July 13, 2021 (collectively, the “Registration Rights Agreement”), which contains provisions that govern the rights and obligations of the Existing Shareholders with respect to any future registration of our Common Shares.

Piggyback Registration Rights

Following the consummation of this offering, if FIHL proposes to file any registration statement under the Securities Act for the purposes of a public offering of its equity securities (including our Common Shares) (the “Piggyback Registration”), it is obligated to give prompt written notice of the same to the Existing Shareholders, who will have 30 days following receipt of the same to request their Registrable Securities (as defined in the Registration Rights Agreement) be included in such Piggyback Registration (the “Piggyback Request”) and FIHL will use all commercially reasonable efforts to include the same. If necessary, the number of Registrable Securities subject to a Piggyback Request may be scaled down pro rata as more particularly set out in the Registration Rights Agreement.

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FIHL has the right to abandon any Piggyback Registration at any time. Any Existing Shareholder may withdraw its Piggyback Request by giving written notice to FIHL at any time within five business days prior to the anticipated effectiveness of the registration statement in connection therewith. The rights to Piggyback Registration may be exercised on an unlimited number of occasions, provided that a period of 90 days has elapsed between the effective dates of each Piggyback Registration.

Priority Rights of Certain Shareholders—Demand Registration

Two or more Founders (as defined in the Registration Rights Agreement) have the right to request that FIHL effects a registration of all or part of their Registrable Securities under the Securities Act (a “Demand Registration”), provided, that such request is submitted following the expiration of the underwriter lock-up period and before FIHL has filed a Shelf Registration Statement (as defined below) and the anticipated aggregate offering price is at least $1,000,000. Following receipt of such request, FIHL will be required, not more than once each calendar quarter, to use commercially reasonable efforts to promptly effect the registration.

If the managing underwriter of the Demand Registration advises FIHL and the participating Founders that the total number of Common Shares requested to be registered by the Founders and other Existing Shareholders exceeds the Maximum Number of Securities (as defined below), the Common Shares will be included in the Demand Registration in the following order of priority:

(1)

first, the Common Shares of the Founders and any other Existing Shareholders up to the Maximum Number of Securities, and if the aggregate number of such Registrable Securities exceeds the Maximum Number of Securities, on a pro rata basis based on the amount of Registrable Securities beneficially owned by such Founders and Existing Shareholders; and

(2)	second, to FIHL (if applicable).

Priority Rights of Certain Shareholders—Shelf Registration

Following the consummation of this offering, FIHL will be required to use reasonable commercial efforts to qualify and remain qualified to register the Common Shares under the Securities Act. Any Founder may request in writing that FIHL promptly files a shelf registration statement providing for the registration, and the sale on a continuous or delayed basis, of the Registrable Securities of such Founder(s) and the other Existing Shareholders (a “Shelf Registration Statement”). Following the filing of such Shelf Registration Statement, FIHL will be required to use commercially reasonable efforts to (i) cause the Shelf Registration Statement to become effective; (ii) maintain the effectiveness of the Shelf Registration Statement; (iii) file a new Shelf Registration Statement upon its expiration; and (iv) amend or supplement the Shelf Registration Statement at the request of such Founder in connection with a shelf take-down, until all of the Registrable Securities have been sold or are no longer outstanding.

If a Shelf Registration Statement covering Registrable Securities is effective, a Founder (the “Demanding Founder”) may deliver a notice to FIHL (the “Take-Down Notice”) stating that it intends to effect an underwritten offering of all or part of its Registrable Securities included by it on the Shelf Registration Statement (a “Shelf Underwritten Offering”). Upon receipt of such Take-Down Notice, FIHL will be required to promptly deliver such Take-Down Notice to all other Existing Shareholders included on such Shelf Registration Statement and such Existing Shareholders, by giving notice within five business days of delivery of the Take-Down Notice, may include their Registrable Securities in the Shelf Underwritten Offering.

If the managing underwriter, as selected by the Demanding Founder, of the Shelf Underwritten Offering advises FIHL and the participating Founders in writing that the total number of Common Shares requested to be

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registered by the Founders exceeds the Maximum Number of Securities, the securities will be included in the Shelf Registration Statement in the following order of priority:

•

first, (A) in the case of the first Shelf Underwritten Offering, the Common Shares of the Founders and any other Existing Shareholders up to the Maximum Number of Securities, and if the aggregate number of such Registrable Securities exceeds the Maximum Number of Securities, on a pro rata basis based on the amount of Registrable Securities beneficially owned by such Founders and Existing Shareholders, and (B) in the case of any subsequent Shelf Underwritten Offerings, the Common Shares of the Founders, Platinum Ivy and SPFM (as those terms are defined in the Registration Rights Agreement) up to the Maximum Number of Securities, and if the aggregate number of such Registrable Securities exceeds the Maximum Number of Securities, on a pro rata basis based on the amount of Registrable Securities beneficially owned by each Founder, Platinum Ivy and SPFM;

•

second, the Registrable Securities requested to be included by other Existing Shareholders up to the Remaining Number of Securities (as defined in the Registration Rights Agreement), and if the aggregate number of such Registrable Securities exceeds the Remaining Number of Securities, on a pro rata share basis based on the amount of Registrable Securities beneficially owned by such Existing Shareholders; and

•	third, to FIHL (if applicable).

“Maximum Number of Securities” means, with respect to any Shelf Underwritten Offering or underwritten Piggyback Registration, the maximum number of securities which can be sold in such offering without materially and adversely affecting the marketability of such offering.

Lock-Up and Holdback Provisions

The Registration Rights Agreement contains customary lock-up and holdback provisions. In relation to this offering, to the extent not inconsistent with applicable law and subject to certain limitations and exceptions, each Existing Shareholder has agreed not to effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act) of our Common Shares during the seven days prior to, and the 180 day period beginning on the effective date of the registration statement of which this prospectus forms a part.

Preferred Securityholders Agreement

All of the current holders of our Series A Preferred Securities (the “Preference Shareholders”) are party to a preferred securityholders agreement (the “Preferred Securityholders Agreement”), which contains provisions that govern the rights and obligations of the Preferred Securityholders as security holders, including, but not limited to, transfer restrictions and corporate governance and other matters as described below and set out in the Preferred Securityholders Agreement. See “Description of Share Capital” for a summary of our Series A Preferred Securities and rights attached to them in the Preferred Securityholders Agreement.

Indemnification and Exculpation of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to that company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

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The Existing Bye-Laws will be amended and restated, conditional on this offering being consummated. The Amended and Restated Bye-Laws will provide that we will indemnify, to the fullest extent permitted by applicable law, our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. The Amended and Restated Bye-Laws will provide that holders of our Common Shares and the holders of Series A Preferred Securities waive all claims or rights of action that they might have, individually or in right of FIHL, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or Director in respect of any loss or liability attaching to such officer or director in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We maintain a directors’ and officers’ liability policy for such a purpose.

In connection with the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers, which will contain customary terms for public companies. The form of the indemnification agreements has been filed as an exhibit to the registration statement of which this prospectus forms a part, and this description of the indemnification agreements is qualified in its entirety by reference thereto.

Side Letters with Certain Shareholders

There are certain side letters that currently exist between several of the Existing Shareholders and FIHL, as part of Current Fidelis. We are currently reviewing the treatment of those side letters. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate and provide the relevant disclosure regarding such side letters.

Quota Share Agreement

To further augment its underwriting deployment, Current Fidelis entered into a 20% whole account quota share of the substantial majority of its underwriting business with a leading strategic partner, National Indemnity Company, a subsidiary of Berkshire Hathaway. The quota share arrangement, originally in effect from October 2020 through 2021, has been renewed for 2022. We do not anticipate that this quota share agreement will be renewed following its expiration in December 2022.

Loans to Management

In November 2019, Current Fidelis provided interest-free loans to certain of its management in the aggregate amount of $4.5 million (the “Management Loans”), pursuant to the terms of certain loan agreements entered into between certain of FIHL’s senior executives as borrowers and FIBL as lender (the “Management Loan Agreements”). The Management Loans were advanced in order to enable the borrowers to purchase and pay the subscription price for the Common Shares offered by FIHL as part of its rights offering and private placement in late 2019. The obligations of the borrowers under the Management Loan Agreements are secured by a pledge over the Common Shares purchased by each of the borrowers. We are currently reviewing the specific mechanism and timing for repayment of such management loans in advance of filing the draft registration statement to be publicly filed with the SEC. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate and provide the relevant disclosure regarding such management loans.

Policies and Procedures for Approval of Related Person Transactions

Upon the listing of our Common Shares on the                , we intend to adopt a related person transactions policy pursuant to which our executive officers, directors and principal shareholders, including their immediate family members, will not be permitted to enter into a related person transaction with us without the consent of our audit committee, another independent committee of our Board or the full Board. Any request for us to enter

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into a transaction with an executive officer, director, principal shareholder or any of such persons’ immediate family members, in which the amount involved exceeds $                , will be required to be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our audit committee any such related person transaction. In approving or rejecting the proposed transaction, our audit committee will take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person’s interest in the transaction and, if applicable, the impact on a director’s independence. Under the related person transactions policy, if we should discover related person transactions that have not been approved, our audit committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

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DESCRIPTION OF SHARE CAPITAL

The following description of FIHL’s share capital summarizes certain provisions of the Amended and Restated Bye-Laws that will become effective as of the listing of our Common Shares on the                . Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Amended and Restated Bye-Laws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part, and applicable Bermuda law. Prospective investors are urged to read the exhibits for a complete understanding of the Amended and Restated Bye-Laws. The descriptions of our Common Shares reflect changes to our capital structure that will occur upon the listing of our Common Shares on the                .

General

FIHL is a Bermuda exempted company registered with the Registrar of Companies in Bermuda under registration number 49414. We are incorporated under the name “Fidelis Insurance Holdings Limited.” Our registered office is at Waterloo House, 100 Pitts Bay Road, Pembroke, Bermuda HM08 and our head office is at 22 Bishopsgate, 42nd Floor, London EC2N 4BQ, United Kingdom. Our agent for service of process in the United States in connection with this offering is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

The objects for which we are formed and incorporated are unrestricted and we have the capacity, rights, powers and privileges of a natural person. We therefore are able to undertake activities without restriction on our capacity.

Share Capital

Upon the effectiveness of the registration statement of which this prospectus forms a part, our authorized share capital will consist of                 Common Shares, par value $0.01 per share and                 Series A Preferred Securities, par value $0.01 per share, and there will be                 of our Common Shares outstanding and                 of our Series A Preferred Securities outstanding.

Common Shares

Our Common Shares have no pre-emptive rights or other rights to subscribe for additional shares, and no rights of redemption, conversion or exchange. Under certain circumstances and subject to the provisions of the Amended and Restated Bye-Laws, FIHL may be required to make an offer to repurchase shares held by shareholders. All of our outstanding Common Shares, including the outstanding Common Shares covered by this prospectus, are fully paid and non-assessable. For additional information regarding certain provisions relating to our Common Shares under the Companies Act and our Amended and Restated Bye-Laws, as compared to a Delaware corporation, see “Comparison of Shareholder Rights.”

Common Share Dividend and Distribution Rights

Under Bermuda law, a company may not declare or pay dividends or make a distribution out of contributed surplus if there are reasonable grounds for believing that: (i) it is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereafter be less than its liabilities. Under the Amended and Restated Bye-Laws, each Common Share is entitled to dividends, as and when dividends are declared by the Board, subject to any preferred dividend right of the holders of any preferred securities, including our Series A Preferred Securities.

The boards of directors of the Operating Subsidiaries have absolute discretion, subject to statutory requirements, regulatory requirements and the terms of our existing indebtedness, to declare dividends at any

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time. The Board will decide the appropriate use of any funds received by way of dividend from an Operating Subsidiary, including, possibly, declaration of dividends or share repurchases by FIHL.

See “Dividend Policy” for more information on our dividend policy.

Voting Rights

In general, and subject to the restrictions described below, holders of our Common Shares will have one vote for each Common Share held by them and will be entitled to vote, on a non-cumulative basis, at all meetings of the shareholders.

Each holder of our Common Shares that is a U.S. person will be limited to voting (directly, indirectly or constructively, as determined for U.S. federal income tax purposes) that number of Common Shares equal to 9.9% of the Total Voting Power (as defined in the Amended and Restated Bye-Laws) of all classes of shares entitled to vote at a general meeting of FIHL (as determined taking into account all such reductions in voting rights). In addition to the foregoing, in order to ensure that non-U.S. holders of our Common Shares are subject to similar voting limitations as apply to U.S. holders of our Common Shares, no holder of our Common Shares will be permitted to vote (directly, indirectly or constructively) more than that number of Common Shares equal to 9.9% of the Total Voting Power.

Pursuant to the Amended and Restated Bye-Laws, each holder of our Common Shares shall provide us with such information as we may reasonably request so that we and the Board may make determinations as to the ownership (direct or indirect or by attribution) of Common Shares to such shareholder or to any person to which Common Shares may be attributed as a result of the ownership of Common Shares by such shareholder.

Rights Upon Liquidation

In the event of the liquidation, dissolution or winding up of FIHL, the holders of our Common Shares will be entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to the liquidation preference on any issued and outstanding preferred securities, including our Series A Preferred Securities.

Variation of Rights

If at any time FIHL has more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied with the approval of the Board and with the consent in writing of the holders of a Qualified Majority (as defined in the Amended and Restated Bye-Laws) of that class or with the sanction of a resolution passed by a Qualified Majority at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum will be two persons at least holding or representing by proxy a simple majority. The Amended and Restated Bye-Laws specify that the creation or issuance of shares ranking pari passu or senior with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.

Series A Preferred Securities

General

The Series A Preferred Securities rank senior to our Common Shares and to any other series of preferred securities of FIHL ranking junior in right of payment of dividends and distributions of assets upon liquidation, dissolution or winding up to our Series A Preferred Securities (such other shares being “Junior Shares”) and will rank pari passu with each other series of shares ranking on parity with our Series A Preferred Securities with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up. The

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Series A Preferred Securities rank after the claims of creditors with respect to amounts upon liquidation, dissolution or winding up. The Board may from time to time create and issue new Junior Shares without the approval of the holders of Series A Preferred Securities and fix their relative rights, preferences and limitations.

We are generally able to pay dividends and distributions upon liquidation, dissolution or winding-up only out of lawfully available funds for such payment (i.e., after satisfaction of indebtedness and other non-equity claims).

Our Series A Preferred Securities are fully paid and non-assessable. Our Series A Preferred Securities are not subject to any sinking fund, retirement fund, purchase fund or other similar provisions.

Dividends on Our Series A Preferred Securities

Dividends on our Series A Preferred Securities are cumulative from the date of original issuance. Consequently, if the Board does not authorize and declare a dividend for any dividend period, holders of our Series A Preferred Securities will be entitled to receive a dividend for such period, and such undeclared dividend will accumulate and will be payable.

Dividends on our Series A Preferred Securities are cumulative from the date of original issuance and will be payable in cash when, as and if declared by the Board, quarterly in arrears on the fifteenth day of March, June, September and December of each year (or, if such day is not a business day, the first business day thereafter), commencing September 15, 2015 (each, a “Dividend Payment Date”). The Board may resolve, for any reason and in its absolute discretion, not to declare or pay in full or in part any dividends on our Series A Preferred Securities in respect of one or more dividend periods. Dividends will accumulate in each dividend period from and including the preceding Dividend Payment Date to but excluding the applicable Dividend Payment Date for such dividend period. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payments on our Series A Preferred Securities which may be deferred or in arrears.

Dividends accrue (i) from (and including) September 1, 2015 to (but excluding) September 1, 2025 (the “Fixed Rate Period”) at 9.00% of the $10,000 per share liquidation preference per annum (equivalent to $900 per share per annum); and (ii) from (and including) September 1, 2025 (the “Floating Rate Period”), at a floating rate per annum equal to three-month U.S. dollar LIBOR (or such other replacement method) plus 9.773%.

If we have, in the six months prior to any Dividend Payment Date, (a) paid a dividend on our Common Shares or (b) repurchased, retired or otherwise redeemed any of our Common Shares, then the dividend on our Series A Preferred Securities payable on such Dividend Payment Date (including, for the avoidance of doubt, any accrued but unpaid dividends) must be declared and paid if the Solvency Condition is met and we have assets legally available therefor (a “Mandatory Dividend”).

We, in consultation with the BMA or any successor group supervisory body, will not declare dividends, including Mandatory Dividends, on any Dividend Payment Date on which the Solvency Condition is not met. The “Solvency Condition” means that FIHL and its consolidated insurance regulatory group must have capital of 125% of the prescribed regulatory minimum on and after any payment. As of December 31, 2022 FIHL has capital in excess of the Solvency Condition.

During the Fixed Rate Period, dividends payable on our Series A Preferred Securities are computed on the basis of a 360-day year consisting of twelve 30-day months. During the Floating Rate Period, dividends payable on our Series A Preferred Securities will be computed on the basis of actual days elapsed over a year consisting of 365 days.

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Liquidation Rights of Our Series A Preferred Securities

Upon any voluntary or involuntary liquidation, dissolution or winding-up of FIHL, holders of Series A Preferred Securities are entitled to receive out of our assets legally available for distribution to shareholders, after satisfaction of indebtedness and other non-equity claims, if any, a liquidation preference in the amount of $10,000 per share, plus all accrued and unpaid dividends (whether or not earned or declared), if any, to the date fixed for distribution prior to and in preference to holders of our Common Shares and other class or series of our Junior Shares. Holders of our Series A Preferred Securities will not be entitled to any other amounts after they have received their full liquidation preference.

In any such distribution, if the assets of FIHL are not sufficient to pay the liquidation preference in full to all holders of Series A Preferred Securities, the amounts paid to the holders of Series A Preferred Securities will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. If the liquidation preference has been paid in full to all holders of Series A Preferred Securities, the holders of any other class of share will be entitled to receive all of its remaining assets according to their respective rights and preferences.

Upon any winding up of FIHL or any of its subsidiaries, no amounts will be paid to the holders of Series A Preferred Securities until all obligations of FIHL or the relevant subsidiary (as the case may be) to its policyholders and beneficiaries of policyholders have been met.

A consolidation, amalgamation, merger, arrangement or reconstruction involving FIHL or the sale or transfer of all or substantially all of its shares or the property or business of FIHL will not be deemed to constitute a liquidation, dissolution or winding-up of FIHL.

Redemption of Series A Preferred Securities

Under Bermuda law, the source of funds that may be used by a company to pay amounts to shareholders on the redemption of their shares in respect of the nominal or par value of their shares is limited to (i) the capital paid up on the shares being redeemed, (ii) funds of the company otherwise available for payment of dividends or distributions or (iii) the proceeds of a new issuance of shares made for purposes of the redemption, and, in respect of the premium over the nominal or par value of their shares, is limited to (A) funds otherwise available for dividends or distributions or (B) amounts paid out of the company’s share premium account before the redemption date.

Under Bermuda law, no redemption may be made by FIHL if there are reasonable grounds for believing that FIHL is, or would after the payment be, unable to pay its liabilities as they become due. In addition, if the redemption price is to be paid out of funds otherwise available for dividends or distributions, no redemption may be made if the realizable value of its assets would thereby be less than its liabilities.

Mandatory Redemption

On June 15, 2050, subject to the Solvency Condition being met and with the prior approval of the BMA (as applicable), we will redeem our Series A Preferred Securities in whole at a redemption price equal to the stated liquidation preference of $10,000 per share, plus accrued and unpaid dividends, if any, as at such date.

Optional Redemption by FIHL

Any optional redemption by FIHL of our Series A Preferred Securities is subject to the prior approval of the applicable regulatory authority (which as of the date of this prospectus would be the BMA) and the satisfaction of the Solvency Condition.

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At any time prior to December 15, 2025, our Series A Preferred Securities will be redeemable at the option of FIHL, in whole at any time or in part from time to time, upon prior written notice in accordance with the certificate of designations, at a redemption price equal to the Make Whole Amount (as defined below) plus accrued and unpaid dividends, if any, to, but excluding, the date of redemption. The “Make Whole Amount” for any redemption date will be equal to the greater of (i) the aggregate liquidation preference of our Series A Preferred Securities to be redeemed and (ii) the sum of the present values of the aggregate liquidation preference of our Series A Preferred Securities to be redeemed and the remaining scheduled payments of dividends on our Series A Preferred Securities to be redeemed up to but excluding December 15, 2025 (not including any portion of such payments of dividends accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the treasury rate plus 0.5%.

On and after December 15, 2025, our Series A Preferred Securities will be redeemable at the option of FIHL, in whole or in part, upon prior written notice in accordance with the certificate of designations, at a redemption price equal to $10,000 per share, plus accrued and unpaid dividends, if any, to, but excluding, the date fixed for redemption.

Series A Preferred Securities Director Appointment Rights

Observer Rights

If the Net Worth (as defined below) is less than 75% of the Total Capitalization (as defined below) (such 75% being the “Observer Capitalization Threshold”), the holders of Series A Preferred Securities, acting as a separate class, will have the right to appoint one observer to the Board (the “OCT Appointment Right”). The term of office of such observer appointed pursuant to the OCT Appointment Right will terminate if (i) the Net Worth is equal to or greater than the Observer Capitalization Threshold or (ii) upon the appointment by the holders of Series A Preferred Securities, acting as a separate class, of a director pursuant to the DCT Appointment Right (as defined below).

“Net Worth” means, as of the date of determination, the consolidated shareholders’ equity of FIHL as determined on a pro forma basis (as described below) by the Board, acting in good faith and based on the most recently prepared condensed, consolidated annual audited or unaudited quarterly financial statement prepared in accordance with International Financial Reporting Standards or U.S. GAAP (such statements being “Annual or Quarterly Financial Statements”).

“Total Capitalization” means, as of the date of determination, the sum of (i) the Net Worth and (ii) the aggregate principal amount of all outstanding indebtedness of FIHL for borrowed money and the aggregate liquidation preference of all outstanding Series A Preferred Securities as determined on a pro forma basis (as described below) by the Board, acting in good faith and based on the most recently prepared Annual or Quarterly Financial Statements.

If FIHL incurs, assumes, redeems, defeases, retires or extinguishes any indebtedness, or issues, redeems or repurchases any Series A Preferred Securities or Common Shares subsequent to the date of the most recently prepared Annual or Quarterly Financial Statements for which the Net Worth and the Total Capitalization are being calculated, then the Net Worth and the Total Capitalization will be calculated to give effect to such incurrence, assumption, redemption, defeasance, retirement or extinguishment of indebtedness, or such issuance, redemption or repurchase of Series A Preferred Securities or Common Shares, as if the same had occurred prior to such date.

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Director Rights

The holders of our Series A Preferred Securities may appoint their representative directors to the Board (the “Additional Directors”) in the following circumstances:

(1)

if the Net Worth is less than 71% of the Total Capitalization (such 71% being the “Director Capitalization Threshold”) and has not been increased to be equal to or greater than 71% within 90 days, the holders of our Series A Preferred Securities, acting as a separate class, will have the right to appoint two directors to the Board (each, a “DCT Additional Director”) (the “DCT Appointment Right”). The term of office of each DCT Additional Director will terminate if the Net Worth is equal to or greater than the Director Capitalization Threshold and the number of directors constituting the Board will automatically be reduced accordingly.

(2)

in the event that dividends on our Series A Preferred Securities are not paid in full on four Dividend Payment Dates, whether or not declared and whether or not consecutive, the holders of our Series A Preferred Securities, acting as a class with any other holders of our Series A Preferred Securities that did not receive dividends for four dividend periods, ranking on a parity with our Series A Preferred Securities with respect to dividends, liquidation and voting (the “Parity Shares”), will have the right to appoint two directors to the Board (each, a “Nonpayment Additional Director”). The terms of office of such Nonpayment Additional Director will terminate when FIHL has paid or set aside for payment full dividends in arrears for our Series A Preferred Securities and such Parity Shares for the current dividend period, and the number of directors constituting the Board will automatically be reduced accordingly.

Maximum Directors

Notwithstanding the rights of the holders of Series A Preferred Securities to appoint two DTC Additional Directors and two Nonpayment Additional Directors, the maximum number of Additional Directors that the holders of Series A Preferred Securities shall be entitled to appoint to the Board shall be two Additional Directors at any given time. The rights of the holders of Series A Preferred Securities to appoint any director shall be subject to the prior approval of the applicable regulatory authority to the extent any such approval is required.

Rights in the Event of a Change of Control

Subject to prior approval of the applicable regulatory authority, in the event of a Change of Control (as defined below), unless FIHL has exercised its right to redeem our Series A Preferred Securities, FIHL will be required to send a change of control notice and each holder of our Series A Preferred Securities will have the right to convert immediately prior to the Change of Control (to the extent practicable) some or all of our Series A Preferred Securities held by such holder into Common Shares (recognized as being at least equivalent regulatory capital and of equal status to our Series A Preferred Securities) based on the conversion ratio prescribed in the certificate of designations in respect of our Series A Preferred Securities.

“Change of Control” means:

(1)	any sale, lease, exclusive license, transfer or other disposition of all or substantially all of the assets of:

(x)	FIHL; or

(y)	FIHL and its subsidiaries, taken as a whole,

to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than to FIHL, any of its subsidiaries or a permitted parent (“Person”); or

(2)

any transaction (including a sale of shares, merger or consolidation in which FIHL issues shares of its share capital) in which another Person becomes the beneficial owner of, and the holders of FIHL’s outstanding share capital immediately before such transaction cease to beneficially own, shares

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representing more than 50% of the voting power (i.e., all classes of equity interests normally entitled to vote in the election of directors or all interests in FIHL with the ability to control the management or actions of FIHL) of FIHL (or the continuing or surviving entity of such transaction) as of immediately following the consummation of the transaction;

provided, however, that an initial public offering or listing, including this offering, will not constitute a Change of Control for the purposes of this definition.

Other Series A Preferred Securities Rights

Senior Capital Issuances

We may issue a class or series of shares or any other securities convertible or exchangeable into equity securities of FIHL ranking on a parity with or senior to our Series A Preferred Securities in liquidation preference, voting or dividends, or any debt securities, whether senior or subordinated (“New Securities”); provided that (a) the issuances of such New Securities is part of a bona fide third-party financing and (b) the holders of more than 50% of the combined voting power of our Series A Preferred Securities affirmatively consent to the issuance of any New Securities that (x) have a maturity on or prior to December 15, 2025, or an interest step-up or similar provision, which would incentivize FIHL to redeem, repurchase or otherwise repay the New Securities on or prior to December 15, 2025, or (y) would result in Common Shares and the Junior Shares representing in the aggregate less than 75% of the Total Capitalization. For the avoidance of doubt, nothing will prevent FIHL from raising Tier 1 capital (as prescribed by the applicable regulatory authority).

Series A Preferred Securities Voting Rights

The holders of our Series A Preferred Securities have no voting rights, except:

(1)

in respect of certain fundamental changes that will require the approval of the holders of a majority of our outstanding Series A Preferred Securities, voting together as a class. Such fundamental changes include, without limitation: (i) any amendment of any provision of the memorandum of association of FIHL or the Amended and Restated Bye-Laws affecting a change in the rights, preferences or privileges of our Series A Preferred Securities; or (ii) any interested party transaction, unless approved by a majority of the Board (including a majority of disinterested Directors); and

(2)	on any matters on which holders of otherwise non-voting shares are entitled to vote pursuant to the Companies Act.

Consent Right

For so long as any Series A Preferred Securities are issued and outstanding, in addition to any other vote or consent of shareholders required by law or by the Amended and Restated Bye-Laws, the sanction of a resolution passed by the holders of more than 50% of the combined voting power of the issued and outstanding Series A Preferred Securities voting as a separate class, at which a quorum (consisting of the presence, in person or by proxy, of the holders of 50% of the Series A Preferred Securities) is present will be necessary for effecting or validating any issuance of New Securities that (a) have a maturity on or prior to December 15, 2025, or an interest step-up or similar provision that would incentivize FIHL to redeem, repurchase or otherwise repay the New Securities on or prior to December 15, 2025, or (b) would result in the Net Worth being less than 75% of the Total Capitalization.

Liquidity Rights

Following the consummation of this offering, FIHL will be required to use its commercially reasonable efforts to (i) cause our Series A Preferred Securities to become “DTC-eligible,” in book-entry only form, with

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The Depository Trust Company, (ii) obtain an unrestricted CUSIP number for all Series A Preferred Securities, and (iii) list our Series A Preferred Securities on the same exchange on which our Common Shares are listed; provided that in the event the Board reasonably determines that our Series A Preferred Securities do not or will not qualify for such listing requirements, FIHL will use its reasonable best efforts to cause our Series A Preferred Securities, in the sole discretion of the Board, to be listed on an alternative market, as specified in the Preferred Securityholders Agreement.

Certain Provisions of the Amended and Restated Bye-Laws

Certain provisions of the Amended and Restated Bye-Laws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including an attempt that might result in such shareholder’s receipt of a premium over the market price for his or her Common Shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with the Board, which could result in an improvement of such persons’ terms. See “Risk Factors—Risks Relating to the Common Shares and this Offering—The bye-laws of Current Fidelis (the “Existing Bye-Laws”) will be amended and restated (the “Amended and Restated Bye-Laws”), conditional on this offering being consummated. The Amended and Restated Bye-Laws contain provisions that could impede an attempt to replace or remove the Board or delay or prevent the sale of FIHL, which could diminish the value of the Common Shares or prevent Shareholders from receiving premium prices for their Common Shares in an unsolicited takeover.”

Number of Directors

The Amended and Restated Bye-Laws provide that the Board shall have not fewer than five directors and not more than fifteen directors with the exact number of directors to be determined from time to time by resolution adopted by the affirmative vote of a simple majority of the Board. The Board currently consists of                 directors.

The Amended and Restated Common Shareholders Agreement entitles certain major investors to nominate representative directors to the Board, so long as they maintain a specified, minimum shareholding threshold. For so long as MGU HoldCo holds 4.9% of the Common Shares it will have the right to nominate a representative director to the Board. Each Institutional Investor will be entitled to nominate its representative director to the Board for so long as such Institutional Investor together with its Investor Affiliate Transferees and Investor In Kind Transferees holds at least 25% of its Initial Investor Shares (as such terms are defined in the Amended and Restated Common Shareholders Agreement). Additionally, for so long as any Founder, together with its Investor Affiliate Transferees and Investor In Kind Transferees, holds at least 25% of its Initial Investor Shares, such Founder(s) will be entitled to nominate a joint, representative director by unanimous accord, subject to certain sell-down limitations.

The holders of our Series A Preferred Securities have the right to elect directors to the Board under certain circumstances. See “—Preferred Securities—Series A Preferred Securities Director Appointment Rights—Director Rights” for further detail.

Upon the listing of our Common Shares on                , in accordance with the terms of the Amended and Restated Bye-Laws, the Board will be divided into three classes, designated Class I, Class II and Class III, with members of each class serving staggered three-year terms. Each director will serve for a term ending on the date of our third annual general meeting next following the annual general meeting at which such director was elected; provided that directors initially designated as Class I directors will serve for an initial term ending on the date of our first annual general meeting next following the annual general meeting at which such directors were elected, directors initially designated as Class II directors will serve for an initial term ending on our second annual general meeting next following the annual general meeting at which such directors were elected; and directors initially designated as Class III directors will serve for an initial term ending on our third annual general meeting next following the annual general meeting at which such directors were elected.

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Our classified Board prevents shareholders from electing an entirely new board at an annual general meeting and could have the effect of delaying or discouraging an acquisition of FIHL or a change in management.

Removal of Directors

Shareholders representing 80% of the Total Voting Power may, at any general meeting convened and held for such purpose in accordance with the Amended and Restated Bye-Laws, remove a director for certain specified causes, including but not limited to indictment by a court and willful and material failure or refusal to perform his or her duties as a director.

Notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention so to do and be served on such director not less than sixty days before the meeting and at such meeting such director will be entitled to be heard on the motion for such director’s removal.

Shareholder Advance Notice Procedures

Notice of an annual general meeting and special general meeting must be given to shareholders at least five days before the date of such meeting, stating the date, place and time at which the meeting is to be held and business to be conducted at the meeting, including, for annual general meetings, the election of directors.

A general meeting may be called on shorter notice provided that (i) in the case of an annual general meeting, with the agreement of all of the shareholders entitled to attend and vote at such meeting and (ii) in the case of a special general meeting, with the agreement of a majority in number of the shareholders entitled to attend and vote at such meeting, together holding not less than 95% in nominal value of the shares entitled to be voted at such meeting.

Failure to provide notice of a general meeting to any person entitled to receive notice will invalidate the proceedings conducted at such meeting. The Amended and Restated Bye-Laws contain detailed provisions setting out the manner in which a notice of a general meeting must be served effectively on the shareholders.

Amendments to the Amended and Restated Bye-Laws

The Amended and Restated Bye-Laws provide that no Bye-Law may be rescinded, altered or amended and no new Bye-Law can be made, save in accordance with the Companies Act, unless a resolution is approved by a simple majority of the shareholders.

Meetings of Shareholders

Annual General Meetings

An annual general meeting will be held in each year at such time and place as the Board determines, unless FIHL elects to dispense with the holding of annual general meetings in accordance with the Companies Act.

Special General Meetings

The Board may convene a special general meeting whenever in its judgment such a meeting is necessary and in accordance with the advance notice provisions.

Requisitioned General Meetings

Shareholders holding not less than 10% of the paid-up share capital of FIHL carrying the right to vote at general meetings may requisition the Board to convene a special general meeting in accordance with the provisions of the Companies Act and in accordance with the advance notice provisions set out in the Amended and Restated Bye-Laws.

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Market Listing

We intend to apply to list our Common Shares on                 under the symbol “    .”

Transfer Agent and Registrar

Following the listing of our Common Shares on the                , the transfer agent and registrar for our Common Shares will be                .

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COMPARISON OF SHAREHOLDER RIGHTS

Prospective investors should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their shareholders. The following is a summary of certain significant differences between the Companies Act (including modifications adopted pursuant to our Amended and Restated Bye-Laws) and Bermuda common law applicable to us and our shareholders, on the one hand, and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their shareholders, on the other hand.

Duties of Directors

The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our Amended and Restated Bye-Laws provide that our business is to be managed and conducted by the Board. In accordance with Bermuda common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

(1)	a duty to act in good faith in the best interests of the company;

(2)	a duty not to make a personal profit from opportunities that arise from the office of director;

(3)	a duty to avoid situations in which there is an actual or potential conflict between a personal interest or the duties owed; and

(4)	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

(1)	to act honestly and in good faith with a view to the best interests of the company; and

(2)	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of such company.

Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders or members, creditors, or any class of shareholders, members or creditors. Our shareholders may not have a direct cause of action against our directors.

Under Delaware law, the business and affairs of a company are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the company and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the company. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the company and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the

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honest belief that the action taken was in the best interests of the company. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the company.

Interested Directors

Bermuda law provides that a transaction entered into by us in which a director has an interest will not be voidable by us and such director will not be liable to us for any profit realized pursuant to such transaction as a result of such interest, provided that the nature of the interest is disclosed at the first opportunity, either at a meeting of directors or in writing to the directors. While we are not aware of any Bermuda case law on the meaning of “first opportunity,” a Bermuda court will likely employ a practical interpretation of those words.

Subject to the                 rules and applicable U.S. securities laws, our Amended and Restated Bye-Laws do not require directors to recuse themselves from any discussion or decision involving any contract or proposed contract or arrangement in which the director is directly or indirectly interested so long as the nature of the interest is disclosed, and such director may be counted in the quorum for such meeting, unless the Board by resolution of a simple majority of the Board (which vote shall exclude the interested director) requires the director to abstain from any vote on the conflicted matter.

Under Delaware law, such transaction would not be voidable if: (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors; (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter; or (iii) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements

Under Bermuda law, the voting rights of our shareholders are regulated by our Amended and Restated Bye-Laws and, in certain circumstances, the Companies Act. Generally, except as otherwise provided in the Amended and Restated Bye-Laws or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of the shareholders. Any individual who is our shareholder and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our Amended and Restated Bye-Laws also permit attendance at general meetings by proxy, provided that the instrument appointing the proxy is in the form specified in the Amended and Restated Bye-Laws or such other form as the Board may determine. The specific voting rights of our Common Shares are set forth in detail under “Description of Share Capital—Common Shares—Voting Rights.”

Under Delaware law, unless otherwise provided in a company’s certificate of incorporation, each shareholder is entitled to one vote for each share of stock held by the shareholder. Delaware law provides that unless otherwise provided in a company’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company’s certificate of incorporation or bylaws, the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at a meeting in which a quorum is present is required for shareholder action, and the affirmative vote of a plurality of shares present in person or represented by proxy and entitled to vote at the meeting is required for the election of directors.

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Amalgamations, Mergers and Similar Arrangements

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote on such transaction. A shareholder of a company participating in certain merger and consolidation transactions may, under certain circumstances, be entitled to appraisal rights, such as having a court determine the fair value of the stock or requiring the company to pay such value in cash. However, such appraisal right is not available to shareholders if the stock received in such transaction is listed on a national securities exchange, including                .

Acquisitions

Under Bermuda law, an acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

(1)

By a procedure under the Companies Act known as a “scheme of arrangement.” The Companies Act enables the Supreme Court of Bermuda to approve a scheme of arrangement between a company and its shareholders or any class of shareholders. If the requisite majority (being a majority in number of shareholders representing 75% in value) agrees to the acquisition of their shares pursuant to the terms of the scheme, and the Supreme Court sanctions the scheme, the remaining shares can be compulsorily acquired. Schemes may provide for the target’s shares to be either transferred or cancelled, but unlike a transfer scheme, a cancellation scheme requires the company to pass a solvency test. In either case, dissenting shareholders do not have express statutory appraisal rights although shareholders have a right to appear at the hearing, and the Supreme Court will only sanction a scheme if the Supreme Court is satisfied that the scheme is fair. Shares owned by the acquirer can be voted to approve the scheme, but the Supreme Court will be concerned to see that the shareholders approving the scheme are fairly representative of the general body of shareholders.

(2)

If the acquiring party is a company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the “offeror”), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any non-tendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

(3)

Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is

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given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporation does not own all of the stock of the subsidiary, dissenting shareholders of the subsidiary are entitled to certain appraisal rights. Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested shareholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

Dissenters’ Rights of Appraisal

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders’ meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares. Under Bermuda law, each share of an amalgamating or merging company carries the right to vote in respect of an amalgamation or merger whether or not it otherwise carries the right to vote.

In addition, any minority shareholder receiving notice that the holders of 95% or more of a company’s shares or class of shares intend to compulsorily acquire the minority shareholder’s shares may, within one month of receiving the notice, apply to the Supreme Court of Bermuda to appraise the value of the shares.

Appraisal rights are available under Delaware law for any class or series of common shares of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

Shareholders’ Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws.

Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them

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in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act. Section 98 of the Companies Act further provides that a company may advance moneys to an officer or auditor for the costs, charges and expenses incurred by the officer or auditor in defending any civil or criminal proceedings against them, on condition that the officer or auditor shall repay the advance if any allegation of fraud or dishonesty is proved against them.

We have adopted provisions in our Amended and Restated Bye-Laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions except in respect of fraud or dishonesty. Pursuant to our Amended and Restated Bye-Laws, our shareholders have agreed to waive any claim or right of action such shareholder may have, whether individually or by or in our right, against any director or officer on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his or her duties with or for us or any of our subsidiaries, provided that such waiver does not extend to any matter in respect of any fraud or dishonesty in relation to us which may attach to such director or officer.

Under Delaware law, a corporation may include in its certificate of incorporation a provision that, subject to the limitations described below, eliminates or limits director liability to the corporation or its shareholders for monetary damages for breaches of their fiduciary duty of care. Under Delaware law, a director’s liability cannot be eliminated or limited for: (i) breaches of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions; or (iv) transactions from which such director derived an improper personal benefit.

Delaware law provides that a corporation may indemnify a director, officer, employee or agent of the corporation against any liability or expenses incurred in any civil, criminal, administrative or investigative proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, except that in any action brought by or in the right of the corporation, such indemnification may be made only for expenses (not judgments or amounts paid in settlement) and may not be made even for expenses if the officer, director or other person is adjudged liable to the corporation (unless otherwise determined by the court). In addition, under Delaware law, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to above, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by that party. Furthermore, under Delaware law, a corporation is permitted to maintain directors’ and officers’ insurance.

Meeting of Shareholders

The Companies Act requires an annual meeting of shareholders unless waived by resolution of shareholders. Our Amended and Restated Bye-Laws provide that, subject to an election made by us in accordance with the Companies Act to dispense with the holding of annual general meetings, an annual general meeting will be held in each year at such time and place as the Board determines.

Under our Amended and Restated Bye-Laws, a special general meeting of shareholders may be held when the Board, in its judgment, decides such a meeting is necessary. In addition, the Board shall, on the requisition of shareholders holding at the date of the deposit of the requisition not less than 10% of our paid-up share capital, forthwith proceed to convene a special general meeting and the provisions of the Companies Act shall apply.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

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Notice of Shareholder Meetings

Bermuda law and our Amended and Restated Bye-Laws require that shareholders be given at least five days’ advance notice of any general meeting.

Under Delaware law, a company is generally required to give written notice of any meeting not less than ten days or more than sixty days before the date of the meeting to each shareholder entitled to vote at the meeting.

Dividends and Other Distributions

Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) it is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereafter be less than its liabilities. “Contributed surplus” is defined for purposes of Section 54 of the Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital, and donations of cash and other assets to the company.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Inspection of Corporate Records

Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda. These documents include our memorandum of association and any charges on our assets. Our shareholders have the additional right to inspect our Amended and Restated Bye-Laws, minutes of general meetings and audited financial statements, all of which must be presented to the annual general meeting of shareholders.

The register of members of a company is also open to inspection by shareholders and members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers and a list of its directors must be filed with the Registrar of Companies where it will be available for public inspection. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Delaware law requires that a company, within ten days before a meeting of shareholders, prepare and make available a complete list of shareholders entitled to vote at the meeting. This list must be open to the examination of any shareholder for any purpose relating to the meeting for a period of at least ten days prior to the meeting, either on a reasonably accessible electronic network or during ordinary business hours at the principal place of business of the company. Delaware law also permits a shareholder to inspect the company’s books and records if the shareholder can establish that he or she is a shareholder of the company, that the shareholder has complied with Delaware law with respect to the form and manner of making demand for inspection of corporate records, and that the inspection by the shareholder is for a proper purpose.

Shareholder Proposals

Under Bermuda law, upon the requisition in writing of such number of shareholders as is hereinafter specified and at their own expense (unless the company otherwise resolves), the company will be required to:

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(i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution which may properly be moved and is intended to be moved at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement of not more than one thousand words with respect to the matter referred to in any proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for a requisition under the foregoing sentence is (x) either any number of shareholders representing not less than 1/20th of the total voting rights of all members having at the date of the requisition a right to vote at that meeting to which the requisition relates; or (y) not less than one hundred shareholders.

The specific procedures under our Amended and Restated Bye-Laws governing shareholder proposals in relation to our company are set forth under “Description of Share Capital—Certain Bye-Law Provisions—Shareholder Advance Notice Procedures.”

Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting, although restrictions may be included in a Delaware corporation’s certificate of incorporation or bylaws.

Amendment of Memorandum of Association/Certificate of Incorporation

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the memorandum of association may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. When such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a greater percentage is provided for in the certificate of incorporation, a majority of the outstanding voting power of the corporation is required to approve the amendment of the certificate of incorporation at the shareholders’ meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the powers, preferences or special rights of any class of a company’s stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s original certificate of incorporation.

Amendment of Bye-Laws

Our Amended and Restated Bye-Laws provide that the Amended and Restated Bye-Laws may be amended only upon a resolution approved by a simple majority of the Board and by a resolution approved by a simple majority of the shareholders.

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Under Delaware law, unless the certificate of incorporation or bylaws provide for a different vote, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation have the power to adopt, amend and repeal the bylaws of a corporation.

Dissolution

Under Bermuda law, a solvent company may be wound up by way of a shareholders’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors are each required to make a statutory declaration, which states that the directors have made a full inquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding-up and must file the statutory declaration with the Registrar of Companies in Bermuda. The general meeting is required to be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding-up of the company is deemed to commence at the time of the passing of the resolution.

Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (ii) if all shareholders entitled to vote thereon consent in writing to such dissolution.

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SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to the listing of our Common Shares on the                , there has been no public market for our Common Shares and we cannot assure prospective investors that a significant public market for our Common Shares will develop or be sustained after the initial listing of our Common Shares on the                . Trading of our Common Shares on the                 is expected to commence immediately upon the effective date of the registration statement of which this prospectus forms a part. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price of our Common Shares prevailing from time to time. Sales of substantial amounts of our Common Shares in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our Common Shares.

Sales of Restricted Securities

Currently,              of our Common Shares are outstanding. Of these,              Common Shares sold in this offering (or              Common Shares if the underwriters exercise their option to purchase additional Common Shares from the Selling Shareholders in full) will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining Common Shares (or Common Shares if the underwriters exercise their option to purchase additional Common Shares from the Selling Shareholders in full) that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including an exemption under Rule 144 or Rule 701, which are summarized below.

As further described below and subject to lock-up agreements, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their Common Shares for a period of at least one year will be able to sell their Common Shares under Rule 144, which is expected to include approximately outstanding Common Shares immediately after the effectiveness of the registration statement of which this prospectus forms a part.

As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer.

Lock-up Agreement

Upon the settlement of this offering, the Selling Shareholders, our executive officers, members of the Board and holders of at least         % of our outstanding Common Shares (as applicable) have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of the representatives on behalf of the underwriters. These agreements are described below under the section captioned “Underwriting.”

Registration Rights

The Existing Shareholders will have the right to require us to include their Registrable Securities in any registration statement filed for the purposes of a public offering of our equity securities. These Registrable Securities will represent         % of our outstanding Common Shares after this offering. See “Material Contracts and Related Party Transactions—Registration Rights Agreement.”

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Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effectiveness of the registration statement of which this prospectus forms a part, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any of our Common Shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations and subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without complying with any of the requirements of Rule 144.

Beginning 90 days after the effectiveness of the registration statement of which this prospectus forms a part, an affiliate of ours who has beneficially owned our Common Shares for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent (1%) of our Common Shares then issued and outstanding, which will equal approximately million shares immediately after this offering; or

•	the average weekly trading volume of our Common Shares on the during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling our Common Shares on behalf of our affiliates are also subject to any manner of sale provisions, notice requirements and the availability of current public information about us. The sale of these Common Shares, or the perception that sales will be made, could adversely affect the price of our Common Shares after this offering because a great supply of Common Shares would be, or would be perceived to be, available-for-sale in the public market.

We are unable to estimate the number of Common Shares that will be sold under Rule 144 since this will depend on the market price for our Common Shares, the personal circumstances of the shareholder and other factors.

Rule 701

Any of our employees, officers or directors who acquired our Common Shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 Common Shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these Common Shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 Common Shares are required to wait until 90 days after the date of this prospectus before selling such Common Shares. However, our Common Shares issued under Rule 701 that are subject to lock-up agreements will become eligible for sale only when the 180-day lock-up agreements expire.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the U.S. for offers and sales of securities that occur outside the U.S. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the U.S.

We are a “foreign issuer” as defined in Regulation S. As a foreign issuer, securities that we sell outside the U.S. pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject

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to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, a holder of our restricted securities who is not our affiliate or who is an affiliate by virtue of his status as an officer or director may, under Regulation S, resell his restricted securities in an “offshore transaction” if none of the seller or its affiliates or any person acting on their behalf engages in directed selling efforts in the U.S. and, in the case of a sale of our restricted securities by an officer or director who is an affiliate of ours solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted securities who will be an affiliate of FIHL other than by virtue of his or her status as an officer or director of FIHL.

Form S-8 Registration Statement

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the Common Shares reserved for issuance under our Long-Term Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the Form S-8 registration statement will be available for sale in the open market following the registration statement’s effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

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CERTAIN REGULATORY CONSIDERATIONS

The Listed Group is subject to varying degrees of regulation and supervision in the jurisdictions in which it operates. In particular, the businesses of the Listed Group’s three insurance operating subsidiaries, FUL, FIBL and FIID, are authorized by, and subject to insurance laws and regulations that are administered and enforced by, a number of different governmental and non-governmental self-regulatory authorities and associations in each of their respective jurisdictions and internationally. Each of the insurance operating subsidiaries has entered into a Delegated Underwriting Authority Agreement with the relevant Fidelis MGU operating subsidiary on a jurisdictional basis. In addition, FIHL has entered into the Inter-Group Services Agreement with MGU HoldCo for the provision of certain non-underwriting services. See “Material Contracts and Related Party Transactions” for further information relating to the contractual matrix forming this structure.

The following is a summary of the core aspects of the regulatory environment of the Listed Group’s insurance operating subsidiaries, primarily in their respective jurisdictions of the U.K., Ireland and Bermuda, as well as the authorizations of the Fidelis MGU. FIBL and FUL also conduct their business pursuant to the applicable U.S. excess and surplus lines and certified reinsurer authorizations.

The following summary relates predominantly to the insurance regulatory regimes in the U.K., Ireland and Bermuda insofar as they relate to the insurance operating subsidiaries as authorized insurers. However, the following summary also contains various references to the application of domestic insurance regulation to the operating subsidiaries of the Fidelis MGU as authorized insurance intermediaries, given their symbiotic relationship with the insurance operating subsidiaries and their integration in the Subsidiary Annual Plans.

Bermuda Insurance Regulation

The following provides a more in-depth discussion of the applicable Bermuda regulation given the FIHL’s and FIBL’s incorporation in Bermuda and the BMA Group supervision.

General

The Bermuda Insurance Act and related rules and regulations, provides that no person shall carry on insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the BMA.

FIBL, a wholly owned subsidiary of FIHL, is registered as a Class 4 Insurer pursuant to the Insurance Act. Certain significant aspects of the Bermuda insurance regulatory framework applicable to Class 4 insurers are set forth below.

Annual Financial Statements

As a Class 4 insurer, FIBL is required to prepare and submit, on an annual basis, audited financial statements which have been prepared under generally accepted accounting principles or international financial reporting standards (“GAAP financial statements”) and audited statutory financial statements.

The Insurance Act prescribes rules for the preparation and substance of statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The statutory financial statements include detailed information and analysis regarding premiums, claims, reinsurance and investments of the insurer.

The insurer’s annual GAAP financial statements and the auditor’s report thereon, and the statutory financial statements are required to be filed with the BMA within four months from the end of the relevant financial year (unless specifically extended with the approval of the BMA). The statutory financial statements do not form a part of the public records maintained by the BMA, but the GAAP financial statements are available for public inspection.

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Annual Statutory Financial Return and Annual Capital and Solvency Return

As a Class 4 insurer, FIBL is required to file with the BMA a statutory financial return no later than four months after its financial year end (unless specifically extended with the approval of the BMA).

The statutory financial return of a Class 4 insurer shall consist of (i) an insurer information sheet, (ii) an auditor’s report, (iii) the statutory financial statements, and (iv) notes to the statutory financial statements.

In addition, each year the insurer is required to file with the BMA a capital and solvency return along with its annual statutory financial return. The prescribed form of capital and solvency return comprises the insurer’s BSCR model or an approved internal capital model in lieu thereof (more fully described below), together with such schedules as prescribed by the Insurance (Prudential Standards) (Class 4 and Class 3B Solvency Requirement) Rules 2008, as amended from time to time.

Neither the statutory financial return nor the capital and solvency return is available for public inspection.

Minimum Liquidity Ratio

The Insurance Act provides a minimum liquidity ratio for general business insurers. A Class 4 insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities.

Minimum Solvency Margin and Enhanced Capital Requirements

The Insurance Act provides that the value of the statutory assets of an insurer must exceed the value of its statutory liabilities by an amount greater than its prescribed minimum solvency margin (“MSM”).

The MSM that must be maintained by a Class 4 insurer with respect to its general business is the greater of (i) $100 million, or (ii) 50% of net premium written (with a credit for reinsurance ceded not exceeding 25% of GPW) or (iii) 15% of net loss and loss expense provisions and other insurance reserves or (iv) 25% of the ECR (as defined below) as reported at the end of the relevant year.

Class 4 insurers are also required to maintain available statutory economic capital and surplus at a level equal to or in excess of its ECR which is established by reference to either the BSCR model or an approved internal capital model.

The BSCR model is a risk-based capital model which provides a method for determining an insurer’s capital requirements (statutory economic capital and surplus) by taking into account the risk characteristics of different aspects of the insurer’s business. The BSCR formula establishes capital requirements for ten categories of risk: fixed maturity investment risk, equity investment risk, interest rate/liquidity risk, currency risk, concentration risk, premium risk, reserve risk, credit risk, catastrophe risk, and operational risk. For each category, the capital requirement is determined by applying factors to asset, premium, reserve, creditor, probable maximum loss and operation items, with higher factors applied to items with greater underlying risk and lower factors for less risky items.

Eligible Capital

To enable the BMA to better assess the quality of the insurer’s capital resources, a Class 4 insurer is required to disclose the makeup of its capital in accordance with the recently introduced “3-tiered eligible capital system.” Under this system, all of the insurer’s capital instruments will be classified as either basic or ancillary capital which in turn will be classified into one of three tiers based on their “loss absorbency” characteristics. Highest-quality capital will be classified as Tier 1 Capital, and lesser-quality capital will be classified as either Tier 2 Capital or Tier 3 Capital. Under this regime, up to certain specified percentages of Tier 1, Tier 2 and Tier 3 Capital may be used to support the Class 4 insurer’s MSM, ECR and target capital level.

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The characteristics of the capital instruments that must be satisfied to qualify as Tier 1, Tier 2 and Tier 3 Capital are set out in the Insurance (Eligible Capital) Rules 2012, and amendments thereto. Under these rules, Tier 1, Tier 2 and Tier 3 Capital may, until January 1, 2026, include capital instruments that do not satisfy the requirement that the instrument is non-redeemable or settled only with the issuance of an instrument of equal or higher quality upon a breach, or if it would cause a breach, of the ECR.

Where the BMA has previously approved the use of certain instruments for capital purposes, the BMA’s consent will need to be obtained if such instruments are to remain eligible for use in satisfying the MSM and the ECR.

Code of Conduct

The Insurance Code of Conduct (the “Code of Conduct”) prescribes the duties, standards, procedures, and sound business principles with which all insurers registered under the Insurance Act must comply, including any activities which are delegated or outsourced. With respect to outsourcing, the Code of Conduct provides that where the insurer outsources functions, the board of the insurer should ensure that there is oversight and clear accountability for all outsourced functions as if these functions were performed internally and subject to the insurer’s own standards on governance and internal controls. The board of the insurer must also ensure that the service agreement includes terms on compliance with jurisdictional laws and regulations, cooperation with the BMA, and access to data and records in a timely fashion. Where a function is outsourced or proposed to be outsourced, the board must assess the impact on the insurer and should not outsource a function which may adversely affect the insurer’s ability to operate in a prudent manner.

The BMA will assess an insurer’s compliance with the Code of Conduct in a proportional manner relative to the nature, scale and complexity of its business. Failure to comply with the requirements of the Code of Conduct will be taken into account by the BMA in determining whether an insurer is conducting its business in a sound and prudent manner as prescribed by the Insurance Act may result in the BMA exercising its powers of intervention and investigation (see below) and will be a factor in calculating the operational risk charge under the insurer’s BSCR or approved internal model.

Cyber Risk Code of Conduct

The BMA has recognized that cyber incidents can cause significant financial losses and/or reputational impacts across the insurance industry and has implemented the Insurance Sector Operational Cyber Risk Management Code of Conduct (the “Cyber Risk Code”) to ensure that those operating in the Bermuda insurance sector can mitigate such risks. The Cyber Risk Code prescribes the duties, requirements, standards, procedures and principles which all insurers, insurance managers and insurance intermediaries (agents, brokers and insurance marketplace providers) registered under the Insurance Act must comply. The Cyber Risk Code is designed to promote the stable and secure management of information technology systems of regulated entities and requires that all registrants implement their own technology risk programs, determine what their top risks are and develop an appropriate risk response. This requires all registrants to develop a cyber risk policy which is to be delivered pursuant to an operational cyber risk management program and appoint an appropriately qualified member of staff or outsourced resource to the role of Chief Information Security Officer. The role of the Chief Information Security Officer is to deliver the operational cyber risk management program.

Reduction of Capital

No Class 4 insurer may reduce its total statutory capital by 15% or more, as set out in its previous year’s financial statements unless it has received the prior approval of the BMA. Total statutory capital consists of the insurer’s paid-in share capital, its contributed surplus (sometimes called additional paid-in capital), and any other fixed capital designated by the BMA as statutory capital (such as letters of credit).

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Notification by Registered Person of Change of Controllers and Officers

All registered insurers are required to give written notice to the BMA of the fact that a person has become, or ceased to be, a controller or officer of the registered insurer within 45 days of becoming aware of such fact. An officer in relation to a registered insurer means a director, chief executive or senior executive performing duties of underwriting, actuarial, risk management, compliance, internal audit, finance or investment matters.

Notification of Material Changes

All registered insurers are required to give notice to the BMA of their intention to effect a material change within the meaning of the Insurance Act. For the purposes of the Insurance Act, the following changes are material: (i) the transfer or acquisition of insurance business being part of a scheme falling under section 25 of the Insurance Act or section 99 of the Companies Act, (ii) the amalgamation with or acquisition of another firm, (iii) engaging in unrelated business that is retail business, (iv) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer, (v) outsourcing all or substantially all of the company’s actuarial, risk management, compliance or internal audit functions, (vi) outsourcing all or a material part of an insurer’s underwriting activity, (vii) the transfer, other than by way of reinsurance, of all or substantially all of a line of business, (viii) the expansion into a material new line of business, (ix) the sale of an insurer, and (x) outsourcing of an officer role.

No registered insurer shall take any steps to give effect to a material change unless it has first served notice on the BMA that it intends to effect such material change and before the end of 30 days, either the BMA has notified such company in writing that it has no objection to such change or that period has elapsed without the BMA having issued a notice of objection.

Before issuing a notice of objection, the BMA is required to serve upon the person concerned a preliminary written notice stating the BMA’s intention to issue a formal notice of objection. Upon receipt of the preliminary written notice, the person served may, within 28 days, file written representations with the BMA which will be taken into account by the BMA in making its final determination.

The entry into a Delegated Underwriting Authority Agreement between FIBL and                 constitutes a material change.

Group Supervision

The BMA may, in respect of an insurance group, determine whether it is appropriate for it to act as its group supervisor and has done so for FIHL. An insurance group is defined as a group of companies that conducts insurance business. The BMA may make such determination where it ascertains that (i) the group is headed by a “specified insurer” (that is to say, it is headed by either a Class 3A, Class 3B or Class 4 general business insurer or a Class C, Class D or Class E long-term insurer or another class of insurer designated by order of the BMA); or (ii) where the insurance group is not headed by a “specified insurer,” where it is headed by a parent company which is incorporated in Bermuda or (iii) where the parent company of the group is not a Bermuda company, in circumstances where the BMA is satisfied that the insurance group is directed and managed from Bermuda or the insurer with the largest balance sheet total is a specified insurer.

Where the BMA determines that it should act as the group supervisor, it shall designate a specified insurer that is a member of the insurance group to be the designated insurer (the “Designated Insurer”).

As group supervisor, the BMA will perform a number of supervisory functions including (i) coordinating the gathering and dissemination of relevant or essential information for going concerns and emergency situations, including the dissemination of information which is of importance for the supervisory task of other competent authorities; (ii) carrying out supervisory reviews and assessments of the insurance group; (iii) carrying out

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assessments of the insurance group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (iv) planning and coordinating through regular meetings held at least annually (or by other appropriate means) with other competent authorities, supervisory activities in respect of the insurance group, both as a going concern and in emergency situations; (v) coordinating enforcement actions that may need to be taken against the insurance group or any of its members; and (vi) planning and coordinating meetings of colleges of supervisors in order to facilitate the carrying out of the functions described above.

FIBL was designated by the BMA as a Designated Insurer on March 17, 2016 and as such is currently subject to group supervision. As a result, FIHL is required to maintain available statutory economic capital and surplus at a level equal to its Group Enhanced Capital Requirement, which is established by reference to the Group Bermuda Solvency and Capital Requirement model.

Restrictions on Dividends and Distributions

A Class 4 insurer is prohibited from declaring or paying a dividend if it is in breach of its MSM, ECR or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. Where an insurer fails to meet its MSM or minimum liquidity ratio on the last day of any financial year, it will be prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA.

In addition, a Class 4 insurer is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the BMA an affidavit signed by at least two directors (one of whom must be a Bermuda resident director if any of the insurer’s directors are resident in Bermuda) and the principal representative stating that it will continue to meet its solvency margin and minimum liquidity ratio. Where such an affidavit is filed, it shall be available for public inspection at the offices of the BMA.

As FIHL is subject to Group Supervision, it is prohibited from declaring or paying a dividend if it is in breach of its Group Enhanced Capital Requirement or the declaration or payment of a dividend would cause such a breach.

Bermuda Insurance Regulation of Intermediaries

General

The Insurance Act defines an insurance agent as a person that, with the authority of an insurer, acts on an insurer’s behalf in relation to any or all of the following matters: the initiation and receipt of proposals, the issue of policies and the collection of premiums, being proposals, policies and premiums relating to insurance business. The Insurance Act provides that no person may in or from within Bermuda carry on business as an insurance agent unless registered as an insurance agent under the Insurance Act by the BMA.

The Bermuda MGU has received approval in principle from the BMA to be registered as an insurance agent, and is now proceeding with submitting its formal application to become registered. Certain significant aspects of the Bermuda insurance regulatory framework applicable to insurance agents are set forth below.

The Insurance Brokers and Insurance Agents Code of Conduct

The Insurance Brokers and Insurance Agents Code of Conduct (the “IBA Code”) prescribes the duties, requirements, standards, procedures and practices with which all insurance agents registered under the Insurance Act must comply. The IBA Code provides that insurance agents must conduct their business in a sound and prudent manner. The BMA will assess an insurance agent’s compliance with the IBA Code in a proportional

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manner relative to the nature, scale and complexity of its business. Failure to comply with the requirements of the IBA Code will be taken into account by the BMA in determining whether an insurance agent is conducting its business in a sound and prudent manner as prescribed by the Insurance Act and may result in the BMA exercising its powers of intervention and investigation.

Notification to the BMA

Every insurance agent is required to forthwith notify the BMA on it coming to the knowledge of the insurance agent, or where the insurance agent has reason to believe, that it has failed to comply with a condition imposed upon it by the BMA. Within 14 days of such notification, the insurance agent must also furnish the BMA with a written report setting out all of the particulars that are available to it.

United Kingdom Insurance Regulation

General

The financial services industry in the U.K. is currently dual-regulated by the FCA and the PRA (collectively, the “U.K. Regulators”). The PRA authorizes “dual-regulated” firms such as insurers (e.g., FUL) and performs the prudential regulation and supervision in respect of these entities. The FCA authorizes and performs the prudential regulation and supervision for all “solo-regulated” firms such as insurance intermediaries (e.g., Pine Walk Capital and FML) and is the conduct regulator for all regulated firms in the U.K.

The primary statutory objectives of the PRA in relation to its supervision of insurers are: (i) to promote their safety and soundness; and (ii) to contribute to the securing of an appropriate degree of protection for policyholders or those who may become policyholders. The PRA also has a secondary objective to facilitate effective competition in the markets for services provided by PRA-authorized firms. Further, the FCA has a general objective to secure an appropriate degree of protection for consumers, along with the further general objectives to protect and enhance the integrity of the U.K. financial system and to promote effective competition for the benefit of consumers.

The U.K. Regulators have extensive powers to intervene in the affairs of the insurance businesses and insurance mediation activities that they regulate and to monitor compliance with their objectives. Their enforcement tools include: amending (including by imposing restrictions on) or withdrawing a firm’s authorization, prohibiting, restricting or suspending firms or individuals from carrying on or undertaking regulated activities, and publicly censuring and warning, fining or requiring compensation from firms and individuals who break their rules.

U.K.-authorized insurers and insurance intermediaries must comply with the PRA’s requirements (as set out in the PRA Rulebook) and the FCA’s requirements (as set out in the FCA Handbook), which include the PRA’s Fundamental Rules and the FCA’s Principles. In particular, under both Fundamental Rule 7 and Principle 11, firms must deal with the U.K. Regulators in an open and cooperative way, and must disclose to the U.K. Regulators anything of which they would reasonably expect notice. Such notifications may include where the firm has reason to believe that it has materially failed to comply with any requirement or if a senior manager is involved in any prohibited activity.

U.K.-authorized insurers and insurance intermediaries must also adhere to a wide range of U.K. insurance legislation. The most notable of such legislation is the Financial Services and Markets Act 2000 (“FSMA”), which includes the requirements for becoming authorized to conduct regulated insurance activities, regulated and prohibited activities of an insurance company and insurance intermediary, the approval process for the acquisition or disposal of control of insurance companies and insurance intermediaries, rules on financial promotions, transfers of insurance portfolios, and market abuse provisions. This is complemented by a range of statutory instruments on certain subjects; for example, the authorization or exemption process. Legislation based

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on Solvency II is also relevant (as described in more detail in the “—U.K. Prudential Regime for Insurers” section below). In addition, U.K. companies carrying out insurance activities must comply with general legislation, such as the U.K. Companies Act 2006.

U.K. Authorized Firms in the Listed Group and the Fidelis MGU

The Listed Group and the Fidelis MGU contain several firms that are authorized to carry on regulated activities in the U.K. FUL is authorized by the PRA to effect and carry out contracts of insurance in respect of a number of classes of general (non-life) insurance business. Pine Walk Capital and FML are both authorized and regulated by the FCA as insurance intermediaries.

Brexit and the Loss of “Passporting Rights”

Following the U.K.’s decision to withdraw from the EU, FUL and Pine Walk Capital are no longer able to carry on regulated insurance activities in the EEA. Accordingly, Current Fidelis took steps to ensure that it was able to continue to access EEA markets. As part of this corporate restructuring, in December 2017, Current Fidelis incorporated FIID, which received full authorization from the CBI to write insurance and reinsurance business with effect from October 22, 2018. Following a High Court Hearing on March 27, 2019, FUL was sanctioned to transfer its non-U.K. EEA book of insurance business to FIID, using the so-called “Part VII transfer” legal process under FSMA. Further, in August 2020, Pine Walk Europe was incorporated in Belgium and is authorized and regulated by the Belgian Financial Services and Markets Authority to perform insurance mediation activities (see “—Ireland Insurance Regulation” below). As a result of these entities being established in an EEA member state, with direct authorization from a local regulator, both the Listed Group and the Fidelis MGU will be able to continue to enjoy “passporting rights” to access markets across the EEA, without seeking multiple authorizations. Additionally, Pine Walk Europe is permitted to perform insurance intermediation in the U.K. as it is currently in the Temporary Permissions Regime, which enables relevant EEA firms that were “passporting” into the U.K. when the transition period ended to continue operating temporarily in the U.K.

For more information on the uncertainty surrounding the implementation and effect of Brexit, see “Risk Factors—Risks Relating to Regulation of the Group—If the Group becomes directly subject to insurance statutes and regulations in jurisdictions other than Bermuda, the E.U. or the U.K. or there is a change to the law or regulations or application of the law or regulations of Bermuda, the E.U. or the U.K., this could have a material adverse effect on its business, prospects, financial condition and/or results of operations.”

U.K. Prudential Regime for Insurers

FUL, as a U.K.-authorized insurer, is subject to the U.K.’s domestic prudential regime, which derives from Solvency II and has largely been transposed into U.K. law by FSMA and The Solvency 2 Regulations 2015. Further, in order to ensure the continuing application of Solvency II regulatory framework in the U.K. following Brexit, pursuant to the European Union (Withdrawal) Act 2018, as amended (the “Withdrawal Act”), the U.K. has transposed all directly applicable E.U. legislation relating to Solvency II into U.K. law, including the European Commission’s Delegated Regulation (EU) 2015/35 (commonly known as the “Delegated Acts”). Secondary legislation, such as the Solvency II and Insurance (Amendments) (EU Exit) Regulations 2019, was passed by the U.K. Parliament in order to address any deficiencies in this retained E.U. law following Brexit.

As a result of Brexit, the U.K.’s domestic prudential regime is likely to change in the near future. In particular, the U.K.’s HM Treasury has undertaken a review of the U.K.’s domestic prudential regime and is now working alongside the PRA to prepare a package of proposed reforms which will be published for consultation at some point in 2022. It is expected that a number of the changes to the U.K.’s domestic prudential regime will address long-standing issues deriving from Solvency II rules, such as the methodology for calculating the risk margin. However, HM Treasury has also stated that the U.K.’s domestic prudential regime will also be amended in order to: (i) be better tailored to the needs of the U.K. insurance market; (ii) encourage effective competition in

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the U.K. insurance market; and (iii) provide the PRA with a greater degree of discretion when supervising U.K. firms. A number of these changes may be beneficial for FUL; for example, if they result in an overall decrease in FUL’s capital requirements and otherwise reduce FUL’s regulatory burden. However, these rule changes also present a potential risk to FUL, as the nature and extent of their impact to the U.K.’s domestic prudential regime are not fully known at this stage.

Material Outsourcing Requirements

The Framework Agreement, Delegated Underwriting Authority Agreement between FUL and Pine Walk Capital (the “U.K. Delegated Underwriting Authority Agreement”), the Inter-Group Services Agreement and the Intra-Group Services Agreement (in such context only, the “U.K. Material Outsourcing Agreements”) will each constitute a “material outsourcing” arrangement under U.K. insurance regulation. Under U.K. insurance regulation, an outsourcing arrangement is material if it is of such importance that weakness, or failure, of the service provider would cast serious doubt upon the firm’s continuing satisfaction of the U.K. Regulators’ threshold conditions for authorization and their Fundamental Rules/Principles. The U.K. Regulators require insurers to apply adequate governance and controls in respect of material outsourcing agreements.

The most prominent “material outsourcing” rules that apply to FUL are set out in the PRA’s recent supervisory statements, “Outsourcing and third party risk management” (SS2/21) and “Operational resilience: Impact tolerances for important business services” (SS1/21). FUL is also subject to a number of related rules that derive from Solvency II and the Delegated Acts.

Pursuant to these rules, certain rights pertaining to FUL must be included in the U.K. Delegated Underwriting Authority Agreement and the Intra-Group Services Agreement, including: (i) the right for FUL to receive information from the service provider about the performance of the services; (ii) the right for FUL to instruct the service provider in respect of these functions; and (iii) the right for FUL, its external auditor and the U.K. Regulators to audit the service provider. FUL must also present the U.K. Material Outsourcing Agreements or any material amendments to them, to the PRA and obtain its “non-objection” in relation to them before they can be executed or be materially amended by the parties.

FUL must ensure that its board of directors and senior management set appropriate risk management policies, systems and controls in respect of FUL’s outsourcing and third-party arrangements and must ensure that they are properly carried out. In particular, these individuals should receive clear, consistent, robust and timely management information relating to each service provider’s performance of the U.K. Delegated Underwriting Authority Agreement, which will enable them to effectively oversee these activities and provide challenge in relation to them. If a service provider does not adhere to predetermined performance standards, FUL must be able to implement effective remediation procedures or exit strategies. Similar requirements must also be applied under the terms of the Intra-Group Services Agreement.

FUL must also ensure that its systems and controls specifically identify and prioritize “important business services,” and consider and monitor whether it has dedicated appropriate resources to ensure that it has sufficient operational resilience in the event of any potential material disruption to the services provider (for example, by preparing and maintaining a business continuity or disaster recovery plan covering such circumstances).

In light of these new rules and supervisory statements, we expect that the U.K. Material Outsourcing Agreements will be subject to a significant degree of regular and periodic focus from the PRA. FUL is in the process of submitting the terms of the U.K. Material Outsourcing Agreements to the PRA for its review and consideration and ultimately to provide its “non-objection” in relation to them.

Capital Requirements under the U.K. Prudential Regime

Under the U.K.’s domestic prudential regime, insurers are required to maintain a minimum margin of solvency equivalent to their Solvency Capital Requirement (“SCR”) at all times, the calculation of which

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depends on the type and amount of insurance business written as well as reserve, credit, market and operational risks. The financial resources that an insurer retains in support of the SCR must be adequate, both as to amount and quality, to ensure that there is no significant risk that an entity’s liabilities cannot be met as they fall due. FUL calculates its SCR in accordance with a standard formula prescribed in accordance with Solvency II. If the PRA considers that FUL does not hold sufficient capital resources, it can impose additional requirements in relation to the amount and quality of the resources it considers necessary. Any failure to comply with such requirements introduced by the PRA can result in intervention by the PRA or imposition of sanctions, which could have an adverse effect on FUL’s results and financial position.

In addition, FUL is required to submit quarterly and annual filings with the PRA, including an annual Solvency and Financial Condition Report (“SFCR”), which must be posted on the Listed Group’s website. FUL must also submit an annual Own Risk and Solvency Assessment (“ORSA”) to the PRA. The ORSA report is produced annually and provides a summary of all of the activity and processes during the preceding year to assess and report on risks and ensure that our overall solvency needs are met at all times, and which will include a forward-looking assessment. It also explains the linkages between business strategy, business planning and capital and risk management processes. Further, FUL may need to perform an additional ORSA, and submit the corresponding ORSA report to the PRA, following any significant change in its risk profile.

Restrictions on Dividend Payments by Insurers

The U.K. Companies Act 2006 prohibits U.K. companies, including FUL, from declaring dividends to their shareholders unless they have profits available for distribution. The determination of whether a company has profits available for distribution is based on its accumulated realized profits and other distributable reserves less its accumulated realized losses. While the U.K. insurance regulatory rules impose no statutory restrictions on a general insurer’s ability to declare a dividend, the PRA’s rules require each authorized insurer within its jurisdiction to maintain its solvency margin at all times. Accordingly, FUL may not pay a dividend if the payment of such dividend would result in its SCR coverage ratio falling below certain levels. In addition, any future changes regarding regulatory requirements, including those described above, may restrict the ability of FUL to pay dividends in the future. FUL would be required to notify the PRA if it intended to make any dividend payments to its shareholders.

Data Protection

FUL and Pine Walk Capital must also comply with generally applicable data privacy legislation, including the EU GDPR. This regulation’s goal is to impose increased individual rights and protections for all personal data located in or originating from the E.U. The Data Protection Act 2018 and the U.K. GDPR regulate data protection for all individuals within the U.K.

The GDPR and the Data Protection Act 2018 are extraterritorial in that they apply to all businesses in the E.U. and the U.K., respectively and any businesses outside the E.U. and the U.K. that process E.U. and/or U.K. personal data of individuals in the E.U. and/or the U.K. Moreover, there are significant fines associated with non-compliance. In particular, U.K. incorporated companies need to monitor compliance with all relevant member states’ laws and regulations, including any permitted derogations from the GDPR and the Data Protection Act 2018. The introduction of the GDPR and the Data Protection Act 2018, and any resultant changes in E.U. member states’ or U.K. national laws and regulations, has increased compliance obligations and has necessitated the review and implementation of policies and processes relating to collection and use of data, and has required change to business practices regarding these matters. See “Risk Factors—Risks Relating to Regulation of the Group—Data protection failures could disrupt the Group’s business, damage its reputation and cause losses.”

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Ireland Insurance Regulation

General

The CBI has primary responsibility for the prudential supervision and regulation of insurance and reinsurance undertakings and insurance intermediaries authorized in Ireland, including FIID. The CBI’s statutory objectives include (i) the stability of the financial system overall; (ii) the proper and effective regulation of financial service providers and markets, while ensuring that the best interests of consumers of financial services are protected; and (iii) the resolution of financial difficulties in credit institutions.

The CBI carries out its supervisory role through (i) processing applications for financial services authorizations in Ireland; (ii) monitoring compliance with prudential standards, primarily through examining prudential returns (weekly, monthly and annual), financial statements and annual reports, conducting regular review meetings and on-site inspections; (iii) developing systems and procedures to monitor activities and detect non-compliance by financial service providers; (iv) issuing guidance notes to enhance supervisory oversight due to continued growth and changes in financial markets; and (v) supporting the development of domestic legislation and implementing E.U. regulations and international standards.

The CBI has extensive powers to intervene in the affairs of insurance undertakings and insurance distribution activities that it regulates and to monitor compliance. In particular, the CBI’s administrative sanctions regime provides it with the power to administer sanctions in relation to prescribed contraventions by regulated financial service providers and by persons presently or formerly concerned in their management who have participated in the prescribed contraventions. Sanctions under the administrative sanctions regime include (i) cautions or reprimands; (ii) directions to refund or withhold monies charged or paid; (iii) monetary penalties up to €10,000,000 or 10% of turnover (or up to €1,000,000 for individuals); (iv) suspension or revocation of authorization; and (v) disqualification of individuals from being concerned in the management of a regulated financial service provider.

Insurance undertakings are primarily regulated under the European Union (Insurance and Reinsurance) Regulations 2015 (the “2015 Regulations”), which transposes Solvency II into Irish law. The 2015 Regulations include the approval process for the acquisition or disposal of holdings in insurance undertakings, governance and reporting standards, capital and solvency requirements and rules regarding the procedure for the transfer of insurance portfolios. Insurance intermediaries are primarily regulated under the European Union (Insurance Distribution) Regulations 2018 (the “2018 Regulations”), which transpose the Insurance Distribution Directive 2016/97 (“IDD”) into Irish law. In addition, Irish companies carrying out insurance activities must comply with general legislation in Ireland, such as the Irish Companies Act 2014.

Irish Authorized firms in the Listed Group and the Fidelis MGU

The Listed Group’s Irish-authorized firm, FIID, is an insurance company incorporated under the laws of Ireland and duly authorized by the CBI as an insurance undertaking to carry on the following classes of non-life insurance business in accordance with the 2015 Regulations: 5 (Aircraft), 6 (Ships), 7 (Goods in Transit), 8 (Fire and Natural Forces), 9 (Other Damage to Property), 11 (Aircraft Liability), 12 (Liability for Ships), 13 (General Liability), 14 (Credit), 15 (Suretyship), and 16 (Miscellaneous Financial Loss).

The Fidelis MGU includes Pine Walk Europe, which is incorporated in Belgium and is authorized by the Belgian Financial Services and Markets Authority to conduct insurance distribution activities. Following the consummation of the Separation Transactions, Pine Walk Europe will be able to carry on insurance distribution activities in Ireland through an Irish-registered branch pursuant to the “passporting rights.” Under the IDD, insurance intermediaries have “passporting rights” which permit them to use an insurance intermediary authorization in their home EEA member state to carry on insurance distribution activities in other EEA member states. An insurance intermediary exercises this right by notifying its “home member state” regulator of its intention to carry on business in another EEA member state and the home member state regulator in turn notifies

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the competent authority in the “host member state.” Pine Walk Europe provided the appropriate notification to the Belgian Financial Services and Markets Authority on                 and received confirmation on                 that it could commence insurance distribution activities in Ireland.

Where an insurance intermediary regulated in an EEA member state exercises its right to “passport” into Ireland, it remains prudentially regulated by the regulator in its home member state and will be regulated by the CBI for conduct-of-business rules. Therefore, Pine Walk Europe is primarily regulated by the Belgian Financial Services and Markets Authority.

Irish Regulation of Insurance Undertakings

As FIID is authorized in Ireland as an insurance undertaking, the Irish prudential insurance regulatory framework and requirements apply to it, including the following significant aspects:

Solvency Requirements

FIID is required to meet economic risk-based solvency requirements under Solvency II (as transposed into Irish law by the 2015 Regulations). Solvency II prescribes (i) the minimum amount of capital that FIID is required to have in order to cover the risks to which it is exposed and (ii) the principles that guide its overall risk management and regulatory reporting.

Under Solvency II, FIID is required to maintain a minimum margin of solvency equivalent to its SCR at all times, the calculation of which depends on the type and amount of insurance business written as well as reserve, credit, market and operational risks. The financial resources that an insurer retains in support of the SCR must be adequate, both as to amount and quality, to ensure that there is no significant risk that its liabilities cannot be met as they fall due.

Under Solvency II, the SCR may be calculated by an approved internal capital model or by a standard formula prescribed by EIOPA in accordance with the terms of Solvency II. FIID calculates its SCR in accordance with a standard formula prescribed in accordance with Solvency II.

The CBI has a regulatory expectation that insurance undertakings will maintain an appropriate buffer above the SCR that is appropriate to the risk profile and type of business written and FIID duly maintains a level of capital which is above the SCR.

Reporting Requirements

FIID must file and submit annual audited financial statements in accordance with International Financial Reporting Standards and related reports to the Irish Companies Registration Office (“CRO”) together with an annual return of certain core corporate information. Changes to core corporate information during the year must also be notified to the CRO. FIID must also file and submit annual certifications to the CBI, including certifications of compliance with:

•	the applicable CBI’s Corporate Governance Requirements for Insurance Undertakings 2015;

•	the Fitness & Probity Standards (Code issued under Section 50 of the Central Bank Reform Act 2010); and

•	Solvency II.

In addition, FIID is required to submit quarterly and annual filings with the CBI, including Quantitative Reporting Templates, an annual SFCR and an annual ORSA. The SFCR must be made publicly available and will include information on FIID’s business performance, system of governance, risk profile, and capital management. The ORSA report provides a summary of all the activity and processes during the preceding year to

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assess and report on risks and ensure that FIID’s overall solvency needs are met on an ongoing basis, including a forward-looking assessment. The ORSA report also explains the linkages between business strategy, business planning and capital and risk management processes.

In addition, FIID must submit a Regular Supervisory Report every three years, as well as an annual summary report setting out material changes that have occurred over the given financial year.

Dividends and Distributions

Pursuant to Irish company law, FIID is only able to declare dividends out of “profits available for distribution.” Profits available for distribution are, broadly, a company’s accumulated realized profits less its accumulated realized losses. Such profits may not include profits previously utilized.

Outsourcing of Critical or Important Operational Functions or Activities

The Framework Agreement, Delegated Underwriting Authority Agreement between FIID and Pine Walk Europe (the “Irish Delegated Underwriting Authority Agreement”), Inter-Group Services Agreement and the Intra-Group Services Agreement (in such context only, the “Irish Material Outsourcing Agreements”) each constitute an outsourcing of critical or important operational functions or activities under Irish insurance regulation. The 2015 Regulations, Solvency II and the Delegated Acts, along with EIOPA and CBI guidelines, set out the obligations which FIID must comply with in respect of the outsourcing of critical or important functions or activities. In general, a function is to be regarded as critical or important if failure or inadequate provision of the function would have an adverse impact on the operational continuity of the core business line or critical business function.

Pursuant to the relevant legislation and guidelines, certain rights pertaining to FIID must be included in the Irish Delegated Underwriting Authority Agreement and the Intra-Group Services Agreement, including: (i) the right for FIID to receive information from the applicable outsourced service provider about the outsourced functions; (ii) the right for FIID to instruct the applicable outsourced service provider in respect of these functions; and (iii) the right for FIID, its external auditor and the CBI to audit the applicable outsourced service provider. FIID must also notify (and obtain approval from) the CBI at least six weeks before entering into the Irish Delegated Underwriting Authority Agreement and the Intra-Group Services Agreement and regarding subsequent material developments with respect to the Irish Material Outsourcing Agreements.

FIID must ensure that its board of directors and senior management set appropriate risk management policies, systems and controls in respect of FIID’s outsourcing arrangements and must ensure that they are properly carried out. In particular, these individuals should receive clear, consistent, robust and timely management information relating to each service provider’s performance of the Irish Delegated Underwriting Authority Agreement and the Intra-Group Services Agreement, which will enable them to effectively oversee these activities and provide challenge in relation to them. If a service provider does not adhere to predetermined performance standards, FIID must be able to implement effective remediation procedures or exit strategies.

FIID must also ensure continuity of services through robust disaster recovery and business continuity management. In particular, FIID must document and implement business continuity plans in relation to its critical and important outsourced functions and ensure that these plans are tested and updated on a regular basis. FIID must also ensure that each service provider has and regularly tests a business continuity plan, which includes the resources required to fulfil FIID’s critical or important outsourcing arrangements. FIID’s board of directors and senior management must take remedial action to address any deficiencies identified in a service provider’s performance, either as part of coordinated testing of FIID’s business continuity measures, or via results of the service provider’s own business continuity plan testing.

FIID is in the process of submitting the terms of the Irish Material Outsourcing Agreements to the CBI for its review and consideration and ultimately to provide its approval.

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Restrictions on Change of Business Plan

As part of the authorization process, insurance undertakings, such as FIID, must submit a detailed business plan to the CBI which describes the business they propose to conduct. The standard conditions of authorization typically issued by the CBI specify that any subsequent material change to the business plan requires the prior approval of the CBI.

Data Protection

FIID and Pine Walk Europe must comply with the GDPR, which took effect in May 2018. The Data Protection Act 2018 is the Irish legislation that gives effect to certain aspects of the data protection in Ireland. The GDPR regulates data protection for all individuals within the E.U., including foreign companies processing data of E.U. residents. The GDPR sets out individuals’ rights, and provides complex and far-reaching company obligations and significant penalties in the case of violation. The GDPR sets out a number of requirements that FIID must comply with when handling personal data, including: the obligation to appoint data protection officers in certain circumstances, the principle of accountability and the obligation to make public notification of significant data breaches.

The interpretation and application of data protection laws in Ireland, Europe and elsewhere are developing and remain uncertain and in flux in some respects. It is possible that these laws or cybersecurity regulations may be interpreted and applied in a manner that is inconsistent with existing data protection or security practices. If so, in addition to the possibility of fines, this will result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. The introduction of the GDPR and resultant changes in E.U. member states’ national laws and regulations, has increased our compliance obligations and has necessitated the review and implementation of policies and processes relating to our collection and use of data, and has required us to change our business practices regarding these matters.

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CERTAIN TAX CONSIDERATIONS

The following summary of the taxation of the Listed Group and its shareholders is based upon current U.S. and Bermuda law and is for general information only. Legislative, judicial or administrative changes may be forthcoming that could affect this summary. Prospective investors should consult their own tax advisers with respect to their particular circumstances.

United States Taxation

Certain U.S. Tax Consequences

The following legal discussion (including and subject to the matters and qualifications set forth in such summary) is based upon the advice of Willkie Farr & Gallagher LLP. The advice of such firm does not include any factual or accounting matters, determinations or conclusions, including amounts and computations of RPII and amounts of components thereof or facts relating to the Listed Group’s business or activities. The tax treatment of a holder of Common Shares, or of a person treated as a holder of Common Shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. Statements contained herein as to the beliefs, expectations and conditions of FIHL and its subsidiaries as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the opinions of counsel.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING COMMON SHARES.

U.S. Tax Reform

The 2017 Act was passed by the U.S. Congress and signed into law on December 22, 2017, with certain provisions intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States, but have certain U.S. connections, and U.S. Persons (as defined below) investing in such companies. Among other things, the 2017 Act revised the rules applicable to PFICs and CFCs in ways that could affect the timing or amount of U.S. federal income taxes imposed on certain investors that are U.S. Persons. Further, it is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on the Listed Group, the Listed Group’s operations or U.S. Holders. Additionally, tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business or whether a company is a CFC or a PFIC or has RPII are subject to change, possibly on a retroactive basis. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. FIHL cannot be certain if, when, or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

Taxation of the Listed Group

The following discussion is a summary of all material U.S. federal income tax considerations relating to the Listed Group’s operations. A non-U.S. corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. tax as described below, unless entitled to the benefits of an applicable tax treaty. Whether business is being conducted in the U.S. is an inherently factual determination. Because the Code, regulations and court decisions fail to identify definitively activities that constitute being engaged in a trade or business in the U.S., FIHL cannot be certain that the IRS will not contend successfully that it or any of its non-U.S. subsidiaries are or will be engaged in a trade or business in the U.S. A non-U.S. corporation deemed to be so engaged would be subject to U.S. income tax at regular corporate rates, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income

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tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a non-U.S. corporation is generally entitled to deductions and credits only if it timely files a U.S. federal income tax return. FIHL, FIBL, FIID, FML, Fidelis European Holdings Limited and FUL file protective U.S. federal income tax returns on a timely basis in order to preserve the right to claim income tax deductions and credits if it is ever determined that it is subject to U.S. federal income tax. The highest marginal federal income tax rates currently are 21% for a corporation’s effectively connected income and 30% for the additional “branch profits” tax. In addition, certain corporations with effectively connected income may be subject to a corporate alternative minimum tax of 15 percent of the corporation’s adjusted financial statement income.

If FIBL is entitled to the benefits under the income tax treaty between Bermuda and the U.S. (the “Bermuda Treaty”), FIBL would not be subject to U.S. income tax on any income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the U.S. Similarly, if FIHL or any U.K. subsidiary of FIHL is entitled to the benefits under the U.S. income tax treaty with the U.K. (the “U.K. Treaty”) (discussed below), it would not be subject to U.S. income tax on any income found to be effectively connected with U.S. trade or business unless that trade or business is conducted through a permanent establishment in the U.S. FIBL, FIHL and the U.K. subsidiaries of FIHL each currently intend to conduct their activities so that they do not have a permanent establishment in the U.S., although FIHL cannot be certain that this result will be achieved.

An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if (i) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the U.S. or Bermuda or U.S. citizens; and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the U.S. or Bermuda nor U.S. citizens. No regulations interpreting the Bermuda Treaty have been issued. FIHL cannot be certain that FIBL will be eligible for Bermuda Treaty benefits because of factual and legal uncertainties regarding the residency and citizenship of the company’s shareholders. Accordingly, FIBL intends to conduct substantially all of its operations outside the U.S. and to limit its U.S. contacts so that FIBL would not be treated as engaged in the conduct of a trade or business in the U.S.

Under the U.K. Treaty, a U.K. resident company is entitled to the benefits of the treaty only if certain requirements can be satisfied, for example where: (i) the principal class of its shares are listed or admitted to dealings on certain recognized stock exchanges and is regularly traded on one or more recognized stock exchanges, (ii) shares representing at least 50 percent of the aggregate voting power and value of such company are owned directly or indirectly by five or fewer companies entitled to the benefits of the U.K. Treaty, (iii) it is owned more than 50 percent, by vote and by value, by “qualified persons” (broadly speaking, certain U.S. and U.K. tax residents) during a requisite portion of the relevant taxable period, or (iv) it is engaged in the active conduct of a trade or business in the U.K. and the income, profit or gain derived from the United States is derived in connection with, or is incidental to, that trade or business, and the company satisfies certain other conditions. Provided that FIHL is successfully listed and regularly traded on the                 and its U.K. subsidiaries successfully carry out their intended business plan, each such entity expects to qualify for benefits under the U.K. Treaty, although FIHL cannot be certain it will achieve this result. If each of FIHL and its U.K. subsidiaries qualifies for treaty benefits, each of FIHL and its U.K. subsidiaries should be subject to U.S. federal income tax on its income found to be effectively connected with a U.S. trade or business only if such income is attributable to the conduct of a trade or business carried on through a permanent establishment in the U.S. FIHL and its U.K. subsidiaries have conducted and intend to conduct their activities in a manner so that none of them should have a permanent establishment in the U.S., although FIHL cannot be certain that they will achieve this result.

Under the U.K. Treaty, the additional U.S. branch profits tax may be imposed at a rate of up to five percent (5%) absent an applicable exception to the extent a U.K. resident company has a permanent establishment in the U.S.

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Non-U.S. insurance companies carrying on an insurance business within the U.S. have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by such companies. If FIBL or FUL is considered to be engaged in the conduct of an insurance business in the U.S. and it is not entitled to the benefits of an income tax treaty with the U.S. in general, the Code could subject a significant portion of FIBL or FUL’s investment income to U.S. income tax. In addition, while the Bermuda Treaty clearly applies to premium income, it is uncertain whether the Bermuda Treaty applies to other income such as investment income. If FIBL is considered engaged in the conduct of an insurance business in the U.S. and is entitled to the benefits of the Bermuda Treaty in general, but the Bermuda Treaty is interpreted to not apply to investment income, a significant portion of FIBL’s investment income could be subject to U.S. income tax.

Non-U.S. corporations not engaged in a trade or business in the U.S. are nonetheless subject to U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the U.S. (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties. Generally under the U.K. Treaty the withholding rate is reduced (i) on dividends from less than ten percent (10%) owned corporations to 15%; (ii) on dividends from 10% or more owned corporations to five percent (5%) (and is eliminated in some cases); and (iii) on interest to zero percent (0%). The Bermuda Treaty does not reduce the U.S. withholding rate on U.S.-sourced investment income.

The U.S. also imposes FET on insurance premiums paid to it with respect to (i) risks of a U.S. entity or individual that are located wholly or partly within the U.S. and (ii) risks of a non-U.S. entity or individual engaged in trade or business in the U.S. that are located within the U.S. (“U.S. Situs Risks”) and on reinsurance premiums for any reinsurance policy covering any such risks. The rates of FET applicable to premiums paid are four percent (4%) for direct property and casualty insurance premiums and one percent (1%) for reinsurance premiums or life insurance premiums, subject to elimination pursuant to a U.S. income tax treaty. The U.K. Treaty provides for the elimination of the FET on insurance or reinsurance premiums paid to U.K. residents, otherwise entitled to the benefits of the treaty, with respect to U.S. Situs Risks, provided that the U.K. resident does not cede the risks in a transaction characterized as part of a conduit arrangement for purposes of the U.K. Treaty. If FUL is entitled to the benefit of the FET exemption in the U.K. Treaty, but it cedes business with respect to U.S. Situs Risks in transactions that are characterized as conduit arrangements for purposes of the U.K. Treaty, it would not be entitled to the U.K. Treaty FET exemption with respect to these U.S. Situs Risks. The Bermuda Treaty does not eliminate the FET on premiums ceded to Bermuda residents with respect to U.S. Situs Risks.

Taxation of the Shareholders

The following summary sets forth the material U.S. federal income tax considerations related to the purchase, ownership and disposition of the Common Shares. Unless otherwise stated, this summary deals only with U.S. Holders that are U.S. Persons (as defined below) who hold their Common Shares as capital assets within the meaning of section 1221 of the Code. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. In addition, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers or traders in securities, tax exempt organizations, expatriates, investors in pass through entities, persons who are considered with respect to FIHL or its subsidiaries as “United States shareholders” for purposes of the CFC rules of the Code (generally, a U.S. Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of the company’s or its subsidiaries’ shares entitled to vote, or 10% or more of the value of all classes of the company’s or its subsidiaries’ shares (that is 10% U.S. Shareholders)), U.S. accrual method taxpayers that file applicable financial statements (as described in Section 451(b) of the Code), persons subject to the alternative

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minimum tax or persons who hold their shares as part of a hedging or conversion transaction or as part of a short-sale or straddle or in currency other than the U.S. dollar, who may be subject to special rules or treatment under the Code. This discussion is based upon the Code, the Treasury Regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the U.S. or of any non-U.S. government. Persons considering making an investment in the Common Shares should consult their own tax advisers concerning the application of the U.S. federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction, prior to making such investment.

If a partnership holds Common Shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If a potential investor is a partner of a partnership owning Common Shares, it should consult its tax adviser.

For purposes of this discussion, the term “U.S. Person” means: (i) a citizen or resident of the U.S.; (ii) a partnership or corporation, created or organized in or under the laws of the U.S., or organized under the laws of any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; (iv) a trust if either (a) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (b) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes or (v) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

Taxation of Distributions

Subject to the discussion below regarding passive foreign investment companies, controlled foreign corporations and related person insurance income, cash distributions paid with respect to the Common Shares will constitute ordinary dividend income to the extent paid out of the company’s current or accumulated earnings and profits, and the U.S. Holders generally will be subject to U.S. federal income tax upon its receipt of such dividends. If the holder is not a corporation or an entity treated as a corporation under U.S. federal income tax law, dividends paid to it will generally be taxable at the rate applicable for long-term capital gains (at a maximum rate of 20% currently) if: (1) the dividends constitute “qualified dividend income,” and (2) it holds the Common Shares for more than 60 days out of the 121-day period that begins 60 days before the ex-dividend date and meets other holding period requirements. Any dividends paid on the Common Shares generally will be “qualified dividend income,” provided that: (i) the Common Shares are readily tradable on an established securities market in the United States in the year in which the shareholder receives the dividend, or (ii) FIHL is eligible for the benefits of a comprehensive income tax treaty with the United States, and, in either case, FIHL is not considered to be a PFIC in either the year of the distribution or the preceding taxable year. Under current U.S. Treasury Department guidance, the Common Shares would be treated as readily tradeable on an established securities market if they are listed on the                . Dividends paid on the Common Shares to a corporate shareholder generally will not be eligible for the dividends received deduction.

Classification of FIHL or its Non-U.S. Subsidiaries as Controlled Foreign Corporations

Each 10% U.S. Shareholder (as defined below) of a non-U.S. corporation that is a CFC at any time during a taxable year that owns shares in the non-U.S. corporation, directly or indirectly through non-U.S. entities, on the last day of the non-U.S. corporation’s taxable year on which it is a CFC must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income” and global intangible low taxed income (“GILTI”), even if the subpart F income or GILTI is not distributed. “Subpart F income” of a non-U.S. insurance corporation typically includes foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and

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investment income), and GILTI is generally business income of the CFC (other than Subpart F income and certain other categories of income) reduced by 10% of the adjusted tax basis of the CFC’s depreciable tangible personal property (based on a computation that generally aggregates all of a 10% U.S. Shareholder’s GILTI from its investments in CFCs) that is potentially subject to further reductions depending on the nature of the applicable 10% U.S. Shareholder. The amount of any subpart F income inclusion would be limited by such 10% U.S. Shareholder’s share of the CFC’s current-year earnings and profits as reduced by the 10% U.S. Shareholder’s share, if any, of certain prior-year deficits in earnings and profits, and a 10% U.S. Shareholder recognizing subpart F income would increase the basis in its shares by the amount of subpart F income included in income. Amounts distributed out of previously taxed subpart F income would be excluded from the 10% U.S. Shareholder’s income, and the 10% U.S. Shareholder’s basis in the shares would be reduced by the amount so excluded. In addition, as discussed below, gain recognized by a 10% U.S. Shareholder on the sale of stock of a CFC will be re-characterized as a dividend and taxed as ordinary income rather than as capital gain to the extent of the 10% U.S. Shareholder’s share of the CFC’s earnings and profits. Such dividend income would not be eligible for the reduced rate of tax on qualified dividends.

A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code (that is “constructively”)) more than 50% of the total combined voting power of all classes of voting stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation. For purposes of taking into account insurance income, a CFC also includes a non-U.S. insurance company in which more than 25% of the total combined voting power of all classes of stock or more than 25% of the total value of all stock is owned by 10% U.S. Shareholders on any day of the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts (other than certain insurance or reinsurance related to same country risks written by certain insurance companies) exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. A “10% U.S. Shareholder” is a U.S. Person who owns (directly, indirectly through non-U.S. entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote or 10% of the value of the non-U.S. corporation. The 2017 Act expanded the definition of 10% U.S. Shareholder to include ownership by value (rather than just vote), so provisions in the company’s organizational documents that cut back voting power to potentially avoid 10% U.S. Shareholder status will no longer mitigate the risk of 10% U.S. Shareholder status.

FIHL believes that because of the anticipated dispersion of its share ownership, no U.S. Person who owns the Common Shares of FIHL directly or indirectly through one or more non-U.S. entities should be treated as owning (directly, indirectly through non-U.S. entities, or constructively) 10% or more of the total voting power or value of all classes of shares of FIHL or any of its non-U.S. subsidiaries. However, the company’s shares may not be as widely dispersed as the Listed Group believes due to, for example, the application of certain ownership attribution rules, and no assurance may be given that a U.S. Person who owns the Company’s shares will not be characterized as a 10% U.S. Shareholder.

The RPII CFC Provisions

The following discussion generally is applicable only if the 20% Gross Income Exception and the 20% Ownership Exception (as such terms are defined below) are not met for a taxable year. Although FIHL cannot be certain, it believes that each of its non-U.S. insurance subsidiaries should meet either the 20% Ownership Exception or the 20% Gross Income Exception for each taxable year for the foreseeable future.

RPII is any “insurance income” (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is an “RPII shareholder” (as defined below) or a “related person” (as defined below) to such RPII shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a U.S. insurance company. For purposes of inclusion of the RPII of

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a non-U.S. insurance subsidiary of FIHL in the income of RPII shareholders, unless an exception applies, the term “RPII shareholder” means any U.S. Person who owns (directly or indirectly through non-U.S. entities) any amount of the Company’s shares. Generally, the term “related person” for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A corporation’s pension plan is ordinarily not a “related person” with respect to the corporation unless the pension plan owns, directly or indirectly through the application of certain constructive ownership rules, more than 50% measured by vote or value, of the stock of the corporation. Each non-U.S. insurance subsidiary should be treated as CFCs under the RPII provisions if RPII shareholders are treated as owning (directly, indirectly through non-U.S. entities or constructively) 25% or more of the shares of FIHL by vote or value.

RPII Exceptions

The special RPII rules do not apply to each non-U.S. insurance subsidiary of FIHL if (i) direct and indirect insureds and persons related to such insureds, whether or not U.S. Persons, are treated as owning (directly or indirectly through entities) less than 20% of the voting power and less than 20% of the value of the shares of FIHL (the “20% Ownership Exception”); (ii) the 20% Gross Income Exception applies; (iii) the non-U.S. insurance subsidiary elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business, and to waive all treaty benefits with respect to RPII and meet certain other requirements; or (iv) the non-U.S. insurance subsidiary elects to be treated as a U.S. corporation and waives all treaty benefits and meets certain other requirements. No non-U.S. insurance subsidiary of FIHL intends to make either of these elections. Where none of these exceptions applies to a non-U.S. insurance subsidiary, each U.S. Person owning (directly or indirectly through non-U.S. entities) any shares in FIHL (and therefore, indirectly, the non-U.S. insurance subsidiary) on the last day of such company’s taxable year will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII of such company for the portion of the taxable year during which the non-U.S. insurance subsidiary was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to such U.S. Persons at that date, but limited by each such U.S. Person’s share of the company’s current-year earnings and profits as reduced by the U.S. Person’s share, if any, of certain prior-year deficits in earnings and profits. Each non-U.S. insurance subsidiary of FIHL intends to operate in a manner that is intended to ensure that it qualifies for the 20% Gross Income Exception or 20% Ownership Exception. However, it is possible that they will not be successful in qualifying under these exceptions.

Computation of RPII

In order to determine how much RPII a non-U.S. insurance subsidiary of FIHL has earned in each taxable year, each non-U.S. insurance subsidiary may obtain and rely upon information from its insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through non-U.S. entities) shares of FIHL and are U.S. Persons. A non-U.S. insurance subsidiary of FIHL may not be able to determine whether any of their underlying direct or indirect insureds are shareholders or related persons to such shareholders, and, consequently, may not be able to determine accurately the gross amount of RPII earned by it in a given taxable year. For any year in which the 20% Gross Income Exception and the 20% Ownership Exception do not apply, FIHL may also seek information from its shareholders as to whether beneficial owners of shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent FIHL is unable to determine whether a beneficial owner of shares is a U.S. Person, FIHL may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known RPII shareholders.

If, as expected, for each taxable year each non-U.S. insurance subsidiary of FIHL meets the 20% Gross Income Exception or 20% Ownership Exception, RPII shareholders will not be required to include RPII in their taxable income. The amount of RPII includable in the income of an RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

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Apportionment of RPII to U.S. Holders

Every RPII shareholder who owns shares on the last day of any taxable year of FIHL in which the 20% Ownership Exception and the 20% Gross Income Exception do not apply to a non-U.S. insurance subsidiary of FIHL should expect that for such year it will be required to include in gross income its share of such subsidiary’s RPII for the portion of the taxable year during which the non-U.S. insurance subsidiary was a CFC under the RPII provisions, whether or not distributed, even though such shareholder may not have owned the shares throughout such period. An RPII shareholder who owns shares during such taxable year but not on the last day of the taxable year is not required to include in gross income any part of the RPII of a non-U.S. insurance subsidiary of FIHL.

Basis Adjustments

An RPII shareholder’s tax basis in its shares will be increased by the amount of any RPII that such shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by FIHL out of previously taxed RPII income. The RPII shareholder’s tax basis in its shares will be reduced by the amount of such distributions that are excluded from income.

Uncertainty as to Application of RPII

The RPII provisions have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. Accordingly, the meaning of the RPII provisions and the application thereof to a non-U.S. insurance subsidiary of FIHL is uncertain. In addition, FIHL cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Further, recently proposed regulations could, if finalized in their current form, substantially expand the definition of RPII to include insurance income of our non-U.S. subsidiaries related to affiliate reinsurance transactions. If these proposed regulations are finalized in their current form, it could limit the Listed Group’s ability to execute affiliate reinsurance transactions that would otherwise be undertaken for non-tax business reasons in the future and could increase the risk that gross RPII could constitute 20% or more of the gross insurance income of one or more of FIHL’s non-U.S. subsidiaries in a particular taxable year, which could result in such RPII being taxable to U.S. Persons that own or are treated as owning Common Shares directly or indirectly through foreign entities. U.S. Persons owning or treated as owning Common Shares should consult their tax advisors as to the effect of these uncertainties.

Information Reporting

Under certain circumstances, U.S. Persons owning shares in a non-U.S. corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a person who is treated as an RPII shareholder; (ii) a 10% U.S. Shareholder of a non-U.S. corporation that is a CFC at any time during any tax year of the non-U.S. corporation and who owned the stock on the last day of that year; and (iii) under certain circumstances, a U.S. Person who acquires stock in a non-U.S. corporation and as a result thereof owns 10% or more of the voting power or value of such non-U.S. corporation, whether or not such non-U.S. corporation is a CFC. FIHL will provide to all U.S. Persons registered as shareholders of its shares the relevant information necessary to complete IRS Form 5471 in the event FIHL determines this is necessary. Failure to file IRS Form 5471 may result in penalties.

U.S. Holders should consider their possible obligation to file FinCEN Form 114, Report of Foreign Bank and Financial Accounts, with respect to the Common Shares. Additionally, such U.S. Holders should consider their possible obligations to annually report certain information with respect to the Form with their U.S. federal income tax returns. Shareholders should consult their tax advisers with respect to these or any other reporting requirements which may apply with respect to their purchase, holding and sale of the Common Shares.

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Certain shareholders may be required to file an IRS Form 926 (Return of a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property, including cash, to FIHL. Substantial penalties may be imposed on a shareholder that fails to comply with this reporting requirement. Each shareholder is urged to consult with its own tax adviser regarding this reporting obligation.

Tax-Exempt Shareholders

Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax exempt entities are urged to consult their tax advisers as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or an RPII Shareholder also must file IRS Form 5471 in the circumstances described above.

Dispositions of the Common Shares

Subject to the discussions below relating to the potential application of the Code section 1248 and PFIC rules, U.S. Holders generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of the Common Shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for these shares exceeds one year, any gain will be subject to tax at a current maximum marginal tax rate of 20% for individuals and a rate of 21% for corporations. Moreover, gain, if any, generally will be U.S.-source gain and generally will constitute “passive category income” for foreign tax credit limitation purposes.

Code section 1248 provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five (5)-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). FIHL believes that because of the anticipated dispersion of its share ownership, no U.S. Person that owns shares directly or through non-U.S. entities in FIHL should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of FIHL; to the extent this is the case, the application of Code Section 1248 under the regular CFC rules should not apply to dispositions of the Common Shares.

A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, FIHL will, upon request, provide the relevant information necessary to complete IRS Form 5471.

Code section 1248 in conjunction with the RPII rules also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder is a 10% U.S. Shareholder or whether the 20% Gross Income Exception or the 20% Ownership Exception applies. Existing proposed regulations do not address whether Code section 1248 would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. FIHL cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the U.S. Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of the Common Shares. Prospective investors should consult their tax advisers regarding the effects of these rules on a disposition of the Common Shares.

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PFIC

In general, a non-U.S. corporation will be a PFIC during a given year if (i) the 75% test applies; or (ii) the 50% test applies and once characterized as a PFIC will generally retain PFIC status for future taxable years with respect to its U.S. shareholders in the taxable year of the initial PFIC characterization.

If FIHL were characterized as a PFIC during a given year, each U.S. Person holding the Common Shares would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an “excess distribution” with respect to, their Common Shares, unless such person (i) is a 10% U.S. Shareholder and FIHL is a CFC or (ii) made a “qualified electing fund election” or “mark-to-market” election. It is uncertain whether FIHL would be able to provide its shareholders with the information necessary for a U.S. Person to make the “qualified electing fund” election or whether a U.S. Person will be eligible to make a mark-to-market election with respect to the Common Shares. In addition, if FIHL were considered a PFIC, upon the death of any U.S. individual owning shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of their Common Shares that might otherwise be available under U.S. federal income tax laws. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three (3) preceding taxable years (or shorter period during which the taxpayer held the Common Shares). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the shareholder owned the Common Shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the Common Shares was taken in equal portion at the highest applicable tax rate on ordinary income throughout the shareholder’s period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period. In addition, a distribution paid by FIHL to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as qualified dividend income if FIHL were considered a PFIC in the taxable year in which such dividend was paid or in the preceding taxable year. A U.S. Person that is a shareholder in a PFIC may also be subject to additional information reporting requirements, including the annual filing of IRS Form 8621.

For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income derived in the active conduct of an insurance business by a qualifying insurance corporation, as amended by the 2017 Act, is not treated as passive income. The PFIC provisions also contain a look-through rule under which a non-U.S. corporation will be treated as if it “received directly its proportionate share of the income …” and as if it “held its proportionate share of the assets …” of any other corporation in which it owns at least 25% of the value of the stock (“the look-through rule”).

Under the look-through rule, FIHL should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its non-U.S. and U.S. insurance subsidiaries for purposes of the 75% test and the 50% test. However, the 2017 Act limits the insurance income exception to a non-U.S. insurance company that is a qualifying insurance corporation that would be taxable as an insurance company if it were a U.S. corporation and satisfies the Reserve Test. See “Risk Factors—U.S. Persons who hold Common Shares will be subject to adverse tax consequences if FIHL is considered a PFIC for U.S. federal income tax purposes.” The Listed Group believes that its non-U.S. insurance subsidiaries have met this Reserve Test and will continue to do so in the foreseeable future, although no assurance may be given that its non-U.S. insurance subsidiaries will satisfy the Reserve Test in future years.

Further, the 2020 Regulations define insurance liabilities for purposes of the Reserve Test, tighten the Reserve Test as well as place a statutory cap on insurance liabilities, and provide guidance on the runoff-related and rating-related circumstances for purposes of the 10% Test. The 2020 Regulations, which set forth in proposed form certain requirements that must be met to satisfy the “active conduct of an insurance business” test, also propose that a non-U.S. insurer with no or a nominal number of employees that relies exclusively or almost exclusively upon independent contractors (other than related entities) to perform its core functions will not be treated as engaged in the active conduct of an insurance business. Further, for purposes of applying the 10% Test,

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the 2020 Regulations: (i) generally limit the rating-related circumstances exception to a non-U.S. corporation: (a) if more than half of such corporation’s net premium written for the applicable period are derived from insuring catastrophic risk, or (b) providing certain other insurance coverage that the Listed Group is not expected to engage in, and (ii) reduce a corporation’s insurance liabilities by the amount of any reinsurance recoverable relating to such liability. The Listed Group believes that, based on the implementation of its business plan and the application of the look-through rule and the exceptions set out under Section 1297 of the Code, none of the income and assets of one or more of its insurance subsidiaries including FIBL should be treated as passive pursuant to the 10% Test, and thus, FIHL should not be characterized as a PFIC under current law to the extent a shareholder makes an election to apply the 10% Test with respect to such non-U.S. insurance subsidiaries, but because of the legal uncertainties as well as factual uncertainties with respect to the Listed Group’s planned operations, there is a risk that one or more of such subsidiaries and therefore FIHL will be characterized as a PFIC for U.S. federal income tax purposes. In addition, because of the legal uncertainties relating to how the 2020 Regulations will be interpreted and the form in which the proposed 2020 Regulations may be finalized, no assurance can be given that FIHL will not qualify as a PFIC under final IRS guidance or any legislative proposal that may be subsequently introduced and enacted. If FIHL is considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. Prospective investors should consult their tax advisors as to the effects of the PFIC rules.

As noted above, the 10% Test will only apply if a U.S. Holder makes a valid election. A U.S. Holder seeking to elect the application of the 10% Test to FIHL’s non-U.S. insurance subsidiaries may do so if the Listed Group provides the holder- with, or otherwise makes publicly available, a statement or other disclosure that one or more of FIHL’s non-U.S. insurance subsidiaries meet the requirements of the 10% Test (and contains certain other relevant information). The Listed Group intends to either provide each U.S. Holder with such a statement or otherwise make such a statement publicly available. A U.S. Holder may generally make an election to apply the 10% Test by completing a Form 8621 and attaching it to its original or amended U.S. federal income tax return for the taxable year to which the election relates. Investors owning a de minimis amount of FIHL stock may be deemed to have made the election automatically. U.S. investors are urged to consult their tax advisors regarding electing to apply the 10% Test to FIHL’s non-U.S. insurance subsidiaries.

U.S. investors are also urged to consult with their tax advisers and to consider making a “protective” QEF election with respect to FIHL to preserve the possibility of making a retroactive QEF election. A U.S. Person that makes a QEF election with respect to a PFIC is currently taxable on its pro rata share of the ordinary earnings and net capital gain of such company during the years it is a PFIC (at ordinary income and capital gain rates, respectively), regardless of whether or not distributions were received. In addition, any of the PFIC’s losses for a taxable year will not be available to U.S. Persons and may not be carried back or forward in computing the PFIC’s ordinary earnings and net capital gain in other taxable years. A U.S. Person generally increases the basis of its PFIC shares, and the basis of any other property of the U.S. Person by reason of which such U.S. Person is considered to indirectly own PFIC shares, by amounts included in such U.S. Person’s gross income pursuant to the QEF election. Therefore, an electing shareholder will generally increase the basis of its Common Shares by amounts included in the shareholder’s gross income pursuant to the QEF election.

In lieu of making a QEF Election, if FIHL is a PFIC for any taxable year and the Common Shares are treated as “marketable stock” in such year, then a U.S. Person may avoid the unfavorable rules described above by making a mark-to-market election with respect to such holder’s Common Shares. The Common Shares will be marketable if they are regularly traded on certain qualifying stock exchanges, including the                ; however, there can be no assurance that trading in the Common Shares will be sufficiently regular for the shares to qualify as marketable stock. In general, if a U.S. Person were to make a timely and effective mark-to-market election, such holder would include as ordinary income each year the excess, if any, of the fair market value of the holder’s Common Shares at the end of the taxable year over its adjusted basis in the Common Shares. Any gain recognized by such holder on the sale or other disposition of the Common Shares would be ordinary income, and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss.

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A U.S. Holder will be required to file an IRS Form 8621 (which is a form that is required to be filed by holders of equity in a PFIC) for each tax year that it holds Common Shares and FIHL is characterized as a PFIC, regardless of whether such U.S. Person has a QEF election in effect or receives any excess distribution.

Medicare Contribution Tax

A U.S. Person that is an individual, estate or a trust that does not fall into a special class of trusts that is exempt from such tax will be subject to a 3.8% tax on the lesser of (i) the U.S. Person’s “net investment income” (or “undistributed net investment income” in the case of estates and trusts) for the relevant taxable year and (ii) the excess of the U.S. Person’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s net investment income will generally include its dividend income and its net gains from the disposition of Common Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Under the proposed regulations, an inclusion of subpart F income by a 10% U.S. Shareholder will not be treated as a dividend for purposes of calculating this 3.8% tax on “net investment income.” However, actual distributions with respect to such income, which as previously taxed income will not be subject to U.S. federal income tax, and will be treated as dividends for purposes of calculating net investment income and this 3.8% tax.

Foreign Tax Credit

If U.S. Persons own a majority of the shares of FIHL, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by FIHL (including any gain from the sale of the Common Shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. FIHL will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is also likely that substantially all of the “subpart F income,” RPII and dividends that are foreign source income will constitute “passive category income.” Thus, it may not be possible for most shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.

Information Reporting and Backup Withholding on Distributions and Disposition Proceeds

Information returns may be filed with the IRS in connection with distributions on the Common Shares and the proceeds from a sale or other disposition of the Common Shares unless the holder of the Common Shares establishes an exemption from the information reporting rules. A holder of the Common Shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or non-U.S. Person or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Bermuda Taxation

Taxation of FIHL and FIBL

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by FIHL or FIBL in respect of the Common Shares. FIHL has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax will not, until March 31, 2035, be applicable to us or to any of our operations or to the Common Shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by FIHL in respect of real property owned or leased by it in Bermuda. The same

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assurance has been obtained with respect to FIBL. Given the limited duration of any assurance by the Minister of Finance, neither FIHL nor FIBL can be certain that it will not be subject to any Bermuda taxes after March 31, 2035. Each of FIHL and FIBL pays an annual Bermuda Government fee and an insurance license fee, as applicable. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda Government.

Pursuant to the Payroll Tax Act 1995 and the Payroll Tax Rates Act 1995 of Bermuda (together, the “Payroll Tax Act”), an employer is required to pay payroll tax on remuneration paid by it to each employee or deemed employee for services rendered by the employee or deemed employee during that tax period wholly or mainly in Bermuda (provided that any remuneration paid by the employer to the employee or deemed employee in excess of $900,000 per annum is disregarded) and may, within certain parameters, make deductions from remuneration paid to each employee and deemed employee in each tax period in respect of a certain portion of the payroll tax paid by the employer in respect of that employee or deemed employee in that tax period. For the purposes of the Payroll Tax Act, any gain obtained by the exercise, assignment or release of any option awarded under any of our option plans will constitute actual remuneration.

In addition, the OECD has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. According to the OECD, Bermuda is a jurisdiction that has substantially implemented the internationally agreed tax standard. However, neither FIHL nor FIBL is able to predict whether any changes will be made to this classification or whether any such changes will subject FIHL or FIBL to additional taxes.

Taxation of Shareholders

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our Common Shares. FIHL has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax will not, until March 31, 2035, be applicable to the Common Shares except insofar as such tax applies to persons ordinarily resident in Bermuda. The same assurance has been obtained with respect to FIBL. Given the limited duration of any assurance by the Minister of Finance, we cannot be certain that the shareholders will not be subject to any Bermuda taxes after March 31, 2035.

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UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities LLC and Barclays Capital Inc. are acting as representatives, have severally agreed to purchase, and the Selling Shareholders have agreed to sell to them the number of shares indicated below:

Name	Shares
J.P. Morgan Securities LLC
Barclays Capital Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the Common Shares subject to their acceptance of the Common Shares from the Selling Shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Common Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Common Shares offered by this prospectus if any such Common Shares are taken. However, the underwriters are not required to take or pay for the Common Shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the Common Shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                 per Common Share under the public offering price. After the initial offering of the Common Shares, the offering price and other selling terms may from time to time be varied by the representatives.

The Selling Shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional Common Shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Common Shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Common Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Common Shares listed next to the names of all underwriters in the preceding table.

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The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the Selling Shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 Common Shares.

Total
	Per Common Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the Selling Shareholders	$	$	$
Proceeds, before expenses, to the Selling Shareholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                .

We intend to apply to have our Common Shares listed on                 under the trading symbol “                .”

We and our directors and officers and substantially all of our other securityholders have agreed that, without the prior written consent of                 on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares,

whether any such transaction described above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of                  on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares.

In order to facilitate the offering of the Common Shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means

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of facilitating this offering, the underwriters may bid for, and purchase, Common Shares in the open market to stabilize the price of the Common Shares. These activities may raise or maintain the market price of the Common Shares above independent market levels or prevent or retard a decline in the market price of the Common Shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the Selling Shareholders and the underwriters have agreed to indemnify one and other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of Common Shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Common Shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no shares have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of any shares at any time under the following exemptions under the EU Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

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•

in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Common Shares offered by this prospectus in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any of the Common Shares offered by this prospectus and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the U.K. Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any shares at any time under the following exemptions under the U.K. Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the U.K. Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 1(4) of the U.K. Prospectus Regulation, provided that no such offer of the shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the U.K. Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation.

In the United Kingdom, the offering is addressed only to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the U.K. Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “U.K. Prospectus Regulation” means the U.K. version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of U.K. law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The Common Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Common Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

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Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of our Common Shares may only be made to persons (“Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Common Shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Common Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the twelve-month period after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (the “FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (the “CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree

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and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly nor indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and will in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the Common Shares.

Accordingly, the Common Shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Qualified Institutional Investors (“QII”):

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Common Shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Common Shares. The Common Shares may only be transferred to QIIs.

Non-QII Investors:

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Common Shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Common Shares. The Common Shares may only be transferred en bloc without subdivision to a single investor.

Dubai International Finance Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Common Shares to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the Common Shares offered should conduct their own due diligence on the Common Shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

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Hong Kong

Shares of our Common Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our Common Shares may be issued or may be in the possession of any person for the purpose of issue (in each case, whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Common Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or materials in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Common Shares may not be circulated or distributed, nor may the shares of our Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “Singapore SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the Singapore SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Singapore SFA.

Where shares of our Common Shares are subscribed to or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust will not be transferable for six (6) months after that corporation or that trust has acquired shares of our Common Shares under Section 275 except: (x) to an institutional investor under Section 274 of the Singapore SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the Singapore SFA; (y) where no consideration is given for the transfer; or (z) by operation of law.

Brazil

No securities may be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The securities have not been, and will not be, registered with the Comissão de Valores Mobiliários.

China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the Common Shares offered by this prospectus or any beneficial interest therein without obtaining all prior PRC governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

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France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The shares may be resold, directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Kuwait

Unless all necessary approvals from the Kuwait Capital Markets Authority pursuant to Law No. 7/2010, its Executive Regulations, and the various Resolutions and Announcements issued pursuant thereto or in connection therewith have been given in relation to the marketing of and sale of the shares described in this prospectus, the shares may not be offered for sale, nor sold, in Kuwait. Neither this prospectus nor any of the information contained herein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. With regard to the contents of this document, we recommend that you consult a licensee pursuant to applicable law and specialized in giving advice about the purchase of shares and other securities before making the subscription decision.

Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly, in the State of Qatar (including the Qatar Financial Centre) in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority, the Qatar Central Bank, the Qatar Financial Centre Regulatory Authority or any other relevant Qatar governmental body or securities exchange, and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (the “CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

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LEGAL MATTERS

Our principal legal advisers in the United States and United Kingdom are Willkie Farr & Gallagher (UK) LLP, located at CityPoint, 1 Ropemaker Street, EC2Y 9AW London, United Kingdom. Our principal legal advisers in Bermuda are Conyers Dill & Pearman Limited, located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

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EXPERTS

The consolidated financial statements of Fidelis Insurance Holdings Limited as of December 31, for each of the three years in the period ended December 31, 2021, 2020 and 2019 have been included in this prospectus in reliance upon the report of KPMG Audit Limited, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

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WHERE PROSPECTIVE INVESTORS CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to our Common Shares covered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the Common Shares covered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Our SEC filings, including our registration statement, are also available to prospective investors, free of charge, on the SEC’s website, www.sec.gov.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and periodic reporting requirements of the Exchange Act applicable to “foreign private issuers” including audited annual financial statements. These periodic reports and other information will be available on the website of the SEC referred to above.

We maintain a website at                 . Following the initial listing of our Common Shares on                , we will make the information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

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GLOSSARY OF SELECTED TERMS

“2015 Non-Qualified Share Option Plan”	the FIHL Non-Qualified Share Option Plan, adopted as of June 9, 2015, as amended

“2018 Non-Qualified Share Option Plan”	the FIHL Non-Qualified Share Option Plan, adopted as of November 8, 2018, as amended

“Amended and Restated Common Shareholders Agreement”	the Existing Common Shareholders Agreement that will be amended and restated, conditional on this offering being consummated

“Bermuda MGU”	Shelf Opco Bermuda Limited

“Bespoke pillar”	a portion of the Group’s business focuses on bespoke (re)insurance underwriting for tailored coverage

“BMA”	the Bermuda Monetary Authority

“Board”	the board of directors of FIHL

“CBI”	the Central Bank of Ireland

“Code”	the Internal Revenue Code of 1986, as amended

“Common Shareholders”	holders of Common Shares

“Common Shareholders Equity”	ratio, in percent, of net income to opening equity of the Common Shares

“Companies Act”	Bermuda Companies Act 1981

“Cooperation Agreement”	the Cooperation Agreement, dated as of July 23, 2022 among FIHL, MGU HoldCo and third-party investors in Shelf Holdco Ltd.

“Crestview Funds”	Crestview FIHL Holdings LP, Crestview FIHL TE Holdings Ltd, Crestview IV FIHL Holdings LP and Crestview IV FIHL TE Holdings LLC

“Current Fidelis”	FIHL and its consolidated subsidiaries prior to the consummation of the Separation Transactions and this offering

“EEA”	European Economic Area

“EEA State”	each Member State of the European Economic Area

“EIOPA”	European Insurance and Operational Pensions Authority

“ESG”	environmental, social and governance

“Exchange Act”	the Securities Exchange Act of 1934, as amended

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“Existing Bye-Laws”	the bye-laws of Current Fidelis

“Existing Common Shareholders Agreement”	the Existing Shareholders are currently party to a common shareholders agreement

“Existing Shareholders”	all of the shareholders who own shares in FIHL, as part of Current Fidelis

“FCA”	Financial Conduct Authority

“FIBL”	Fidelis Insurance Bermuda Limited

“Fidelis MGU”	the managing general underwriting platform for which MGU HoldCo is the parent company

“Fidelis U.S.”	Fidelis U.S. Holdings, Inc.

“FIESA”	Fidelis Insurance Europe S.A.

“FIHL”	Fidelis Insurance Holdings Limited

“FIHL (UK) Services”	FIHL (UK) Services Limited

“FIID”	Fidelis Insurance Ireland DAC

“FML”	Fidelis Marketing Limited

“Founder(s)”	each of the Crestview Funds, CVC Falcon Holdings Limited and Pine Brook Feal Intermediate L.P.

“Framework Agreement”	the 10-year framework agreement to be entered into between FIHL and MGU HoldCo

“FUL”	Fidelis Underwriting Limited

“GPW”	gross premium written

“Group Annual Plan”	the group-level annual plan.

“Group Underwriting Strategy”	Group-level underwriting strategy

“HMRC”	His Majesty’s Revenue and Customs

“IBNR”	incurred but not reported

“Institutional Investors”	each of the Founders and Platinum Ivy

“Inter-Group Services Agreement”	a separate services agreement between FIHL and MGU HoldCo relating to the outsourcing of certain non-underwriting services to be provided by the Fidelis MGU to FIHL and FIHL (UK) Services, which will become effective upon the consummation of the Separation Transactions

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“Intra-Group Services Agreement”	the intra-group services agreement pursuant to which FIHL and FIHL (UK) Services pass the services provided under the Inter-Group Services Agreement on to the Listed Group (in addition to other internal services, such as the secondment of staff)

“Irish Delegated Underwriting Authority Agreement”	the Delegated Underwriting Authority Agreement between FIID and Pine Walk Europe

“IRS”	Internal Revenue Service

“Lancashire”	Lancashire Holdings Limited

“Listed Group”	FIHL and its consolidated subsidiaries following the consummation of the Separation Transactions and this offering

“Lloyd’s”	Lloyd’s of London

“Long-Term Incentive Plan”	FIHL’s long-term incentive plan, to be adopted following the consummation of this Offering

“loss ratio”	ratio of losses and loss adjustment expenses to NPE

“LTIP Awards”	the awards granted pursuant to the Long-Term Incentive Plan

“MGU HoldCo”	Shelf Holdco II Limited

“New LOB”	any line of business beyond the Permitted Lines for which the Listed Group has appetite

“Notes”	the Subordinated Notes and the Senior Notes, collectively

“NPE”	net premium earned

“NPW”	net premium written

“Operating RoE”	represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by opening Common Shareholders Equity in a given period

“Outwards RI”	outwards reinsurance services pursuant to the Delegated Underwriting Authority Agreements including, among other services, advising on the outwards reinsurance and retrocession

“Outwards Reinsurance Strategy”	purchasing outwards reinsurance cover for the Listed Group on an annual basis

“Person”	any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than to FIHL, any of its subsidiaries or a permitted parent

“Pine Brook Fund”	Pine Brook Feal Intermediate, L.P.

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“Pine Walk Capital”	Pine Walk Capital Limited

“Pine Walk Europe”	Pine Walk Europe SRL

“Platinum Ivy”	Platinum Ivy B 2018 RSC Limited

“PRA”	Prudential Regulation Authority

“RoE”	return on equity

“RSUs”	restricted stock units

“SCR”	Solvency Capital Requirement

“SEC”	United States Securities and Exchange Commission

“Securities Act”	Securities Act of 1933, as amended

“Senior Notes”	$330.0 million aggregate principal amount of 4.875% Senior Notes due 2030

“Senior Notes Indenture”	the Indenture (the “Base Senior Notes Indenture”), dated as of June 18, 2020, between FIHL, as Issuer, and The Bank of New York Mellon, as Trustee, Registrar, Transfer Agent and Paying Agent, as supplemented by the Supplemental Indenture No. 1 (the “Supplemental Senior Notes Indenture”), dated as of July 2, 2020, between FIHL, as Issuer, and The Bank of New York Mellon, as Trustee, Registrar, Transfer Agent and Paying Agent, collectively constituting the Senior Notes

“Separation Transactions”	the completion of a number of separation and reorganization transactions in order to create two distinct holding companies: FIHL and MGU HoldCo, subject to regulatory approvals

“Series A Preferred Securities”	FIHL’s 9.00% non-convertible and cumulative preferred securities, par value $0.01 per share

“Solvency II”	Directive 2009/138/EC

“Specialty pillar”	a portion of the Group’s business which focuses on traditional specialty business lines such as aviation, energy, space, marine, contingency and property D&F

“Steady State RoE”	reflects the value of the business embedded within the UPR which is not reflected in the book value. Steady state assumes NPE at 90% of NPW for each of the Bespoke and Specialty pillars and applies the sum of the net loss ratio and the net acquisition cost ratio for each of the Bespoke and Specialty Pillars to calculate steady state net income divided by opening Common Shareholders Equity

“Subordinated Notes”	$125.0 million aggregate principal amount of 6.625% Fixed-Rate Reset Junior Subordinated Notes due 2041

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“Subordinated Notes Indenture”	the Indenture (the “Base Subordinated Notes Indenture”), dated as of October 16, 2020, between FIHL, as Issuer, and The Bank of New York Mellon, as Trustee, Registrar, Transfer Agent and Paying Agent, as supplemented by the Supplemental Indenture No. 1 (the “Supplemental Subordinated Notes Indenture”), dated as of October 20, 2020, between FIHL, as Issuer, and The Bank of New York Mellon, as Trustee, Registrar, Transfer Agent and Paying Agent, collectively constituting the Subordinated Notes

“Subsidiary Annual Plan”	subsidiary-level annual plans prepared pursuant to each Delegated Underwriting Authority Agreement

“U.K. Delegated Underwriting Authority Agreement”	the Delegated Underwriting Authority Agreement between FUL and Pine Walk Capital

“U.K. Regulators”	the FCA and the PRA

“U.S. Holders”	U.S. Persons who hold Common Shares

“Ukraine Conflict”	the escalation of geopolitical tensions and the ongoing invasion of Ukraine by Russia.

“UMCC”	Underwriting and Marketing conference calls

“Underwriting Guidelines”	the underwriting guidelines attached to the Delegated Underwriting Authority Agreements

“UPR”	unearned premium

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INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Fidelis Insurance Holdings Limited and its subsidiaries:

Schedules other than those listed above are omitted for the reason that they are not applicable

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Fidelis Insurance Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets Fidelis Insurance Holdings Limited and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, changes in shareholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes and financial statement schedules I to VI (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimate of reserves for losses and loss expenses

As discussed in notes 2 and 11 to the consolidated financial statements, the Company records reserves for losses and loss expenses (“reserves”) calculated on a best estimate basis and are estimated using various actuarial methods as well as the Company’s own loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and expert professional judgment. As of December 31, 2021, the Company recorded $1,386.5 million of reserves for losses and loss expenses.

F-3

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We identified the evaluation of the estimates of reserves as a critical audit matter. Subjective and complex auditor judgement, including specialized skills and knowledge, was involved in evaluating the actuarial assumptions used in estimating reserves. Assumptions included the weighting of actuarial methods when more than one was used, loss development factors and initial expected loss ratios derived from historical loss experience.

The following are the primary procedures we performed to address the critical audit matter. We involved actuarial professionals with specialized skills and knowledge who assisted in:

a.

assessing the Company’s actuarial methodologies used in estimating reserves by comparing to generally accepted actuarial practices and evaluating the Company’s actuarial assumptions for loss development factors and initial expected loss ratios and benchmarking the Company’s reserves against industry data for similar types of insurance

b.

developing an independent range and comparing to the Company’s actuarially determined best estimate of reserves for selected lines of business, including assessing whether the prior year’s loss experience and loss development emerging in the current year have been appropriately reflected in estimating the reserves

c.

comparing the results of an independent reserve study prepared by a third party actuary engaged by the Company and assessing whether management’s best estimate was within the range established by the third party actuary. We evaluated the results by 1) investigating selected actuarial assumptions used which differed from the independent reserve study and challenged the Company on those assumptions; and 2) assessing the year-over-year movements of the Company’s reserves relative to the independent range.

/s/ KPMG Audit Limited

We have served as the Company’s auditor since 2015.

Hamilton, Bermuda September 29, 2022

F-4

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED (“FIHL”)

Consolidated Balance Sheets

At December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

	2021	2020
Assets
Fixed maturity securities, available-for-sale at fair value (amortized cost: $2,505.5, 2020: $1,514.8) [net of allowances for credit losses of $2.2]	$2,491.1	$1,538.3
Fixed maturity securities, trading at fair value (amortized cost: $26.7, 2020 $82.6)	26.9	84.0
Short-term investments, available-for-sale at fair value (amortized cost: $11.5, 2020: $15.3)	11.5	15.2
Other investments, at fair value (amortized cost: $226.5, 2020: $103.6)	253.1	115.1

Total investments	2,782.6	1,752.6
Cash and cash equivalents	325.1	967.2
Restricted cash and cash equivalents	150.9	271.3
Derivative assets, at fair value	1.0	0.2
Accrued investment income	12.1	9.1
Investments pending settlement	0.5	0.5
Premiums and other receivables [net of allowances for credit losses of $4.8, 2020: $1.5]	1,555.2	1,095.6
Deferred reinsurance premiums	676.7	415.4
Reinsurance balances recoverable on paid losses [net of allowances for credit losses of $nil, 2020: $0.3]	256.6	105.4
Reinsurance balances recoverable on reserves for losses and loss expenses [net of allowances for credit losses of $0.5, 2020: $0.4]	795.2	382.2
Deferred policy acquisition costs	403.3	276.5
Deferred tax asset	40.3	12.6
Operating right of use assets	29.9	9.8
Other assets	23.6	22.3

Total assets	$7,053.0	$5,320.7

Liabilities, and shareholders’ equity
Liabilities
Reserves for losses and loss adjustment expenses	1,386.5	818.0
Unearned premiums	2,113.7	1,405.5
Reinsurance balances payable	947.8	507.9
Long term debt	446.9	446.0
Preferred securities	58.4	58.4
Other liabilities	48.4	70.9
Operating lease liabilities	31.4	10.5
Derivative liabilities, at fair value	0.8	5.4
Investments pending settlement	—	21.9

Total liabilities	$5,033.9	$3,344.5

Commitments and contingencies
Shareholders’ equity
210,895,001 ordinary shares of par value $0.01 each (December 31, 2020 – 209,851,162 ordinary shares)	2.1	2.1
Additional paid-in capital	2,075.2	2,071.9
Accumulated other comprehensive (loss)/income	(11.3)	22.6
Accumulated deficit	(52.1)	(120.4)

Total shareholders’ equity attributable to common shareholders	$2,013.9	$1,976.2

Non- controlling interests	5.2	—

Total shareholders’ equity including non-controlling interests	$2,019.1	$1,976.2

Total liabilities and shareholders’ equity	$7,053.0	$5,320.7

See accompanying notes to the financial statements

F-5

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Consolidated Statements of Income and Comprehensive Income

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars except for per share data)

	2021	2020	2019
Revenues
Gross premiums written	$2,787.7	$1,576.5	$811.3
Reinsurance premiums ceded	(1,186.6)	(670.9)	(316.6)

Net premiums written	1,601.1	905.6	494.7
Change in net unearned premiums	(446.9)	(177.0)	(170.7)

Net premiums earned	1,154.2	728.6	324.0
Net investment gains	13.5	17.9	13.7
Net investment income	20.6	26.2	31.5
Net foreign exchange gains	—	1.2	—
Other income	1.0	8.7	2.4

Total revenues	$1,189.3	$782.6	$371.6

Expenses
Losses and loss adjustment expenses	696.8	324.5	130.1
Policy acquisition expenses	299.9	179.2	85.5
General and administration expenses	75.4	83.5	64.8
Corporate and other expenses	2.7	18.7	3.9
Net foreign exchange losses	0.4	—	2.4
Financing costs	35.4	27.9	24.7
Loss on extinguishment of preferred securities	—	25.3	—

Total expenses	$1,110.6	$659.1	$311.4

Net income before income tax	$78.7	$123.5	$60.2

Income tax (expense)/benefit	(0.4)	3.1	(0.6)

Net income	$78.3	$126.6	$59.6

Net income attributable to non-controlling interests	(10.0)	(0.1)	(1.4)

Net income attributable to common shareholders	$68.3	$126.5	$58.2

Other comprehensive income
Unrealized (loss)/gains on AFS financial assets	(36.1)	12.1	11.3
Income tax (expense)/benefit	2.4	(0.7)	(0.7)
Currency translation adjustments	(0.2)	—	0.1

Total other comprehensive income/(loss)	$(33.9)	$11.4	$10.7

Comprehensive income attributable to common shareholders	$34.4	$137.9	$68.9

Per share data
Earnings per common share:
Earnings per common share	$0.32	$0.70	$0.47
Earnings per diluted common share	$0.31	$0.68	$0.47
Weighted average common shares outstanding	212.5	181.4	122.9
Weighted average diluted common shares outstanding	217.8	186.7	124.7

See accompanying notes to the financial statements

F-6

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Consolidated Statement of Changes in Shareholder’s Equity

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

	2021	2020	2019
Common shares
Balance - beginning of year	$2.1	$1.4	$1.2
Common stock repurchased	(0.2)	—	—
Issue of common shares	0.2	0.7	0.2

Balance - end of year	$2.1	$2.1	$1.4

Additional paid-in capital
Balance - beginning of year	2,071.9	1,348.3	1,196.8
Repurchase of shares	(320.7)	(0.8)	(10.5)
Share compensation expense	9.8	32.6	11.8
Purchase of non-controlling interest	(3.8)	—	—
Issue of common shares, net of issuance costs	318.0	691.8	150.2

Balance - end of year	$2,075.2	$2,071.9	$1,348.3

Accumulated other comprehensive (loss)/income, net of tax
Unrealized gains on available-for-sale securities held at fair value, net of tax
Balance - beginning of year	$22.4	$11.0	$0.4
Unrealized (losses)/gains arising during the year	(33.7)	11.4	10.6

Balance - end of year	$(11.3)	$22.4	$11.0

Currency translation reserve
Balance - beginning of year	0.2	0.2	0.1
Movement during the year	(0.2)	—	0.1

Balance - end of year	$—	$0.2	$0.2

Balance - end of year	$(11.3)	$22.6	$11.2

Accumulated deficit
Balance - beginning of year	$(120.4)	(242.8)	$(232.0)
Net income available to common shareholders	68.3	126.5	58.2
Common dividend	—	(4.1)	(69.0)

Balance - end of year	$(52.1)	$(120.4)	$(242.8)

Total shareholders’ equity attributable to common shareholders	$2,013.9	$1,976.2	$1,118.1

Non-controlling interests
Balance - beginning of the year	$—	$0.5	$(2.4)
Net income attributable to non-controlling interests	10.0	0.1	1.4
Investment in subsidiaries by non-controlling interests	—	0.2	—
Dividends paid to non-controlling interest	(2.6)	(0.8)	(0.4)
Sale of subsidiary	(2.2)	—	—
Non-controlling interest arising from acquisition of a subsidiary	—	—	1.9

Balance - end of year	$5.2	$—	$0.5

Total shareholder’s equity including non-controlling interests	$2,019.1	$1,976.2	$1,118.6

See accompanying notes to the financial statements

F-7

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Consolidated Statements of Cash Flows

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

	2021	2020	2019
Operating activities
Net income	$78.3	$126.6	$59.6
Adjustments to reconcile net profit after tax to net cash provided by operating activities:
Share compensation expense	9.8	32.6	11.8
Depreciation	4.5	2.6	3.0
Net unrealized (gain)/loss on investments and derivatives	(17.5)	(7.4)	0.9
Net realized loss/(gain) on investments and derivatives	24.1	(3.4)	(14.2)
Deferred tax expense/(benefit)	(26.4)	(6.0)	0.2
Net changes in assets and liabilities:
Accrued investment income	(3.0)	(1.7)	(0.8)
Premiums and other receivables	(459.6)	(426.4)	(161.4)
Deferred reinsurance premiums	(261.3)	(273.9)	(93.7)
Reinsurance balances recoverable on paid claims	(151.3)	23.9	(75.9)
Reinsurance balances recoverable on unpaid claims	(413.0)	60.5	14.0
Deferred policy acquisition costs	(126.8)	(75.3)	(57.9)
Operating right of use assets	(20.1)	0.2	(10.0)
Other assets	19.9	2.5	4.0
Reserves for losses and loss adjustment expenses	568.5	87.3	84.1
Unearned premiums	708.2	450.9	264.4
Reinsurance balances payable	439.9	295.5	129.8
Operating lease liabilities	20.9	(0.5)	11.0
Other liabilities	(32.0)	32.9	1.1

Net cash provided by operating activities	$363.1	$320.9	$170.0

Investing activities
Purchase of investments, trading	—	(0.1)	(0.8)
Proceeds from the sale of investments, trading	56.1	116.7	140.6
Purchase of available-for-sale securities	(2,122.2)	(1,161.9)	(706.4)
Proceeds from sale of available-for-sale securities	1,111.6	631.6	366.0
Purchase of other investments	(125.2)	(100.0)	0.4
Purchase of investments to cover short sales	—	(3.7)	(2.6)
Proceeds for sale of other investments	1.3	1.4	113.7
Change in investments pending settlement - assets	—	24.7	(21.7)
Change in investments pending settlement - liabilities	(21.9)	12.0	6.7
Net cash from disposal of subsidiary	(7.1)	—	—
Investment in affiliates	—	—	(1.7)
Purchase of fixed assets	(7.1)	(2.0)	(6.0)

Net cash used in investing activities	$(1,114.5)	$(481.3)	$(111.8)

Financing activities
Proceeds from issuance of debt, net of issuance of costs	—	445.7	—
Proceeds from issuance of common stock, net of issuance costs	318.2	691.8	150.4
Non-controlling interest share transactions	(6.3)	(0.6)	—
Repurchase of common shares	(320.9)	—	(8.9)

F-8

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Consolidated Statements of Cash Flows

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

	2021	2020	2019
Dividends on common shares	(2.1)	(5.1)	(67.5)
Repurchase of preferred securities	—	(183.8)	—

Net cash (used in)/provided by financing activities	$(11.1)	$948.0	$74.0

Net (decrease)/increase in cash, restricted cash, and cash equivalents	(762.5)	787.6	132.2
Cash, restricted cash, and cash equivalents, beginning of year	1,238.5	450.9	318.7

Cash, restricted cash, and cash equivalents, end of year	$476.0	$1,238.5	$450.9

Cash and cash equivalents comprise the following:
Cash and cash equivalents at bank	325.1	967.2	185.2
Restricted cash and cash equivalents	150.9	271.3	265.7

Cash, restricted cash, and cash equivalents	$476.0	$1,238.5	$450.9

Supplemental disclosure of cash flow information:
Net cash paid during the period for income taxes	24.1	—	—
Cash paid during the period for interest	29.3	22.3	21.8

F-9

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

1.	Nature of operations

Fidelis Insurance Holdings Limited (“Fidelis” and together with its subsidiaries, the “Group”) is a holding company which was incorporated under the laws of Bermuda on August 22, 2014. The Group provides Property, Specialty and Bespoke insurance and reinsurance. Fidelis’ principal operating subsidiaries are:

•

Fidelis Insurance Bermuda Limited (“FIBL”), is a Class 4 Bermuda domiciled company which writes most of the Group’s Reinsurance business, as well as writing Specialty and Bespoke lines. FIBL is regulated by the Bermuda Monetary Authority.

•

Fidelis Underwriting Limited (“FUL”), is a UK domiciled company which principally writes Specialty and Bespoke insurance, as well as Reinsurance. FUL is regulated by the Prudential Regulation Authority (“PRA”).

•

Fidelis Insurance Ireland DAC (“FIID”), is a Republic of Ireland domiciled company that writes Specialty and Bespoke insurance and reinsurance within the European Economic Area. FIID is regulated by the Central Bank of Ireland.

•	Fidelis Marketing Limited (“FML”), a management company which acts as an insurance intermediary to provide marketing services and is authorized by the Financial Conduct Authority (“FCA”).

Fidelis has invested in a number of Managing General Agents (“MGAs”) through Pine Walk Capital Limited (“Pine Walk”) which holds the investment in the MGAs and provides them with administrative support. There are six MGAs:

•	Radius Specialty Limited (“Radius”) which focuses on niche specialty treaty reinsurance business.

•	Oakside Surety Limited (“Oakside”) which focuses on surety bonds and guarantees.

•	Kersey Specialty Limited (“Kersey”) which focuses on upstream energy business.

•	Perigon Product Recall Limited (“Perigon”) which focuses on product recall and product contamination.

•	Navium Marine Limited (“Navium”) which focuses on marine business. Navium was incorporated on March 28, 2021.

•	OPEnergy Limited (“OPEnergy”) which focuses on energy liabilities. OPEnergy was incorporated on September 20, 2021.

The financial statements of Pine Walk and the six MGAs have been included in the consolidated financial statements of the Group. During 2021, the Group purchased additional shares in Radius Specialty Limited. During 2021, the Group sold its interest in Omega National Title Agency Ventures, LLC for $2.0 million.

Further information can be found at Note 14, Variable Interest Entities and Note 15 Non-Controlling Interests.

2.	Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the results of Fidelis Insurance Holdings Limited and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

F-10

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

Reporting currency

The financial information is reported in United States dollars (“U.S. dollars” or “$”), expressed in millions, except for per share amounts.

Use of estimates, risks and uncertainties

The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates reflected in the financial statements include, but are not limited to, investments, premiums and acquisition costs, reserves for losses and loss adjustment expenses, reinsurance and retrocession and income taxes.

Cash and cash equivalents

Cash and cash equivalents consist of cash held in banks, money market funds and other short-term, highly liquid investments with original maturity dates of 90 days or less.

Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of cash held in segregated or trust accounts, which is unavailable for immediate use by the Group, primarily to provide collateral for letters of credit and to support the current value of any amounts that may be due to counterparties based on the value of underlying financial instruments.

Investments

Our accounting policy classifies all fixed maturity securities acquired prior to January 1, 2018 as trading, whilst fixed maturity securities acquired from January 1, 2018 are classified as available for- sale which reflects the Company’s intention to hold the vast majority of these assets to maturity.

Our fixed-income securities portfolio comprises securities issued by governments and government agencies, corporate bonds, and asset-backed securities. Investments in fixed-income securities are reported at estimated fair value in our audited consolidated financial statements.

Our other investments (‘Risk Assets’) consist of a residual investment in a hedge fund, investments in structured notes and the Wellington Opportunistic Fixed-Income UCITS Fund. These are carried at fair value through the income statement.

Investments with a maturity from three months up to one year from date of purchase are classified as short-term investments and recorded at fair value.

For all fixed maturity securities and other investments, any realized and unrealized gains or losses are determined on the basis of the first-in, first-out method. For all fixed maturity securities classified as “available for sale,” realized gains and losses in the audited consolidated financial statements include allowances for credit losses

F-11

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

related to its Available for Sale (‘AFS’) debt securities. This allowance represents the difference between the security’s amortized cost and the amount expected to be collected over the security’s lifetime. Unrealized gains and losses represent the difference between the cost, or the cost as adjusted by amortization of any difference between its cost and its redemption value (“amortized cost”), of the security and its fair value at the reporting date and are included within other comprehensive income for securities classified as “available for sale.” For securities classified as “trading,” realized and unrealized gains or losses are included in the audited consolidated financial statements within net investment gains.

Net investment income

Net investment income includes amounts received and accrued in respect of periodic interest (“coupons”) payable to the Group by the issuer of fixed income securities and interest credited on cash and cash equivalents. It also includes amortization of premium and accretion of discount in respect of fixed income securities. Investment management, custody, and investment administration fees are charged against net investment income reported in the Consolidated Income Statements. Investment transactions are recorded on a trade date basis.

Derivative assets and liabilities

All derivatives are recognized in the Consolidated Balance Sheets at fair value on a gross basis and not offset against any collateral pledged or received. Unrealized gains and losses resulting from changes in fair value are included in net investment gains or net foreign exchange gains and losses in the Consolidated Income Statements. The Group’s derivative financial instrument assets are included in derivative assets and derivative financial instrument liabilities are included in derivative liabilities in the Consolidated Balance Sheets. None of the Group’s derivatives are designated as accounting hedges for financial reporting purposes. Pursuant to the International Swaps and Derivatives Association (“ISDA”) master agreements and other derivative agreements, the Group and its counterparties typically have the ability to settle on a net basis. In addition, in the event a party to one of the ISDA master agreements or other derivative agreements defaults, or a transaction is otherwise subject to termination, the non-defaulting party generally has the right to set off against payments owed to the defaulting party or collateral held by the defaulting party.

The Group enters into derivative transactions to manage duration risk, foreign currency exchange risk, or other exposure risks. The Group also sometimes enters catastrophe swap derivatives to manage its exposure to catastrophe events. Derivative transactions typically include futures, options, swaps and forwards. Derivative assets represent financial contracts whereby, based upon the contract’s current fair value, the Group will be entitled to receive payments upon settlement. Derivative liabilities represent financial contracts whereby, based upon the contract’s current fair value, the Group will be obligated to make payments upon settlement.

The Group looks to manage foreign currency exposure by substantively balancing assets with liabilities for certain major non-U.S. dollar currencies, or by entering into currency forward contracts. However, there is no guarantee that this will effectively mitigate exposure to foreign exchange gains and losses.

Where a contract includes an embedded derivative, the embedded derivative is recognized separately only if the contract is not recognized at fair value, or the economic characteristics and risks of the embedded derivative are not clearly and closely related to those of the contract.

F-12

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

Investments pending settlement

Investments pending settlement include receivables and payables from unsettled trades with brokers. Receivables and payables from unsettled trades are carried at fair value based on quoted prices in active markets for identical assets or derived based on inputs that are observable.

Premiums and acquisition costs

Premiums written are recorded on inception of the policy. Premiums written include estimates based on information received from insureds, brokers and cedants, and any subsequent differences arising on such estimates are recorded as premiums written in the period they are determined. Premiums written are earned on a basis consistent with risks covered over the period the coverage is provided. The portion of the premiums written applicable to the unexpired terms of the underlying contracts and policies are recorded as unearned premium.

Reinstatement premiums are recognized as written and earned after the occurrence of a loss and are recorded in accordance with the contract terms based upon management’s estimate of losses and loss adjustment expenses.

Acquisition costs are directly related to the acquisition of insurance premiums and are deferred and amortized over the related policy period in line with earned premium. The Group only defers acquisition costs incurred that are directly related to the successful acquisition of new or renewal insurance contracts, including commissions to agents, brokers and premium taxes. All other acquisition related expenses including indirect costs are expensed as incurred. To the extent that future policy revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings.

The Group evaluates premium deficiency and the recoverability of deferred acquisition costs by determining if the sum of future earned premiums and anticipated investment return is greater than expected future loss and loss adjustment expenses and acquisition costs.

Premiums receivable

Premiums receivable includes amounts receivable from insureds, net of brokerage costs, which represent premiums that are both currently due and amounts not yet due on insurance and reinsurance policies. Premiums for insurance policies are generally due at inception. Premiums for reinsurance policies generally become due over the period of coverage based on the policy terms. Contract periods can be several years in length with premiums received in annual or quarterly installments.

The Group monitors the credit risk associated with premiums receivable, taking into consideration the fact that in certain instances credit risk may be reduced by the Group’s right to offset loss obligations against premiums receivable. The Group establishes an allowance for credit losses based upon the life of the receivables which is charged to net income. Changes in the estimate of (re)insurance premiums written will also result in an adjustment to premiums receivable in the period they are determined.

F-13

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

The following table provides the allowance for expected credit losses of the Company’s premium receivables due from third parties on unpaid claims that is due greater than 180+ days.

$ millions
Year ended 31 December 2021	Premium receivable due greater than 180+ days	Allowance for Expected Credit Losses
Balance at the beginning of period	3.4	1.5
Change during the year	15.8	3.3
Balance at the end of period	19.2	4.8

$ millions
Year ended 31 December 2020	Premium receivable due greater than 180+ days	Allowance for Expected Credit Losses
Balance at the beginning of period	—	—
Change during the year	3.4	1.5
Balance at the end of period	3.4	1.5

Reserves for losses and loss adjustment expenses

The liability for losses and loss adjustment expenses includes reserves for unpaid reported losses and for losses incurred but not reported. These estimates are reported net of amounts estimated to be recoverable from salvage and subrogation. The reserve for losses and loss adjustment expenses is established by management based on reports from insureds, brokers, and ceding companies and the application of generally accepted actuarial techniques and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by the Group as incurred.

The Group estimates ultimate losses using various actuarial methods as well as the Group’s own growing loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgement. The estimated cost of claims includes expenses to be incurred in settling claims and a deduction for the expected value of salvage, subrogation and other recoveries. Ultimate losses and loss adjustment expenses may differ significantly from the amount recorded in the financial statements. These estimates are reviewed regularly and as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in losses and loss adjustment expenses in the periods in which they are determined.

Provision is made at the end of each relevant period for the estimated ultimate cost of claims incurred but not settled as of the balance sheet date, including the cost of incured but not reported (“IBNR”) claims as of now and development of existing reported claims. The estimated cost of claims includes expenses to be incurred in settling claims and a deduction for the expected value of salvage and other recoveries. Estimated amounts recoverable from our reinsurers on unpaid losses and loss adjustment expenses are calculated to arrive at a net claims reserve.

The principal actuarial methods, and associated key assumptions, used to perform the Company’s loss reserve analysis include:

Initial expected loss ratio

To estimate ultimate losses, the Company multiplies earned premiums by an expected loss ratio. The expected loss ratio is determined using a combination of benchmark data, the business plan, and expert judgement.

F-14

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

Paid and incurred chain ladder

This method estimates ultimate losses by calculating past paid and incurred loss development factors and applying them to exposure periods with further expected paid loss development. The main underlying assumption of this method is that historical loss development patterns are indicative of future loss development patterns.

Paid and incurred Bornhuetter-Ferguson (“BF”)

This method combines features of the chain ladder and initial expected loss ratio method by using both reported and paid losses as well as an a priori expected loss ratio to arrive at an ultimate loss estimate. The weighting between these two methods depends on the maturity of the business. This means that for more recent years a greater weight is placed on the initial expected loss ratio, while for more mature years a greater weight is placed on the loss development patterns.

Benktander: Credible claims reserves

The Benktander method is similar to the Bornhuetter-Ferguson but replaces the initial loss ratio used within the BF method with the loss estimate from the BF method. The credibility factor is increased as claims develop. It gives more weight to:

•	Emerged losses than the BF; and

•	Initial expected loss ratio rather than the chain ladder.

Case-by case

Given the nature of the business written, some of the lines of business may consist of a small number of policies. Where appropriate, the loss reserves will be calculated explicitly for a particular contract using expert judgement and documented appropriately. Salvage is recorded based on estimated realizable value and is deducted from the liability of unpaid losses and loss adjustment expenses. It is the responsibility of the actuarial function to apply the relevant actuarial methodologies and judgements to the calculation of loss reserves. The Group Actuary presents the recommendations of the actuarial review of the reserves to the Reserving Committee for review, challenge and recommendation, the results of which are included in the Group Actuary’s Reserving Report for approval by the Audit Committee.

Reserves for losses and loss adjustment expenses represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses which are ultimately required to be paid may deviate, perhaps materially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by period are based on industry and peer-group claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be materially different than the amounts discussed above.

Reinsurance and retrocession

The Group seeks to reduce the risk of net losses on business written by reinsuring certain risks and exposures with other reinsurers. Ceded reinsurance contracts do not relieve the Group of its primary obligation to insureds.

F-15

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

Ceded premiums are recognized when the coverage period incepts and are expensed over the coverage period or, when the coverage period does not align to the risk exposure, in proportion to the underlying risk exposure. Premiums relating to the unexpired portion of reinsurance ceded are recorded as deferred reinsurance premiums.

Commissions on ceded business are deferred and amortized over the period in which the related ceded premium is recognized. The deferred balance is recorded within deferred policy acquisition costs on the Consolidated Balance Sheets and the amortization is recognized within general and administration expenses in the Consolidated Income Statements.

Reinsurance balances recoverable

Amounts recoverable from reinsurers are estimated based on the terms and conditions of the reinsurance contracts in a manner consistent with the underlying liability reinsured. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk to minimize its exposure to significant losses from individual reinsurers. The ceding of insurance does not legally discharge the Group from its primary liability for the full amount of the policies, and the Group will be required to pay the loss and bear collection risk the reinsurer fails to meet its obligations under the reinsurance or retrocessional agreement. To further reduce credit exposure on reinsurance recoverables, the Company has received collateral, including letters of credit and trust accounts, from certain reinsurers. Collateral related to these reinsurance agreements is available, without restriction, when the Company pays losses covered by the reinsurance agreements.

An allowance is established for credit losses expected to be incurred over the life of the reinsurance recoverable, which is recorded net of this allowance. The allowance is charged to net income in the period the recoverable is recorded and revised in subsequent periods to reflect changes in the Company’s estimate of expected credit losses. Further details are setout at Note 12 “Reinsurance and Retrocessional Insurance”.

Long term debt

Debt is initially measured at fair value less issuance costs incurred and subsequently held at amortized cost. Interest expense is recognized over the term of the notes using the effective interest method.

Leases

The Group assesses whether a contract contains a lease at the inception of the contract, determining at that point whether any leases identified are operating leases or finance leases. The Group does not currently have any finance leases.

For operating leases with a lease term in excess of 12 months, a lease liability and corresponding operating right-of-use asset is recognized. The lease liability takes into account any renewal options that are deemed to be reasonably certain and is discounted using the Group’s incremental borrowing rate, where the rate implicit in the lease is not available.

Corporate and other expenses

Corporate and other expenses include costs to reorganization expenses, warrant expenses and other one-off expenses. From 2019 onwards, Corporate and other expenses have been separated from General and Administrative costs to separately show these costs from the administrative costs associated with running the day to day activities of the Company.

F-16

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

Income taxes

Income taxes have been provided for those operations that are subject to income taxes based on enacted tax laws and rates enacted in those jurisdictions. Current and deferred taxes are charged or credited to income tax (expense)/benefit. Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Group’s assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income tax (expense)/benefit in the Consolidated Income Statements in the period of the enactment date.

A valuation allowance is provided to reduce deferred tax assets to the amount management deem more likely than not will be realized.

The Company recognizes the benefit from a tax position taken or expected to be taken in income tax returns only if it is more likely than not that the tax position will be sustained upon examination by taxing authorities, based on the technical merits of the position. Tax positions that meet the more likely than not threshold are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. The Company recognizes interest and penalties related to income taxes in income tax expense.

Share compensation

The Group has issued warrants to purchase common shares. The warrants expire 10 years from the date of grant and consist of Founders warrants that were issued to the initial investors, and Basic and Ratchet warrants that have been issued to Fidelis Management.

Warrants are valued using the Black-Scholes option-pricing model and the fair value of these warrants is recorded in equity as additional paid-in capital when performance conditions are met.

Founder warrants require certain performance conditions to be met. Basic warrants are subject to a service condition only and the Ratchet warrants subject to a service and performance condition.

The portion of the warrants that are considered probable of vesting are recognized in general and administrative expenses in the Consolidated Statement of Income and Comprehensive Income.

Share compensation for management warrants considered probable of vesting is expensed over the vesting period on a graded vesting basis. The probability of the management warrants vesting is evaluated at each reporting period. When the management warrants are considered probable of vesting, the Group records an adjustment to the share compensation expense from the grant date (service inception date) to the current reporting period end based on the fair value of the warrant contracts at grant date.

Restricted stock units (“RSUs”) granted contain both a service and performance condition and are recognized as share compensation expense only for the portion considered likely to vest. The fair value of the RSUs is estimated at the latest price at which the Group raised capital. Where no recent capital transaction has occurred, the fair value is determined by the Board. Share compensation expense is recognized on a straight-line basis over the vesting period, adjusted for the impact of any performance vesting conditions. At each balance sheet date, the Group revises the share compensation expense based on its estimate of the number of RSUs that are expected to vest. It recognizes the impact of the revision of original estimates, if any, in the Consolidated Statement of Income and Comprehensive Income and a corresponding adjustment is made to additional paid-in capital in

F-17

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

shareholders’ equity on the Consolidated Balance Sheets. A provision is established for the estimated impact of forfeitures with the impact recognized for any revision to the original estimates or for any difference to the actual experience. For further information, see Note 21, Share Compensation.

Share issuance costs

Issuance costs incurred in connection with capital raises, which included financial advisors’ fees, legal and accounting fees, printing and other fees were deducted from the gross proceeds of the offering. The proceeds from the issuance of shares, net of offering costs, is included in additional paid-in capital in the Consolidated Statements of Shareholders’ Equity.

Foreign exchange

The Group has entities with U.S. Dollar, U.K. Sterling and Euro functional currencies. The functional and reporting currency is U.S. Dollar. Transactions in foreign currencies are translated in U.S. dollars at the exchange rate in effect on the transaction date. Monetary assets and liabilities in foreign currencies are re-measured at the exchange rates in effect at the reporting date. Foreign exchange gains and losses are included in the Consolidated Statement of Income and Comprehensive Income. Non-monetary assets and liabilities are remeasured to the functional currency at historic exchange rates.

Variable Interest Entities

Variable Interest Entities (“VIE”) are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristic of a controlling financial interest.

The Group would be deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

•	power to direct the activities of the VIE that most significantly impact the entity’s economic performance; and

•	an obligation to absorb losses of the entity that could potentially be significant to the VIE, or a right to receive benefits from the entity that could potentially be significant to the VIE.

The determination of whether an entity is a VIE requires judgment and depends on facts and circumstances specific to that entity.

VIEs for which the Group is deemed to have a controlling financial interest and be the primary beneficiary are consolidated and all significant inter-company transactions are eliminated.

If the Group is not deemed to have a controlling financial interest or be the primary beneficiary, then the investment is not consolidated and is recognized according to the facts and circumstances of the relationship. For further information see Note 14, Variable Interest Entities.

The Group determines on an ongoing basis whether an entity is a VIE or if the Group is the primary beneficiary based on an analysis of the Group’s level of involvement in the VIE, the contractual terms, the overall structure of the VIE and funding requirements.

F-18

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

Non-controlling interests

Non-controlling shareholders’ interests are presented separately in the Group’s Consolidated Balance Sheets and Consolidated Statements of Changes in Shareholders’ Equity. The net income attributable to non-controlling interests is presented separately in the Group’s Consolidated Income Statements.

Comprehensive Income

Comprehensive income represents all changes in equity that result from recognized transactions and other economic events during the period. Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but excluded from net income, such as unrealized gains or losses on available-for-sale investments, foreign currency translation adjustments and changes in net actuarial pension loss.

Recent accounting pronouncements

Accounting Standards adopted in 2020

Effective January 1, 2020, the Company adopted ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments” using the modified retrospective approach for insurance and reinsurance premium balances receivable and reinsurance recoverable balances on unpaid losses and loss adjustment expenses.

Effective January 1, 2020 , the Company also adopted the changes to the impairment model for available for sale securities introduced in ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326) using the prospective transition approach.

This new standard replaced the incurred loss model used to measure impairment losses for financial assets measured at amortized cost with a current expected credit loss (“CECL”) model and also made changes to the impairment model for available-for-sale investments . Under the CECL model, allowances are established for expected credit losses to be recognized over the life of financial assets. The updated guidance amends the previous other than temporary impairment model by requiring the recognition of impairments related to credit losses through an allowance account and limits the amount of credit loss to the difference between a securities amortized cost basis and its fair value.

As a result of adopting ASU 326-13, the Company established allowances for credit losses related to its available-for-sale investments by $2.2million and $0.4million in 2021 and 2020 respectively. See note 4 (“Investments”) for further information.

In addition the Company established allowances for credit losses related to unpaid reinsurance recoverables of $0.5m in each of 2021 and 2020 and credit losses related to reinsurance recoverables due on paid claims of $nil and $0.3million in 2021 and 2020 respectively. See note 11 (“Reinsurance and retrocessional reinsurance”) for further information. The adoption of ASU 326-13 did not impact any existing allowances for provisions for premium receivable balances.

The adoption of ASU 326-13 had no cumulative effect adjustment to opening retained earnings as of January 1, 2020 as there was no material impact on the Company’s consolidated statements of operations and financial position.

F-19

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

Accounting Standards not yet adopted

In March 2020 ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting,” was issued. This ASU provides optional expedients and exceptions for applying GAAP to investments, derivatives, or other transactions that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform. Along with the optional expedients, the amendments include a general principle that permits an entity to consider contract modifications due to reference reform to be an event that does not require contract re-measurement at the modification date or reassessment of a previous accounting determination. This standard may be elected over time through December 31, 2022 as reference rate reform activities occur. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements and does not expect this guidance to have a material effect on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which becomes effective for the Company during the first quarter of 2023. ASU No. 2021-08 requires contract assets and liabilities accounted for under FASB ASC 606, Revenue from Contracts with Customers, to be recorded at the acquisition date as if the acquirer entered into those contracts itself on the contract inception dates, rather than at fair value. At adoption, ASU No. 2021-08 will not impact the Company’s financial position, results of operations or cash flows, but prospectively, this ASU may impact amounts recorded by the Company for assets acquired and liabilities assumed under certain acquisitions.

3.	Segments

The chief operating decision maker reviews the Group’s ongoing underwriting operations across three operating segments; Specialty; Bespoke; and Reinsurance. In determining how to allocate resources and assess the performance othe Company’s underwriting results, management considers many factors including the nature of the insurance product offered, the risks that are covered and the nature of the client.

Each operating segment has a dedicated Chief Underwriting Officer that is responsible for managing the portfolio of risks within their own segment.

Bespoke business is highly specialized in nature providing customized risk solutions for clients which includes Credit & Political Risk and other specific risk transfer opportunities. Bespoke business includes the majority of Fidelis’ delegated business with third party MGA’s.

The Specialty segment comprises a specialized portfolio of niche risks that includes Aviation & Aerospace, Energy, Marine, Property Direct & Facultative business and other specialty risks

The Reinsurance segment comprises a highly-focused property cat book which includes Property Reinsurance, Retrocession and Whole Account reinsurance. The Reinsurance segment relies on broker relationships for distribution which is typical for this business.

Loss reserves and loss developments triangles are identified and disclosed by Segment and are setout below. Assets are not allocated to segments, nor are General & Administrative expenses allocated between segments as employees, including underwriters, may work across different segments.

F-20

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

a) The following tables summarize the Group’s segment disclosures

	Year ended December 31, 2021
	Bespoke		Specialty	Reinsurance	Other	Total
Gross premium written		$588.0	1,115.2	1,084.5	—	2,787.7
Net premium written		434.6	758.2	408.3	—	1,601.1
Net premium earned		251.9	535.3	367.0	—	1,154.2
Net losses and loss adjustment expenses		(71.4)	(206.2)	(419.2)	—	(696.8)
Acquisition expenses		(84.6)	(127.3)	(88.0)	—	(299.9)
General & administrative expenses		—	—	—	(75.4)	(75.4)

Underwriting income/(loss)		$95.9	201.8	(140.2)	(75.4)	82.1
Investment income						20.6
Net investment gains						13.5
Other income						1.0
Corporate & Other Expenses						(2.7)
FX losses						(0.4)
Finance expenses						(35.4)
Loss on extinguishment of preferred securities						—

Net income before taxes						78.7

Income tax benefit						(0.4)

Net income						78.3

Net income attributable to non-controlling interests						(10.0)

Net income available to common shareholders						68.3

Net losses and loss adjustment expenses incurred—current year		$(92.6)	(224.2)	(389.6)		(706.4)
Net losses and loss adjustment expenses incurred—prior accident years		$21.2	18.0	(29.6)		9.6

Net losses and loss adjustment expenses incurred—total		$(71.4)	(206.2)	(419.2)		(696.8)
Net loss ratio—current year		36.7%	41.9%	106.1%		61.2%
Net loss ratio—prior accident years		(8.4%)	(3.4%)	8.1%		(0.8%)

Loss ratio—total(1)		$28.3%	38.5%	114.2%		60.4%
Net acquisition cost ratio(2)		33.6%	23.8%	24.0%		26.0%
Underwriting ratio(3)		61.9%	62.3%	138.2%		86.4%
General & administrative expense ratio(4)						6.5%

Combined ratio(5)	$					92.9%

[1]

Loss ratio: is a measure of the losses that have been incurred by the business compared to the premiums that have been charged to cover those losses and is expressed as a percentage of the losses and loss adjustment expenses divided by earned premiums all net of reinsurance. Current year loss ratio includes losses incurred in the current accident year, whilst prior accident years loss ratio considers how losses incurred in prior years have developed

[2]

Net Acquisition cost ratio: is a measure of the extent of the commissions that are paid to brokers and delegated underwriters that source the business on FIHL’s behalf and is expressed as a percentage of these commissions divided by earned premiums all net of reinsurance

[3]

Underwriting ratio: is a measure of the underwriting performance and is expressed as a percentage of the losses and loss adjustment expenses plus the commissions that are paid to brokers and delegated underwriters that source the business on our behalf divided by earned premiums all net of reinsurance

F-21

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

[4]

General and administrative expense ratio: is a measure of the extent of the general and administrative expenses that are incurred to run the business and is expressed as a percentage of these expenses divided by earned premiums net of reinsurance. Overrider income earned on business ceded to third party reinsurers is credited to general and administrative expenses.

[5]	Combined ratio: is a is a measure of our underwriting profitability and is expressed as the sum of the loss ratio, net acquisition cost ratio and the general and administrative expense ratio

	Year ended December 31, 2020
	Bespoke		Specialty	Reinsurance	Other	Total
Gross premium written		$339.1	577.9	659.5	—	1,576.5
Net premium written		251.2	403.1	251.3	—	905.6
Net premium earned		212.5	171.7	344.4	—	728.6
Net losses and loss adjustment expenses		(70.5)	(64.8)	(189.2)	—	(324.5)
Acquisition expenses		(66.8)	(36.5)	(75.9)	—	(179.2)
General & administrative expenses		—	—	—	(83.5)	(83.5)

Underwriting income/(loss)		$75.2	70.4	79.3	(83.5)	141.4
Investment income						26.2
Net investment gains						17.9
Other income						8.7
Corporate & Other Expenses						(18.7)
FX losses						1.2
Finance expenses						(27.9)
Loss on extinguishment of preferred securities						(25.3)

Net income before taxes						123.5

Income tax benefit						3.1

Net income						126.6

Net income attributable to non-controlling interests						(0.1)

Net income available to common shareholders						126.5

Net losses and loss adjustment expenses incurred—current year		$(90.5)	(73.4)	(199.0)		(362.9)
Net losses and loss adjustment expenses incurred—prior accident years		20.0	8.6	9.8		38.4

Net losses and loss adjustment expenses incurred—total		$(70.5)	(64.8)	(189.2)		(324.5)
Net loss ratio—current year		42.6%	42.7%	57.7%		49.8%
Net loss ratio—prior accident years		(9.4%)	(5.0%)	(2.8%)		(5.3%)

Loss ratio—total(1)		$33.2%	37.7%	54.9%		44.5%
Net acquisition cost ratio(2)		31.4%	21.3%	22.0%		24.6%
Underwriting ratio(3)		64.6%	59.0%	76.9%		69.1%
General & administrative expense ratio(4)						11.5%

Combined ratio(5)	$					80.6%

[1]

Loss ratio: is a measure of the losses that have been incurred by the business compared to the premiums that have been charged to cover those losses and is expressed as a percentage of the losses and loss adjustment expenses divided by earned premiums all net of reinsurance. Current year loss ratio includes losses incurred in the current accident year, whilst prior accident years loss ratio considers how losses incurred in prior years have developed

F-22

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

[2]

Net Acquisition cost ratio: is a measure of the extent of the commissions that are paid to brokers and delegated underwriters that source the business on FIHL’s behalf and is expressed as a percentage of these commissions divided by earned premiums all net of reinsurance

[3]

Underwriting ratio: is a measure of the underwriting performance and is expressed as a percentage of the losses and loss adjustment expenses plus the commissions that are paid to brokers and delegated underwriters that source the business on our behalf divided by earned premiums all net of reinsurance

[4]

General and administrative expense ratio: is a measure of the extent of the general and administrative expenses that are incurred to run the business and is expressed as a percentage of these expenses divided by earned premiums net of reinsurance. Overrider income earned on business ceded to third party reinsurers is credited to general and administrative expenses.

[5]	Combined ratio: is a is a measure of our underwriting profitability and is expressed as the sum of the loss ratio, net acquisition cost ratio and the general and administrative expense ratio

	Year ended December 31, 2019
	Bespoke	Specialty	Reinsurance	Other	Total
Gross premium written	$339.7	99.0	372.6	—	811.3
Net premium written	284.3	59.0	151.4	—	494.7
Net premium earned	147.0	30.5	146.5	—	324.0
Net losses and loss adjustment expenses	(27.3)	(29.3)	(73.5)	—	(130.1)
Acquisition expenses	(46.2)	(6.1)	(33.2)	—	(85.5)
General & administrative expenses	—	—	—	(64.8)	(64.8)

Underwriting income/(loss)	$73.5	(4.9)	39.8	(64.8)	43.6
Investment income					31.5
Net investment gains					13.7
Other income					2.4
Corporate & Other Expenses					(3.9)
FX losses					(2.4)
Finance expenses					(24.7)
Loss on extinguishment of preferred securities					—

Net income before taxes					60.2

Income tax benefit					(0.6)

Net income					59.6

Net income attributable to non-controlling interests					(1.4)

Net income available to common shareholders					58.2

Net losses and loss adjustment expenses incurred—current year	$(40.1)	(29.3)	(70.8)		(140.2)
Net losses and loss adjustment expenses incurred—prior accident years	$12.8	—	(2.7)		10.1

Net losses and loss adjustment expenses incurred—total	$(27.3)	(29.3)	(73.5)		(130.1)
Net loss ratio—current year	27.3%	96.1%	48.4%		43.3%
Net loss ratio—prior accident years	(8.7%)	—%	1.8%		(3.1%)

Loss ratio—total(6)	18.6%	96.1%	50.2%		40.2%
Net acquisition cost ratio(7)	31.4%	20.0%	22.7%		26.4%
Underwriting ratio(8)	50.0%	116.1%	72.9%		66.6%
General & administrative expense ratio(9)					20.0%

Combined ratio(10)					86.6%

F-23

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

[6]

Loss ratio: is a measure of the losses that have been incurred by the business compared to the premiums that have been charged to cover those losses and is expressed as a percentage of the losses and loss adjustment expenses divided by earned premiums all net of reinsurance. Current year loss ratio includes losses incurred in the current accident year, whilst prior accident years loss ratio considers how losses incurred in prior years have developed

[7]

Net Acquisition cost ratio: is a measure of the extent of the commissions that are paid to brokers and delegated underwriters that source the business on FIHL’s behalf and is expressed as a percentage of these commissions divided by earned premiums all net of reinsurance

[8]

Underwriting ratio: a measure of the underwriting performance and is expressed as a percentage of the losses and loss adjustment expenses plus the commissions that are paid to brokers and delegated underwriters that source the business on our behalf divided by earned premiums all net of reinsurance

[9]

General and administrative expense ratio: is a measure of the extent of the general and administrative expenses that are incurred to run the business and is expressed as a percentage of these expenses divided by earned premiums net of reinsurance. Overrider income earned on business ceded to third party reinsurers is credited to general and administrative expenses

[10]	Combined ratio: is a measure of our underwriting profitability and is expressed as the sum of the loss ratio, net acquisition cost ratio and the general and administrative expense ratio

b) The following table summarizes net earned premiums by major product grouping within each underwriting segment.

	For the year ended December 31,
	2021	2020	2019
Bespoke
Credit & Political Risk	$103.0	98.0	59.9
Bespoke Other	148.9	114.5	87.1

Total Bespoke	$251.9	212.5	147.0

Specialty
Aviation & Aerospace	$108.5	45.7	9.9
Energy	24.4	15.3	11.3
Marine	99.8	34.3	7.9
Property	13.8	11.0	1.4
Property D&F	278.9	62.8	—
Specialty Other	9.9	2.6	—

Total Specialty	$535.3	171.7	30.5

Reinsurance
Property Reinsurance	$330.8	311.6	125.0
Retrocession	27.3	28.4	19.7
Whole Account	8.9	4.4	1.8

Total Reinsurance	$367.0	344.4	146.5

c) The following table presents gross premiums written by the geographical location of the Group’s subsidiaries

	For the year ended December 31,
	2021	2020	2019
Bermuda	$1,147.5	662.4	449.3
United Kingdom	1,288.4	729.4	266.5
Republic of Ireland	351.8	184.7	95.5

Total	$2,787.7	1,576.5	811.3

F-24

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

The information presented above is after allocation of consolidation adjustments. Amounts relating to intergroup reinsurance are not included in the above table.

4.	Investments

As at December 31, 2021, the Group’s investments are managed by external investment managers through individual investment management agreements. The Group monitors activity and performance of the external managers on an ongoing basis.

a.	Fixed maturity securities

The following table summarizes the fair value of fixed maturity investments managed by external investment managers:

	As at December 31, 2021
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
Trading
Corporate bonds	$13.6	0.1	—	13.7
Residential mortgage backed securities	4.8	0.1	—	4.9
Other asset backed securities	8.3	—	—	8.3

Total fixed maturity securities, trading	$26.7	0.2	—	26.9

Available-for-sale
US. Treasuries	$732.8	2.5	(4.5)	730.8
Agencies	28.0	—	(0.1)	27.9
Non-U.S. government	140.3	0.6	(0.8)	140.1
Corporate bonds	1,276.7	2.8	(12.1)	1,267.4
Residential mortgage backed securities	56.3	0.2	(1.4)	55.1
Commercial mortgage backed securities	57.3	—	(0.8)	56.5
Other asset backed securities	214.1	0.2	(1.0)	213.3

Total fixed maturity securities, available-for-sale	$2,505.5	6.3	(20.7)	2,491.1

Total fixed maturity securities	$2,532.2	6.5	(20.7)	2,518.0

F-25

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

	As at December 31, 2020
	Amortized Cost	Unrealised gains	Unrealized losses	Fair value
Trading
US. Treasuries	$15.6	0.2	—	15.8
Corporate bonds	35.2	1.0	—	36.2
Residential mortgage backed securities	7.6	0.2	—	7.8
Other asset backed securities	24.2	—	—	24.2

Total fixed maturity securities, trading	$82.6	1.4	—	84.0

Available-for-sale
US. Treasuries	$398.4	8.2	—	406.6
Agencies	23.2	0.1	—	23.3
Non-U.S. government	98.0	2.0	—	100.0
Corporate bonds	828.4	12.5	(0.2)	840.7
Residential mortgage backed securities	65.1	0.7	(0.1)	65.7
Commercial mortgage backed securities	8.4	—	—	8.4
Other asset backed securities	93.3	0.4	(0.1)	93.6

Total fixed maturity securities, available-for-sale	$1,514.8	23.9	(0.4)	1,538.3

Total fixed maturity securities	$1,597.4	25.3	(0.4)	1,622.3

Review of the fixed maturity securities is performed on a regular basis to consider concentration, credit quality and compliance with established guidelines. For individual fixed income securities, nationally recognized statistical rating organizations (“NRSROs”) are used and the lower of two or middle of three ratings is taken. The composition of the fair values of fixed income securities by credit rating is as follows:

	2021		2020
Trading	Fair Value	%	Fair Value	%
AAA	$14.4	54%	49.0	58%
AA	1.6	6%	1.6	2%
A	8.4	31%	25.1	30%
BBB	2.5	9%	8.3	10%

Total fixed maturity securities, trading	$26.9	100%	84.0	100%

	2021		2020
Available-for-sale	Fair Value	%	Fair Value	%
AAA	$1,100.2	44%	642.7	42%
AA	184.3	7%	139.9	9%
A	858.9	35%	506.8	33%
BBB	346.7	14%	244.6	16%
BB	1.0	—%	4.3	—%

Total fixed maturity securities, available-for-sale	$2,491.1	100%	1,538.3	100%

F-26

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

The contractual maturities for fixed maturity securities are listed in the following table:

	2021		2020
Trading	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$20.2	20.3	20.9	21.2
Due after one year through five years	0.1	0.1	36.7	37.6
Due after five years through ten years	—	—	15.2	15.2
Due after ten years	6.4	6.5	9.8	10.0

Total fixed maturity securities, trading	$26.7	26.9	82.6	84.0

	2021		2020
Available-for-sale	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$191.3	192.0	263.3	265.4
Due after one year through five years	2,067.6	2,055.0	1,115.1	1,135.7
Due after five years through ten years	102.5	102.3	57.6	57.8
Due after ten years	144.1	141.8	78.8	79.4

Total fixed maturity securities, available-for-sale	$2,505.5	2,491.1	1,514.8	1,538.3

Expected maturities may differ from contractual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Additionally, lenders may have the right to put the securities back to the borrower.

The Company had no financial assets that were passed due as of the December 31, 2021 and 2020 respectively.

b.	Short-term investments

The following investments were included in short-term investments managed by external investment managers and are classified as available-for-sale:

	As at December 31, 2021
Available-for-sale	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$8.9	—	—	8.9
Corporate bonds	2.6		—	2.6

Total short-term investments	$11.5	—	—	11.5

	As at December 31, 2020
Available-for-sale	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
Corporate bonds	$15.3	—	(0.1)	15.2

Total short-term investments	$15.3	—	(0.1)	15.2

F-27

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

The composition of the fair values of short-term investments by credit rating is as follows:

	2021		2020
Available-for-sale	Fair Value	%	Fair Value	%
AAA	$8.9	77%	$—	—%
A	—	—%	14.0	92%
BBB	2.6	23%	1.2	8%

Total short-term fixed maturity securities, available-for-sale	$11.5	100%	$15.2	100%

c.	Available-for-sale—net loss position

The following table summarizes, by type of security, the aggregate fair value and gross unrealized loss by length of time the security has been in an unrealized loss position for the Group’s available-for-sale portfolio as at December 31, 2021:

	As at December 31, 2021
		0-12 months	> 12 months
	Fair value	Gross Unrealized Losses	Gross Unrealized Losses	Number of securities
Corporate bonds	$1,102.5	(11.9)	(0.2)	631
Residential mortgage backed securities	46.8	(1.4)	—	36
Commercial mortgage backed securities	54.1	(0.8)	—	26
Other asset backed securities	162.1	(1.0)	—	66
Agencies	26.9	(0.1)	—	12
U.S. Treasuries	566.5	(4.5)	—	50
Non-US Government	89.8	(0.8)	—	34

Total	$2,048.7	(20.5)	(0.2)	855

	As at December 31, 2020
		0-12 months	> 12 months
	Fair value	Gross Unrealized Losses	Gross Unrealized losses	Number of securities
Corporate bonds	$174.1	(0.2)	—	102
Residential mortgage backed securities	21.0	(0.1)	—	6
Commercial mortgage backed securities	4.3	—	—	3
Other asset backed securities	46.4	(0.1)	—	22

Total	$245.8	-0.4	0	133

The Group assesses each quarter whether the decline in the fair value of an available-for-sale investment below its amortized cost is the result of a credit loss. All available-for-sale securities with unrealized losses are reviewed. The Group considers many factors to determine whether a credit loss exists, including the extent to which fair value is below cost, the implied yield to maturity, rating downgrades of the security and whether or not the issuer has failed to make scheduled principal or interest payments. The Group also takes into consideration information about the financial condition of the issuer and industry factors that could negatively impact the capital markets.

F-28

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

If the decline in fair value of an available-for-sale security below its amortized cost is considered to be the result of a credit loss, the Group compares the estimated present value of the cash flows expected to be collected to the amortized cost of the security. The extent to which the estimated present value of the cash flows expected to be collected is less than the amortized cost of the security represents the current expected credit loss, which is recorded as an allowance and recognized in net income. The allowance is limited to the difference between the fair value and the amortized cost of the security as setout in the table below.

$millions	Book Value	Unrealized Gain	Unrealized Loss	Market Value	Loss allowance
Year ended 31 December 2021
Balance at beginning of period	$1,612.7	25.3	(0.5)	1,637.5	(0.4)
Change in period	931.0	(18.8)	(20.2)	892.0	(1.8)

Balance at end of period	$2,543.7	6.5	(20.7)	2,529.5	(2.2)

$millions	Book Value	Unrealized Gain	Unrealized Loss	Market Value	Loss allowance
Year ended 31 December 2020
Balance at beginning of period	$1,191.5	12.9	(0.7)	1,203.7	—
Change in period	421.2	12.4	0.2	433.8	(0.4)

Balance at end of period	$1,612.7	25.3	(0.5)	1,637.5	(0.4)

*

The Company adopted ASC 326, Financial Instruments—Credit Losses from January 1, 2020. The Company continued s to apply the previous guidance to 2019 and prior periods though there was no cumulative effect adjustment to opening retained earnings as of January 1, 2020

The accrued interest on the available-for-sale portfolio for which a credit loss provision has been established is not considered material to the consolidated financial statements in 2021 nor 2020 and has not been included in the analysis.

d.	Other investments, at fair value

As at December 31, 2021, Other investments consist of investments in a residual balance invested in a credit hedge fund managed by York Capital Management (“York”); Equity and commodity linked structured notes; and an opportunistic fixed income UCITS fund managed by Wellington Investment Management (“Wellington”) .

	2021		2020
Other investments	Fair Value	%	Fair Value	%
York Funds	$0.9	0%	$2.1	2%
Equity and Commodity structured notes	118.0	47%	113.0	98%
Wellington Funds	134.2	53%	—	—%

Total other investments at fair value	$253.1	100%	$115.1	100%

Redemptions in the credit hedge fund have been suspended while York liquidates the fund’s underlying assets. The fair value of the investment in the credit hedge fund at December 31, 2021 was $0.9 million (cost: $1.3 million) compared to the prior year of $2.1 million (cost: $3.6 million) at December 31, 2020. The Group has recorded its investment in the York Fund at reported net asset value. There are currently no outstanding commitments to the York Fund. During 2021, the Group received $1.3 million (2020: $1.4 million) of distributions from the York Fund.

F-29

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

During 2020, the Group invested in two tranches of a two-year, equity index linked structured note. The fair value of the structured notes as at December 31, 2021 was $118.0 million (cost: $100 million) compared to the prior year fair value of $113.0 million (cost: $100.0 million) at December 31, 2020.

During 2021, the Group invested in UCITS. The fair value of the investment in UCITS at December 31, 2021 was $49.1 million (cost: $50 million). During 2021, the Group also invested in five new structured notes, one equity markets linked structured note and four commodity linked structured notes. The fair value of the new equity and commodity linked structured notes as at December 31, 2021 was $85.2 million (cost: $75.2 million). The Group has recorded these investments at fair value using a market valuation approach.

e.	Net Investment Income and Net Realized Gains

The components of net investment return are as follows:

	2021	2020	2019
Net interest and dividend income	$24.0	28.1	33.1
Investment expenses	(3.4)	(1.9)	(1.6)

Net investment Income	$20.6	26.2	31.5
Net realised gains on fixed maturity securities, trading	0.9	0.1	(0.4)
Net realised gains on fixed maturity securities, available for sale	1.2	3.6	2.4
Net realised losses on other investments	(1.5)	(0.2)	2.2
Net realised gains on derivatives	1.0	2.3	8.6
Change in net unrealized (losses)/gains on fixed maturity securities, trading	(1.1)	1.0	5.2
Change in net unrealized gains on other investments	15.7	11.3	3.2
Change in net unrealized (losses)/gains on derivatives	(0.9)	0.2	(7.5)
Impairment losses	(1.8)	(0.4)	—

Net investment gains	$13.5	17.9	13.7

Net investment return	$34.1	44.1	45.2

5.	Fair Value Measurements

FASB ASC 820-10, Fair Value Measurements and Disclosures, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The standard requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value hierarchy

FASB ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Group’s market assumptions. The fair value hierarchy is as follows:

•

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets. The fair value is determined by multiplying the quoted price by the quantity held by the Group.

F-30

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

•

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices (e.g. interest rates, yield curves, prepayment spreads, default rate, etc.) for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability or can be corroborated by observable market data.

•

Level 3: Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement. Significant management assumptions can be used to establish management’s best estimate of the assumptions used by other market participants in determining the fair value of the asset or liability.

As required under the fair value hierarchy, the Group considers relevant and observable market inputs in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observable prices in those markets.

The Group’s policy with respect to transfer between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the end of the reporting period.

Determination of fair value

The following section describes the valuation methodologies used by the Group to measure assets and liabilities at fair value, including an indication of the level within the fair value hierarchy in which each asset or liability is generally classified.

Fixed maturity securities

The Group’s fixed maturity income securities portfolio is managed by external investment managers with oversight from the Group’s Chief Investment Officer, the Group’s Chief Financial Officer, and the Group’s Board of Directors. Fair values for all securities in the fixed income investments portfolio are independently provided by the investment administrator, investment custodians, and investment managers, each of which utilize internationally recognized independent pricing services. Refinitiv Limited (“Refinitiv”) is the main pricing service utilized to estimate the fair value measurements for the Group’s fixed income securities for asset backed fixed income securities, and corporate and government bonds.

For determining the fair value of securities that are not actively traded, in general, pricing services use “matrix pricing” in which the independent pricing service uses observable market inputs including, but not limited to, reported trades, benchmark yields, broker-dealer quotes, interest rates, prepayment spreads, default rates and such other inputs as are available from market sources to determine a reasonable fair value.

The following describes the techniques generally used to determine the fair value of the Group’s fixed maturity securities by asset class.

•

U.S. Treasuries are bonds issued by the U.S. government. The significant inputs used to determine the fair value of these securities are based on quoted prices in active markets for identical assets and are therefore classified within Level 1.

•

Agency securities consists of securities issued by U.S. and non-U.S. government sponsored agencies such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, government development banks and other agencies which are not mortgage pass-through. The fair values of these securities are classified as Level 2.

F-31

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

•

Non-U.S. government securities consist of bonds issued by non-U.S. governments and supranationals. The significant inputs used to determine the fair value of these securities include the spread above the risk-free yield curve, reported trades and broker-dealer quotes. These are considered to be observable market inputs and, therefore, the fair values of these securities are classified within Level 2.

•

Corporate bonds consist primarily of investment-grade debt of a wide variety of corporate issuers and industries. When available, significant inputs are used to determine the fair value of these securities and are based on quoted prices in active markets for similar assets. When not available, the fair values of these securities are determined using the spread above the risk-free yield curve, reported trades, broker-dealer quotes, benchmark yields, and industry and market indicators. The fair values of these securities are classified as Level 2.

•

Asset-backed securities consist of investment-grade bonds backed by pools of loans with a variety of underlying collateral. This includes commercial mortgage-backed securities, collateralized loan obligations and other assets-backed securities with underlying cash flows linked to automobile loans, credit cards and student loans. The significant inputs used to determine the fair value of these securities include the spread above the risk-free yield curve, reported trades, benchmark yields, broker-dealer quotes, prepayment spreads and default rates. These are considered observable market inputs and, therefore, the fair values of these securities are classified within Level 2.

•

Agency asset-backed securities consist of securities issued by mortgage pass-through agencies such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and other agencies. These are considered to be observable market inputs and, therefore, the fair values of these securities are classified within Level 2.

Short-term investments

The Group’s short-term investments consist of commercial paper and bonds with maturities of 90 days or greater but less than one year at the time of purchase. The significant inputs used to determine the fair value of these securities include the spread above the risk-free yield curve, reported trades and broker-dealer quotes. These are considered to be observable market inputs and, therefore, the fair values of these securities are classified within Level 1 and Level 2.

Derivative assets and liabilities

Exchange-traded derivatives, measured at fair value using quoted prices in active markets, where available are classified as Level 1 of the fair value hierarchy.

Derivatives without quoted prices in an active market and derivatives executed over the counter are valued using internal valuations techniques that consider the time value of money, volatility, the current market and contractual prices of underlying financial instruments. These derivative instruments are classified as either Level 2 or Level 3 depending upon the observability of the significant inputs to the model. The valuation techniques and key inputs depend on the type of derivative and the nature of the underlying instrument.

Other investments

The Group values its investment in the residual hedge fund at fair value, which is estimated based on the Group’s share of the net asset value (NAV) as provided by the investment manager of the underlying investment fund. The Group has elected to use the practical expedient method to record the fair value of the investment at net asset value and has therefore not assigned levels to these investments in the fair value hierarchy.

F-32

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

The Group measures the fair value of its structured notes investments using a market valuation approach which is based entirely on observable inputs. This approach is consistent with the Company’s valuation estimation to use fair value wherever possible. The structured notes are comprised of a package of ‘embedded derivatives’ (call and put options) which will determine the note’s redemption value at maturity, and a zero coupon bond (the ‘host contract’) which will mature at par. The Company has elected to account for the entire contract at fair value which is based upon a quoted price from J.P.Morgan Securities Ltd. This price is deemed to be an accurate indication of the fair market value of the structured notes for the following factors.

•	J.P.Morgan Securities Ltd.’s pricing methodology is used to make markets in similar products on an active basis

•	All inputs are observable

•	J.P.Morgans pricing is provided daily to Bloomberg to provide a an active price which is observable on a daily basis.

The fair value of UCITS is based on unadjusted quoted market prices in active markets, therefore, the fair value of this security is classified as Level 1.

The following table presents the financial instruments measured at fair value on a recurring basis as at December 31, 2021 and 2020:

	As at December 31, 2021
Assets	Level 1	Level 2	Level 3	Total
Cash equivalents	$154.8	—	—	154.8
Investment pending settlement	0.5	—	—	0.5

Fixed income securities
U.S. Treasuries	730.8	—	—	730.8
Agencies	—	27.9	—	27.9
Non-U.S.government	—	140.1	—	140.1
Corporate bonds	—	1,281.1	—	1,281.1
Residential mortgage backed securities	—	60.0	—	60.0
Commercial mortgage backed securities		56.5	—	56.5
Other asset backed securities	—	221.6	—	221.6

Total fixed income securities	$730.8	1,787.2	—	2,518.0
Short-term investments
Corporate bonds	—	2.6	—	2.6
U.S. Treasuries	8.9	—	—	8.9

Total short-term investments	$8.9	2.6	—	11.5
Other investments*	49.1	203.1	—	252.2
Derivative assets	0.1	0.9	—	1.0

Total Assets	$944.2	1,993.8	—	2,938.0

*	excludes investments in the York Funds

F-33

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

	As at December 31, 2021
Liabilities	Level 1	Level 2	Level 3	Total
Derivative liabilities	$(0.8)	—	—	(0.8)
Investments pending settlement	—	—	—	—

Total Liabilities	$(0.8)	—	—	(0.8)

There were no transfers into or out of Level 1 and Level 2 during 2021.

	As at December 31, 2020
Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$846.7	—	—	846.7
Investment pending settlement	0.5	—	—	0.5
Fixed income securities
U.S. Treasuries	422.4	—	—	422.4
Agencies	—	23.3	—	23.3
Non-U.S.government	—	100.0	—	100.0
Corporate bonds	—	876.9	—	876.9
Residential mortgage backed securities	—	73.5	—	73.5
Commercial mortgage backed securities	—	8.4	—	8.4
Other asset backed securities	—	117.8	—	117.8

Total fixed income securities	$422.4	1,199.9	—	1,622.3

Short-term investments
Corporate bonds	$—	15.2	—	15.2

Total short-term investments	$—	15.2	—	15.2

Other investments*	$—	113.0	—	113.0
Derivative assets	0.2	—	—	0.2

Total Assets	$1,269.8	1,328.1	—	2,597.9

*	excludes investments in the York Funds

	As at December 31, 2020
Liabilities	Level 1	Level 2	Level 3	Total
Derivative liabilities	$—	(5.4)	—	(5.4)
Investments pending settlement	(21.9)	—	—	(21.9)

Total Liabilities	$(21.9)	(5.4)	—	(27.3)

There were no transfers into or out of Level 1 and Level 2 during 2020.

6.	Investments Pending Settlement

The Group has receivables and payables from financials instruments sold and purchased from prime brokers and external managers which arise in the ordinary course of business. The Group is exposed to risk of loss from the inability of brokers to pay for purchases or to deliver the financial instruments pending transfer, in which case the

F-34

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

Group would have to sell or purchase the financial instruments at prevailing market prices. Credit risk is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transaction and replaces the prime broker. As of December 31, 2021, the Group recognized a receivable of $0.5 million (2020: $0.5 million) and a payable of $nil (2020: $21.9 million) for trades pending settlement.

7.	Cash and Cash Equivalents

	2021	2020
Cash at bank	$258.8	350.9
Cash held with brokers/custodians	62.4	40.9
Cash held in money market funds	154.8	846.7

Total cash and cash equivalents	$476.0	1,238.5

8.	Restricted Cash and Cash Equivalents

The Group is required to maintain certain levels of cash in segregated accounts with prime brokers and derivative counterparties. The amount of restricted cash held by derivative counterparties is cash collateral to support the current value of any amounts that may be due to the counterparty based on the value of the underlying financial instrument.

The Group also has cash in trust funds which support the insurance business written on certain lines of business with reinsurers and insurers.

The Group is also required to hold cash as collateral for credit card limits which support general business activities.

The following table presents the restricted cash and cash equivalents as at December 31, 2021 and 2020:

	2021	2020
Restricted cash	$2.0	12.3
Letters of Credit collateral	27.9	210.5
Cash in trust funds	120.9	48.4
Credit card collateral	0.1	0.1

Total restricted cash and cash equivalents	$150.9	271.3

9.	Pledged Investments

The Group has investments in segregated portfolios primarily to provide collateral for Letters of Credit, which support its (re)insurance business.

At December 31, 2021, $11.4 million (2020: $37.3 million) of trading fixed maturity securities and $806.2 million (2020: $541.6 million) of available-for-sale fixed income securities were on deposit with a custodian in respect of the Group’s letter of credit facilities and trust accounts.

F-35

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

10.	Derivative assets and liabilities

The Group enters into derivative instruments such as futures and forward contracts primarily for duration, interest rate and foreign currency exposure management. From time to time the Group also enters into insurance linked securities to manage its exposure to catastrophe risk. The Group’s derivative instruments are generally traded under International Swaps and Derivatives Association master agreements, which establish the terms of the transactions entered into with the Group’s derivative counterparties. In the event one party becomes insolvent or otherwise defaults on its obligations, a master agreement generally permits the non-defaulting party to accelerate and terminate all outstanding transactions and net the transactions’ marked-to-market values so that a single sum in a single currency will be owed by, or owed to, the non-defaulting party. Effectively, this contractual close-out netting reduces credit exposure from gross to net exposure.

The following tables identify the listing currency, fair value and notional amounts of derivative instruments included in the Consolidated Balance Sheets, categorized by primary underlying risk. Balances are presented on a gross basis:

	As at December 31, 2021
	Listing currency(1)	Notional amount of underlying instruments(2)	Fair Value of net assets on derivatives
Derivative assets by primary underlying risk
Interest rate contracts
Futures	USD	$1.3	0.1
Foreign exchange contracts
Forwards(3)	AUD/CAD/EUR/ GBP/JPY	3.5	0.9

Total derivatives assets		$4.8	1.0

	As at December 31, 2021
	Listing currency(1)	Notional amount of underlying instruments(2)	Fair Value of net liabilities on derivatives
Derivative liabilities by primary underlying risk
Interest rate contracts
Futures	USD	$206.5	(0.7)
Foreign exchange contracts
Forwards(3)	AUD/CAD/EUR/GBP/JPY	(7.0)	(0.1)

Total derivatives liabilities		$199.5	(0.8)

(1)	AUD = Australian Dollar, CAD = Canadian Dollar, EUR = Euro, GBR = British pound, JPY = Japanese Yen and USD = US Dollar.
(2)	The absolute notional exposure represents the Group’s derivative activity as of December 31, 2021, which is representative of the volume of derivatives held during the period.
(3)	Contracts used to manage foreign currency risks in underwriting and non-investment operations.

F-36

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

	As at December 31, 2020
	Listing currency(1)	Notional amount of underlying instruments(2)	Fair Value of net assets on derivatives
Derivative assets by primary underlying risk
Interest rate contracts
Futures	USD	$162.0	0.2

Total derivatives assets		$162.0	0.2

	As at December 31, 2020
	Listing currency(1)	Notional amount of underlying instruments(2)	Fair Value of net assets on liabilities
Derivative liabilities by primary underlying risk
Interest rate contracts
Futures	USD	$6.0	—
Foreign exchange contracts
Forwards(3)	AUD/CAD/EUR/GBP/JPY	79.4	(5.4)

Total derivatives liabilities		$85.4	(5.4)

(1)	AUD = Australian Dollar, CAD = Canadian Dollar, EUR = Euro, GBR = British pound, JPY = Japanese Yen and USD = US Dollar.
(2)	The absolute notional exposure represents the Group’s derivative activity as of December 31, 2020, which is representative of the volume of derivatives held during the period.
(3)	Contracts used to manage foreign currency risks in underwriting and non-investment operations.

The following table presents derivative instruments by major risk type, the Group’s net realized gains/(losses) and change in net unrealized gains/(losses) relating to derivative trading activities for the years ended December 31, 2021 and 2020. Net realized gains/(losses) and net unrealized gains/(losses) related to derivatives are included in net investment gains and net foreign exchange gains and losses in the Consolidated Income Statements.

	2021		2020
Derivatives	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)
Interest rate contracts
Futures(1)	1.0	(0.9)	2.3	0.2

Total interest rate contracts	1.0	(0.9)	2.3	0.2
Foreign exchange contracts
Forwards(2)	(2.9)	6.3	(1.5)	(4.8)

Total foreign exchange contracts	(2.9)	6.3	(1.5)	(4.8)

Total	(1.9)	5.4	0.8	(4.6)

1.	Contracts used to manage interest rate risks in investments operations.
2.	Contracts used to manage foreign currency risks in underwriting and non-investment operations.

F-37

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

The Group obtains/provides collateral from/to counterparties for over the counter (“OTC”) derivative financial instruments in accordance with bilateral credit facilities.

The Group does not offset its derivative instruments and presents all amounts in the Consolidated Balance Sheets on a gross basis. The Group has pledged cash collateral to counterparties to support the current value of amounts due to the counterparties based on the value of the underlying security.

11.	Reserves for Losses and loss adjustment expenses

The reserves for losses and loss adjustment expenses include an amount determined from reported claims and estimates based on historical loss experience and industry statistics for losses incurred but not reported using a variety of actuarial methods.

The unpaid reported reserves for losses and loss adjustment expenses are established by management based on reports from brokers, ceding companies and insureds and represents the estimated ultimate cost of events or conditions that have been reported to, or specifically identified by the Group.

The reserves for IBNR losses and loss adjustment expenses are established by management based on actuarially determined estimates of ultimate losses and loss adjustment expenses. Inherent in the estimate of ultimate losses and loss adjustment expenses are expected trends in claim severity and frequency and other factors which may vary significantly as claims are settled. Accordingly, ultimate losses and loss adjustment expenses may differ materially from the amounts recorded in the consolidated financial statements.

These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, will be recorded in losses and loss adjustment expenses in the period in which they become known. IBNR reserves are calculated on a best estimate basis and are estimated by management using various actuarial methods as well as the Company’s own growing loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgement. Due to the limited historical data available, reliance is placed upon industry data and a review of individual policies. Estimates are calculated at the lowest level line of business, separately for gross and ceded, and for attritional, extreme and catastrophic claims.

The reserve estimates contain an inherent level of uncertainty and actual results may vary, potentially significantly, from the estimates the Company has made. Reserves are reviewed on a quarterly basis and estimates are adjusted to reflect emerging claims experience.

The Group estimates reserves for unallocated claims adjustment expenses (“ULAE”) based on a percentage of loss reserves as determined by management however this may be overridden in exceptional circumstances where this approach is not deemed appropriate. There were no material changes made to the Group’s methodology for calculating reserves for unallocated claims adjustment expenses for the year ended December 31, 2021.

F-38

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

The following table presents a reconciliation of unpaid losses and loss adjustment expenses for the years ended December 31, 2021 and 2020.

	2021	2020	2019
Gross unpaid losses and loss adjustment expenses, beginning of year	$818.0	730.7	646.6
Reinsurance recoverable on unpaid losses	(382.6)	(442.7)	(456.7)

Net unpaid losses and loss adjustment expenses, beginning of year	435.4	288.0	189.9

Net losses and loss adjustment expenses incurred in respect of losses occurring in:
Current year	706.4	362.9	140.2
Prior years	(9.6)	(38.4)	(10.1)

Total incurred	696.8	324.5	130.1

Net losses and loss adjustment expenses paid in respect of losses occurring in:
Current year	(216.7)	(80.6)	(11.0)
Prior years	(311.9)	(104.5)	(22.5)

Total Paid	(528.6)	(185.1)	(33.5)

Foreign exchange	(12.8)	8.0	1.5

Net unpaid losses and loss adjustment expenses, end of year	590.8	435.4	288.0
Reinsurance recoverable on unpaid losses	795.7	382.6	442.7

Gross unpaid losses and loss adjustment expenses, end of year	$1,386.5	818.0	730.7

As a result of the changes in estimates of insured events in prior years, the 2021 reserves for losses and loss adjustment expenses net of reinsurance recoveries decreased by $9.6 million (2020: $38.4 million, 2019: $10.1 million).

Reserve releases in the Bespoke and Specialty segments in 2021 have resulted from better than expected loss experience in the Bespoke and Specialty segments. Reserves for the Reinsurance segment were strengthened in 2021 due to deterioration on Hurricane Laura and the Mid-West Derecho in the Reinsurance pillar.

Reserve releases in 2020 have resulted from changes in reserving estimates following better than expected loss experience across the Bespoke, Specialty and Reinsurance segments.

Reserve releases in 2019 in the Bespoke segment were driven by better than expected loss experience. Reserves were strengthened in the Reinsurance due to adverse development on Typhoon Jebi and Typhoon Faxai.

1.	Incurred and paid loss development tables by accident year

The Company’s loss reserve analysis is based primarily on underwriting year data. The preparation of the below accident year development tables required an allocation of underwriting year data to the corresponding accident year.

Allocations are performed using accident year loss payment and reporting patterns, which are derived from company specific loss data. Ultimate reserves are allocated based on reserve movement splits between prior and current year and reflects the movement in earned premium by underwriting year. The Company considers its allocations to be reasonable, based on the principal of materiality.

F-39

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

The following tables present the Group’s total loss and loss adjustment expenses incurred, net of reinsurance and paid losses and loss adjustment expenses by accident year, net of reinsurance. The information has been provided separately for each of bespoke, specialty and reinsurance lines in line with how the Group manages the business. No data has been omitted in providing this information on a segment basis.

The reporting of cumulative claims frequency has been measured by counting the number of unique, individual claims where a claims reference has been established. For certain policies, claims are managed by MGAs and these have been included based upon information provided by the MGA and allocated to the year of loss based upon the best available information.

Incurred losses and loss adjustment expenses—net of reinsurance

Bespoke

For the years ended December 31, 2021								As of December 31, 2021
								Total of IBNR plus expected development on reported losses[1]	Cumulative number of reported losses
Accident year	2015	2016	2017	2018	2019	2020	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2015	0.4	0.4	0.2	0.1	0.1	0.1	0.1	0.1	—
2016		9.3	5.8	5.1	8.0	9.5	2.4	0.2	23
2017			18.5	12.2	10.2	9.6	9.2	1.8	49
2018				35.4	21.7	14.3	19.9	4.7	85
2019					39.9	26.4	34.5	14.4	734
2020						90.0	62.6	(169.5)	2,170
2021							93.7	72.5	1,455

Total							222.4	(75.8)

F-40

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

Cumulative paid losses and loss adjustments expenses, net of reinsurance

For the years ended December 31, 2021
Accident year	2015	2016	2017	2018	2019	2020	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2015	—	—	—	—	—	—	—
2016		—	1.3	2.6	2.8	2.6	2.2
2017			1.7	2.0	3.5	4.8	6.1
2018				0.3	2.5	3.0	12.6
2019					1.9	6.5	12.4
2020						18.7	185.5
2021							12.5

	—	—	3.0	4.9	10.7	35.6	231.3

Reserve FX							1.2
ULAE							0.1

Liabilities for losses and loss adjustment expenses, net of reinsurance							(7.6)

(1)

The total of IBNR plus expected development on reported losses for the 2020 accident year in the Bespoke segment includes amounts for salvage totaling $201.8m for which the Group has paid gross losses to the insured and expects to recover amounts paid via the sale of the repossessed property.

Specialty

For the years ended December 31, 2021								As of December 31, 2021
								Total of IBNR plus expected development on reported losses	Cumulative number of reported losses
Accident year	2015	2016	2017	2018	2019	2020	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2015	2.2	1.0	0.2	—	—	—	—	—	1
2016		10.2	4.6	3.5	3.3	2.1	2.2	0.3	33
2017			8.8	5.7	2.3	2.1	1.1	0.3	45
2018				10.2	13.8	11.6	13.0	0.6	75
2019					28.8	23.8	26.1	(2.6)	411
2020						72.9	52.1	11.7	1,761
2021							222.4	92.1	2,310

Total							316.9	102.4

F-41

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

Cumulative paid losses and loss adjustments expenses, net of reinsurance

For the years ended December 31, 2021
Accident year	2015	2016	2017	2018	2019	2020	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2015	—	—	—	—	—	—	—
2016		—	0.1	1.7	1.8	1.9	2.1
2017			—	0.4	0.6	1.5	2.2
2018				—	3.1	10.0	11.3
2019					5.2	17.1	16.0
2020						7.2	32.0
2021							36.7

							100.3

Reserve FX							(0.6)
ULAE							3.4

Liabilities for losses and loss adjustment expenses, net of reinsurance							219.4

Reinsurance

For the years ended December 31, 2021								As of December 31, 2021
								Total of IBNR plus expected development on reported losses	Cumulative number of reported losses
Accident year	2015	2016	2017	2018	2019	2020	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2015	9.0	7.3	6.4	4.3	4.2	4.2	4.2	1.4	2
2016		74.0	60.8	52.8	49.9	46.7	42.9	20.1	110
2017			86.8	59.0	56.2	59.9	64.6	10.8	502
2018				95.4	103.9	101.0	100.6	12.2	553
2019					71.5	64.1	62.9	5.0	357
2020						198.2	228.5	45.2	643
2021							384.5	132.4	519

Total							888.2	227.1

F-42

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

Cumulative paid losses and loss adjustments expenses, net of reinsurance

For the years ended December 31, 2021
Accident year	2015	2016	2017	2018	2019	2020	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2015	—	0.5	2.7	2.8	2.8	2.7	2.8
2016		2.4	11.9	20.0	21.4	21.4	22.6
2017			26.5	45.2	47.5	51.4	53.7
2018				25.1	37.4	66.1	74.4
2019					3.0	49.0	51.7
2020						54.7	142.9
2021							167.5

							515.6

Reserve FX							(4.0)
ULAE							10.4

Liabilities for losses and loss adjustment expenses, net of reinsurance							379.0

b.	Reconciliation of loss development information to the reserves for losses and loss adjustment expenses

The table below reconciles the loss development information to the Group’s reserves for losses and loss adjustment expenses as at December 31, 2021 and 2020:

	2021	2020
Reserves for losses and loss adjustment expenses, net of reinsurance
Bespoke	$(7.7)	118.4
Specialty	216.0	75.3
Reinsurance	368.6	233.6

Total reserves for losses and loss adjustment expenses, net of reinsurance	576.9	427.3

Reinsurance recoverable on unpaid losses
Bespoke	12.6	11.3
Specialty	111.9	67.3
Reinsurance	671.2	304.0

Total reserves for losses and loss adjustment expenses, net of reinsurance	795.7	382.6

Unallocated loss adjustment expenses	13.9	8.1

Total gross liability for unpaid losses and loss adjustment expenses	$1,386.5	818.0

c.	Historical loss duration

The following table presents the Group’s historical average annual percentage payout of losses and loss adjustment expenses incurred, net of reinsurance by age as of December 31, 2021.

F-43

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

The Group was incorporated on August 22, 2014 and commenced underwriting in 2015. As a result, the Group has limited historical data and is unable to present a full cycle of loss payments.

December 31, 2021 (Unaudited)
Years	1	2	3	4	5	6	7
Bespoke	16%	53%	14%	35%	9%	(16%)	—%
Specialty	15%	43%	18%	14%	24%	9%	—%
Reinsurance	31%	35%	16%	6%	2%	2%	2%

12.	Reinsurance and retrocession

The Group uses reinsurance and retrocessional reinsurance from time to time to manage its net retention on individual risks as well as overall exposure to losses while providing it with the ability to offer policies with sufficient limits to meet policyholder needs. In a reinsurance transaction, an insurance company transfers, or cedes, all or part of its exposure in return for a portion of the premium. In a retrocessional reinsurance transaction, a reinsurance company transfers, or cedes, all or part of its exposure in return for a portion of the premium. The ceding of insurance does not legally discharge the Group from its primary liability for the full amount of the policies, and the Group will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance or retrocessional agreement.

The following tables summarize the effect of reinsurance and retrocessional reinsurance on premiums written and earned and on net loss and loss expenses for the years ended December 31, 2021, 2020 and 2019:

	2021
	Premiums	Premiums earned	Losses and loss adjustment expenses
Direct	$1,498.7	851.7	338.6
Assumed	1,289.0	1,227.8	1,140.5
Ceded	(1,186.6)	(925.3)	(782.3)

Net	$1,601.1	1,154.2	696.8

	2020
	Premiums	Premiums earned	Losses and loss adjustment expenses
Direct	$721.5	372.8	106.4
Assumed	855.0	752.7	385.0
Ceded	(670.9)	(396.9)	(166.9)

Net	$905.6	728.6	324.5

F-44

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

	2019
	Premiums	Premiums earned	Losses and loss adjustment expenses
Direct	$329.7	160.1	46.7
Assumed	481.6	386.8	286.5
Ceded	(316.6)	(222.9)	(203.1)

Net	$494.7	324.0	130.1

The Company is exposed to the credit risk of the reinsurer, or the risk that one of its reinsurers becomes insolvent or otherwise unable or unwilling to pay policyholder claims. This credit risk is generally mitigated by either selecting well capitalized, highly rated authorized capacity providers or requiring that the capacity provider post substantial collateral to secure the reinsured risks, which, in some instances, exceeds the related reinsurance recoverable. . Allowances are established for amounts deemed uncollectible.

The Group evaluates the financial condition of its reinsurers on a regular basis and monitors concentrations of credit risk with reinsurers. As at December 31, 2021, the reinsurance balance recoverable on unpaid losses and loss adjustment expenses was $795.7 million (2020: $382.6 million) and the reinsurance balance recoverable on paid losses was $256.6 million (2020: $105.7 million). All reinsurance premiums ceded and reinsurance recoverables are either fully collateralized or placed with reinsurers that are rated A- or greater by A.M. Best or S&P, other than two reinsurers which are rated B++. Where an insurer does not have a credit rating, the Group has received collateral, including letters of credit and trust accounts. Collateral related to these reinsurance agreements is available, without restriction, when the Company pays losses covered by the reinsurance agreements.

At December 31, 2021 the three largest balances by reinsurer accounted for 17.4%, 6.8% and 6.3% (2020: 10.9%, 8.0%, 8.0%) of the total balance recoverable from reinsurers on paid and unpaid losses.

Although the Company has not experienced any credit losses to date, an inability of its reinsurers or retrocessionaires to meet their obligations to it over the relevant exposure periods for any reason could have a material adverse effect on its financial condition and results of operations.

The following table provides a roll forward of the allowance for expected credit losses of the Company’s reinsurance recoverables due from third parties on unpaid claims.

$ millions	Year ended 31 December 2021
	Gross reinsurance recoverable on unpaid claims	Allowance for Expected Credit Losses
Balance at the beginning of period	$382.6	0.4
Change during the year	413.1	0.1
Balance at the end of period	$795.7	0.5

F-45

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

$ millions	Year ended 31 December 2020
	Gross reinsurance recoverable on unpaid claims	Allowance for Expected Credit Losses
Balance at the beginning of period	$442.7	—
Change during the year	(60.1)	0.4
Balance at the end of period	$382.6	0.5

*

The Company adopted ASC 326, Financial Instruments—Credit Losses from January 1, 2020. The Company continued s to apply the previous guidance to 2019 and prior periods though there was no cumulative effect adjustment to opening retained earnings as of January 1, 2020

The following table provides a roll forward of the allowance for expected credit losses of the Company’s reinsurance recoverables due from third parties on paid claims.

$ millions	Year ended 31 December 2021
	Gross reinsurance recoverable on paid claims	Allowance for Expected Credit Losses
Balance at the beginning of period	$105.7	0.3
Change during the year	151.0	(0.3)
Balance at the end of period	$256.7	—

$ millions	Year ended 31 December 2020
	Gross reinsurance recoverable on paid claims	Allowance for Expected Credit Losses
Balance at the beginning of period	$129.3	—
Change during the year	(23.6)	0.3
Balance at the end of period	$105.7	0.3

*

The Company adopted ASC 326, Financial Instruments—Credit Losses from January 1, 2020. The Company continues to apply the previous guidance to 2019 and prior periods though there was no cumulative effect adjustment to opening retained earnings as of January 1, 2020.

Intercompany Retrocessional Reinsurance Arrangements

The Group has entered into various internal quota share retrocession agreements between its insurance carriers through which FUL and FIID cedes some of its business to FIBL each year on a risk attaching basis.

13.	Long Term Debt

On June 18, 2020, the Group issued $300.0 million and on July 2, 2020 the Group issued a further $30.0 million of its 4.875% Senior Notes due June 30, 2030, with interest payable on June 30 and December 30 of each year, commencing on December 30, 2020. The notes are redeemable at the applicable redemption price, subject to the terms described in the indenture for the notes. However, the notes may not be redeemed prior to December 31, 2023 without approval from the Bermuda Monetary Authority (the “BMA”) and may not be redeemed at any time prior to their maturity if enhanced capital requirements, as established by the BMA, would be breached immediately before or after giving effect to the redemption of such notes, unless, in each case, the Company replaces the capital represented by the notes to be redeemed with capital having equal or better capital treatment as the notes under applicable BMA rules. The Senior Notes contain covenants, including limitations on liens on

F-46

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.

On October 16, 2020, the Group issued $105.0 million, and on October 20, 2020, the Group issued a further $20.0 million of its 6.625% Fixed-Rate Reset Junior Subordinated Notes due April 1, 2041 with interest payable on April 1 and October 1 of each year, commencing on April 1, 2021. The interest rate is reset on April 1, 2026 at the US five-year treasury rate on the reset interest determination date plus a 6.323%, and every five years thereafter. The Junior notes are redeemable at par value for six months after each interest rate reset date. The Junior Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.

The following table sets forth the principal amount of the debt issued as well as the unamortized discount and debt issuance costs as at December 31, 2021 and 2020:

	2021		2020
	Principal	Unamortized discount and debt issuance costs	Principal	Unamortized discount and debt issuance costs
4.875% Senior notes due 2030	330.0	(6.2)	330.0	(6.8)
6.625% Fixed Rate Reset Junior Subordinated notes due 2041	125.0	(1.9)	125.0	(2.2)

Total	455.0	(8.1)	455.0	(9.0)

Preferred Securities

In 2015, the Group issued 30,400 cumulative 9% preference securities with a redemption price equal to $10,000 per share, plus all declared and unpaid dividends. Holders of preferred securities are entitled to receive dividend payments only when, and if, declared by the Group’s Board of Directors. To the extent declared, these dividends will accumulate, with respect to each dividend period, in the amount per share equal to 9% of the $10,000 liquidation preference per annum. Currently the holders of all preferred securities do not have any voting rights.

During the year, the Group paid quarterly preferred dividends totaling $5.3 million (2020: $14.4 million) to holders of the Group’s Preferred securities. At December 31, 2021, dividends payable of $0.2 million (2020: $0.2 million) are included in other liabilities. No other outstanding amounts are payable to holders of the Preferred Securities.

During 2020, the Group repurchased 18,388 Preferred Securities for a total of $209.1 million. No Preferred Securities were repurchased in 2021.

	2021	2020
Preferred securities, par value $0.01
Authorised (thousands)	1,000.0	1,000.0

Issued and outstanding:
9% cumulative preference shares (thousands)	5.8	5.8

F-47

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

14.	Variable Interest Entities

At times, the Group has utilized VIEs both indirectly and directly in the ordinary course of the Group’s business.

During 2017, the Group, along with another investor, formed Pine Walk to provide administrative support to managing general agents. Pine Walk is deemed to be a variable interest entity as the equity is insufficient to finance operations and additional subordinated support in the form of a loan of $1.2 million has been provided. Fidelis holds a majority interest in Pine Walk and has a majority of the board of director seats. Accordingly, the financial statements of Pine Walk have been included in the consolidated financial statements of the Group. Refer to note 14 for a summary of the non-controlling interests held in Pine Walk and other subsidiaries.

During 2017, Pine Walk, along with another investor, formed Firestone Surety Limited, which was renamed Oakside Surety Limited during 2018 (“Oakside”), a managing general agent that writes (re)insurance on FUL and FIID’s balance sheets, focusing on surety bonds predominantly in the United Kingdom. Oakside is deemed to be a variable interest entity as the equity is insufficient to finance operations and additional subordinated support in the form of a loan of $0.3 million has been provided. Fidelis holds a minority interest in Oakside through Pine Walk however, due to a de facto agent relationship the Group is considered to be the primary beneficiary, the financial statements of Oakside have been included in the consolidated financial statements of the Group.

Effective May 2018, Socium Re Limited (“Socium”) a Bermuda domiciled special purpose insurer was formed to provide additional collateralized capacity to support the Group’s business through retrocession agreements which are collateralized and funded by Socium. Socium meets the definition of a VIE as it does not have sufficient equity capital to fund its own activities. The Group concluded that it is not the primary beneficiary of the segregated account of Socium and therefore the Group does not consolidate Socium and rather, records its investment at reported net asset value within other assets in the Consolidated Balance Sheets. As at December 31, 2021 the carrying value of the Group’s investment in Socium is $0.8m (2020: $0.7million), which is the maximum loss exposure to the Group

During 2019, Pine Walk, along with another investor, formed Perigon Product Recall Limited (“Perigon”), a managing general agent that writes on FUL and FIID’s balance sheets focusing on product recall and product contamination. Perigon is deemed to be a variable interest entity as the equity is insufficient to finance operations and additional subordinated support in the form of a loan of $0.6 million has been provided. Due to a de facto agent relationship with Perigon, Fidelis is considered to be the primary beneficiary and as such the financial statements of Perigon have been included in the consolidated financial statements of the Group.

During 2020, Pine Walk formed Pine Walk Europe S.R.L. (“PWE”), a managing general agent that writes EEA business on behalf of Kersey , Oakside, Perigon and Navium . Through Pine Walk, Fidelis has a majority interest in PWE and can appoint the Directors. PWE meets the definition of a VIE as the companies that it writes business on behalf of have a right to profits from the entity but have no voting rights. As Fidelis either controls or is the primary beneficiary of the entities that have an interest in PWE, Fidelis is deemed to be the primary beneficiary of PWE and as such the financial statements of PWE have been included in the consolidated financial statements of the Group.

During 2021, Pine Walk, along with another investor, formed Navium Marine Limited (“Navium”), a managing general agent that writes on FIID and FUL’s balance sheets focusing on Marine insurance. Navium is deemed to be a variable interest entity as the equity is insufficient to finance operations and additional subordinated support

F-48

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

in the form of a loan of $1.3 million has been provided. Due to a de facto agent relationship with Navium, Fidelis is considered to be the primary beneficiary and as such the financial statements of Navium have been included in the consolidated financial statements of the Group.

During 2021, Pine Walk, along with another investor, formed OPEnergy Limited (“OPEnergy”), a managing general agent that writes on FUL’s balance sheet focusing on Energy Liability insurance. OPEnergy is deemed to be a variable interest entity as the equity is insufficient to finance operations and additional subordinated support in the form of a loan of $0.7 million has been provided. Due to a de facto agent relationship with OPEnergy, the Group is considered to be the primary beneficiary and as such the financial statements of OPEnergy have been included in the consolidated financial statements of the Group.

15.	Non-controlling Interests

A summary of the Group’s non-controlling interests, and the impact upon its Consolidated Balance Sheets & Consolidated Income Statements is summarized below:

	Non-Controlling Interest (%)		Balance Sheet ($ million)		Income Statement ($ million)
	2021	2020	2021	2020	2021	2020	2019
Pine Walk Capital Limited	13%	13%	$0.5	(0.5)	$1.1	0.1	0.2
Radius Specialty Limited	31%	43%	1.3	(2.0)	4.8	(0.6)	0.2
Oakside Surety Limited	65%	65%	0.5	(0.1)	0.8	0.2	0.2
Kersey Specialty Limited	35%	35%	0.9	—	1.3	—	0.5
Perigon Product Recall Limited	35%	35%	0.3	—	0.3	0.1	(0.1)
Aware Specialty Limited	—%	—%	—	—	—	—	0.3
Pine Walk Europe S.R.L.	13%	13%	—	—	—	—	—
Navium Marine Limited	39%	—%	1.7	—	1.7	—	—
OPEnergy Limited	35%	—%	—	—	—	—	—
Omega National Title Agency Ventures LLC	—%	50%	—	2.6	—	0.3	0.1

Total non-controlling interest			$5.2	—	$10.0	0.1	1.4

During 2021, the Group sold its’ interest in Omega National Title Agency Ventures, LLC for $2.0 million. A loss on disposal of $0.2 million was recognized.

During 2021, the Group purchased additional shares in Radius Specialty Limited.

16.	Commitments and Contingencies

a.	Lease commitments

The Group’s leases primarily consists of operating leases for its offices in the U.K., the Republic of Ireland and Bermuda. During 2021, the Group entered into new leases in the UK and the Republic of Ireland, and extended its lease in Bermuda.

Total expected lease payments are based on the lease payments specified in the contract and the stated term, including any options to extend or terminate.

F-49

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

The Company’s operating leases have remaining lease terms of up to 12 years, some of which include options to extend the lease term. The Company considers these options when determining the lease term and measuring its lease liability and right-of-use asset. In addition, the Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Short-term operating leases with an initial term of twelve months or less were excluded on the Company’s consolidated balance sheet and represent an inconsequential amount of operating lease expense. These were entered into for the use of various office fixtures such as photocopiers and other IT equipment.

As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments.

The following table presents the Group’s operating lease assets and liabilities in $ millions

	2021	2020
Operating leases right-of-use assets	$29.9	9.8
Operating lease liabilities	31.4	10.5
Operating lease weighted-average remaining lease term	9.6	6.4
Operating lease weight-average discount rate	7.7%	8.8%

The following table presents the Group’s operating lease expenses and cash flows

	2021	2020	2019
Operating lease costs	$2.7	1.7	2.0
Variable lease costs	—	—	—

Total lease expense	2.7	1.7	2.0

Operating cash outflows from operating leases	$1.8	2.2	2.1

The following table presents the scheduled present value maturity profile of the Group’s operating lease liabilities as at December 31, 2021:

Years Ended December 31,
2022	$2.1
2023	2.6
2024	4.9
2025	4.2
2026	4.1
Later years	19.7
Less present value discount	(6.2)

Total	$31.4

F-50

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

The following table presents the scheduled present value maturity profile of the Group’s operating lease liabilities as at December 31, 2020:

Years Ended December 31,
2021	$2.0
2022	2.0
2023	2.0
2024	2.0
2025	1.6
Later years	2.6
Less present value discount	(1.7)

Total	$10.5

a.	Letter of credit facilities

As at December 31, 2021, the Group had the following letter of credit facilities:

•

A Standby Letter of Credit Facility Agreement with Lloyds Bank plc (“Lloyds”), under which Lloyds committed to make available to the Group a letter of credit facility in the amount of $175.0 million, was renewed on September 21, 2021 for a 24 month term. The renewal was amended to reduce the unsecured tranche to $25.0 million and retain the secured tranche of $150.0 million. An additional secured accordion (a feature which allows a company to increase its line of available credit) of $25.0 million was entered into on December 16, 2021. Letters of credit can be issued under the facility for the purposes of: 1) the provision of Funds at Lloyd’s; and 2) supporting insurance and reinsurance obligations. As of December 31, 2021, there were letters of credit outstanding under this facility totaling $162.7 million (2020: $122.4 million), secured by collateral in the amount of $157.3 million (2020: $96.2 million).

•

A Master Agreement for the Issuance of Payment Instruments with Citibank NA London Branch (“Citibank”), under which Citibank committed to make available a secured letter of credit facility in the amount of $250.0 million. The letter of credit facility was renewed on December 23, 2021, and the facility is available until December 31, 2023. An additional uncommitted facility was also agreed on October 6, 2021, for $200 million. As of December 31, 2021, there were letters of credit outstanding under this facility totaling $208.9 million (2020: $141.8 million), secured by collateral in the amount of $236.4 million (2020: $185.1 million).

•

On September 17, 2021, the Letter of Credit Facility with Barclays Bank plc was renewed until September 15, 2023. The secured facility was amended to $60.0 million as was the unsecured tranche amended to $60.0 million. The borrowers of the facility continue to be Fidelis Insurance Bermuda Limited and Fidelis Underwriting Limited, with the guarantor continuing to be Fidelis Insurance Holdings Limited. A secured accordion of $100.0 million was entered into on December 16, 2021. As at December 31, 2021 there were letters of credit outstanding under this facility totaling $23.4 million (2020: $99.4 million), secured by collateral in the amount of $nil (2020: $55.0 million).

•

On September 17, 2021 the letter of credit facility with Bank of Montreal was renewed as a $120.0 million facility, with a $60.0 million secured tranche and a $60.0 million unsecured tranche expiring on September 17, 2023. Fidelis Insurance Bermuda Limited is the borrower and Fidelis Insurance Holdings Limited is the guarantor. A secured accordion of $40.0 million and an unsecured

F-51

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

accordion on $40.0 million was entered into on December 16, 2021. As at December 31, 2021 there were letters of credit outstanding under this facility totaling $45.0 million (2020: $13.5 million), secured by collateral in the amount of $16.0 million (2020: $nil).

•

A $50.0 million Standby Letter of Credit Facility Agreement with Lloyds, dated December 10, 2021 was made available to Fidelis Insurance Holdings Limited as parent, account party and guarantor, for a 4 year period to provide regulatory capital in respect of Ancillary Own Funds (“AOF”) for the benefit of Fidelis Underwriting Limited.

c.	Legal proceedings

From time to time in the normal course of business, the Group may be involved in formal and informal dispute resolution procedures, which may include arbitration or litigation, the outcomes of which determine the rights and obligations of the Group under the Group’s (re)insurance contracts, and other contractual agreements, or other matters as the case may be. In some disputes, the Group may seek to enforce its rights under an agreement or to collect funds owing to it. In other matters, the Group may resist attempts by others to collect funds or enforce alleged rights. While the final outcome of legal disputes that may arise cannot be predicted with certainty, the Group do not believe that the eventual outcome of any specific litigation, arbitration or alternative dispute resolution proceedings to which the Group are currently a party will have a material adverse effect on the financial condition of the Group’s business as a whole.

d.	Concentration of credit risk

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. The Group underwrites all of its (re)insurance business through brokers and as a result credit risk exists should any of these brokers be unable to fulfil their contractual obligations with respect to the payments of premium or failure to pass on claims, if there is risk transfer, to the Group. During the years ended December 31, 2021 and December 31, 2020, gross premiums written generated from or placed by the below companies individually accounted for more than 10% of the Group’s consolidated gross premiums written, as follows:

	2021	2020	2019
Aon plc	22%	31%	41%
Marsh & McLennan Companies, Inc	24%	19%	18%
Others	54%	50%	41%

The Group has policies and standards in place to manage and monitor the credit risk of intermediaries with a focus on day-to-day monitoring of the largest positions.

e.	Intragroup guarantees

The Company has unconditionally and irrevocably guaranteed all of the financial obligations of FUL and FIID. The Company has guaranteed Fidelis Marketing Limited’s lease obligations.

17.	Related Party Transactions

For the year ended December 31, 2021, the Group ceded reinsurance premiums of $0.2 million (2020: $2.8 million, 2019: $12.4 million), of which $0.7 million was earned in the year (2020: $7.4 million, 2019:

F-52

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

$12.3 million) and ceded losses of minus $0.4 million (2020: $7.7 million, 2019: $11.1 million) to Socium. In addition, Socium paid commissions of $nil (2020: $0.4 million, 2019: $0.7 million) to the Group during 2021. At December 31, 2021, the amount of reinsurance recoverable on unpaid and paid losses from Socium was $10.5 million (2020: $14.7 million) and the amount of ceded reinsurance payable included in insurance and reinsurance balances payable to Socium was $0.6 million (2020: $0.4 million) in the Consolidated Balance Sheets.

During 2019, the Group made interest free loans to management of $4.5 million and is recorded within other assets in the Consolidated Balance Sheets. At December 31, 2021, the outstanding balance is $4.5 million (2020: $4.5 million).

18.	Statutory Requirements and Dividend Restrictions

The Group’s ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The payment of such dividends is limited by applicable laws and statutory requirements of the jurisdictions in which the Group and its subsidiaries operate, detailed further below. The minimum required statutory capital and surplus is the amount of statutory capital and surplus necessary to satisfy regulatory requirements based on the Group’s current operations.

The estimated statutory capital and surplus and minimum required statutory capital and surplus for the Group and the subsidiaries by regulatory jurisdictions is as follows:

	December 31, 2021
	Bermuda(1)	United Kingdom(2)	Republic of Ireland(2)	FIHL Group(1)
Minimum statutory capital and surplus	662.4	500.3	68.3	804.6
Statutory capital and surplus	1,765.0	750.0	115.0	2,622.9
Available capital for distribution	1,102.6	249.7	46.7	2,554.6

	December 31, 2020
	Bermuda(1)	United Kingdom(2)	Republic of Ireland(2)	FIHL Group(1)
Minimum statutory capital and surplus	445.0	385.0	45.0	569.2
Statutory capital and surplus	1,862.3	584.2	101.0	2,543.1
Available capital for distribution	1,417.3	199.2	56.0	1,973.9

(1)	Required statutory capital and surplus represents the Enhanced Capital Requirement (“ECR”).
(2)	Required statutory capital and surplus represents the Solvency II Solvency Capital Requirement (“SCR”).

Bermuda operations

The BMA acts as group supervisor of the Group and has designated FIBL as the ‘designated insurer’ of the Group. In accordance with the Group supervision and insurance group solvency rules, the Group is required to prepare and submit audited Group GAAP financial statements, a Group SFR, a Group CSR and a Group Quarterly Financial Return (“QFR”).

Under the Insurance Act 1978, amendments thereto and Related Regulations of Bermuda (the Insurance Act), FIBL is required to prepare and submit annual audited GAAP financial statements and statutory financial statements and to file with the BMA a statutory financial return (“SFR”), capital and solvency return (“CSR”) and audited GAAP financial statements.

F-53

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

As a Class 4 (re)insurer, FIBL is required to maintain available statutory economic capital and surplus at a level equal to or greater than the ECR. The ECR the higher of the prescribed minimum solvency margin (“MSM”) or the required capital calculated by reference to the Bermuda Solvency Capital Requirement (“BSCR”) model. The BSCR model is a risk-based capital model that provides a method for determining a (re)insurer’s capital requirements (statutory capital and surplus) by taking into account the risk characteristics of different aspects of the (re)insurer’s business. In addition, the Group is required to maintain available statutory economic capital and surplus at a level equal to or in excess of the group ECR which is established by reference to the Group BSCR model.

Under the Insurance Act, FIBL is prohibited from declaring or paying a dividend if it is in breach of its minimum solvency margin, ECR or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. In addition, FIBL is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files with the BMA an affidavit stating that it will continue to meet the relevant solvency and liquidity margins. Without the approval of the BMA, FIBL is prohibited from reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements and any application for such approval must include an affidavit stating that it will continue to meet the required solvency and liquidity margins. In addition, under the Companies Act 1981, FIBL would be prohibited from making a distribution out of contributed surplus if there are reasonable grounds for believing that (a) FIBL is, or would after the payment be, unable to pay its liabilities as they become due or (b) the realizable value of FIBL’s assets would thereby be less than its liabilities.

United Kingdom Operations

The PRA regulatory requirements impose no explicit restrictions on the U.K. subsidiaries’ ability to pay a dividend, but FUL would have to notify the PRA 28 days prior to any proposed dividend payment. In addition, the Group’s U.K. subsidiaries must comply with the United Kingdom Companies Act of 2006, which provides that dividends may only be paid out of profits available for that purpose.

Republic of Ireland operations

The Central Bank of Ireland (“CBI”) regulatory requirements impose no explicit restrictions on FIID’s ability to pay a dividend, but FIID would have to notify the CBI prior to any proposed dividend payment. Under Irish Company law dividends may only be distributed from profits available for distribution, which consist of accumulated realized profits less accumulated realized losses.

19.	Share Capital Authorized and issued

The following sets out the number and par value of shares authorized, issued and outstanding at December 31, 2021 and 2020:

Consolidated Balance sheet	2021	2020
Common shares, par value $0.01
Authorised (thousands)	600,000.0	600,000.0

Issued and outstanding
Common shares (thousands)	210,895	209,851

F-54

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

Common shares

On July 15, 2021, the Group issued 21,602,305 shares for $318.2 million, net of issuance costs. On August 26, 2021, the Group repurchased 21,593,391 shares for $318.5 million, including costs of $4.4 million.

On February 10, 2020 the Group issued 15,115,722 common shares for a total of $142.3 million, net of issuance costs. On June 10, 2020, the Group issued 37,536,911 common shares for a total of $355.0 million, net of issuance costs. On July 23, 2020 the Group issued 14,764,344 common shares for a total of $139.0 million. On December 1, 2020 the Group issued 4,517,750 common shares for a total of $60.6 million, net of issuance costs.

On February 19, 2019 the Group declared a dividend of $0.54 per common share which was paid to common shareholders on March 29, 2019 for $69.0m. In connection with this dividend, a further $4.1m was paid to additional shareholders who were entitled to this dividend, but whose shares vested in 2020.

No dividends were declared in 2020 or 2021.

20.	Earnings per share

	2021	2020	2019
Earnings per common share
Net profit available to Fidelis Insurance Holdings Limited common shareholders	68.3	126.5	58.2
Weighted average common shares outstanding (in millions)	212.5	181.4	122.9
Earnings per common share	0.3	0.7	0.5

Earnings per diluted common share
Net profit available to Fidelis Insurance Holdings Limited common shareholders	68.3	126.5	58.2
Weighted average common shares outstanding (in millions)	212.5	181.4	122.9
Share-based compensation plans	5.3	5.3	1.8
Weighted average diluted common shares outstanding	217.8	186.7	124.7
Earnings per diluted common share	0.3	0.7	0.5

21.	Share Compensation

Warrants

In 2015, the Group reserved for issuance of warrants to purchase common shares, in the aggregate, up to 16.5% of the diluted shares: Founder’s warrants, Basic warrants, and Ratchet warrants. Warrants expire ten years from date of grant.

Warrants are valued using the Black Scholes option-pricing model. Share price volatility estimates of 17.1% and 17.8% were used based on ten-year volatility lookback of a peer group of (re)insurers as the Group has only been in operation for six years, therefore it was not practicable to estimate the Group’s share price volatility. The other assumptions used in the Black Scholes option-pricing model were as follows; risk free rates ranging from 0.59% - 1.56%, expected life of 10 years, and a 0.0% dividend yield.

Warrant exercises are satisfied through the issue of new shares.

F-55

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

Founders’ warrants

The Founders’ warrants require certain performance conditions and as at December 31, 2021, these conditions were not met. Since the initial grant in 2015, additional grants have occurred due to the anti-dilution clauses contained in the warrant agreements. Founder warrants have an exercise price of $10.

The Founders’ warrant activity for the years ended December 31, 2021 and 2020 were as follows:

	Number of warrants	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at December 31, 2019	17,607,971	$2.95	5.4 years
Granted	5,039,981	2.41
Outstanding at December 31, 2020	22,647,952	$2.83	5.9 years
Granted	265,528	5.61
Outstanding at December 31, 2021	22,913,480	$2.86	4.9 years

Basic warrants

Management were issued basic warrants subject to a service condition only. The service condition is met with a portion vesting and becoming exercisable immediately, on grant, and the remainder vesting and becoming exercisable on each of the first five anniversary dates following the original grant date of the warrants. The vesting percentages range from 12.5% to 25.0% annually. All basic warrants have now vested.

For the year ended December 31, 2021, total compensation expense of $2.5 million (2020: $18.0 million; 2019: $3.6 million)) related to basic warrants was included in general and administrative expenses. At December 31, 2021, the Group had $nil (2020: $nil million; 2019: $0.1 million) of unamortized share compensation expense related to the basic warrants.

The associated tax benefit recorded to income tax expense in the Consolidated statement of operations in respect of basic warrants was $0.5 million, $3.4 million and $0.7 million for the years ended December 31, 2021, 2020 and 2019 respectively.

The basic warrant activity for the years ended December 31, 2021 and 2020 were as follows:

	Number of warrants	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at December 31, 2019	7,095,507	$1.96	5.4 years
Exercisable at December 31, 2019	6,147,890	$1.96	5.4 years
Granted	10,938,741	1.75
Exercised	(128,190)	0.96
Forfeited	(299,185)	1.44
Outstanding at December 31, 2020	17,606,873	$1.83	8.0 years
Exercisable at December 31, 2020	17,606,873	$1.83	8.0 years
Granted	568,141	4.40
Exercised	(307,277)	2.61
Forfeited	(364,180)	1.72
Outstanding at December 31, 2021	17,503,557	$1.90	7.1 years
Exercisable at December 31, 2021	17,503,557	$1.90	7.1 years

F-56

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

The weighted average exercise price of the basic warrants for 2021 is $12.97 (2020: $12.97). The intrinsic value of the basic warrants exercised in 2021 and 2020 was not considered material.

Ratchet warrants

Management were issued ratchet warrants subject to a service and performance condition. No ratchet warrants were exercisable as of December 31, 2021 (2020: $nil; 2019: nil).

The performance condition will be met with respect to ratchet warrants upon meeting Group performance goals, including achieving specific target internal rate of return thresholds. Upon meeting all required performance conditions, the ratchet warrants will vest on the fifth anniversary following the grant date. For the year ended December 31, 2021, total compensation expense of $nil (2020: $nil; 2019: nil) related to ratchet warrants was included in general and administrative expenses. At December 31, 2021, the Group had $nil (2020: $nil; 2019: nil) of unamortized share compensation expense related to the ratchet warrants.

Ratchet warrant activity for the years ended December 31, 2021 and 2020 were as follows:

	Number of warrants	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at December 31, 2019	1,327,609	$2.95	6.0 years
Granted	891,327	3.09
Forfeited	(108,771)	2.95
Outstanding at December 31, 2020	2,110,165	$3.00	6.5 years
Granted	37,309	6.58
Forfeited	(355,135)	3.00
Outstanding at December 31, 2021	1,792,339	$3.07	5.6 years

Restricted stock units

On February 17, 2016, the 2015 Non-Qualified Share Option Plan (the “2015 Plan”) was approved by the Board of Directors. The Group reserved up to 2% of the diluted shares to the issuance of RSUs to purchase common shares. The RSUs are granted with a $0.01 exercise price and expire 10 years from the date of issuance.

On November 8, 2018, the 2018 Non-Qualified Share Option Plan (the “2018 Plan”) was approved by the Board of Directors. The Group reserved up to 3% of the diluted shares to the issuance of RSUs to purchase common shares. The RSUs are granted with a $0.01 exercise price and expire 10 years from the date of issuance. RSU exercises are satisfied through the issue of new shares.

The RSUs contain both service and performance conditions. The RSUs vest after a three-year period and a portion are subject to the satisfaction of certain performance conditions based on achievement of pre-established targets for return on equity for the Group as well as a relative performance metric compared to peers. The fair value of the RSUs is estimated at the latest price at which the Group raised capital. Where no recent capital transaction has occurred, the fair value is determined by the Board.

F-57

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

The following table provides RSU activity for the years ended December 31, 2021 and 2020:

	Number of restricted stock units	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at December 31, 2019	3,010,632	$8.18	1.3 years
Exercisable at December 31, 2019	19,613	8.60
Granted	1,663,412	9.55
Exercised	(404,708)	8.33
Forfeited	(358,159)	8.38
Cancelled	(4,745)	8.14
Outstanding at December 31, 2020	3,906,432	$8.73	1.3 years
Exercisable at December 31, 2020	111,610	8.35
Granted	1,767,032	13.10
Exercised	(1,113,625)	8.38
Forfeited	(107,720)	10.49
Cancelled	—	0.00
Outstanding at December 31, 2021	4,452,119	$10.45	1.2 years
Exercisable at December 31, 2021	194,535	8.38

The number of RSUs included in the above table are based upon target vesting of 100%, but actual vesting will differ. Within the granted line for 2021 are 110,575 RSUs that relate to additional RSUs granted as a result of the performance targets for the 2018 RSU grant being exceeded.

The intrinsic value of the RSUs exercised in 2021 was $9.3 million (2020: $3.4 million).

As at December 31, 2021, total compensation expense of $7.3 million (2020: $14.6 million; 2019: $8.3 million) relating to the RSUs was included in general and administrative expenses. An income tax benefit of $1.4m (2020: $2.8m; 2019: $1.6 million) has been recognized. As of December 31, 2021, there was a remaining unamortized balance of $18.3 million (2020: $20.1 million; 2019: $12.5 million), which will be recognized over the remaining service period.

22.	Income Taxation

Net income before tax is split between the Group’s operating jurisdictions based on the jurisdiction of tax residence as per below:

	For the year ended December 31,
	2021	2020	2019
Bermuda	40.0	159.0	84.1
United Kingdom	33.4	(32.7)	(20.6)
Republic of Ireland	5.5	(3.4)	(3.3)
US	(0.2)	0.6	—

Total	78.7	123.5	60.2

United Kingdom

The Company, Pine Walk, FUL and FML are tax resident in the United Kingdom and are subject to relevant taxes in that jurisdiction. In March 2020, the UK Government announced that from April 1, 2020 the corporation

F-58

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

tax rate would remain at 19% (rather than reducing to 17%, as previously enacted). This new law was enacted July 22, 2020. The Government made a number of budget announcements on March 3, 2021 which included confirming that the rate of corporation tax will increase to 25% from April 1, 2023. This new law was enacted on June 10, 2021. Deferred taxes at the balance sheet date have been measured using these enacted tax rates and reflected in these financial statements. This means that the 25% main rate of corporation tax will be relevant for any timing differences expected to reverse on or after April 1, 2023. Consequently, any losses carried forward and the deferred tax asset at December 31, 2021 have been revalued at 25% (2020: 19%).

2020 to 2021 are open tax years in the United Kingdom for those relevant entities that are either within the statutory time for examination or subject to open examinations by local tax authorities.

Bermuda

Under current Bermuda law, the Company’s Bermudian subsidiary, FIBL, is not required to pay any taxes in Bermuda on its income or capital gains. The subsidiary has received undertakings from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2035 under the Tax Assurance Certificates issued to such entities pursuant to the Bermuda Exempted Undertakings Tax Protection Act of 1966, as amended. The impact of this is included within income/losses not subject to income taxes in ‘Impact of differences in overseas tax rates’ as setout in the reconciliation of the difference between the charge for income taxes and the expected tax expense below.

Republic of Ireland

FIID is tax resident in the Republic of Ireland. In addition, FML has elected for CTA 2009 section 18A in connection with its basis of permanent establishment of its Irish branch. As such both FIID and the Irish branch of FML are subject to Irish corporation tax, and not UK corporation tax, on their trading profits at a rate of 12.5%.

2020 to 2021 are open tax years in the Republic of Ireland for those relevant entities that are either within the statutory time for examination or subject to open examinations by local tax authorities.

United States

Fidelis US Holdings Inc, (“FUSH”), an immaterial subsidiary of the Company is tax resident in the United States and is subject to relevant taxes in that jurisdiction.

The statute of limitations on corporate return is 3 years after such that 2018 to 2021 are considered open tax years in the US with the US tax authorities.

The Group continues to believe that it has made adequate provision for the liabilities likely to arise on all open tax years in each jurisdiction. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities. Fidelis has developed its process to review and measure income tax positions using internal expertise, experience and judgment, together with assistance and opinions from professional advisors. Original estimates are always refined as additional information becomes known.

F-59

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

The Group income tax (expense)/benefit for the years ended December 31, 2021, 2020 and 2019, is as follows:

	2021	2020	2019
Current tax expense	$(26.8)	$(2.9)	$(0.8)
Deferred tax benefit (excluding rate change)	17.8	4.7	0.2
Rate change on deferred tax	8.6	1.3	—

Income tax (expense)/benefit	$(0.4)	$3.1	$(0.6)

	2021	2020	2019
Income tax (expense)/benefit allocated to net income	$(0.4)	$3.1	$(0.6)
Income tax (expense)/benefit allocated to comprehensive income	2.4	(0.7)	(0.7)

Total income tax (expense)/benefit	$2.0	$2.4	$(1.3)

	Year ended December 31, 2021
	Income/(loss) before tax	Current tax benefit/(expense)	Deferred tax benefit/(expense)	Total income tax benefit/(expense)
	($ in millions)
Bermuda	$40.0	$—	$—	$—
US	(0.2)	—	—	—
United Kingdom	33.4	(26.3)	26.9	0.6
Republic of Ireland	5.5	(0.5)	(0.5)	(1.0)

Total	$78.7	$(26.8)	$26.4	$(0.4)

	Year ended December 31, 2020
	Income/(loss) before tax	Current tax benefit/(expense)	Deferred tax benefit/(expense)	Total income tax benefit/(expense)
	($ in millions)
Bermuda	$159.0	$—	$—	$—
US	0.6	—	—	—
United Kingdom	(32.7)	(2.7)	5.6	2.9
Republic of Ireland	(3.4)	(0.2)	0.4	0.2

Total	$123.5	$(2.9)	$6.0	$3.1

	Year ended December 31, 2019
	Income/(loss) before tax	Current tax benefit/(expense)	Deferred tax benefit/(expense)	Total income tax benefit/(expense)
	($ in millions)
Bermuda	$84.1	$—	$—	$—
US	—	—	—	—
United Kingdom	(20.6)	(0.8)	(0.4)	(1.2)
Republic of Ireland	(3.3)	—	0.6	0.6

Total	$60.2	$(0.8)	$0.2	$(0.6)

The effective tax rate for the Group is 0.5% (2020: negative 2.5%, 2019: 1.0%).

A reconciliation of the difference between the reported income tax (expense) / benefit and the expected income tax expense at the UK statutory income tax rate, the income tax rate of the jurisdiction of tax residence for the

F-60

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

Company, for the years ended December 31, 2021, 2020 and 2019 and tax benefit for the year ended December 31, 2020 is provided below. The expected tax expense has been calculated using income before income taxes multiplied by the applicable statutory income tax rate.

	2021	2020	2019
Expected income tax expense at the UK tax rate of 19%	$(14.9)	$(23.5)	$(11.4)
Reconciling items
Disallowable expenses	(2.7)	(7.7)	(5.6)
Income not subject to income taxes	0.1	0.3	0.1
Adjustments in respect of prior year	0.1	2.9	(0.1)
Effects of changes to UK tax rates	8.6	1.3	—
Impact of differences in tax rates	8.1	30.0	16.4
Valuation allowance	(0.5)	(0.1)	—
Foreign exchange	0.8	(0.1)	—

Income tax (expense)/benefit	$(0.4)	$3.1	$(0.6)

The components of the Group’s net non-current deferred tax asset and liability as at December 31, 2021 and 2020 are as follows:

	2021	2020
Deferred tax assets:
Net operating losses carryforward	$31.2	5.6
Other temporary differences	0.8	(0.2)
Fixed assets	0.7	0.8
Available-for-sale investments	1.1	—
Share based payments	8.7	8.1

Total deferred tax assets	42.5	14.3

Deferred tax liabilities:
Available-for sale assets	—	(1.2)

Total deferred tax liabilities	—	(1.2)

Valuation allowance	(2.2)	(1.7)

Net deferred tax asset	$40.3	11.4

The valuation allowance of $2.2 million (2020: $1.7 million) has been made against certain operating loss carryforwards as the Group does not consider that it is more likely than not that these will not be recovered against future income.

The net operating loss carryforward on which the deferred tax asset has been recognized consist of $125.0 million (2020: $24.4 million) arising in the UK and $2.2 million (2020: $7.3 million) arising in the Republic of Ireland. There is no expiry date for the operating losses carryforwards.

The Group paid and accrued interest for tax payments to the UK Tax authority, Her Majesty’s Revenue and Customs (“HMRC”) totaling $0.2 million, for the years ended December 31, 2021 (2020: $nil).

F-61

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

As at December 31, 2021, $4.3 million was owed in total to tax authorities in jurisdictions where the Group operates (2020: $4.1 million). This amount is included within ‘Other liabilities’ on the Balance Sheet.

At December 31, 2021, the Company did not have any material unrecognized tax benefits. The Company does not anticipate any changes in unrecognized tax benefits during 2022 that would have a material impact on the Company’s income tax expense.

23.	COVID-19

Since the start of 2020, many countries have experienced an outbreak of the COVID-19 virus and on March 11, 2020, the World Health Organization declared the disease to be a global pandemic. The situation continues to develop, and the long-term impact of this pandemic is unclear at this time. Management is monitoring the developments closely and has recognized the impacts in these financial statements as appropriate. Areas within the financial statements that have a potential to be impacted include valuation of the Company’s investment portfolio and net reserves for losses and loss adjustment expenses. The potential for losses arising from COVID-19 have been and will continue to be monitored and discussed by management.

In June 2020, the FCA issued proceedings against a group of insurers in a test case designed to clarify the interpretation and application of commonly used insurance coverage extensions under business interruption insurance policy wordings, in the context of losses arising from the COVID-19 pandemic, and in September 2020, the High Court delivered judgment in this case. The test case was not intended to encompass all possible disputes, but to resolve some key contractual uncertainties and causation issues to provide clarity for policyholders and insurers. However, each policyholder’s claim is different and the ultimate outcome from this case will depend on the relevant policy and underlying circumstances. The Group is not a party to this case and writes a limited amount of policies that could be directly impacted by the test case. In late September 2020, the parties to this test case appealed to the U.K. Supreme Court.

The Supreme Court judgment was given in January 2021 and there were two key findings. First, it was held that the majority of the test case policies were triggered by the government lockdowns in 2020. This is of little direct relevance to the Group as it writes a limited amount of these policies. Second, and of relevance to the entire Insurance Market, the Supreme Court held that the basis of assessing the quantum of business interruption losses should be altered; over-ruling the Orient Express Case [Orient-Express Hotels Limited v Assicurazioni Generali Spa (UK) [2010] EWHC 1186] . The effect of over-ruling this established case will be to increase the quantum of Business Interruption losses in the insurance market generally, the Group will be affected by this, as will the rest of the insurance and reinsurance market. Disputes on COVID-19 business interruption coverage and aggregation have continued throughout 2021 into 2022 and would be expected to affect the (re)insurance market widely.

We have performed an analysis to estimate potential exposure to Property Business Interruption losses from COVID-19. In general, our portfolio is more focused on residential exposure and the vast majority of cedants have strong exclusions in place. This reduces the potential for losses through Property Business Interruption. We have estimated loss reserves of $15 million in our reserves for Business Interruption losses relating to Covid-19, this is similar to the allowance made at year-end 2020.

24.	Subsequent Events

Subsequent events have been evaluated up to the issuance of these consolidated financial statements.

F-62

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019

(Expressed in millions of U.S. dollars)

On February 24, 2022, the Russian Federation invaded Ukraine resulting in armed conflict in Ukraine and the Black Sea (“Ukraine Conflict”). Subsequently a number of countries, including the United States of America, the United Kingdom, and those in the European Union, placed significant sanctions on Russian institutions and persons which resulted in a devaluation of the Rouble and a fall in the value of Russian fixed income and equity assets, and the prompt withdrawal of companies from Russia without securing their assets. Fidelis has minimal direct exposure to Russian equities and minimal exposure to fixed income assets impacted by sanctions. Fidelis has potential exposure to losses associated with the conflict in Ukraine and the Black Sea through certain lines in the Bespoke and Specialty segments. As a recent subsequent event, and in the light of the fluid nature of the Ukraine Conflict, there are a number of complexities and implications that will need to be evaluated and determined on an ongoing basis before Fidelis can reasonably estimate potential losses which could potentially be material. However, Fidelis does not believe the impact of the Ukraine Conflict will adversely affect the Company’s ability to operate as a going concern.

F-63

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SCHEDULE I—FIDELIS INSURANCE HOLDINGS LIMITED

Summary of Investments—Other than Investments in Related Parties

*	Fidelis Insurance Holdings Limited holds no investments other than cash and cash equivalents

F-64

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SCHEDULE II—FIDELIS INSURANCE HOLDINGS LIMITED

Condensed Financial Information of Registrant

Condensed Balance Sheet—Parent company only

(expressed in millions of US Dollars)

	December 31, 2021	December 31 2020
Assets
Investments in subsidiaries	$2,489.7	$2,423.8
Cash and cash equivalents	15.1	44.1
Amounts due from affiliates	21.4	17.6
Deferred tax asset	24.6	3.3
Other assets	4.7	4.5

Total assets	$2,555.5	$2,493.3

Liabilities and shareholders’ equity
Liabilities
Amounts due to affiliates	$31.7	$6.6
Long term debt	446.9	446.0
Preferred securities	58.4	58.4
Other liabilities	4.6	6.1

Total liabilities	$541.6	$517.1

Shareholders’ equity
Share capital (par value $0.01]; authorized, 600,000,000; issued and outstanding, 210,895,000 (2020: 209,851,200)	$2.1	$2.1
Additional paid-in capital	2,075.2	2,071.9
Accumulated Other Comprehensive (loss) / income	(11.3)	22.6
Accumulated deficit	(52.1)	(120.4)

Total shareholders’ equity	$2,013.9	$1,976.2

Total liabilities and shareholders’ equity	$2,555.5	$2,493.3

F-65

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SCHEDULE II—FIDELIS INSURANCE HOLDINGS LIMITED

Condensed Financial Information of Registrant

Condensed Statement of Income (Loss)—Parent company only

(expressed in millions of US Dollars)

	For the year ended
	December 31, 2021	December 31 2020	December 31 2019
Revenues
Net investment income	$—	$0.3	$0.4
Dividend from subsidiaries	83.0	50.5	126.0
Other income	—	2.8	0.2
Total revenues	$83.0	$53.6	$126.6

Expenses
General and administrative expenses	$24.8	$26.9	$18.2
Financing costs	30.9	24.2	22.5
Loss on extinguishment of preferred securities	—	25.3	—
Net foreign exchange (gains) losses	(0.3)	(0.1)	0.2

Total expenses	$55.4	$76.3	$40.9

Net income / (loss) before taxes	$27.6	$(22.7)	$85.7
Income tax benefit	15.3	7.1	3.7

Net loss before equity in net income of subsidiaries	$42.9	$(15.6)	$89.4
Equity in net income of subsidiaries	25.4	142.1	(31.2)

Net income available to common shareholders	$68.3	$126.5	$58.2

Other Comprehensive income / (loss)
Unrealized (loss) / gains on AFS financial assets	$(36.1)	$12.1	$11.3
Tax expense on unrealized (loss) / gains on AFS financial assets	2.4	(0.7)	(0.7)
Currency translation adjustments	(0.2)	—	0.1
Total other comprehensive income / (loss) available to common shareholders	$(33.9)	$11.4	$10.7
Comprehensive income available to common shareholders	$34.4	$137.9	$68.9

F-66

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SCHEDULE II—FIDELIS INSURANCE HOLDINGS LIMITED

Condensed Financial Information of Registrant

Condensed Statement of Cash flows—Parent company only

(expressed in millions of US Dollars)

	For the year ended
	December 31, 2021	December 31 2020	December 31 2019
Operating activities
Net income	$68.3	$126.5	$58.2
Less: Equity in net income of subsidiaries	(25.4)	(142.1)	31.2
Share based compensation expense	9.8	32.6	11.8
Deferred tax expense/(benefit)	(21.3)	(0.4)	(0.7)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Changes in assets and liabilities:
Due to from subsidiaries	21.3	(3.1)	(2.6)
Other assets	(0.4)	5.5	(1.4)
Other liabilities	(1.5)	1.1	0.6

Net cash provided by (used in) operating activities	$50.8	$20.1	$97.1
Investing activities:
Contributed capital to subsidiaries	(75.0)	(936.5)	(182.6)

Net cash provided by (used in) investing activities	$(75.0)	$(936.5)	$(182.6)
Financing activities:
Proceeds from issuance of loan notes, net of issuance costs	—	445.7	—
Proceeds from issuance of common shares, net of issuance costs	318.2	691.8	150.4
Repurchase of common shares	(320.9)	—	(8.9)
Dividends on common shares	(2.1)	(5.1)	(67.5)
Repurchase of preferred securities	—	(183.8)	—

Net cash provided by (used in) financing activity	$(4.8)	$948.6	$74.0
Net (decrease) increase in cash and cash equivalents	(29.0)	32.2	(11.5)
Cash and cash equivalents at beginning of period	44.1	11.9	23.4

Cash and cash equivalents at end of period	$15.1	$44.1	$11.9

F-67

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SCHEDULE III—FIDELIS INSURANCE HOLDINGS LIMITED AND SUBSIDIARIES

Supplementary Insurance Information

(expressed in millions of US Dollars)

	Deferred Acquisition Costs	Reserve and Loss Adjustment Expenses	Unearned Premiums	Net Premiums Earned	Net Investment Income*	Net Losses and Loss Adjustment Expenses incurred	Amortization of Deferred Acquisition Costs	Other operating expenses	Net Premiums Written
December 31, 2021
Bespoke	$299.4	5.1	1,100.6	251.9	—	71.4	84.6	—	434.6
Specialty	119.9	329.9	742.9	535.3	—	206.2	127.3	—	758.2
Reinsurance	33.8	1,051.5	270.2	367.0	—	419.2	88.0	—	408.3
Other	—	—	—	—	20.6	—	—	75.4)	—

Total	$453.1	1,386.5	2,113.7	1,154.2	20.6	696.8	299.9	(75.4)	1,601.1

December 31, 2020
Bespoke	226.5	130.0	816.9	212.5	—	70.5	66.8	—	251.2
Specialty	62,1	144.0	429.4	171.7	—	64.8	36.5	—	403.1
Reinsurance	18.1	544.0	159.2	344.4	—	189.2	75.9	—	251.3
Other	—	—	—	—	26.2	—	—	(83.5)	—

Total	$306.7	818.0	1,405.5	728.6	26.2	324.5	179.2	(83.5)	905.6

December 31, 2019
Bespoke	191.1	74.1	715.6	147.0	—	27.3	46.2	—	284.3
Specialty	13.0	89.0	89.2	30.5	—	29.3	6.1	—	59.0
Reinsurance	15.9	567.6	149.8	146.5	—	73.5	33.2	—	151.4
Other	—		—	—	31.5	—	—	(64.8)	—

Total	$220.0	730.7	954.6	324.0	31.5	130.1	85.5	(64.8)	494.7

* The Company does not manage its assets by segment and accordingly net investment income is not allocated to each underwriting segment. In addition, operating expenses are not allocated to segment (as employees and their associated costs) work across segments.

F-68

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SCHEDULE IV—FIDELIS INSURANCE HOLDINGS LIMITED AND SUBSIDIARIES

Reinsurance

(expressed in millions of US Dollars)

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year Ended December 31, 2021
Premiums Written:
Bespoke	592.7	(153.4)	(4.7)	434.6	(1%)
Specialty	906.0	(357.0)	209.2	758.2	28%
Reinsurance	—	(676.2)	1,084.5	408.3	266%

Total	1,498.7	(1,186.6)	1,289.0	1,601.1

Year Ended December 31, 2020
Premiums Written:
Bespoke	326.5	(87.9)	12.6	251.2	5%
Specialty	394.2	(174.8)	183.7	403.1	46%
Reinsurance	0.8	(408.2)	658.7	251.3	262%

Total	721.5	(670.9)	855.0	905.6

Year Ended December 31, 2019
Premiums Written:
Bespoke	243.4	(55.4)	96.3	284.3	34%
Specialty	83.7	(40.0)	15.3	59.0	26%
Reinsurance	2.6	(221.2)	370.0	151.4	244%

Total	329.7	(316.6)	481.6	494.7

F-69

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SCHEDULE VI—FIDELIS INSURANCE HOLDINGS LIMITED AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION FOR PROPERTY AND CASUALTY INSURANCE UNDERWRITERS

(expressed in millions U.S. dollars)

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I	Column I	Column J	Column K
							Net Losses and Loss Adjustment Expenses Incurred Related to
Affiliation with Registrant	Deferred Acquisition Costs	Reserves for losses and loss Adjustment Expenses	Discount, if any, deducted in Column C	Unearned Premiums	Net Premium Earned	Net Investment Income	(a) Current Year	(b) Prior Year	Amortization of Deferred Acquisition Costs	Net Paid Losses and Loss Adjustment Expenses	Net Premiums Written
Consolidated Subsidiaries
2021	453.1	1,386.5	—	2,113.7	1,154.2	20.6	706.4	9.6	299.9	(528.6)	1,601.1

2020	306.7	818.0	—	1,405.5	728.6	26.2	362.9	38.4	179.2	(185.1)	905.6

2019	220.0	730.7	—	954.6	324.0	31.5	140.2	10.1	85.5	(33.5)	494.7

F-70

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PART II

INFORMATION NOT

REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

To the extent permitted by the Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we issued securities that were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

•

On February 10, 2020 we issued 15,115,722 Common Shares for total proceeds of $142.3 million, net of issuance costs in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder;

•

On June 10, 2020, we issued 37,536,911 Common Shares for total proceeds of $355.0 million, net of issuance costs in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder;

•

On June 18, 2020, we issued $300.0 million aggregate principal amount of 4.875% Senior Notes due 2030 and on July 2, 2020, we issued a further $30.0 million aggregate principal amount of 4.875% Senior Notes due 2030, in each case in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder;

•

On July 23, 2020 we issued 14,764,344 Common Shares for total proceeds of $139.0 million, net of issuance costs in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder;

•

On October 16, 2020 we issued $105.0 million aggregate principal amount of 6.625% Fixed-Rate Reset Junior Subordinated Notes due 2041 and on October 20, 2020 we issued a further $20.0 million 6.625% aggregate principal amount of Fixed-Rate Reset Junior Subordinated Notes due 2041, in each case in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder;

•

On December 1, 2020 we issued 4,517,750 Common Shares for total proceeds of $60.6 million, net of issuance costs in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder; and

•

On July 15, 2021, we issued 21,602,305 Common Shares for total proceeds of $318.2 million, net of issuance costs in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

II-1

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

ITEM 8. EXHIBITS

•	The Exhibit Index is hereby incorporated herein by reference.

•	Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

ITEM 9. UNDERTAKINGS

(a)

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1*	Memorandum of Association of the Registrant

3.2*	Amended and Restated Bye-laws of the Registrant

5.1*	Opinion of Conyers Dill & Pearman Limited, counsel to the Registrant, as to the validity of the Common Shares

10.1*	Registration Rights Agreement by and among Fidelis Insurance Holdings Limited and certain shareholders of Fidelis Insurance Holdings Limited

10.2*	Framework Agreement

10.3*	Delegated Underwriting Authority

10.4*	Inter-Group Services Agreement

10.5*	Amended and Restated Common Shareholders Agreement

10.6*	Form of Indemnification Agreement for Officers and Directors

10.7*	Base Senior Notes Indenture

10.8*	Supplemental Senior Notes Indenture

10.9*	Base Subordinated Notes Indenture

10.10*	Supplemental Subordinated Notes Indenture

10.11†*	Form of Long-Term Incentive Plan

21.1*	List of subsidiaries of the Registrant

23.1*	Consent of KMPG Audit Limited, independent registered public accounting firm

23.2*	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)

24.1*	Power of Attorney (included in signature page to Registration Statement)

99.1*	Registrant’s Representation under Item 8.A.4

99.2*	Consent of Director Nominee

*	To be filed by amendment.
†	Identifies management contract or compensatory plan or arrangement

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda, on this              day of             , 2022.

FIDELIS INSURANCE HOLDINGS LIMITED

By:
Name:
Title:

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer (Principal Executive Officer)

Chief Financial Officer (Principal Financial Officer)

Chairman of the Board and Director

Director

Director

Director

Director

Director

Director

Authorized Representative in the United States